FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

ABN AMRO HOLDING N.V.
Commission File Number: 001-14624

ABN AMRO BANK N.V.
Commission File Number: 001-14624-05

(Translation of registrants’ names into English)

Gustav Mahlerlaan 10,
1082 PP Amsterdam,
The Netherlands
(Address of principal executive offices)

ABN AMRO CAPITAL FUNDING LLC VII
Commission File Number: 000-12450-19

ABN AMRO CAPITAL FUNDING TRUST VII
Commission File Number: 000-12450-08

(Translation of registrants’ names into English)

135 South LaSalle Street
Chicago, Illinois 60603
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-104778.

ABN AMRO HOLDING N.V.
ABN AMRO BANK N.V.
     ABN AMRO CAPITAL FUNDING LLC VII
ABN AMRO CAPITAL FUNDING TRUST VII

Item

1.1	Underwriting Agreement, dated February 11, 2004, among ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, LaSalle Funding LLC, LaSalle Bank Corporation, ABN AMRO Capital Funding Trust VII, ABN AMRO Capital Funding LLC VII, and ABN AMRO Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named therein, relating to the sale of up to 69,000,000 non-cumulative trust preferred securities unconditionally guaranteed by ABN AMRO Holding N.V.

1.2	Amendment to the Underwriting Agreement, dated February 12, 2004, among ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, LaSalle Funding LLC, LaSalle Bank Corporation, ABN AMRO Capital Funding Trust VII, ABN AMRO Capital Funding LLC VII, and ABN AMRO Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named therein, relating to the sale of up to 75,900,000 non-cumulative trust preferred securities unconditionally guaranteed by ABN AMRO Holding N.V.

4.1	Amended and Restated Trust Agreement, dated February 18, 2004, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor

4.2	Amended and Restated LLC Agreement, dated February 18, 2004, among ABN AMRO North America Holding Company, as initial common security holder, ABN AMRO Capital Funding Trust VII, as initial preferred security holder, and BNY Midwest Trust Company, as manager trustee, for the benefit of the persons who may become preferred security holders

4.3	Trust Securities Guarantee Agreement, dated February 18, 2004, among ABN AMRO Holding N.V., as guarantor, ABN AMRO North America Holding Company, as initial common security holder, ABN AMRO Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the several initial preferred security holders named therein, and BNY Midwest Trust Company, as trustee, for the benefit of the initial holders and any subsequent holders of trust preferred securities

4.4	Company Preferred Securities Guarantee Agreement, dated February 18, 2004, among ABN AMRO Holding N.V., as guarantor, and BNY Midwest Trust Company, as guarantee trustee and as initial preferred security holder in its capacity as Property Trustee pursuant to the Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VII

8	Opinion of Davis Polk & Wardwell regarding tax matters

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	February 19, 2004	By:	/s/ Rolf Smit

			Name:	Rolf Smit
			Title:	Executive Vice President

		By:	/s/ Arjo Blok

			Name:	Arjo Blok
			Title:	Senior Vice President

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO BANK N.V.

Date:	February 19, 2004	By:	/s/ Rolf Smit

			Name:	Rolf Smit
			Title:	Executive Vice President

		By:	/s/ Arjo Blok

			Name:	Arjo Blok
			Title:	Senior Vice President

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO CAPITAL FUNDING LLC VII

Date:	February 19, 2004	By:	/s/ J. Sirota

			Name:	J. Sirota
			Title:	Vice President

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO CAPITAL FUNDING TRUST VII

Date:	February 19, 2004	By:	/s/ J. Sirota

			Name:	J. Sirota
			Title:	Vice President

Item 1.1

                                                                 EXECUTION COPY

                             ABN AMRO HOLDING N.V.
                (a Netherlands public limited liability company)

                               ABN AMRO BANK N.V.
                (a Netherlands public limited liability company)

                     ABN AMRO NORTH AMERICA HOLDING COMPANY
                            (a Delaware corporation)

                              LASALLE FUNDING LLC
                     (a Delaware limited liability company)

                            LASALLE BANK CORPORATION
                            (a Delaware corporation)

                        ABN AMRO CAPITAL FUNDING LLC VII
                     (a Delaware limited liability company)

                       ABN AMRO CAPITAL FUNDING TRUST VII
                          (a Delaware statutory trust)

           6.08% NON-CUMULATIVE GUARANTEED TRUST PREFERRED SECURITIES

                             UNDERWRITING AGREEMENT

                            DATED: February 11, 2004

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Section 9.  Representations, Warranties and Agreements to Survive Delivery..29

Schedule A:       Names of Underwriters and Number of Trust
                  Preferred Securities to be Purchased....................SA-1
Schedule B:       Initial Public Offering Price and Underwriters

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                       ABN AMRO Capital Funding Trust VII
                          (a Delaware statutory trust)

           6.08% Non-cumulative Guaranteed Trust Preferred Securities
            (Liquidation Amount of $25 per Trust Preferred Security)
                      guaranteed by ABN AMRO Holding N.V.

                             UNDERWRITING AGREEMENT

                               February 11, 2004

ABN AMRO Incorporated
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
As Representatives of the Several Underwriters
     named in Schedule A hereto
         c/o ABN AMRO Incorporated
         55 E. 52nd Street
         New York, New York 10055

Ladies and Gentlemen:

     ABN AMRO Capital Funding Trust VII (the "Trust"), a statutory trust organized under the Delaware Statutory Trust Act (the "Delaware Trust Act")
(Chapter 38, Title 12, of the Delaware Code, 12 Del. C. ss.3801 et seq.), ABN
AMRO Capital Funding LLC VII (the "LLC"), a limited liability company organized under the Limited Liability Company Act (the "Delaware LLC Act") of the State
of Delaware (Chapter 18, Title 6, of the Delaware Code, 6 Del. C. ss.ss. 18-101
et seq.), ABN AMRO Holding N.V., a Netherlands public limited liability company
(the "Guarantor"), ABN AMRO Bank N.V., a Netherlands public limited liability company (the "Bank"), LaSalle Funding LLC, a Delaware limited liability company
("LaSalle Funding"), LaSalle Bank Corporation, a Delaware corporation ("LaSalle
Bank"), and ABN AMRO North America Holding Company ("AANAH" and together with the Guarantor, the Trust, the Bank and the LLC, the "ABN AMRO Parties"),
confirm their agreement (the "Agreement") with ABN AMRO Incorporated, Citigroup
Global Markets Inc. and Morgan Stanley & Co. Incorporated and each of the other
Underwriters named in Schedule A hereto (collectively, the "Underwriters,"
which term shall

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also include any underwriter substituted as hereinafter provided in Section 11 hereof), for whom ABN AMRO Incorporated, Citigroup Global Markets Inc. and
Morgan Stanley & Co. Incorporated are acting as representatives (in such capacity, hereinafter referred to as the "Representatives"), with respect to the sale by the Trust and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of 6.08% Non-cumulative Guaranteed
Trust Preferred Securities (liquidation preference $25 per trust preferred security), representing preferred undivided beneficial ownership interests in the assets of the Trust (the "Trust Preferred Securities"), set forth in
Schedule A. AANAH will initially own all the common securities (the "Trust
Common Securities" and, together with the Trust Preferred Securities, the
"Trust Securities"), representing undivided beneficial ownership interests in the assets of the Trust. The Trust Preferred Securities and the Trust Common
Securities will be issued pursuant to an amended and restated trust agreement
(the "Trust Agreement") of the Trust, to be dated as of February 18, 2004, among the Guarantor, LaSalle Funding, as sponsor, the regular trustees named therein (the "Regular Trustees"), BNY Midwest Trust Company, as institutional trustee (the "Property Trustee"), and The Bank of New York (Delaware), a
Delaware corporation, as Delaware trustee (the "Delaware Trustee" and, together with the Regular Trustees and the Property Trustee, the "Issuer Trustees"), and
the holders from time to time of undivided beneficial interests in the assets of the Trust. The Trust Preferred Securities will be guaranteed by the
Guarantor, to the extent set forth in the Trust Securities Guarantee Agreement
(the "Trust Guarantee"), to be dated as of February 18, 2004, among the
Guarantor, the Underwriters and AANAH, as initial holders, and BNY Midwest
Trust Company, as trustee (the "Guarantee Trustee", and together with the
Guarantee Trustee under the LLC Guarantee, as defined below, and the Guarantee
Trustee under the Contingent Guarantee, as defined below, the "Guarantee
Trustees") with respect to distributions and payments upon liquidation and redemption and otherwise pursuant to the Trust Guarantee.

     The proceeds from the sale of the Trust Securities will be used by the
Trust to purchase 6.08% Noncumulative Guaranteed LLC Preferred Securities ("LLC
Preferred Securities"), representing ownership interests in the LLC. All of the common securities of the LLC (the "LLC Common Securities") will be initially owned by AANAH. The LLC Preferred Securities will be issued pursuant to an amended and restated Limited Liability Company Agreement to be dated as of
February 18, 2004 (the "LLC Agreement") among AANAH, as initial holder of the
LLC Common Securities, the Trust, as initial holder of the LLC Preferred
Securities, and BNY Midwest Trust Company, as trustee (the "LLC Trustee", and, together with the Property Trustee, the Delaware Trustee and the Guarantee
Trustees, the "TIA Trustees") for purposes of compliance under the Trust
Indenture Act of 1939, as amended (the "1939 Act"), and will be guaranteed by the Guarantor, to the extent set forth in the LLC Preferred

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Securities Guarantee Agreement (the "LLC Guarantee", and, together with the
Trust Guarantee, the "Guarantees") to be dated as of February 18, 2004 among the Guarantor, the Property Trustee and the Guarantee Trustee, as trustee, with respect to distributions and payments upon liquidation and redemption and otherwise pursuant to the LLC Guarantee. In addition, the Guarantor will agree in a contingent guarantee agreement to be dated as of February 18, 2004 among the Guarantor, the LLC, and the Guarantee Trustee (the "Contingent Guarantee")
to pay to the LLC the amounts payable under the LLC Guarantee, to the extent such amounts have been claimed but remain unpaid, plus accrued interest. The
Trust Preferred Securities, the LLC Preferred Securities, the Perpetual
Non-Cumulative Capital Securities, as defined below, and the related
Guarantees, are referred to herein as the "Offered Securities."

     The LLC will use the proceeds from the sale of the LLC Preferred
Securities to acquire, among other things, fixed income securities issued by the Bank (the "Initial Intercompany Securities"). In the case of a Regulatory
Event (as defined in the Prospectus), the Trust Preferred Securities will be exchanged for perpetual non-cumulative capital securities of the Bank (the
"Perpetual Non-cumulative Capital Securities").

     The ABN AMRO Parties (other than AANAH) have filed with the Securities and
Exchange Commission (the "Commission") a registration statement on Form F-3
(file No. 333-104778) to register under the Securities Act of 1933, as amended
(the "1933 Act"), the offer and sale of (i) the Trust Preferred Securities,
(ii) the LLC Preferred Securities and (iii) the Guarantees and the Contingent
Guarantee.

     The ABN AMRO Parties understand that the Underwriters propose to make an offering of the Offered Securities as soon as the Representatives deem advisable after this Agreement has been executed and delivered. The ABN AMRO
Parties further understand that no Offered Securities will be offered by the
Underwriters in The Netherlands other than in accordance with the provisions of
Article 3 of the Act of Supervision of Securities Trade of 1995.

     The ABN AMRO Parties (other than AANAH) have filed with, or transmitted for filing to, or shall promptly hereafter file with or transmit for filing to, the Commission a prospectus supplement (in the form so filed or transmitted for filing, the "Prospectus Supplement") specifically relating to the Offered
Securities pursuant to Rule 424 of the rules and regulations of the Commission under the 1933 Act (the "1933 Act Regulations"). The term "Registration
Statement" means the registration statement, as amended to the date of this
Agreement, including the exhibits thereto, schedules thereto, if any, and the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act. The term "Basic Prospectus" means the prospectus included in the

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Registration Statement. The term "Prospectus" means the Basic Prospectus together with the Prospectus Supplement. The term "preliminary prospectus"
means a preliminary prospectus supplement specifically relating to the Offered
Securities together with the Basic Prospectus. As used herein, the terms "Basic
Prospectus," "Prospectus" and "preliminary prospectus" shall include in each case the documents, if any, incorporated by reference therein.

     All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the
Registration Statement, any preliminary prospectus or the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in the Registration Statement, any preliminary prospectus or the
Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the "1934
Act"), which is incorporated by reference in the Registration Statement, such preliminary prospectus or the Prospectus, as the case may be.

     Section 1. Representations and Warranties by the ABN AMRO Parties. The
ABN AMRO Parties represent and warrant jointly and severally to each
Underwriter as of the date hereof, and as of the Closing Time referred to in
Section 2(c) hereof, and, if applicable, as of each Date of Delivery (as defined below) as follows:

     (a) Compliance with Registration Requirements. The Registration Statement has been filed on an appropriate form under the 1933 Act. The Registration
Statement has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933
Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the ABN AMRO Parties, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

     At the respective times the Registration Statement and any post-effective amendments thereto became effective and at the Closing Time, and, if applicable, as of each Date of Delivery, the Registration Statement and any amendments and supplements thereto complied and will comply in all material respects with the applicable requirements of the 1933 Act and the 1933 Act
Regulations and the 1939 Act and the rules and regulations of the Commission under the 1939 Act (the "1939 Act Regulations"), and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Neither the

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Prospectus nor any amendments or supplements thereto, at the time the
Prospectus or any such amendment or supplement was issued or at the Closing
Time, and at each Date of Delivery, if any, included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement or Prospectus made in reliance upon and in conformity with information furnished to the ABN AMRO Parties in writing by any
Underwriter through the Representatives expressly for use in the Registration
Statement or Prospectus.

     The Basic Prospectus and preliminary prospectus and the prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the 1933 Act, complied when so filed in all material respects with the 1933 Act Regulations.

     (b) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, at
the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission thereunder (the "1934 Act
Regulations"), and, when read together with the other information in the
Prospectus, at the time the Registration Statement became effective, at the time the Prospectus was issued and at the Closing Time, and at each Date of
Delivery, if any, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     (c) Independent Accountants. The accountants who certified the financial statements included in the Registration Statement are independent public accountants as required by the 1933 Act and the 1933 Act Regulations.

     (d) Good Standing of the ABN AMRO Parties. Each of the ABN AMRO Parties
and their subsidiaries has been duly incorporated under the laws of The
Netherlands, or other jurisdiction of incorporation, as the case may be (except to the extent that the failure to be duly incorporated would not have a material adverse effect on the ABN AMRO Parties and their subsidiaries, taken as a whole), the Trust has been duly created as a statutory trust under the
Delaware Trust Act and the LLC has been duly formed as a limited liability company under the Delaware LLC Act. Each of the ABN AMRO Parties and their subsidiaries is validly existing and in good standing under the laws of its respective jurisdiction (where such concept is legally relevant), is duly qualified to do business and in good standing in each other jurisdiction in which qualification is necessary for the

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ownership of its respective properties or for the conduct of its respective businesses (except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the ABN AMRO Parties and their subsidiaries, taken as a whole). The LLC is and will be treated as a consolidated subsidiary of AANAH pursuant to Dutch generally accepted accounting principles. The Trust is and will be classified as a grantor trust and will not be classified as an association taxable as a corporation for
United States federal income tax purposes.

     Each ABN AMRO Party has the power and authority necessary to own or hold its respective properties, to enter into and perform its respective obligations under the Transaction Documents (as defined below) to which it is a party and to conduct the businesses in which it is engaged, as described in the
Prospectus. Neither the Trust nor the LLC is a party to or otherwise bound by any agreement other than the Transaction Documents.

     (e) Authorization of Agreement. At the Closing Time, this Agreement will have been duly authorized by each of the ABN AMRO Parties. This Agreement has been duly executed and delivered (if applicable under applicable law) by each of the ABN AMRO Parties.

     (f) Absence of Defaults and Conflicts; Absence of Further Requirements.
None of the ABN AMRO Parties nor any of their subsidiaries is in violation of the constituent documents, charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which any of the ABN AMRO
Parties or any of their subsidiaries is a party or by which any of them may be bound, or to which any of the property or assets of any of the ABN AMRO Parties or any of their subsidiaries is subject, except for such defaults that would not be material to the ABN AMRO Parties and their subsidiaries, taken as a whole. The execution, delivery (if applicable under applicable law) and performance of this Agreement, the Trust Agreement, the LLC Agreement, the
Guarantees, the Contingent Guarantee, the Initial Intercompany Securities, the
Perpetual Non-Cumulative Capital Securities and the Services Agreement to be
dated as of February 18, 2004 among LaSalle Bank, the Guarantor, the Trust and the LLC (the "Services Agreement" and, together with the Trust Agreement, the
LLC Agreement, the Guarantees, the Contingent Guarantee and the Initial
Intercompany Securities, the "Transaction Documents") by AANAH, LaSalle Bank,
LaSalle Funding, the Bank, the Guarantor, the Trust or the LLC, as the case may be, and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which any of the
ABN AMRO

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Parties or any of their subsidiaries is a party or by which any of the ABN AMRO
Parties or any of their subsidiaries is bound or to which any of the property or assets of the ABN AMRO Parties or any of their subsidiaries is subject, nor will such actions result in any violation of the provisions of the constituent documents, the charter, bylaws, Trust Agreement, Certificate of Trust, LLC
Agreement or Certificate of Formation, as the case may be, of any of the ABN
AMRO Parties or any of their subsidiaries or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the ABN AMRO Parties or any of their subsidiaries or any of their properties or assets, the effect of which breach, violation or default would be material to the ABN AMRO Parties and their subsidiaries taken as a whole; and, except such as have been obtained or required under the 1933 Act or the 1933 Act
Regulations, 1934 Act or the 1934 Act Regulations or state securities laws and the qualification of the Trust Agreement, the LLC Agreement, the Guarantees and
the Contingent Guarantee under the 1939 Act, no consent, approval, authorization or order of, or filing or registration with, any such court or governmental agency or body in The Netherlands or the United States is required in connection with the offering, issuance, and sale of the Offered Securities or the consummation of the transactions contemplated by this Agreement or the execution, delivery and performance by the ABN AMRO Parties of the Transaction
Documents.

     (g) Material Adverse Change. Since the respective dates as of which information is given in the Registration Statement and the Prospectus, except as otherwise stated therein, (a) there has been no material adverse change in the condition, financial or otherwise, or in the earnings or business affairs or business prospects of the ABN AMRO Parties and their subsidiaries taken as a whole, whether or not arising in the ordinary course of business, (b) there have been no transactions entered into by any of the ABN AMRO Parties or any of their subsidiaries, other than those arising in the ordinary course of business, which are material with respect to the ABN AMRO Parties and their subsidiaries considered as a whole and (c) except for regular dividends on ordinary shares or preferred or preference shares, in amounts per share that are consistent with past practice or the applicable charter document or supplement thereto, respectively, there has been no dividend or distribution of any kind declared, paid or made by any of the ABN AMRO Parties on any class of capital stock.

     (h) Investment Company Act. None of the ABN AMRO Parties is, nor after giving effect to the offering and sale of the Offered Securities and the application of the net proceeds therefrom as described in the forepart of this
Agreement and in the Prospectus, will be an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act").

     (i) Absence of Proceedings. Except as disclosed in the Prospectus, there is no action, suit or proceeding before or by any government, governmental

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instrumentality or court, domestic or foreign, now pending or, to the knowledge of any of the ABN AMRO Parties, threatened against or affecting any of the ABN
AMRO Parties or any of their subsidiaries that is required to be disclosed in the Prospectus or that would result in any material adverse change in the consolidated financial position, stockholders' equity or results of operations of the ABN AMRO Parties and their subsidiaries, taken as a whole, or that could reasonably be expected to materially and adversely affect the properties or assets of any of the ABN AMRO Parties or any of their subsidiaries, or that could adversely affect the consummation of the transactions contemplated in this Agreement or the performance by each of the ABN AMRO Parties of its obligations hereunder.

     (j) Authorization of Trust Agreement. The Trust Agreement has been duly authorized by LaSalle Funding and, at the Closing Time, will have been executed and delivered by LaSalle Funding, as sponsor, and, assuming due authorization, execution and delivery of the Trust Agreement by the Issuer Trustees, the Trust
Agreement will, at the Closing Time, and at each Date of Delivery, if any, be a valid and binding obligation of LaSalle Funding enforceable against LaSalle
Funding in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except to the extent that enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) (the "Bankruptcy Exceptions"), and will conform in all material respects to all statements relating thereto in the Prospectus;
and, at the Closing Time, the Trust Agreement will have been duly qualified under the 1939 Act.

     (k) Authorization of Trust Common Securities. At the Closing Time, the
Trust Common Securities will have been duly authorized by the Trust Agreement and, when issued and delivered by the Trust to AANAH against payment therefor as described in the Registration Statement and Prospectus, will be validly issued and (subject to the terms of the Trust Agreement) fully paid undivided beneficial interests in the assets of the Trust and will conform in all material respects to all statements relating thereto contained in the
Prospectus; the issuance of the Trust Common Securities is not subject to preemptive or other similar rights; and at the Closing Time, and at each Date of Delivery, if any, all of the issued and outstanding Trust Common Securities of the Trust will be directly owned by AANAH free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

     (l) Authorization of Trust Preferred Securities. At the Closing Time, the
Trust Preferred Securities will have been duly authorized by the Trust
Agreement and, when issued and delivered against payment of the consideration set forth in this Agreement, will be validly issued and (subject to the terms of the Trust

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Agreement) fully paid and non-assessable undivided beneficial interests in the
Trust, will be entitled to the benefits of the Trust Agreement and will conform in all material respects to all statements relating thereto contained in the
Prospectus; the issuance of the Trust Preferred Securities is not subject to preemptive or other similar rights; and (subject to the terms of the Trust
Agreement) holders of Trust Preferred Securities will be entitled to the same limitation of personal liability under Delaware law as extended to stockholders of private corporations for profit.

     (m) Authorization of Guarantees. At the Closing Time, each of the
Guarantees will have been duly authorized by the Guarantor, and AANAH and the
Trust, as initial holders, and, when validly executed and delivered (if applicable under applicable law) by the Guarantor, and AANAH and the Trust, as
initial holders, and, assuming due authorization, execution and delivery of the
Trust Guarantee by the Guarantee Trustee and by the Underwriters, as initial holders of the Trust Securities, and the due authorization, execution and delivery of the LLC Guarantee by the Guarantee Trustee, will each constitute a valid and binding obligation of the Guarantor, enforceable against the
Guarantor in accordance with its terms, except to the extent that enforcement thereof may be limited by the Bankruptcy Exceptions. The Guarantees will conform in all material respects to all statements relating thereto contained in the Prospectus and, at the Closing Time, will have been duly qualified under the 1939 Act.

     (n) Regular Trustees. Each of the Regular Trustees of the Trust is an
employee or officer of, or affiliated with, AANAH. At the Closing Time, the
Trust Agreement will have been duly executed and delivered by the Regular
Trustees and will be a valid and binding obligation of each Regular Trustee, enforceable against such Regular Trustee in accordance with its terms, except to the extent that enforcement thereof may be limited by the Bankruptcy
Exceptions.

     (o) Authorization of the LLC Agreement. At the Closing Time, the LLC
Agreement will have been duly authorized by AANAH and the Trust and, at the
Closing Time, will have been duly executed and delivered by AANAH and the
Trust, and will be a valid and legally binding obligation of each of AANAH and the Trust, enforceable against each of AANAH and the Trust in accordance with its terms, except to the extent that enforcement thereof may be limited by the
Bankruptcy Exceptions. The LLC Agreement will conform in all material respects to the description thereof in the Prospectus and, at the Closing Time, will have been duly qualified under the 1939 Act.

     (p) Authorization of the LLC Common Securities. At the Closing Time, the
LLC Common Securities will have been duly authorized by the LLC Agreement and, when issued and delivered by the LLC to AANAH against payment therefor as described in the Registration Statement and Prospectus, will be validly issued and (subject to the terms of the LLC Agreement) fully paid undivided beneficial

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interests in the assets of the LLC and will conform in all material respects to all statements relating thereto contained in the Prospectus; the issuance of the LLC Common Securities is not subject to preemptive or other similar rights;
and at the Closing Time, and at each Date of Delivery, if any, all of the issued and outstanding LLC Common Securities of the LLC will be directly owned by AANAH free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

     (q) Authorization of LLC Preferred Securities. At the Closing Time, the
LLC Preferred Securities will have been duly authorized by the LLC Agreement and, when issued and delivered pursuant to the LLC Agreement against payment of the consideration set forth therein, will be duly issued and fully paid and non-assessable, will be entitled to the benefits of the LLC Agreement and will conform to the description thereof in the Prospectus; the issuance of the LLC
Preferred Securities is not subject to preemptive or other similar rights.

     (r) Authorization of the Contingent Guarantee. At the Closing Time, the
Contingent Guarantee will have been duly authorized by the Guarantor and the
LLC and, when validly executed and delivered (if applicable under applicable law) by the Guarantor and the LLC, and assuming due authorization, execution and delivery by the Guarantee Trustee, will constitute a valid and binding obligation of each of the Guarantor and the LLC, enforceable against each of the Guarantor and the LLC in accordance with its terms, except to the extent that enforcement thereof may be limited by the Bankruptcy Exceptions. The
Contingent Guarantee will conform in all material respects to all statements relating thereto in the Prospectus and, at the Closing Time, will have been duly qualified under the 1939 Act.

     (s) Authorization of Intercompany Securities. At the Closing Time, the
Initial Intercompany Securities will have been duly authorized by the Bank, and when validly executed and delivered to and paid for by the LLC, will constitute valid and binding obligations of the Bank, enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by the
Bankruptcy Exceptions.

     (t) Authorization of Perpetual Non-Cumulative Capital Securities. At the
Closing Time, the Perpetual Non-Cumulative Capital Securities will have been duly authorized by the Bank, and when validly executed and delivered in exchange for corresponding Trust Preferred Securities, will constitute valid and binding obligations of the Bank, enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by the
Bankruptcy Exceptions.

                                      10

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     (u) Officer's Certificate. Any certificate signed by an officer of any of the ABN AMRO Parties or any of their subsidiaries and delivered to the
Underwriters or to counsel for the Underwriters in connection with the offering of the Offered Securities shall be deemed a representation and warranty by the relevant ABN AMRO Parties to each Underwriter as to the matters covered thereby on the date of such certificate.

     Section 2. Sale and Delivery to Underwriters, Closing.

     (a) Offered Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the
Trust agrees to sell to each Underwriter, severally and not jointly, and each
Underwriter, severally and not jointly, agrees to purchase from the Trust, at the initial public offering price set forth in Schedule B, the number of Trust
Preferred Securities set forth in Schedule A opposite the name of such
Underwriter (the "Initial Offered Securities"), plus any additional number of
Trust Preferred Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 11 hereof.

     (b) Option Offered Securities. Subject to the terms and conditions herein set forth, the ABN AMRO Parties may grant, if so provided in Schedule B, an option to the Underwriters, severally and not jointly, to purchase up to the number or aggregate principal amount, as the case may be, of additional Trust
Preferred Securities to cover over-allotments, if any, set forth therein (the
"Option Offered Securities") at a price set forth therein, less an amount equal to any distributions paid or payable on the Initial Offered Securities but not payable on the Option Offered Securities. Such option, if granted, will expire
30 days after the date of this Agreement, and may be exercised in whole or in part from time to time only for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial
Offered Securities upon notice by ABN AMRO Incorporated to the ABN AMRO Parties setting forth the number or aggregate principal amount, as the case may be, of
Option Offered Securities as to which the several Underwriters are then exercising the option and the time, date and place of payment and delivery for such Option Offered Securities. Any such time and date of payment and delivery
(each, a "Date of Delivery") shall be determined by ABN AMRO Incorporated, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, unless otherwise agreed upon by ABN AMRO Incorporated and the ABN AMRO Parties. If the option is exercised as to all or any portion of the Option Offered Securities, each of the Underwriters, severally and not jointly, will purchase that proportion of the total number or aggregate principal amount, as the case may be, of Option
Offered Securities then being purchased which the number or aggregate principal amount, as the case may be, of Initial Offered Securities each such Underwriter has severally agreed to purchase as set forth on

                                      11

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Schedule A bears to the total number or aggregate principal amount, as the case may be, of Initial Offered Securities, subject to such adjustments as ABN AMRO
Incorporated in its discretion shall make to eliminate any sales or purchases of a fractional number or aggregate principal amount, as the case may be, of
Option Offered Securities.

     (c) Payment. Payment of the purchase price for, and delivery of certificates for, the Trust Preferred Securities shall be made at the offices of Davis Polk & Wardwell or at such other place as shall be agreed upon by the
Representatives and the ABN AMRO Parties, at 9:00 a.m. (Eastern time) on the fourth business day after the date hereof (unless postponed in accordance with the provisions of Section 11), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the ABN
AMRO Parties (such time and date of payment and delivery being herein called the "Closing Time"). In addition, in the event that the Underwriters have exercised their option, if any, to purchase any or all of the Option Offered
Securities, payment of the purchase price for, and delivery of such Option
Offered Securities, shall be made at the above mentioned offices of Davis Polk
& Wardwell, or at such other place as shall be agreed upon by ABN AMRO
Incorporated and the ABN AMRO Parties, on the relevant Date of Delivery as specified in the notice from ABN AMRO Incorporated to the ABN AMRO Parties.

         Payment shall be made to the Trust by wire transfer of immediately available funds to a bank account designated by the ABN AMRO Parties, against delivery to such persons designated by the Representatives for the respective accounts of the Underwriters of one or more certificates in global form for the
Trust Preferred Securities to be purchased by them. It is understood that each
Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Trust
Preferred Securities which it has agreed to purchase.

     The purchase price per Trust Preferred Security to be paid by the several
Underwriters for the Trust Preferred Securities shall be an amount equal to the initial public offering price as set forth in Schedule B. The initial public offering price per Trust Preferred Security shall be a fixed price to be determined by agreement between the Representatives and the ABN AMRO Parties.
The initial public offering price and the purchase price, when so determined, shall be set forth in Schedule B.

     As compensation to the Underwriters for their commitments hereunder and in view of the fact that the proceeds of the sale of the Trust Preferred
Securities will be used to purchase LLC Preferred Securities, the proceeds of which will be invested in Initial Intercompany Securities, the Guarantor hereby agrees to pay at the Closing Time (and to any relevant Date of Delivery) to the

                                      12

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Representatives, for the accounts of the several Underwriters, a commission per
Trust Preferred Security set forth on Schedule B.

     At the Closing Time (and at any relevant Date of Delivery), the Guarantor will pay, or cause to be paid, the commission payable at such time to the
Underwriters under Section 2 hereof by wire transfer of immediately available funds to a bank account designated by the Representatives for the account of
Underwriters.

     (d) Denominations; Registration. Certificates for the Trust Preferred
Securities shall be in such denominations and registered in such names as the
Representatives may request in writing at least one business day before the
Closing Time or the relevant Date of Delivery, as applicable. The Trust
Preferred Securities will be made available for examination and packaging by the Representatives in The City of New York not later than 9:00 a.m. (Eastern time) on the business day prior to the Closing Time or the relevant Date of
Delivery, as applicable.

     Section 3. Covenants of the ABN AMRO Parties. The ABN AMRO Parties (other than AANAH) covenant with each Underwriter as follows:

     (a) Compliance with Securities Regulations and Commission Requests. The
ABN AMRO Parties, subject to Section 3(b), will comply with the requirements of
Rule 424(b) of the 1933 Act Regulations and will notify the Representatives immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective, or any supplement to the Prospectus or any amended Prospectus shall have been filed,
(ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information and
(iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Offered Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any of such purposes. The ABN AMRO Parties will make reasonable efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

     (b) Filing of Amendments. During the period when the Underwriters are required to deliver a prospectus with respect to the Offered Securities, the
ABN AMRO Parties will give the Representatives notice of their intention to file or prepare any amendment to the Registration Statement or any amendment, supplement or revision to either the prospectus included in the Registration
Statement at the time

                                      13

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it became effective or to the Prospectus, whether pursuant to the 1933 Act, the
1934 Act or otherwise, will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the
Representatives or counsel for the Underwriters shall reasonably object.

     (c) Delivery of Registration Statements. Upon request by the Underwriters, the ABN AMRO Parties will furnished or deliver to the Representatives and counsel for the Underwriters, without charge, conformed copies of the
Registration Statement as originally filed and of each amendment thereto
(including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and conformed copies of all consents and certificates of experts, and will also deliver to the Representatives, without charge, a conformed copy of the
Registration Statement as originally filed and of each amendment thereto
(without exhibits) for each of the Underwriters.

     (d) Delivery of Prospectuses. The ABN AMRO Parties have delivered to each
Underwriter, without charge, as many copies of each preliminary prospectus as such Underwriter reasonably requested, and the ABN AMRO Parties hereby consent to the use of such copies for purposes permitted by the 1933 Act. The ABN AMRO
Parties will furnish to each Underwriter, without charge, during the period when the prospectus is required to be delivered under the 1933 Act or the 1934
Act, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request.

     (e) Continued Compliance with Securities Laws. The ABN AMRO Parties will comply with the 1933 Act and the 1933 Act Regulations, the 1934 Act and the
1934 Act Regulations and the 1939 Act and the 1939 Act Regulations with respect to the offer of the Offered Securities so as to permit the completion of the distribution of the Offered Securities as contemplated in this Agreement and in the Prospectus. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with sales of the Trust Preferred Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the ABN AMRO
Parties, to amend the Registration Statement or amend or supplement the
Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the
Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the ABN AMRO
Parties will promptly prepare and file with the Commission, subject to Section
3(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration

                                      14

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Statement or the Prospectus comply with such requirements, and the ABN AMRO
Parties will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

     (f) Blue Sky Qualifications. The ABN AMRO Parties will use all reasonable efforts, in cooperation with the Underwriters, to qualify the Offered
Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Representatives may designate and to maintain such qualifications in effect for a period of not less than one year from the effective date of the Registration Statement; provided, however, that the ABN AMRO Parties shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Offered
Securities have been so qualified, the ABN AMRO Parties will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the effective date of the Registration Statement.

     (g) Rule 158. The ABN AMRO Parties will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to their security holders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section
11(a) of the 1933 Act.

     (h) Use of Proceeds. The ABN AMRO Parties will use or cause to be used the net proceeds received from the sale of the Offered Securities in the manner specified in the Prospectus under "Use of Proceeds."

     (i) Listing. The ABN AMRO Parties will use all reasonable efforts to effect the listing of the Trust Preferred Securities on the New York Stock
Exchange and the Official Segment of Euronext Amsterdam N.V.'s Stock Market
("Euronext").

     (j) Restriction on Sale of Securities. Except as contemplated by this
Agreement, during a period of 30 days from the date of the Prospectus, neither the Trust nor the LLC nor any other subsidiary of the Guarantor that is similar to the Trust or the LLC will, without the prior written consent of the
Representatives, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Trust Preferred Securities or any LLC
Preferred Securities or any security convertible into or exchangeable into or exercisable for Trust Preferred Securities or LLC Preferred Securities.

                                      15

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     (k) Reporting Requirements. The ABN AMRO Parties, during the period when the Prospectus is required to be delivered under the 1933 Act or the 1934 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the 1934 Act
Regulations.

     Section 4. Offering by Underwriters. Each Underwriter represents and agrees that, prior to the publication of the advertisement as mentioned in
Article 47.7 of the Listing and Issuing Rules of Euronext Amsterdam N.V.
(Fondsenreglement), it has not made and will not make any contractually binding offers (or solicitations of such offers) in respect of the Trust Preferred
Securities to any individual or legal entity in The Netherlands, other than to individuals or legal entities, who or which trade or invest in securities in the conduct of a business or profession (which includes banks, firms, insurance companies, pension funds, investment institutions, central governments, large international and supranational organisations and treasuries and finance companies of large enterprises).

     Section 5. Payment of Expenses.

     (a) Expenses. The ABN AMRO Parties will pay all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Transaction Documents and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Offered Securities (other than fees of counsel for the Underwriters related thereto), (iii) the preparation, issuance and delivery of the certificates for the Trust Preferred Securities to the Underwriters, (iv) the
fees and disbursements of the ABN AMRO Parties' counsel, accountants, experts and other advisors, (v) the qualification of the Offered Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each preliminary prospectus and of the Prospectus and any amendments or supplements thereto, (vii) the fees and expenses of the TIA Trustees, including the reasonable fees and disbursements of counsel for the TIA Trustees, (viii) any fees payable in connection with the rating of the Trust Preferred Securities, (ix) the fees and expenses incurred in connection with the listing of the Trust Preferred Securities on the New
York Stock Exchange and Euronext and (x) the filing fees incident to, and the reasonable fees and disbursements of counsel to the

                                      16

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Underwriters in connection with, the review, if any, by the National
Association of Securities Dealers, Inc. of the terms of the sale of the Offered
Securities.

     (b) Termination of Agreement. If this Agreement is terminated by the
Representatives in accordance with the provisions of Section 6 or Section
10(a)(i) hereof, the ABN AMRO Parties shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

     Section 6. Conditions of Underwriters' Obligations.

     The obligations of the several Underwriters hereunder are subject to the accuracy in all material respects of the representations and warranties of the
ABN AMRO Parties contained in Section 1 hereof and in certificates of any officer of the ABN AMRO Parties or any subsidiary of the ABN AMRO Parties delivered pursuant to the provisions hereof, to the performance by each of the
ABN AMRO Parties in all material respects of its covenants and other obligations hereunder, and to the following further conditions:

     (a) Effectiveness of Registration Statement. The Registration Statement
has become effective and at the Closing Time and at any relevant Date of
Delivery, no stop order suspending the effectiveness of the Registration
Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the
Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters. Any prospectus required to be filed in accordance with Rule 424(b) shall have been filed with the
Commission.

     (b) Opinion of Netherlands Counsel. At the Closing Time, the
Representatives shall have received a written opinion, dated as of the Closing
Time, of Clifford Chance Limited Liability Partnership, Netherlands counsel to the Guarantor, in form and substance reasonably satisfactory to counsel for the
Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters to the effect set forth in Exhibit A. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the ABN AMRO Parties and certificates of public officials and may contain other customary or appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

     (c) Opinion of U.S. Counsel for the ABN AMRO Parties. At the Closing Time,
the Representatives shall have received a written opinion, dated as of the
Closing Time, of Davis Polk & Wardwell, U.S. counsel to the ABN AMRO Parties, in form and substance reasonably satisfactory to counsel for the Underwriters,

                                      17

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together with signed or reproduced copies of such opinion for each of the other
Underwriters to the effect set forth in Exhibit B hereto. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the ABN AMRO
Parties and certificates of public officials. Such opinion also may contain other customary or appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

     (d) Opinion of Delaware Counsel for the ABN AMRO Parties. At the Closing
Time, the Representatives shall have received a written opinion, dated as of the Closing Time, of Richards, Layton & Finger, P.A., Delaware counsel to the
ABN AMRO Parties, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters to the effect that:

          (i) The LLC has been duly formed and is validly existing in good standing as a limited liability company under the Delaware LLC Act.

          (ii) Under the LLC Agreement and the Delaware LLC Act, the LLC has
     all necessary limited liability company power and authority to conduct its business as described in the Prospectus.

          (iii) The LLC Preferred Securities issued to the Trust have been duly authorized and validly issued and, subject to the qualifications set forth in paragraph (iv) below, are fully paid and nonassessable limited liability company interests in the LLC.

          (iv) The Trust, as a member of the LLC, shall not be obligated personally for any of the debts, obligations or liabilities of the LLC, whether arising in contract, tort or otherwise solely by reason of being a member of the LLC, except as the Trust may be obligated to make payments provided for in the LLC Agreement and to repay any funds wrongfully distributed to it.

          (v) The provisions of the LLC Agreement, including the terms of the
     LLC Preferred Securities, are permitted under the Delaware LLC Act.

          (vi) The LLC Agreement constitutes a legal, valid and binding agreement of AANAH and the Trust, and is enforceable against AANAH and the
     Trust, in accordance with its terms.

          (vii) Under the LLC Agreement and the Delaware LLC Act, the LLC has
     all necessary limited liability company power and authority to execute and deliver the Underwriting Agreement and each of the Transaction Documents to which it is a party, and to perform its obligations thereunder.

                                      18

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          (viii) Under the LLC Agreement and the Delaware LLC Act, the execution and delivery by the LLC of the Underwriting Agreement and each of the Transaction Documents to which it is a party, and the performance by the LLC of its obligations thereunder, have been duly authorized by all necessary limited liability company action on the part of the LLC.

          (ix) The issue and sale by the LLC of the LLC Preferred Securities to the Trust pursuant to the Underwriting Agreement and the LLC Agreement,
     and the performance by the LLC of its obligations under each of the
     Transaction Documents to which it is a party, will not violate (A) any
     Delaware statute, rule or regulation, or (B) the Certificate of Formation of the LLC, dated March 28, 2003, or the LLC Agreement.

          (x) No consent, approval, authorization, order, registration, filing or qualification of or with any Delaware court or Delaware governmental agency or body is required solely in connection with (A) the issuance and sale by the LLC of the LLC Preferred Securities to the Trust as
     contemplated by the Prospectus, or (B) the execution, delivery and performance by the LLC of the Underwriting Agreement or any of the
     Transaction Documents to which it is a party.

          (xi) Under the LLC Agreement and the Delaware LLC Act, the issuance by the LLC of the LLC Preferred Securities is not subject to the preemptive purchase rights of any Person.

          (xii) The Trust has been duly created and is validly existing in good standing as a statutory trust under the Delaware Trust Act.

          (xiii) Under the Trust Agreement and the Delaware Trust Act, the
     Trust has all necessary trust power and authority to conduct its business as described in the Prospectus.

          (xiv) The provisions of the Trust Agreement, including the terms of the Trust Preferred Securities, are permitted under the Delaware Trust
     Act.

          (xv) The Trust Agreement constitutes a legal, valid and binding agreement of the Guarantor, LaSalle Funding and the Trustees, and is
     enforceable against the Guarantor, LaSalle Funding and the Trustees, in accordance with its terms.

          (xvi) The Trust Preferred Securities are duly authorized by the Trust
     Agreement and when authenticated, issued and delivered in accordance with the Trust Agreement, the Trust Preferred Securities will be duly and validly issued and, subject to the qualifications set forth in paragraph
     (xvii) below, fully paid and nonassessable interests in the Trust.

                                      19

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          (xvii) The holders of Trust Preferred Securities, in their capacity as such, will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware. We note that the holders may be obligated to make payments as set forth in Sections
     10.02 and 10.08 of the Trust Agreement.

          (xviii) Under the Trust Agreement and the Delaware Trust Act, the
     Trust has all necessary trust power and authority to execute and deliver the Underwriting Agreement and the Transaction Documents to which it is a party, and to perform its obligations thereunder.

          (xix) Under the Trust Agreement and the Delaware Trust Act, the
     execution and delivery by the Trust of the Underwriting Agreement and the
     Transaction Documents to which it is a party, and the performance by the
     Trust of its obligations thereunder, have been duly authorized by all necessary trust action on the part of the Trust.

          (xx) Under the Delaware Trust Act and the Trust Agreement, the
     issuance of the Trust Preferred Securities is not subject to any preemptive purchase rights of any Person.

          (xxi) No consent, approval, authorization, order, registration or qualification of or with any Delaware court or Delaware governmental agency or Delaware body is required solely in connection with (A) the issuance and sale by the Trust of the Preferred Securities to the holders as contemplated by the Prospectus, and (B) the execution, delivery and performance by the Trust of the Underwriting Agreement and the Transaction
     Documents to which it is a party.

     Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the ABN AMRO Parties and certificates of public officials. Such opinion may also contain other customary or appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

     (e) Opinion of Counsel for Underwriters. At the Closing Time, the
Representatives shall have received the favorable opinion, dated as of the
Closing Time, of Mayer, Brown, Rowe & Maw LLP, counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other
Underwriters, in form and substance satisfactory to the Underwriters.

     (f) Opinion of Counsel for the TIA Trustees. At the Closing Time, the
Representatives shall have received a written opinion, dated as of the Closing
Time, of Emmet, Marvin & Martin, counsel for the TIA Trustees, in form and substance reasonably satisfactory to counsel for the Underwriters, together with

                                      20

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signed or reproduced copies of such opinion for each of the other Underwriters, to the effect set forth in Exhibit C hereto and to such further effect as counsel to the Underwriters may reasonably request.

     (g) Opinion of Netherlands Tax Counsel. At the Closing Time, the
Representatives shall have received a written opinion, dated as of the Closing
Time, of Clifford Chance Limited Liability Partnership, special Netherlands tax counsel to the ABN AMRO Parties, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters. Such opinion shall confirm Clifford Chance
Limited Liability Partnership's opinion set forth in the Prospectus under the caption "Taxation - Netherlands Taxation" and that, subject to the qualifications set forth therein, the discussion set forth in the Prospectus under such caption is an accurate summary of the Netherlands tax matters described therein.

     Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the ABN AMRO Parties and certificates of public officials. Such opinion may also contain other customary appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

     (h) Officers' Certificate. At the Closing Time (and at any relevant Date of Delivery), there shall not have been, since the date hereof or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the ABN AMRO Parties and their subsidiaries taken as a whole, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of officers of each of the ABN AMRO Parties, dated as of the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1 hereof are true and correct in all material respects with the same force and effect as though expressly made at and as of the Closing Time, (iii) the ABN AMRO Parties shall have complied in all material respects with all agreements and satisfied all conditions on their part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and, to such officer's knowledge, no proceedings for that purpose have been instituted or are pending or are contemplated by the Commission.

     (i) Accountant's Comfort Letter. At the time of the execution of this
Agreement, the Representatives shall have received from Ernst & Young
Accountants a letter, dated as of the date hereof, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type

                                      21

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ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus, including reports incorporated by reference therein.

     (j) Bring-down Comfort Letter. At the Closing Time, the Representatives
shall have received from Ernst & Young a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (j) of this Section, except that the specified date referred to shall be a date not more than five business days prior to the
Closing Time.

     (k) Maintenance of Rating. At the Closing Time, the Trust Preferred
Securities and the LLC Preferred Securities shall be rated at least "A2" by
Moody's Investors Service and "A" by Standard & Poor's Ratings Group, a
division of McGraw-Hill, Inc., and the ABN AMRO Parties shall have delivered to the Representatives a letter dated the Closing Time, from each such rating agency, or other evidence satisfactory to the Representatives, confirming that the Trust Preferred Securities and the LLC Preferred Securities have such ratings. Since the date of this Agreement, there shall not have occurred a downgrading in the rating assigned to the securities of any of the ABN AMRO
Parties by any "nationally recognized statistical rating agency," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act, and no such organization shall have publicly announced that it has under surveillance or review, that does not indicate an improvement, its rating of any securities of any of the ABN AMRO Parties.

     (l) Approval of Listing. At the Closing Time, the Trust Preferred
Securities shall have been approved for listing on the New York Stock Exchange and Euronext, subject only to official notice of issuance, and approved for settlement through The Depository Trust Company ("DTC"), Euroclear and
Clearstream.

     (m) Over-Allotment Option. In the event that the Underwriters exercise their option to purchase all or any portion of the Option Offered Securities, the representations and warranties of the ABN AMRO Parties contained herein and the statements in any certificates furnished by the ABN AMRO Parties hereunder shall be true and correct as of each Date of Delivery, and, at the relevant
Date of Delivery, the Representatives shall have received:

          (i) A certificate, dated such Date of Delivery, of officers of each of the ABN AMRO Parties, confirming that the certificate delivered at the
     Closing Time pursuant to Section 6(h) hereof remains true and correct as of such Date of Delivery.

                                      22

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          (ii) The favorable opinion of Clifford Chance Limited Liability
     Partnership, Netherlands counsel to the Guarantor, in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Offered Securities and otherwise to the same effect as the opinion required by Section 6(b) hereof.

          (iii) The favorable opinion of Davis, Polk & Wardwell, U.S. counsel to the ABN AMRO Parties, in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option
     Offered Securities and otherwise to the same effect as the opinion required by Section 6(c) hereof.

          (iv) The favorable opinion of Richards, Layton & Finger, P.A.,
     Delaware counsel to ABN AMRO Parties, in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Offered Securities and otherwise to the same effect as the opinion required by Section 6(d) hereof.

          (v) The favorable opinion of Mayer, Brown, Rowe & Maw, counsel for the Underwriters, dated such Date of Delivery, relating to the Option
     Offered Securities and otherwise to the same effect as the opinion required by Section 6(e) hereof.

          (vi) The favorable opinion of Emmet, Marvin & Martin, counsel for the
     TIA Trustees, in form and substance satisfactory to counsel for the
     Underwriters, dated such Date of Delivery, relating to the Option Offered
     Securities and otherwise to the same effect as the opinion required by
     Section 6(f) hereof.

          (vii) The favorable opinion of Clifford Chance Limited Liability
     Partnership, special Netherlands tax counsel to the ABN AMRO Parties, in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Offered Securities and otherwise to the same effect as the opinion required by Section 6(g)
     hereof.

          (viii) A letter from Ernst & Young, in form and substance
     satisfactory to the Representatives and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representatives pursuant to Section 6(i) hereof, except that the
     "specified date" on the letter furnished pursuant to this paragraph shall be a date not more than three business days prior to such Date of
     Delivery.

          (ix) Since the date of this Agreement, there shall not have occurred a downgrading in, or withdrawal of, the rating assigned to the securities of any of the ABN AMRO Parties by any "nationally recognized statistical rating agency," as that

                                      23

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     term is defined by the Commission for purposes of Rule 436(g)(2) under the
     1933 Act, and no such organization shall have publicly announced that it has under surveillance or review, that does not indicate an improvement, its rating of any securities of any of the ABN AMRO Parties.

     (n) Additional Documents. At the Closing Time, and at each Date of
Delivery, counsel for the Underwriters shall have been furnished with such documents as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Offered Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the ABN AMRO Parties in connection with the issuance and sale of the Offered Securities as herein contemplated shall be reasonably satisfactory in form and substance to the
Representatives and counsel for the Underwriters.

     (o) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled in all material respects when and as required to be fulfilled, this Agreement (or, with respect to the Underwriters' exercise of any applicable over allotment option for the purchase of Option Offered
Securities on a Date of Delivery after the Closing Time, the obligations of the
Underwriters to purchase the Option Offered Securities on such Date of
Delivery) may be terminated by the Representatives by notice to the ABN AMRO
Parties at any time at or prior to the Closing Time (or such Date of Delivery, as applicable), and such termination shall be without liability of any party to any other party except as provided in Section 5 and except that Sections 1, 7,
8 and 9 shall survive any such termination and remain in full force and effect.

     Section 7. Indemnification.

     (a) Indemnification of Underwriters. The ABN AMRO Parties agree, jointly and severally, to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the
1933 Act or Section 20 of the 1934 Act, as follows:

          (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration
     Statement (or any amendment thereto), including the Rule 430A Information, if applicable, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to

                                      24

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     make the statements therein, in the light of the circumstances under which they were made, not misleading;

          (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, provided that (subject to Section
     7(d) below) any such settlement is effected with the written consent of the Guarantor; and

          (iii) against any and all expense whatsoever, as incurred (including, subject to Section 7(c) hereof, the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that the indemnity set forth in this Section 7(a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the ABN AMRO Parties by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto), including the
Rule 430A Information, if applicable, or any preliminary prospectus or the
Prospectus (or any amendment or supplement thereto).

     The foregoing indemnity with respect to any untrue statement or alleged untrue statement contained in or omission or alleged omission from a preliminary prospectus shall not inure to the benefit of the Underwriter (or any person controlling such Underwriter) from whom the person asserting any loss, liability, claim, damage or expense purchased any of the Offered
Securities which are the subject thereof if the ABN AMRO Parties shall sustain the burden of proving that such person was not sent or given a copy of the
Prospectus (or the Prospectus as amended or supplemented) if so required by law at or prior to the written confirmation of the sale of such Offered Securities to such person and the untrue statement contained in or omission from such preliminary prospectus was corrected in the Prospectus (or the Prospectus as amended or supplemented) and the ABN AMRO Parties had previously furnished copies thereof to such Underwriter.

     (b) Indemnification of Company, Directors and Officers. Each Underwriter,
severally in proportion to its respective purchase obligation and not

                                      25

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jointly, agrees to indemnify and hold harmless the ABN AMRO Parties, directors or Supervisory or Managing Board members or the equivalent of the ABN AMRO
Parties, the Issuer Trustees of the Trust, each of the officers of the ABN AMRO
Parties who signed the Registration Statement, and each person, if any, who controls any of the ABN AMRO Parties within the meaning of Section 15 of the
1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection
(a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration
Statement (or any amendment thereto), including the Rule 430A Information, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the ABN AMRO Parties by such Underwriter through the
Representatives expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

     (c) Actions Against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section
7(a) above, counsel to the indemnified parties shall be selected by the
Representatives, and, in the case of parties indemnified pursuant to Section
7(b) above, counsel to the indemnified parties shall be selected by the ABN
AMRO Parties, provided that if it so elects within a reasonable time after receipt of such notice, an indemnifying party, jointly with any other indemnifying parties receiving such notice, may assume the defense of such action with counsel chosen by it and approved by the indemnified parties defendant in such action (which approval shall not be unreasonably withheld), unless such indemnified parties reasonably object to such assumption on the ground that there may be legal defenses available to them which are different from or in addition to those available to such indemnifying party. If an indemnifying party assumes the defense of such action, the indemnifying parties shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action. An indemnifying party may participate at its own expense in the defense of any such action;
provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any one firm of local counsel) separate from their own counsel for all indemnified parties in connection with any

                                      26

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one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 7 or Section
8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

     (d) Settlement Without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 7(a)(ii) effected without its written consent if
(i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement. Notwithstanding the immediately preceding sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, an indemnifying party shall not be liable for any settlement of the nature contemplated by Section 7(a)(ii) effected without its consent if such indemnifying party (i) reimburses such indemnified party in accordance with such request to the extent it considers such request to be reasonable and (ii)
provides written notice to the indemnified party substantiating the unpaid balance as unreasonable, in each case prior to the date of such settlement.

     Section 8. Contribution.

     If the indemnification provided for in Section 7 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the ABN AMRO Parties on the one hand and the
Underwriters on the other hand from the offering of the Offered Securities pursuant to this Agreement

                                      27

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or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the ABN
AMRO Parties on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

     The relative benefits received by the ABN AMRO Parties on the one hand and the Underwriters on the other hand in connection with the offering of the
Offered Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the
Offered Securities pursuant to this Agreement (before deducting expenses but after deducting the total underwriting commission received by the Underwriters)
received by the ABN AMRO Parties and the total underwriting commission received by the Underwriters, in each case as set forth on the cover of the Prospectus, bear to the aggregate initial public offering price of the Offered Securities as set forth on such cover.

     The relative fault of the ABN AMRO Parties on the one hand and the
Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the ABN AMRO Parties or by the Underwriters and the parties'
relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     The ABN AMRO Parties and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

     Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Trust Preferred Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such

                                      28

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Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

     No person guilty of fraudulent misrepresentation (within the meaning of
Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     For purposes of this Section 8, each person, if any, who controls an
Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director or Supervisory or Managing Board member or the equivalent of the ABN AMRO Parties, the Regular Trustees of the Trust, each officer of the
ABN AMRO Parties who signed the Registration Statement, and each person, if any, who controls any of the ABN AMRO Parties within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the ABN AMRO Parties. The Underwriters' respective obligations to contribute pursuant to this Section 8 are several in proportion to the number of Trust Preferred Securities set forth opposite their respective names in Schedule A hereto and not joint.

     Section 9. Representations, Warranties and Agreements to Survive Delivery.

     All representations, warranties and agreements contained in this Agreement or in certificates of officers of the ABN AMRO Parties or any of their subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any
Underwriter or controlling person, or by or on behalf of the ABN AMRO Parties, and shall survive delivery of the Trust Preferred Securities to the
Underwriters.

     Section 10. Termination of Agreement.

     (a) Termination; General. The Representatives may terminate this
Agreement, by notice to the Guarantor or AANAH, at any time at or prior to the
Closing Time or any relevant Date of Delivery (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings or business affairs or business prospects of the ABN AMRO Parties and their subsidiaries taken as a whole, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the
United States or the international financial markets, any outbreak of hostilities or escalation thereof, declaration by the United States or the
Netherlands of a national emergency or war or other calamity or crisis or any change or development

                                      29

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involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable to market the
Trust Preferred Securities or to enforce contracts for the sale of the Trust
Preferred Securities, or (iii) if trading in any securities of the ABN AMRO
Parties has been suspended or materially limited by the Commission, the New
York Stock Exchange, or Euronext or if trading generally on the American Stock
Exchange or the New York Stock Exchange or Euronext or in the Nasdaq National
Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the
National Association of Securities Dealers, Inc. or any other governmental authority, or (iv) if a banking moratorium has been declared by either Federal,
New York State, Illinois or Netherlands authorities.

     (b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 5 hereof, and provided further that Sections 1,
7, 8 and 9 shall survive such termination and remain in full force and effect.

     Section 11. Default by One or More of the Underwriters.

     If one or more of the Underwriters shall fail at the Closing Time or the relevant Date of Delivery, as the case may be, to purchase the Trust Preferred
Securities which it or they are obligated to purchase under this Agreement (the
"Defaulted Securities"), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting
Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

          (i) if the number of Defaulted Securities does not exceed 10% of the aggregate number of the Trust Preferred Securities to be purchased hereunder, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

          (ii) if the number of Defaulted Securities exceeds 10% of the aggregate number of the Trust Preferred Securities to be purchased hereunder, this Agreement (or, with respect to the Underwriters' exercise of any applicable over allotment option for the purchase of Option Offered
     Securities on a Date of Delivery after the Closing Time, the obligations of the Underwriters to purchase, and the ABN AMRO

                                      30

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Parties to sell, such Option Offered Securities on such Date of Delivery) shall terminate without liability on the part of any non-defaulting Underwriter.

     No action taken pursuant to this Section shall relieve any defaulting
Underwriter from liability in respect of its default.

     In the event of any such default which does not result in a termination of this Agreement or (ii) in the case of a Date of Delivery after the Closing
Time, a termination of the obligations of the Underwriters and the ABN AMRO
Parties with respect to the related Option Offered Securities, as the case may be, either the Representatives or the Guarantor or AANAH shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements.

     Section 12. Notices.

     All notices, requests, statements and other communications hereunder shall be in writing and shall be delivered or sent by mail, messenger or any standard form of telecommunication. Notices to the Underwriters shall be directed to the
Representatives c/o ABN AMRO Incorporated, 55 E. 52nd Street, New York, New
York 10055, Attention: Vincent Murray - Syndications (fax no.: (212) 409-5256);
and notices to the Guarantor shall be directed to ABN AMRO Holding N.V. at
Gustaav Mahlerlaan 10, 1000 EA Amsterdam, Attention: Group Asset and Liability
Management, (fax no.: 31 20 383 4830), to AANAH, LaSalle Funding, LaSalle Bank,
the Trust and the LLC shall be directed to AANAH, 135 S. LaSalle Street,
Chicago, Il 60603, Attention: Chief Legal Officer, with copies to Davis Polk &
Wardwell, 450 Lexington Avenue, New York, New York 10017, Attention: Margaret
Tahyar, Esq. Any such notice, request, statement or communication shall be effective upon receipt thereof.

     Section 13. Parties.

     This Agreement shall inure to the benefit of and be binding upon the
Underwriters, and the ABN AMRO Parties and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the ABN
AMRO Parties and their respective successors and the controlling persons and officers and directors and Supervisory and Managing Board members or the equivalent referred to in Sections 7 and 8 and Regular Trustees and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This
Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the ABN AMRO Parties and their

                                      31

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respective successors, and said controlling persons and officers and directors and Supervisory and Managing Board members or the equivalent and Regular
Trustees and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Trust Preferred Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

     Section 14. Governing Law and Jurisdiction.

     (a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH
THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.
EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK
CITY TIME.

     (b) Submission to Jurisdiction. Each of the Guarantor and the Bank
irrevocably consents and agrees, for the benefit of each Underwriter, that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or in connection with this
Agreement may be brought in the courts of the State of New York or the courts of the United States of America located in The City of New York and until amounts due and to become due in respect of the Offered Securities or otherwise under this Agreement have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any such action, suit or proceeding for itself and in respect of its properties, assets and revenues. Service of process upon
AANAH in any such action, suit or proceeding shall be deemed in every respect service of process upon the Guarantor and the Bank. The Guarantor and the Bank hereby irrevocably and unconditionally waive, to the fullest extent permitted by law, except as otherwise provided for in the Transaction Documents, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings brought in the United States
Federal courts located in The City of New York or the courts of the State of
New York and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The provisions of this Section 14 shall survive any termination of this Agreement, in whole or in part.

     (c) No Sovereign Immunity. To the extent that the Guarantor, the Bank or any of their properties, assets or revenues may have or may hereafter become entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any thereof, from setoff or counterclaim, from the jurisdiction of any court, from service of process from attachment upon or prior to judgment, from attachment in aid of execution or judgment, or from execution of judgment, or

                                      32

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other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, the
Transaction Documents or the Offered Securities, the Guarantor and the Bank
hereby irrevocably and unconditionally waive, and agree not to plead or claim, any such immunity and consents to such relief and enforcement.

     (d) Judgment Currency. The Guarantor and the Bank agree to indemnify the
Underwriters against any loss incurred by the Underwriters, as a result of any judgment or order given or made for any amount due hereunder or under the
Offered Securities and such judgment or order being expressed and paid in a currency (the "Judgment Currency") other than U.S. dollars (the "Obligation
Currency"), and as a result of any variation as between (i) the rate of exchange at which the Obligation Currency amount is converted into Judgment
Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which an Underwriter is able to purchase the Obligation Currency with the amount of the Judgment Currency actually received by such Underwriter.
The foregoing indemnity shall constitute a separate and independent obligation of the Guarantor and the Bank and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. In determining the rate of exchange, any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency shall be taken into account.

     Section 15. Effect of Headings.

     The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

                                     * * *

                                      33

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     If the foregoing is in accordance with your understanding of our agreement, please sign and return to the ABN AMRO Parties a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the ABN AMRO Parties in accordance with its terms.

     Very truly yours,

                                         ABN AMRO HOLDING N.V.

                                         By: /s/ Rolf Smit
                                            ------------------------------------
                                            Name:  Rolf Smit
                                            Title: Executive Vice President

                                         By: /s/ Arjo Blok
                                            ------------------------------------
                                            Name:  Arjo Blok
                                            Title: Senior Vice President

                                         ABN AMRO BANK N.V.

                                         By: /s/ Rolf Smit
                                            ------------------------------------
                                            Name:  Rolf Smit
                                            Title: Executive Vice President

                                         By: /s/ Arjo Blok
                                            ------------------------------------
                                            Name:  Arjo Blok
                                            Title: Senior Vice President

                                      34
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                                         ABN AMRO CAPITAL FUNDING LLC VII

                                         BY:  ABN AMRO NORTH AMERICA HOLDING
                                              COMPANY, as Sole Member

                                         By: /s/ J. Sirota
                                            ------------------------------------
                                            Name:  J. Sirota
                                            Title: Vice President

                                         ABN AMRO NORTH AMERICA HOLDING COMPANY

                                         By: /s/ J. Sirota
                                            ------------------------------------
                                            Name:  J. Sirota
                                            Title: Vice President

                                         ABN AMRO CAPITAL FUNDING TRUST VII

                                         By: LASALLE FUNDING LLC, as Depositor

                                         By: /s/ J. Sirota
                                            ------------------------------------
                                            Name:  J. Sirota
                                            Title: Vice President

                                         LASALLE FUNDING LLC

                                         By: /s/ J. Sirota
                                            ------------------------------------
                                            Name:  J. Sirota
                                            Title: Vice President

                                      35

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                                         LASALLE BANK CORPORATION

                                         By: /s/ J. Sirota
                                            ------------------------------------
                                            Name:  J. Sirota
                                            Title: Senior Vice President

                                         By: /s/ Kimberly Lynch
                                            ------------------------------------
                                            Name:  Kimberly Lynch
                                            Title: First Vice President

                                      36

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CONFIRMED AND ACCEPTED,
  as of the date first above written:

ABN AMRO INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. INCORPORATED
  Acting severally on behalf of themselves
  and as Representatives of the other
  Underwriters named in Schedule A hereto.

By:  ABN AMRO INCORPORATED

By: /s/ Vincent Murray
   ------------------------------------
   Name:  Vincent Murray
   Title: Managing Director

                                      37

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                                   SCHEDULE A

                                                              Number of Trust
                          Name of Underwriter               Preferred Securities
                          -------------------               --------------------
                                                                 (in 000s)
ABN AMRO Incorporated.............................................  6906
Citigroup Global Markets Inc......................................  6906
Morgan Stanley & Co. Incorporated.................................  6906
A.G. Edwards & Sons, Inc. ........................................  6663
Merrill Lynch, Pierce, Fenner & Smith Incorporated................  6663
UBS Securities LLC................................................  6663
Wachovia Capital Markets, LLC.....................................  6663
Lehman Brothers Inc. .............................................  2400
Wells Fargo Securities, LLC.......................................  1200
  Management Group SubTotal.......................................  50,970
                                                                    ------
Bear, Stearns & Co., Inc..........................................  420
Charles Schwab & Co., Inc.........................................  420
Banc of America Securities LLC....................................  420
Deutsche Bank Alex Brown Inc......................................  420
Goldman Sachs & Co................................................  420
HSBC Securities (USA) Inc.........................................  420
H&R Block Financial Advisors, Inc.................................  420
J.P. Morgan Securities Inc........................................  420
McDonald Investments Inc..........................................  420
Oppenheimer & Co. Inc.............................................  420
Quick & Reilly, Inc...............................................  420
Raymond James & Associates, Inc...................................  420
RBC Dain Rauscher Inc.............................................  420
TD Waterhouse Investor Services, Inc..............................  420
US Bancorp Piper Jaffray Inc......................................  420
  First Tier Syndicate SubTotal...................................  6,300
                                                                    -----
Advest, Inc.......................................................  105
BB&T Investment Services Inc......................................  105
Blaylock & Partners, L.P..........................................  105
C.L. King & Associates, Inc.......................................  105
Credit Suisse First Boston LLC....................................  105
Crowell Weedon & Co...............................................  105
D.A. Davidson & Co................................................  105
Davenport & Company LLC...........................................  105
Doley Securities Inc..............................................  105
Ferris Baker Watts Incorporated...................................  105
J.J.B. Hilliard, W.L. Lyons, Inc..................................  105

                                    Sch-A-1
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Janney, Montgomery Scott LLC......................................  105
Legg Mason Wood Walker, Incorporated..............................  105
Mesirow Financial, Inc............................................  105
Morgan Keegan & Company, Inc......................................  105
NatCity Investments, Inc..........................................  105
Pershing..........................................................  105
Robert W. Baird & Co. Incorporated................................  105
Ryan, Beck & Co., Inc.............................................  105
Sandler O'Neill & Partners, L.P...................................  105
Southwest Securities, Inc.........................................  105
Stifel, Nicolaus & Company, Incorporated..........................  105
SunTrust Capital Markets, Inc.....................................  105
Utendahl Capital Partners, L.P....................................  105
Wedbush Morgan Securities, Inc....................................  105
William Blair & Company, L.L.C....................................  105
  Second Tier Syndicate Subtotal..................................  2,730
                                                                    ------
Total.............................................................  60,000

                                    Sch-A-2

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                                   SCHEDULE B

Final Terms and Conditions

Issuer:                             ABN AMRO Capital Funding Trust VII (the
                                    "Trust"), a Delaware statutory trust, is a
                                    direct wholly owned subsidiary of ABN AMRO
                                    North America Holding Company ("AANAH"),
                                    and is also an indirect wholly owned
                                    subsidiary of ABN AMRO Holding N.V. ("the
                                    Guarantor"). The sole assets of the Trust
                                    will be the LLC's Preferred Securities
                                    issued by ABN AMRO Capital Funding LLC VII
                                    (the "LLC"). The LLC is organized as a
                                    limited liability company under the laws of
                                    the State of Delaware and is a direct
                                    wholly owned subsidiary of AANAH and an
                                    indirect wholly owned subsidiary of the
                                    Guarantor, and is the issuer of the LLC
                                    Preferred Securities. The sole assets of
                                    the LLC will be the Intercompany Securities
                                    to be issued by ABN AMRO Bank N.V. (the
                                    "Bank").

Guarantor:                          ABN AMRO Holding N.V., the holding company
                                    of the Bank, a public limited liability
                                    corporation organized under the laws of The
                                    Netherlands, and its successors.

Preferred Securities Ratings:       A2/A (Moody's/Standard & Poor's)

Pricing Date:                       February 11, 2004

Settlement Date:                    February 18, 2004

Maturity Date:                      Perpetual

Offer Price:                        $25.00 per Trust Preferred Security

Securities Offered:                 6.08% Non-cumulative Guaranteed Trust
                                    Preferred Securities (the "Trust Preferred
                                    Securities")

Gross Spread:                       3.15% ($0.7875)

   Selling Concession:              $0.50
   Management Fee:                  $0.1575
   Underwriting Fee:                $0.13
   Reallowance:                     $0.50

For Orders of 10,000 shares or      2.00% ($0.50)
more:
  Selling Concession:               $0.30
  Management Fee:                   $0.10
  Underwriting Fee:                 $0.10

Additional Amounts                  All payments in respect of the Trust
                                    Preferred Securities will be made without
                                    withholding or deduction for or on

                                    Sch-B-1

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                                    account of any relevant tax, unless the
                                    withholding or deduction of such relevant
                                    tax is required by law. In that event, the
                                    Trust will pay, as further dividends, such
                                    additional amounts as may be necessary in
                                    order that the net amounts received by the
                                    holders of the Trust Preferred Securities
                                    after such withholding or deduction will
                                    equal the amount which would have been
                                    received in respect of the Trust Preferred
                                    Securities in the absence of such
                                    withholding or deduction.

Optional Redemption:                The Trust Preferred Securities will be
                                    redeemed in whole or in part upon the
                                    redemption of the LLC Preferred Securities.
                                    The LLC Preferred Securities may be
                                    redeemed with the prior approval of the
                                    Dutch Central Bank and the Guarantor at the
                                    option of the LLC on any dividend date
                                    occurring on or after February 18, 2009 at
                                    a redemption price equal to the liquidation
                                    preference plus any accumulated and unpaid
                                    Dividends.

Special Event Redemption:           The LLC will have the right to redeem in
                                    whole but not in part the LLC Preferred
                                    Securities, and consequently the Trust
                                    Preferred Securities upon the occurrence of
                                    a Capital Event, Tax Event, or Investment
                                    Company Event prior to February 18, 2009 at
                                    a redemption price equal to the liquidation
                                    preference plus any accumulated and unpaid
                                    Dividends. If an Investment Company Event
                                    occurs with respect to the LLC, the LLC
                                    preferred securities may be distributed to
                                    the holders of the trust preferred
                                    securities. If the LLC preferred securities
                                    are distributed, the Guarantor will use its
                                    commercially reasonable efforts to cause
                                    the LLC preferred securities to be listed
                                    on the New York Stock Exchange and Euronext
                                    or on such other national securities
                                    exchange or similar organization as the
                                    trust preferred securities are then listed
                                    or quoted.

Guarantee:                          The Guarantor will guarantee any payments
                                    with respect to Dividends and the
                                    Liquidation Preference of the Trust
                                    Preferred Securities and LLC Preferred
                                    Securities. The Guarantee constitutes an
                                    unsecured obligation of the Guarantor and
                                    will rank junior to all indebtedness of the
                                    Guarantor, pari passu with any parity
                                    guarantees and senior to its ordinary
                                    shares.

Regulatory Event:                   If a Regulatory Event occurs, then the
                                    Trust Preferred Securities issued by the
                                    Trust will be exchanged for perpetual,
                                    non-cumulative capital securities of ABN
                                    AMRO Bank N.V. A Regulatory Event occurs
                                    when the Bank is notified by the regulator
                                    to the effect that at any Initial
                                    Intercompany Security interest payment
                                    date, the Bank's capital adequacy ratio
                                    would, after such payment

                                    Sch-B-2

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                                    of such interest, be less than the minimum
                                    capital adequacy requirements as then
                                    applied and enforced by the regulator.

Use of Proceeds:                    All of the proceeds from the sale of the
                                    Trust Preferred Securities will be invested
                                    by the Trust in the LLC Preferred
                                    Securities. The LLC will use the funds from
                                    the sale of the LLC Preferred Securities,
                                    together with funds contributed by ABN AMRO
                                    North America Holding Company, in return
                                    for the LLC Common Securities, to make an
                                    investment in the Initial Intercompany
                                    Securities issued by ABN AMRO Bank N.V.
                                    (the "Bank"). The Bank will use the
                                    proceeds from the sale of the Initial
                                    Intercompany Securities for general
                                    corporate purposes.

Option Offered Securities:          The underwriters may purchase up to an
                                    additional 9,000,000 trust preferred
                                    securities (15% of the total trust
                                    preferred securities offered) at the public
                                    offering price solely to cover
                                    over-allotments within 30 days. If the
                                    underwriters exercise this option in whole
                                    or in part, ABN AMRO Holding N.V. will pay
                                    underwriting commissions as set forth
                                    above.

Listing:                            New York Stock Exchange and Official
                                    Segment of the stock market of Euronext
                                    Amsterdam N.V.

DRD Eligible:                       No

CUSIP:                              00372Q201

ISIN:                               US00372Q2012

Listing:                            NYSE

                                    Sch-B-3

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                                   Exhibit A

        Form of Opinion of Clifford Chance Limited Liability Partnership

1.1      Corporate Status, Power and Capacity

1.1.1    Holding is registered as: (i) a public limited liability company
         (naamloze vennootschap), (ii) incorporated on 30 May 1990 and (iii)
         validly existing under the laws of The Netherlands.

         Bank is registered as: (i) a public limited liability company
         (naamloze vennootschap), (ii) incorporated on 7 February 1825 and
         (iii) validly existing under the laws of The Netherlands.

         The Companies have:

the corporate power and corporate capacity to execute the Documents to which they are expressed to be a party, (in respect of Bank) to create and issue the
Intercompany Securities and to undertake and perform the obligations expressed to be assumed by the Companies therein; and

taken all internal corporate action required by the Articles of Association and by Dutch corporate law to approve and to authorise the same.

1.1.2    The court registry of the Civil Law Section (Sector Civiel Recht) of the Court of first instance (Rechtbank) of Amsterdam has confirmed to us by telephone at the time and date hereof that the Companies have not been declared bankrupt (failliet) and have not been made the subject of Special Measures at the time and the date hereof.

1.1.3    The Chamber has confirmed to us by telephone on the time and date hereof that:

         (a)  the Companies have not registered a voluntary winding-up resolution;

         (b)  such Chamber is not itself taking any steps to have the Companies dissolved;

         (c)  it has not registered an order placing any assets of the
              Companies under administration (onderbewindstelling); and

                                    Ex-A-1

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         (d)  there is no registration of any order by the Court of first instance (Rechtbank) for the dissolution (ontbinding en
              vereffening) of the Companies.

1.1.4    The searches and enquiries referred to above do not determine conclusively whether or not the matters or events enquired after have occurred or not. There is no formal register of judgments, declarations or orders referred to in paragraph 1.1.2 or 1.1.3 (c) or
         (d) above.

1.2      Execution of Intercompany Securities and other Documents

1.2.1    When any Intercompany Securities are duly executed on behalf of Bank in the manner set out in such counsel's opinion and completed, authenticated, delivered and paid for in accordance with the terms of the Documents, such Intercompany Securities have been validly executed by Bank and constitute the valid and legally binding obligations of
         Bank enforceable against it in accordance with their terms.

1.2.2    Each of the other Documents to which it is expressed to be a party, when executed by all parties thereto and on behalf of the Companies in the manner set out in such counsel's opinion, has been validly executed and delivered on behalf of the Companies and constitutes the valid and legally binding obligations of the Companies enforceable against them in accordance with their respective terms.

1.3      Authorisations, Consents and Approvals

         No authorisations, consents or approvals of, and no licence or order of, any court, governmental agency or body of The Netherlands are required under the laws and regulations of The Netherlands for (or in connection with):

         (i)   the creation, issue and offering of the Intercompany Securities in or from The Netherlands;

         (ii)  the execution by the Companies of the Documents to which they are expressed to be a party and the performance of their
               respective obligations thereunder; or

         (iii) the payment by the Companies, when due, of all sums which they may be liable to pay in respect of the Intercompany Securities or under the

                                    Ex-A-2

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               other Documents to which they are expressed to be a party in the currency in which they are stated to be payable.

1.4      Conflict with Laws or Articles of Association

         In themselves, none of the matters referred in paragraphs 1.3 (i)
         through (iii) conflicts or will conflict with or result in a breach of any provision of (or constitute a breach of or default under):

         (i)   the Articles of Association; or

         (ii)  any law or generally applicable regulation of The Netherlands to which the Companies are subject,

         which would make the Documents, or parts thereof, null or void or subject to avoidance or nullification in The Netherlands.

1.5      Qualification to do Business

         It is not necessary under the laws of The Netherlands (a) in order to enable any party thereto (other than the Companies) to enforce its rights under the Documents or (b) by reason of the execution of the
         Documents or the performance by it of its obligations thereunder, that any party thereto (other than the Companies) should be licensed, qualified or otherwise entitled to carry on business in The
         Netherlands.

1.6      Filings and Registrations

         It is not necessary under the laws of The Netherlands to notarise, file, register or otherwise record in any public office or elsewhere the Documents, or to comply with any other formality in relation thereto in order to ensure the validity, effectiveness, enforceability or admissibility in evidence of the Documents or any other documents relating thereto. However the Companies are obliged to comply with (a)
         all reporting obligations to DNB under the ASCS and (b) all notification, reporting and registration requirements of DNB in connection with the issue of the Intercompany Securities and all payments in respect of the Documents to or from non-residents of The
         Netherlands in accordance with the General Reporting Instructions 2003
         (Rapportagevoorschriften betalingsbalansrapportages 2003) issued by
         DNB pursuant to the External Financial Relations Act 1994 (Wet financiele

                                    Ex-A-3

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         betrekkingen buitenland 1994), although a failure to perform any of the foregoing formalities should not adversely affect the validity, effectiveness, enforceability or admissibility in evidence of the
         Documents or any payment made or to be made thereunder.

1.7      Submission to Jurisdiction

1.7.1    The submission by the Companies to the jurisdiction of (a) the courts of the State of New York with regard to any proceedings arising out of or in relation to the Documents (other than the Dutch Documents) and
         (b) the courts of The Netherlands with regard to any proceedings arising out of or in relation to the Dutch Documents, is valid and binding upon the Companies.

1.7.2    Notwithstanding a contractual provision to the contrary, however, the competent court in The Netherlands may assume jurisdiction (i)
         pursuant to Article 254 of the Dutch Code of Civil Procedure (Wetboek
         van Burgerlijke Rechtsvordering) in urgent matters, when, in view of the interests of the parties, provisional measures are required, or
         (ii) to allow provisional measures for the duration of the litigation at the request of each party to pending litigation pursuant to
         Article 223 of the Dutch Code of Civil Procedure. Furthermore,
         notwithstanding any contractual provision to the contrary, jurisdiction of Dutch courts may arise in the context of an attachment against the Companies or any of their respective assets.

1.8      Enforceability of Foreign Judgments in The Netherlands

1.8.1    In the absence of an applicable treaty or convention providing for the recognition and enforcement of judgements in civil and commercial matters which is binding in The Netherlands, a judgement rendered by a foreign court against the Companies in an action instituted in the manner contemplated by the relevant instrument based on one or more of the Documents (other than the Dutch Documents) will not be recognised and enforced by the courts of The Netherlands.

1.8.2    In order to obtain a judgement that is enforceable against the
         Companies, it will be necessary to relitigate the matter before the competent court of The Netherlands and to submit the judgement rendered by the foreign court in the course of such proceedings, in which case the Netherlands courts may give such effect to the foreign judgement as it deems appropriate. There are no

                                    Ex-A-4

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         treaties between The Netherlands and the United States of America on the recognition and enforcement of civil or commercial judgements.
         However, according to current practice, based upon case law,
         Netherlands courts will in all probability recognise, give "res juridicata" to and render a judgement in accordance with a foreign judgement if and to the extent that the following conditions are met:

         (i)   the foreign court rendering the judgement has jurisdiction over the matter on internationally accepted grounds (e.g. if the parties have agreed, for example in a contract, to submit their disputes to the foreign court) and has conducted the proceedings in accordance with generally accepted principles of fair trial
               (e.g. after proper service of process);

         (ii)  the foreign judgement is final and definitive; and

         (iii) such recognition is not in conflict with Netherlands policy
               (i.e. a fundamental principle of Netherlands law) or an existing
               Netherlands judgement.

1.9      Choice of Law

         The courts of The Netherlands will observe and give effect to the choice of the laws of (a) the State of New York as the law governing the Documents (other than the Dutch Documents) and (b) The Netherlands as the law governing the Dutch Documents in any proceedings in relation such documents but when applying New York State law as the law governing the Documents (other than the Dutch Documents), the courts of competent jurisdiction of The Netherlands, if any, by virtue of the 1980 Rome Convention on the Law Applicable to Contractual
         Obligations (the "Rome Convention"):

         (i)   may give effect to the mandatory rules of law of another country with which the situation has a close connection, if and insofar as, under the law of the latter country, those rules must be applied whatever the law applicable to the Documents (article
               7(1) Rome Convention);

         (ii)  will apply the law of The Netherlands in a situation where it is mandatory irrespective of the law otherwise applicable to the
               Documents (article 7(2) Rome Convention);

                                    Ex-A-5

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         (iii) may refuse to apply New York State law if such application is manifestly incompatible with the public policy of The
               Netherlands (article 16 Rome Convention); and

         (iv)  shall have regard to the law of the country in which performance takes place in relation to the manner of performance and the steps to be taken in the event of defective performance (article
               10(2) Rome Convention).

1.10     Guarantee Agreements

1.10.1   As the Trust Guarantee Agreement and the LLC Guarantee Agreement (the
         "Guarantee Agreements") by their terms are guarantees for the benefit of each Holder from time to time of a Trust Security or an LLC
         Preferred Security, as the case may be, and contain a provision to the effect that no rights thereunder shall exist for a Holder or former Holder other than those of such Holder with respect to the
         Trust Securities or LLC Preferred Security held by him, it is our view that the rights of a Holder under the Dutch Security, with respect to a Trust Security or an LLC Preferred Security, as the case may be, that is transferred to a subsequent Holder, will be transferred as a matter of law to that subsequent Holder, pursuant to section 6:251 of the Netherlands Civil Code. It should be noted, however, that we are not aware of any legal precedent concerning such a transfer or of any legal writer specifically addressing this issue.
         Furthermore, section 6:251 of the Netherlands Civil Code is not applicable in the case of a transfer of a Trust Security or an LLC
         Preferred Security as a consequence of a general transfer (onder algemene titel) of assets of a Holder (such as may be the case inter alia upon a legal merger or upon a person's death). In that case the rules applicable to such general transfer should decide as to the effects of such transfer on the rights under the Guarantee
         Agreements.

1.10.2   In addition to a transfer under section 6:251 of the Netherlands
         Civil Code a subsequent Holder of a Trust Security or an LLC
         Preferred Security, as the case may be, may, as long as the agreements pursuant to which the Guarantee Agreements are created continue unaltered, become entitled to the rights under the Guarantee
         Agreements with respect to that Trust Security or an LLC Preferred
         Security, as the case may be, by accepting the third party beneficiary right (derdenbeding) set forth in Section 5.09 of the
         Guarantee Agreements. As the third party beneficiary right is irrevocable and without consideration for the

                                    Ex-A-6

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         subsequent Holder pursuant to Section 5.09 of the Guarantee
         Agreements, such subsequent Holder is under section 6:253 sub paragraph 4 of the Netherlands Civil Code deemed to have accepted such right, if he has become aware of the right and has not immediately rejected it. It should be noted that acceptance by a subsequent Holder of a Trust Security or an LLC Preferred Security,
         as the case may be, of the rights under the Guarantee Agreements after Holding has been declared bankrupt or become subject to Special
         Measures or otherwise has lost the legal capacity to enter into an agreement with the subsequent Holder will not be effective.

1.11     Taxation

         We hereby confirm the opinion set forth in the Prospectus Supplement under the caption "Taxation-Netherlands Taxation". The discussion set forth in the Prospectus Supplement under such caption is an accurate summary of the Netherlands tax matters described therein.

                                    Ex-A-7

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                                   Exhibit B

                    Form of Opinion of Davis Polk & Wardwell

1.   Assuming the due authorization, execution and delivery by the parties thereto, each of the Trust Guarantee, the LLC Guarantee, the Trust
     Agreement and the LLC Agreement has been qualified under the 1939 Act;

2.   None of the ABN AMRO Parties is, or after giving effect to the offering and sale of the Offered Securities and the application of the proceeds therefrom as described in the Prospectus, will be required to register as an "investment company" under the 1940 Act;

3.   No consent, approval, registration, filing, authorization or order of, or qualification with, any governmental body or agency under United States federal or New York state law that in our experience is normally applicable in relation to transactions of the type contemplated by the
     Underwriting Agreement, is required for the performance by the ABN AMRO
     Parties of their obligations under the Underwriting Agreement, except such as have been obtained and such as may be required under state securities or Blue Sky laws in connection with the offer and sale of the Offered
     Securities;

4.   The performance by the ABN AMRO Parties of their respective obligations under the Underwriting Agreement and the Transaction Documents will not contravene any statute of the State of New York or the United States, or any order, rule or regulation of any governmental agency or body of the
     United States or the State of New York that in our experience is normally applicable to transactions of the type contemplated by the Underwriting
     Agreement and the Transaction Documents;

5.   Assuming the Underwriting Agreement has been duly authorized, executed and delivered by the Guarantor and the Bank insofar as Dutch law is concerned, the Underwriting Agreement has been duly authorized, executed and delivered by the Guarantor, the Bank and AANAH and is a valid and binding agreement of each of the Guarantor, the Bank and AANAH, except as rights to indemnity and contribution thereunder may be limited by applicable law;

6.   Assuming each of the Services Agreement, the Intercompany Securities, the
     Trust Agreement and the LLC Agreement has been duly authorized, executed and delivered by the Guarantor insofar as Dutch law is concerned, each of them has been duly authorized, executed and delivered by the ABN AMRO

                                    Ex-B-1

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     Parties and is a valid and binding agreement of each of the ABN AMRO
     Parties, enforceable against each of the ABN AMRO Parties in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws now or hereafter in effect relating to or affecting creditors' rights generally and by general principles of equity
     (regardless of whether enforceability is considered in a proceeding at law or in equity);

7.   To the best of our knowledge, there is no pending or threatened action, suit or proceeding before any New York or federal court or governmental agency, authority or body involving the ABN AMRO Parties or any of their subsidiaries of a character required to be disclosed in the Prospectus that is not adequately disclosed as required;

8.   Assuming each of the Trust Guarantee, the LLC Guarantee and the Contingent
     Guarantee (together with the Trust Guarantee and the LLC Guarantee, the
     "Guarantees") has been duly authorized, executed and delivered by the
     Guarantor insofar as Dutch law is concerned, Sections 3 and 4 of the
     Guarantees each constitute a valid and binding agreement of Holding, enforceable against Holding in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws now or hereafter in effect relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity);

9.   Assuming the due authorization, execution and delivery by the parties thereto, the Perpetual Non-Cumulative Capital Securities will constitute a valid and binding agreement of each ABN AMRO Party thereto, enforceable against such ABN AMRO Party in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws now or hereafter in effect relating to or affecting creditors' rights generally and by general principals of equity (regardless of whether enforceability is considered in a proceeding at law or in equity);

10.  We have considered the statements included in the Prospectus under the captions "Taxation--U.S. Taxation," "Prospectus Summary--The Trust,"
     "Prospectus Summary--The LLC," "Prospectus Summary--The Formation,"
     "Prospectus Summary--The Offering," "ABN AMRO Capital Funding Trust VII,"
     "ABN AMRO Capital Funding LLC VII," "Description of the Trust Securities,"
     "Description of the Perpetual Non-cumulative Capital Securities,"
     "Description of the LLC Securities," "Description of the Guarantees and
     the

                                    Ex-B-2

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     Contingent Guarantee," "Description of the Initial Intercompany
     Securities" and "Certain ERISA Considerations". In our opinion, in each case insofar as such statements constitute a summary of the legal matters or documents referred to therein, such statements fairly present in all material respects such legal matters or documents and insofar as such statements purport to summarize certain federal income tax laws of the
     United States, such statements constitute a fair summary of the principal
     U.S. federal income tax consequences of an investment in the Trust
     Preferred Securities.

     We have not ourselves checked the accuracy or completeness of, or otherwise verified the information furnished with respect to, other matters in the Registration Statement or the Prospectus, but we have generally reviewed and discussed with certain officers and employees of, and Dutch counsel and independent accountants for, the ABN AMRO Parties and with representatives of the Underwriters and counsel for the Underwriters the information furnished, whether or not subject to our check and verification. On the basis of such consideration, review and discussion, but without independent check and verification, except as stated, (1) the Registration Statement and the
Prospectus (except for financial statements and other financial and statistical data included or incorporated by reference therein and the related Form T-1s filed on Form 305B2, as to which we do not express any belief) appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, (2) nothing has come to our attention that has caused us to believe that (except for financial statements and other financial and statistical data included or incorporated by reference therein and the related Form T-1s filed on Form 305B2, as to which we do not express any belief) the Registration
Statement, at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the
Prospectus, in each case as of its date and as of the date hereof, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (3) the documents incorporated by reference in the Prospectus (except for financial statements and other financial and statistical data included therein, as to which we do not express any belief) comply as to form in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder. For purposes of clauses
(1), (2) and (3) of this paragraph, the term "financial data" includes, without limitation, the data required to be included in the Registration Statement and
Prospectus under the Act by Guide 3, Statistical Disclosure by Bank Holding
Companies.

                                    Ex-B-3

-------------------------------------------------------------------------------

                                   Exhibit C

                   Form of Opinion of Emmet, Marvin & Martin

     1. BNY Midwest Trust Company, as Property Trustee, Guarantee Trustee and
Manager Trustee (collectively, the "BNY Trustee"), is an Illinois trust company organized and validly existing and in good standing under the laws of Illinois and is authorized and qualified to accept the trusts imposed by the Trust
Agreement and to act as Property Trustee under the Trust Agreement for the
Trust Preferred Securities.

     2. Each of the Transaction Documents has been duly authorized, executed and delivered by the BNY Trustee.

                                     Ex-C-1

Item 1.2

                       AMENDMENT TO UNDERWRITING AGREEMENT

     This amendment (the "Amendment") dated as of February 12, 2004, to the
Underwriting Agreement, dated as of February 11, 2004, (the "Underwriting
Agreement") by and among ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO
North America Holding Company, ABN AMRO Capital Funding Trust VII, ABN AMRO
Capital Funding LLC VII, LaSalle Funding LLC, LaSalle Bank Corporation, and ABN
AMRO Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co.
Incorporated, as representatives of the several underwriters named in Schedule A therein (the "Underwriters"), is made and executed by and among the parties shown on the signature pages hereof.

     WHEREAS, the parties to the Underwriting Agreement desire to increase the number of securities purchased by the Underwriters pursuant to the Underwriting
Agreement.

     NOW, THEREFORE, in consideration of the agreements and obligations set forth herein, the undersigned hereby agree as follows:

     1. Amendment to Underwriting Agreement. All references to the number of
Trust Preferred Securities in Schedule A to the Underwriting Agreement are
hereby amended and restated in their entirety by the Schedule A that is attached to this Amendment.

     2. Effect of Amendment. Except as herein amended, the Underwriting
Agreement shall remain in full force and effect. Upon effectiveness of this
Amendment, each reference in the Underwriting Agreement to "this Agreement",
"hereunder", "hereof ", "herein", or words of like import shall mean and be a reference to the Underwriting Agreement as amended hereby, and each reference to the Underwriting Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Underwriting Agreement shall mean and be a reference to the Underwriting Agreement as amended hereby.

     3. Counterparts. This Amendment may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

                                      * * *

                                       1

--------------------------------------------------------------------------------

     IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

                                             ABN AMRO BANK N.V.

                                             By: /s/ Jan Pranger
                                                --------------------------------
                                                Name:  Jan Pranger
                                                Title: Senior Vice President

                                             By: /s/ Arjo Blok
                                                --------------------------------
                                                Name:  Arjo Blok
                                                Title: Senior Vice President

                                             ABN AMRO HOLDING N.V.

                                             By: /s/ Jan Pranger
                                                --------------------------------
                                                Name:  Jan Pranger
                                                Title: Senior Vice President

                                             By: /s/ Arjo Blok
                                                --------------------------------
                                                Name:  Arjo Blok
                                                Title: Senior Vice President

--------------------------------------------------------------------------------

                                             ABN AMRO CAPITAL FUNDING LLC VII

                                             BY:  ABN AMRO NORTH AMERICA
                                                  HOLDING COMPANY, as Sole
                                                  Member

                                             By: /s/ J. Sirota
                                                --------------------------------
                                                Name:  J. Sirota
                                                Title: Vice President

                                             ABN AMRO NORTH AMERICA
                                               HOLDING COMPANY

                                             By: /s/ J. Sirota
                                                --------------------------------
                                                Name:  J. Sirota
                                                Title: Vice President

                                             ABN AMRO CAPITAL FUNDING
                                               TRUST VII

                                             By: LASALLE FUNDING LLC, as
                                                 Depositor

                                             By: /s/ J. Sirota
                                                --------------------------------
                                                Name:  J. Sirota
                                                Title: Vice President

                                             LASALLE FUNDING LLC

                                             By: /s/ J. Sirota
                                                --------------------------------
                                                Name:  J. Sirota
                                                Title: Vice President

                                       2

--------------------------------------------------------------------------------

                                             LASALLE BANK CORPORATION

                                             By: /s/ J. Sirota
                                                --------------------------------
                                                Name:  J. Sirota
                                                Title: Senior Vice President

                                             By: /s/ Kimberly Lynch
                                                --------------------------------
                                                Name:  Kimberly Lynch
                                                Title: First Vice President

                                             ABN AMRO INCORPORATED
                                             CITIGROUP GLOBAL MARKETS INC.
                                             MORGAN STANLEY & CO.
                                             INCORPORATED
                                                   Acting severally on behalf
                                                   of themselves and as
                                                   Representatives of the other
                                                   Underwriters named in
                                                   Schedule A hereto.

                                             By:  ABN AMRO INCORPORATED

                                             By: /s/ Vincent Murray
                                                --------------------------------
                                                Name:  Vincent Murray
                                                Title: Managing Director

                                       3

--------------------------------------------------------------------------------

                                   SCHEDULE A

                                                            Number of Trust
                          Name of Underwriter             Preferred Securities
                                                               (in 000s)
ABN AMRO Incorporated.......................................   7596.6
Citigroup Global Markets Inc................................   7596.6
Morgan Stanley & Co. Incorporated...........................   7596.6
A.G. Edwards & Sons, Inc. ..................................   7329.3
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   7329.3
UBS Securities LLC..........................................   7329.3
Wachovia Capital Markets, LLC...............................   7329.3
Lehman Brothers Inc. .......................................   2640
Wells Fargo Securities, LLC.................................   1320
     Management Group SubTotal..............................   56,067
                                                               ------
Banc of America Securities LLC..............................   462
Charles Schwab & Co., Inc...................................   462
Bear, Stearns & Co. Inc.....................................   462
Deutsche Bank Securities Inc................................   462
Goldman, Sachs & Co.........................................   462
HSBC Securities (USA) Inc...................................   462
H&R Block Financial Advisors, Inc...........................   462
J.P. Morgan Securities Inc..................................   462
McDonald Investments, Inc...................................   462
Oppenheimer & Co. Inc.......................................   462
Quick & Reilly, Inc.........................................   462
Raymond James & Associates, Inc.............................   462
RBC Dain Rauscher Inc.......................................   462
TD Waterhouse Investor Services, Inc........................   462
U.S. Bancorp Piper Jaffray Inc..............................   462
     First Tier Syndicate SubTotal..........................   6,930
                                                               ------
Advest, Inc.................................................   115.5
BB&T Capital Markets, a division of Scott &
Stringfellow, Inc...........................................   115.5
Blaylock & Partners, L.P....................................   115.5
C.L. King & Associates, Inc.................................   115.5
Credit Suisse First Boston LLC..............................   115.5
Crowell Weedon & Co.........................................   115.5
D.A. Davidson & Co..........................................   115.5
Davenport & Company LLC.....................................   115.5
Doley Securities, Inc.......................................   115.5
Ferris Baker Watts Incorporated.............................   115.5
                                                               ------

                                    Sch-A-1

--------------------------------------------------------------------------------

J.J.B. Hilliard, W.L. Lyons, Inc............................   115.5
Janney, Montgomery Scott LLC................................   115.5
Legg Mason Wood Walker, Incorporated........................   115.5
Mesirow Financial, Inc......................................   115.5
Morgan Keegan & Company, Inc................................   115.5
NatCity Investments, Inc....................................   115.5
Pershing Trading Company L.P................................   115.5
Robert W. Baird & Co. Incorporated..........................   115.5
Ryan, Beck & Co. Inc........................................   115.5
Sandler O'Neill & Partners, L.P.............................   115.5
Southwest Securities, Inc...................................   115.5
Stifel, Nicolaus & Company, Incorporated....................   115.5
SunTrust Capital Markets, Inc...............................   115.5
Utendahl Capital Partners, L.P..............................   115.5
Wedbush Morgan Securities, Inc..............................   115.5
William Blair & Co L.L.C....................................   115.5
     Second Tier Syndicate Subtotal.........................   3,003
                                                               -------
Total.......................................................   66,000

Item 4.1

================================================================================

                              AMENDED AND RESTATED

                                 TRUST AGREEMENT

                                       of

                       ABN AMRO CAPITAL FUNDING TRUST VII

                          Dated as of February 18, 2004

================================================================================

                                -----------------

                                                                            PAGE
                                                                            ----

                                    ARTICLE 1
                         INTERPRETATION AND DEFINITIONS

Section 1.01.  Definitions.....................................................1

                                    ARTICLE 2
                               TRUST INDENTURE ACT

                                    ARTICLE 3
                                  ORGANIZATION

--------------------------------------------------------------------------------

                                    ARTICLE 4
                                    GUARANTOR

                                    ARTICLE 5
                         TRUST COMMON SECURITIES HOLDER

Section 5.01.  AANAH's Purchase of Trust Common Securities....................33

                                    ARTICLE 6
                                    TRUSTEES

Section 6.04.  Qualifications of Regular Trustees

                                    ARTICLE 7
                                  DISTRIBUTIONS

Section 7.01.  Distributions..................................................39

                                    ARTICLE 8
                          ISSUANCE OF TRUST SECURITIES

Section 8.01.  Designation and General Provisions

                                       ii

--------------------------------------------------------------------------------

                                    ARTICLE 9
                    TERMINATION AND LIQUIDATION OF THE TRUST

Section 9.01.  Dissolution of Trust...........................................50
Section 9.02.  Liquidation Distribution upon Termination
                 and Dissolution of the Trust.................................51

                                   ARTICLE 10
                              TRANSFER OF INTERESTS

                                   ARTICLE 11
             LIMITATION OF LIABILITY OF HOLDERS OF TRUST SECURITIES,
                               TRUSTEES OR OTHERS

                                   ARTICLE 12
                                   ACCOUNTING

                                   ARTICLE 13
                             AMENDMENTS AND MEETINGS

Section 13.01.  Amendments....................................................63
Section 13.02.  Meetings of the Holders of Trust Securities;
                  Action by Written Consent...................................65

                                   ARTICLE 14
            REPRESENTATIONS OF PROPERTY TRUSTEE AND DELAWARE TRUSTEE

Section 14.01.  Representations and Warranties of Property Trustee............67

                                      iii

--------------------------------------------------------------------------------

Section 14.02.  Representations and Warranties of Delaware Trustee............67

                                   ARTICLE 15
                                  MISCELLANEOUS

EXHIBIT A-1 - Form of Trust Preferred Security Certificate
EXHIBIT A-2 - Form of Trust Common Security Certificate

                                       iv

--------------------------------------------------------------------------------

                            CROSS-REFERENCE TABLE(1)

                         Section of Trust Indenture Act
                               of 1939, as amended

                                                              Section of
                                                                Trust
                                                               Agreement
310(a)..................................................         6.03
310(b)..................................................       6.03(c)
310(c)..................................................       2.02(b)
311(a)..................................................       2.02(b)
311(b)..................................................     Inapplicable
311(c)..................................................     Inapplicable
312(a)..................................................         2.02
312(b)..................................................       2.02(b)
313.....................................................    2.03, 12.02(b)
314(a)..................................................         2.04
314(b)..................................................     Inapplicable
314(c)..................................................         2.05
314(d)..................................................     Inapplicable
314(f)..................................................     Inapplicable
315(a)..................................................       3.09(b)
315(b)..................................................         2.07
315(c)..................................................         3.09
315(d)..................................................         3.09
316(a)..................................................   2.06, 8.05, 8.06
316(c)..................................................       3.06(e)

     ----------

     (1) This  Cross-Reference  Table  does  not  constitute  part of the  Trust
Agreement  and  shall  not  affect  the  interpretation  of any of its  terms or provisions.

                                       v

--------------------------------------------------------------------------------

     This AMENDED AND RESTATED TRUST AGREEMENT (the "Trust Agreement") dated and effective as of February 18, 2004, by the Trustees (as defined herein), the
Sponsor (as defined herein), the Guarantor (as defined herein), and the Holders
(as defined herein), from time to time, of undivided beneficial interests in the
Trust (as defined herein) to be issued pursuant to this Trust Agreement;

     WHEREAS, certain of the Trustees and the Sponsor established ABN AMRO
CAPITAL FUNDING TRUST VII (the "Trust"), a statutory trust under the Statutory
Trust Act (as defined herein) pursuant to a Trust Agreement dated as of April 1,
2003 (the "Original Trust Agreement") and a Certificate of Trust filed with the
Secretary of State of the State of Delaware on April 1, 2003, for the sole purpose of issuing and selling certain securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in the Company Preferred Securities (as defined herein);

     WHEREAS, as of the date hereof, no interests in the Trust have been issued;
and

     WHEREAS, all of the Trustees and the Sponsor, by this Trust Agreement, wish to amend and restate each and every term and provision of the Original Trust
Agreement.

     NOW, THEREFORE, the parties hereto hereby amend and restate the Original
Trust Agreement in its entirety as follows:

                                   ARTICLE 1
                         INTERPRETATION AND DEFINITIONS

     Section 1.01. Definitions. Unless the context otherwise requires:

     (a) capitalized terms used in this Trust Agreement but not defined in the preamble above have the respective meanings assigned to them in this Section
1.01;

     (b) a term defined anywhere in this Trust Agreement has the same meaning throughout;

     (c) all references to "the Trust Agreement" or "this Trust Agreement" are to this Trust Agreement as modified, supplemented or amended from time to time;

--------------------------------------------------------------------------------

     (d) all references in this Trust Agreement to Articles and Sections and
Annexes and Exhibits are to Articles and Sections of and Annexes and Exhibits to
this Trust Agreement unless otherwise specified;

     (e) a term defined in the Trust Indenture Act has the same meaning when used in this Trust Agreement unless otherwise defined in this Trust Agreement or unless the context otherwise requires; and

     (f) a reference to the singular includes the plural and vice versa.

     "10% in liquidation amount of" means, except as provided in the terms of the Trust Securities or by the Trust Indenture Act, with respect to the Trust
Securities, Holders of outstanding Trust Securities voting together as a single class or, with respect to the Trust Preferred Securities or the Trust Common
Securities, Holders of outstanding Trust Securities of such class voting separately as a class, who are the record owners of 10% or more of the aggregate liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accumulated and unpaid Distributions to the date upon which the voting percentages are determined) of all outstanding
Trust Securities or all outstanding Trust Securities of the relevant class, as the case may be.

     "1940 Act" means the Investment Company Act of 1940, as amended from time to time, or any successor legislation.

     "AANAH" means ABN AMRO North America Holding Company, a wholly-owned indirect subsidiary of ABN AMRO Holding N.V.

     "ABN AMRO Indemnified Person" means (a) any Regular Trustee; (b) any
Affiliate of any Regular Trustee; (c) any officers, directors, shareholders, members, partners, employees, representatives or agents of any Regular Trustee;
or (d) any officer, director, shareholder, member, partner, employee, representative or agent of the Trust or its Affiliates.

     "Additional Amounts" has the meaning set forth in Section 12.04 of this
Trust Agreement.

     "Administrative Action" means any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations).

     "Affiliate" means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person.

                                       2

--------------------------------------------------------------------------------

     "Authorized Officer" of a Person means any Person that is authorized to bind such Person.

     "Bank" means ABN AMRO Bank N.V.

     "Book-Entry Interest" means a beneficial interest in a Global Certificate, ownership and transfers of which shall be maintained and made through book entries by a Clearing Agency as set forth in Section 10.04 of this Trust
Agreement.

     "Business Day" means any day on which commercial and foreign exchange markets settle payments in London, Amsterdam and New York City.

     "Certificate" means a Trust Common Security Certificate or a Trust
Preferred Security Certificate.

     "Clearing Agency" means an organization registered as a "Clearing Agency"
pursuant to Section 17A of the Exchange Act that is acting as depositary for the
Trust Preferred Securities and in whose name or in the name of a nominee of whom shall be registered a Global Certificate and which shall undertake to effect book-entry transfers and pledges of beneficial interests in the Trust Preferred
Securities.

     "Clearing Agency Participant" means a broker, dealer, bank, other financial institution or other Person for whom from time to time the Clearing Agency effects book-entry transfers and pledges of interest in securities deposited with the Clearing Agency.

     "Clearstream" means Clearstream Banking, S.A., formerly known as Cedelbank
S.A., and its successors and assigns.

     "Closing Date" means February 18, 2004.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor legislation.

     "Commission" means the Securities and Exchange Commission.

     "Company" means ABN AMRO Capital Funding LLC VII, a Delaware limited liability company.

     "Company Common Securities" means the "Common Securities" defined in
Section 1.01 of the LLC Agreement.

     "Company Preferred Securities" means the 6.08% Non-cumulative Guaranteed
LLC Preferred Securities issued by the Company.

                                       3

--------------------------------------------------------------------------------

     "Company Preferred Security Beneficial Owner" means, with respect to a
Book-Entry Interest, a Person who is the beneficial owner of such Book-Entry
Interest, as reflected on the books of the Clearing Agency, or on the books of a
Person maintaining an account with such Clearing Agency (directly as a Clearing
Agency Participant or as an indirect participant, in each case in accordance with the rules of such Clearing Agency).

     "Company Enforcement Event" means the non-payment of Dividends on the
Company Preferred Securities for four consecutive Distribution Periods or any six Distribution Periods.

     "Contingent Distribution" means payments received by the Company for the benefit of the holders of Company Preferred Securities under the Contingent
Guarantee.

     "Contingent Guarantee" means the guarantee dated as of February 18, 2004 executed and delivered by ABN AMRO Holding N.V., as guarantor, the Company and
BNY Midwest Trust Company, as trustee.

     "Corporate Trust Office" means the principal corporate trust office of the
Property Trustee at which, at any particular time, its corporate trust business shall be administered, which office at the date hereof is located at 2 North
LaSalle Street, Suite 1020, Chicago, Illinois 60602.

     "Covered Person" means: (a) any officer, director, shareholder, partner, member, representative, employee or agent of (i) the Trust or (ii) the Trust's
Affiliates; and (b) any Holder of Trust Securities.

     "Definitive Trust Preferred Security Certificates" has the meaning set forth in Section 10.04 of this Trust Agreement.

     "Delaware Trustee" has the meaning set forth in Section 6.02 of this Trust
Agreement.

     "Distribution Date" means the last day of each March, June, September and
December of each year.

     "Distribution Period" means each period beginning on the date of original issuance of the Trust Preferred Securities or on a Distribution Date and ending on the day that precedes the next succeeding Distribution Date.

     "Distributions" means cash income distributions with respect to the Trust
Securities.

     "DTC" means The Depository Trust Company, the initial Clearing Agency.

     "Dutch Central Bank" means De Nederlandsche Bank N.V.

                                       4

--------------------------------------------------------------------------------

     "Euroclear" means Euroclear Bank S.A./N.A., as operator of The Euroclear
System, and its successors and assigns.

     "Euronext" means the official Segment of Euronext Amsterdam N.V.'s Stock
Market.

     "Event of Default" has the meaning set forth in Section 2.07 of this Trust
Agreement.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor legislation.

     "Exchange Agreement" means the Capital Securities Exchange Agreement, dated as of February 18, 2004, by and among the Bank, the Guarantor and BNY Midwest
Trust Company, as trustee, for the benefit of the holders from time to time of the Trust Securities.

     "Fiduciary Indemnified Person" has the meaning set forth in Section
11.04(b) of this Trust Agreement.

     "Fiscal Period" means each calendar quarter.

     "Fiscal Year" has the meaning set forth in Section 12.01 of this Trust
Agreement.

     "Global Certificate" has the meaning set forth in Section 10.04 of this
Trust Agreement.

     "Guarantee Independent Director" means the independent director of the
Company elected pursuant to Section 10.04(i)(iii) of the LLC Agreement upon the distribution of the Intercompany Securities to the holder of the Company Common
Securities or upon the non-payment for a day of a claim made under either of the
LLC Securities Guarantee or the Trust Securities Guarantee.

     "Guarantees" means (i) the Trust Securities Guarantee and (ii) the LLC
Securities Guarantee.

     "Guarantor" means ABN AMRO Holding N.V.

     "Guarantor Officers' Certificate" means a certificate signed by any two
Authorized Officers of the Guarantor.

     "Holder" means a Person in whose name a Certificate representing a Trust
Security is registered, such Person being a beneficial owner within the meaning of the Statutory Trust Act.

     "Indemnified Person" means an ABN AMRO Indemnified Person or a Fiduciary
Indemnified Person.

                                       5

--------------------------------------------------------------------------------

     "Initial Delaware Trustee" has the meaning set forth in Section 6.06 of this Trust Agreement.

     "Initial Intercompany Security" means the 6.20% Intercompany Security issued by ABN AMRO Bank N.V.

     "Initial Property Trustee" has the meaning set forth in Section 6.03(e) of this Trust Agreement.

     "Intercompany Securities" means the Initial Intercompany Security and, upon maturity or redemption thereof, any successor intercompany securities that will constitute the assets of the Company.

     "Investment Company" means an investment company as defined in the 1940
Act.

     "Legal Action" has the meaning set forth in Section 3.06(h) of this Trust
Agreement.

     "List of Holders" has the meaning set forth in Section 2.02 of this Trust
Agreement.

     "LLC Agreement" means the Amended and Restated Limited Liability Company
Agreement of ABN AMRO Capital Funding LLC VII dated as of February 18, 2004.

     "LLC Securities Guarantee" means the guarantee agreement dated February 18,
2004 executed and delivered by ABN AMRO Holding N.V., as guarantor, BNY Midwest
Trust Company, as initial purchaser of the Company Preferred Securities in its capacity as property trustee, and BNY Midwest Trust Company, as trustee (the
"LLC Securities Guarantee Trustee"), for the benefit of the holders from time to time of the Company Preferred Securities.

     "Majority in liquidation amount of" means, except as provided in the terms of the Trust Securities or by the Trust Indenture Act, with respect to the Trust
Securities, Holders of outstanding Trust Securities voting together as a single class or, with respect to the Trust Preferred Securities or the Trust Common
Securities, Holders of outstanding Trust Securities of such class, voting separately as a class, who are the record owners of more than 50% of the aggregate liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accumulated and unpaid Distributions to the date upon which the voting percentages are determined) of all outstanding
Trust Securities or all outstanding Trust Securities of the relevant class, as the case may be.

     "Ministerial Action" means, a ministerial action (such as filing a form or making an election or pursuing some other similar reasonable measure) which in

                                       6

--------------------------------------------------------------------------------

the sole judgment of the Guarantor has or will cause no adverse effect on the
Trust, the Company, the Holder of the Trust Common Securities, the Holders or
the Trust Preferred Security Beneficial Owners and will involve no material cost.

     "Non-cumulative Capital Securities" means perpetual non-cumulative capital securities of the Bank, to be issued by the Bank upon the occurrence of a
Regulatory Event.

     "Officer's Certificate" means, with respect to any Person (who is not an individual), a certificate signed by any Authorized Officer of such Person, and, with respect to a natural person, a certificate signed by such person. Any
Officer's Certificate delivered with respect to compliance with a condition or covenant provided for in this Trust Agreement shall include:

     (a) a statement that each officer signing the Officer's Certificate has read the covenant or condition and the definitions relating thereto;

     (b) a brief statement of the nature and scope of the examination or investigation undertaken by each officer in rendering the Officer's Certificate;

     (c) a statement that each such officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     (d) a statement as to whether, in the opinion of each such officer, such condition or covenant has been complied with.

     "Ordinary Shares" means the ordinary shares of the Guarantor, any other shares of the Guarantor's capital stock ranking junior to the Parity Preferred
Shares, if any, and any guarantees of the Guarantor ranking junior to the Parity
Guarantees.

     "Parity Guarantee" means any guarantee issued by the Guarantor of any preferred securities, preferred or preference shares or of any other securities that qualify as Tier 1 capital for the Guarantor, issued by any subsidiary of the Guarantor, if such guarantee ranks pari passu with the Guarantor's obligations under the Guarantees.

     "Parity Preferred Shares" means the most senior ranking preferred or preference shares issued by the Guarantor.

     "Payment Amount" has the meaning set forth in Section 7.01(c) of this Trust
Agreement.

     "Paying Agent" has the meaning set forth in Section 3.08(g) of this Trust
Agreement.

                                       7

--------------------------------------------------------------------------------

     "Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

     "Potential Securityholder" has the meaning set forth in Section 4.03(c) of this Trust Agreement.

     "Property Account" has the meaning set forth in Section 3.08(c) of this
Trust Agreement.

     "Property Trustee" means the Trustee meeting the eligibility requirements set forth in Section 6.03 of this Trust Agreement.

     "Pro Rata" means, in reference to any distributions on or redemptions of
Trust Securities or the distribution of Company Preferred Securities or any other payment with respect to Trust Securities in connection with a Trust
Special Event or liquidation of the Trust, pro rata to each Holder of Trust
Securities according to the aggregate liquidation amount of the Trust Securities held by the relevant Holder in relation to the aggregate liquidation amount of all Trust Securities outstanding.

     "Qualified Subsidiary" means one or more subsidiaries of the Guarantor, the
Bank or AANAH which are deemed to be a "company controlled by the parent company" under Rule 3a-5, as amended, of the 1940 Act.

     "Quorum" means a majority of the Regular Trustees or, if there are only two
Regular Trustees, both of them.

     "Redemption Price" has the meaning set forth in Section 8.03(b) of this
Trust Agreement.

     "Regular Trustee" has the meaning set forth in Section 6.01(b) of this
Trust Agreement.

     "Regulatory Event" means that the Bank shall have been notified in writing by the Dutch Central Bank to the effect that at any Intercompany Securities interest payment date, the Bank's capital adequacy ratio would, after payment of such interest, be less than the minimum capital adequacy requirements as then applied and enforced by the Dutch Central Bank or any other appropriate regulator.

     "Relevant Jurisdiction" has the meaning set forth in Section 12.04 of this
Trust Agreement.

     "Relevant Tax" has the meaning set forth in Section 12.04 of this Trust
Agreement.

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     "Responsible Officer" means, with respect to the Property Trustee, any officer within the Corporate Trust Office of the Property Trustee, including any vice-president, any assistant vice-president, any secretary, any assistant secretary, the treasurer, any assistant treasurer or other officer of the
Corporate Trust Office of the Property Trustee customarily performing functions similar to those performed by any of the above designated officers, who has direct responsibility for the administration of the Trust, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

     "Securities Act" means the Securities Act of 1933, as amended from time to time, or any successor legislation.

     "Services Agreement" means the services agreement, dated as of February 18,
2004 entered into by the Company, the Trust, LaSalle Bank Corporation and the
Guarantor.

     "Special Director" means a director elected to the Board of Directors of the Company (the "Board") by the holders of the Company Preferred Securities pursuant to Section 10.02(i) of the LLC Agreement upon the occurrence of a
Company Enforcement Event.

     "Sponsor" means LaSalle Funding LLC, or any successor entity in a merger, consolidation, amalgamation or by assignment, in its capacity as sponsor of the
Trust.

     "Statutory Trust Act" means Chapter 38 of Title 12 of the Delaware Code, 12
Del. C. Section 3801 et seq., as it may be amended from time to time, or any successor legislation.

     "Substitution Event" has the meaning set forth in Section 3.16 of this
Trust Agreement.

     "Successor Delaware Trustee" has the meaning set forth in Section
6.07(b)(ii) of this Trust Agreement.

     "Successor Entity" has the meaning set forth in Section 3.15(b)(i) of this
Trust Agreement.

     "Successor Property Trustee" has the meaning set forth in Section
6.07(b)(i) of this Trust Agreement.

     "Successor Trust Securities" has the meaning set forth in Section
3.15(b)(i)(B) of this Trust Agreement.

     "Super Majority" has the meaning set forth in Section 2.06(a)(ii) of this
Trust Agreement.

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     "Transaction Documents" means, collectively, the LLC Agreement, the
Underwriting Agreement, the Services Agreement, the Certificates, any document contemplated by this Trust Agreement, any document related to the issuance and listing of the Trust Securities, and any other document related to any of the foregoing.

     "Treasury Regulations" means the income tax regulations, including temporary and proposed regulations, promulgated under the Code by the United
States Treasury Department, as such regulations may be amended from time to time
(including corresponding provisions of succeeding regulations).

     "Trust Common Security" has the meaning set forth in Section 8.01(a)(ii) of this Trust Agreement.

     "Trust Common Security Certificate" means a definitive certificate in fully registered form representing a Trust Common Security substantially in the form of Exhibit A-2.

     "Trust Enforcement Event" means the occurrence, at any time, of (i) the non-payment of Distributions on the Trust Preferred Securities for four consecutive Distribution Periods or any six Distribution Periods, (ii) a default by the Guarantor in respect of any of its obligations under the Trust Securities
Guarantee, (iii) the non-payment of a claim within one day following the making of such claim by either of the Guarantee Trustees or a Holder of the Company
Preferred Securities or the Trust Securities under either of the Guarantees or
(iv) a Company Enforcement Event.

     "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended from time to time, or any successor legislation.

     "Trust Investment Company Event" means that the Guarantor shall have requested and received an opinion of a nationally recognized U.S. law firm experienced in such matters to the effect that there is more than an insubstantial risk that the Trust is or will be considered an "investment company" within the meaning of the 1940 Act as a result of (i) any judicial decision, any pronouncement or interpretation (irrespective of the manner made known), the adoption or amendment of any law, rule or regulation, any notice or announcement (including any notice or announcement of intent to adopt such rule or regulation) by any U.S. legislative body, court, governmental agency or regulatory authority after the date hereof or (ii) any change after the date hereof in the laws of The Netherlands relating to the enforceability of either of the Guarantees thereunder, as confirmed in an opinion of a nationally recognized Dutch law firm experienced in such matters.

     "Trust Liquidation" has the meaning set forth in Section 9.02(a) of this
Trust Agreement.

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     "Trust Liquidation Distribution" has the meaning set forth in Section
9.02(a) of this Trust Agreement.

     "Trust Officers" has the meaning set forth in Section 6.11(c) of this Trust
Agreement.

     "Trust Preferred Security" has the meaning set forth in Section 8.01(a)(i)
of this Trust Agreement.

     "Trust Preferred Security Beneficial Owner" means, with respect to a
Book-Entry Interest, a Person who is the beneficial owner of such Book-Entry
Interest, as reflected on the books of the Clearing Agency, or on the books of a
Person maintaining an account with such Clearing Agency (directly as a Clearing
Agency Participant or as an indirect participant, in each case in accordance with the rules of such Clearing Agency).

     "Trust Preferred Security Certificate" means a certificate representing a
Trust Preferred Security substantially in the form of Exhibit A-1.

     "Trust Securities" has the meaning set forth in Section 8.01(a)(ii)of this
Trust Agreement.

     "Trust Securities Guarantee" means the guarantee dated as of February 18,
2004 executed and delivered by ABN AMRO Holding N.V., as guarantor, the Initial
Holders named therein, and BNY Midwest Trust Company, as trustee (the "Trust
Preferred Guarantee Trustee" and together with the LLC Securities Guarantee
Trustee, the "Guarantee Trustees"), for the benefit of the Holders from time to time of the Trust Securities.

     "Trust Special Event" means a Trust Tax Event or a Trust Investment Company
Event.

     "Trust Tax Event" means the receipt by the Guarantor or any of its
Affiliates of an opinion of a nationally recognized law firm or other tax adviser in the United States or The Netherlands, as appropriate, experienced in such matters, to the effect that, as a result of (i) any amendment to, or clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations promulgated thereunder) of the United
States or The Netherlands or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any Administrative Action or (iii)
any amendment to, clarification of, or change in the official position or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to any Administrative
Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective, or which pronouncement or decision is announced, on or after the

                                       11

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date of issuance of the Trust Securities, there is more than an insubstantial risk that (A) the Trust will be subject to more than a de minimis amount of taxes, duties or other governmental charges, (B) the Guarantor or the Bank is or will be required to pay any Additional Amounts in respect of any taxes, duties or other governmental charges with respect to payments of interest or principal on the Intercompany Securities or with respect to any payments on the Trust
Preferred Securities under the Guarantees or the Contingent Guarantee, or (C)
the Trust is or will be required to pay any Additional Amounts in respect of any taxes, duties or other governmental charges with respect to any Distributions.

     "Trustee" or "Trustees" means each Person who has signed this Trust
Agreement as a trustee, so long as such Person shall continue in office in accordance with the terms hereof, and all other Persons who may from time to time be duly appointed, qualified and serving as Trustees in accordance with the provisions hereof, and references herein to a Trustee or the Trustees shall refer to such Person or Persons solely in their capacity as trustees hereunder.

     "Underwriters" has the meaning given such term in the Underwriting
Agreement.

     "Underwriting Agreement" means the Underwriting Agreement dated as of
February 11, 2004, as amended, by and among the Guarantor, the Bank, AANAH, the
Company, the Trust, LaSalle Funding LLC, LaSalle Bank Corporation and ABN AMRO
Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co.
Incorporated, as representatives of the several underwriters named in Schedule A thereto.

                                   ARTICLE 2
                               TRUST INDENTURE ACT

     Section 2.01. Trust Indenture Act; Application. (a) This Trust Agreement is
subject to the provisions of the Trust Indenture Act that are required to be part of this Trust Agreement and shall, to the extent applicable, be governed by such provisions. A term defined in the Trust Indenture Act has the same meaning when used in this Trust Agreement, unless otherwise defined in this Trust
Agreement or unless the context otherwise requires.

     (b) The Property Trustee shall be the only Trustee which is a trustee for the purposes of the Trust Indenture Act.

     (c) If and to the extent that any provision of this Trust Agreement limits, qualifies or conflicts with the duties imposed by Sections 310 to 317, inclusive, of the Trust Indenture Act, such imposed duties shall control.

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     (d) The application of the Trust Indenture Act to this Trust Agreement shall not affect the nature of the Trust Securities as equity securities representing undivided beneficial interests in the assets of the Trust.

     Section 2.02. Lists of Holders of Trust Securities. (a) If the Trust
Preferred Securities are not held in the form of a Global Certificate registered in the name of Cede & Co. or a nominee of DTC, each of the Sponsor and the Regular Trustees on behalf of the Trust shall provide the Property
Trustee (i) within 14 days after each record date for payment of Distributions, a list, in such form as the Property Trustee may reasonably require, of the names and addresses of the Holders of the Trust Securities ("List of Holders")
as of such record date and (ii) at any other time, within 30 days of receipt by the Trust of a written request for a List of Holders as of a date no more than
14 days before such List of Holders is given to the Property Trustee. The
Property Trustee shall preserve, in as current a form as is reasonably practicable, all information contained in Lists of Holders given to it or which it receives in the capacity as Paying Agent (if acting in such capacity)
provided that the Property Trustee may destroy any List of Holders previously given to it on receipt of a new List of Holders.

     (b) The Property Trustee shall comply with its obligations under Sections
311(a), 311(b) and 312(b) of the Trust Indenture Act.

     Section 2.03. Reports by the Property Trustee. Within 60 days after May 15 of each year, the Property Trustee shall provide to the Holders of the Trust
Securities such reports as are required by Section 313 of the Trust Indenture
Act, if any, in the form and in the manner provided by Section 313 of the Trust
Indenture Act. The Property Trustee shall also comply with the requirements of
Section 313(d) of the Trust Indenture Act.

     Section 2.04. Periodic Reports to Property Trustee. Each of the Guarantor
and the Regular Trustees on behalf of the Trust shall provide to the Property
Trustee such documents, reports and information as required by Section 314 of the Trust Indenture Act (if any) and the compliance certificate required by
Section 314 of the Trust Indenture Act in the form, in the manner and at the times required by Section 314 of the Trust Indenture Act. Delivery of such reports, information and documents to the Property Trustee is for informational purposes only and the Property Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein.

     Section 2.05 Evidence of Compliance with Conditions Precedent. Each of the
Guarantor and the Regular Trustees on behalf of the Trust shall provide to the
Property Trustee such evidence of compliance with any conditions precedent, if any, provided for in this Trust Agreement that relate to any of the matters set forth in Section 314(c) of the Trust Indenture Act. Any certificate or opinion required to be given by an officer pursuant to Section 314(c)(1) may be given in

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the form of an Officer's Certificate or a Guarantor Officers' Certificate, as
applicable.

     Section 2.06 Trust Enforcement Events; Waiver. (a) The Holders of a
Majority in liquidation amount of Trust Preferred Securities may, by vote, on behalf of the Holders of all of the Trust Preferred Securities, waive any past
Trust Enforcement Event in respect of the Trust Preferred Securities and its consequences, provided that, if the underlying event of default or Company
Enforcement Event:

          (i) is not waivable under the Trust Securities Guarantee or the LLC
     Agreement, the Trust Enforcement Event under this Trust Agreement shall also not be waivable; or

          (ii) requires the consent or vote of the Holders of greater than a
     Majority in liquidation amount of the Trust Preferred Securities to be waived under the Trust Securities Guarantee or the consent or vote of the
     Holders of more than 50% of the aggregate liquidation amount of the Company
     Preferred Securities to be waived under the LLC Agreement (a "Super
     Majority"), the Trust Enforcement Event under this Trust Agreement may only be waived by the vote of the Holders of at least the relevant Super
     Majority in liquidation amount of the Trust Preferred Securities.

The foregoing provisions of this Section 2.06 shall be in lieu of Section
316(a)(1)(B) of the Trust Indenture Act and such Section 316(a)(1)(B) of the
Trust Indenture Act is hereby expressly excluded from this Trust Agreement and the Trust Securities, as permitted by the Trust Indenture Act. Upon such waiver, any such default shall cease to exist, and any Trust Enforcement Event with respect to the Trust Preferred Securities arising therefrom shall be deemed to have been cured, for every purpose of this Trust Agreement, but no such waiver shall extend to any subsequent or other default or Trust Enforcement Event with respect to the Trust Preferred Securities or impair any right consequent thereon. Any waiver by the Holders of the Trust Preferred Securities of Trust
Enforcement Events with respect to the Trust Preferred Securities shall also be deemed to constitute a waiver by the Holders of the Trust Common Securities of any such Trust Enforcement Event with respect to the Trust Common Securities for all purposes of this Trust Agreement without any further act, vote, or consent of the Holders of the Trust Common Securities.

     (b) The Holders of a Majority in liquidation amount of the Trust Common
Securities may, by vote, on behalf of the Holders of all of the Trust Common
Securities, waive any past Trust Enforcement Event with respect to the Trust
Common Securities and its consequences, provided that, if the underlying event of default or Company Enforcement Event:

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          (i) is not waivable under the LLC Agreement, except where the Holders of the Trust Common Securities are deemed to have waived such Trust
     Enforcement Event under this Trust Agreement as provided below in this
     Section 2.06(b), the Trust Enforcement Event under this Trust Agreement shall also not be waivable; or

          (ii) requires the consent or vote of the Holders of a Super Majority to be waived, except where the Holders of the Trust Common Securities are deemed to have waived such Trust Enforcement Event under the Trust
     Agreement as provided below in this Section 2.06(b), the Trust Enforcement
     Event under this Trust Agreement may only be waived by the vote of the
     Holders of at least the relevant Super Majority in liquidation amount of the Trust Common Securities;

provided further, that each Holder of Trust Common Securities will be deemed to have waived any such Trust Enforcement Event and all Trust Enforcement Events
with respect to the Trust Common Securities and its consequences until all Trust
Enforcement Events with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated, and until such Trust Enforcement Events have been so cured, waived or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the Holders of the Trust Preferred
Securities and only the Holders of the Trust Preferred Securities will have the right to direct the Property Trustee in accordance with the terms of the Trust
Securities. The foregoing provisions of this Section 2.06(b) shall be in lieu of
Sections 316(a)(1)(A) and 316(a)(1)(B) of the Trust Indenture Act, and such
Sections 316(a)(1)(A) and 316(a)(1)(B) of the Trust Indenture Act are hereby expressly excluded from this Trust Agreement and the Trust Securities, as permitted by the Trust Indenture Act. Subject to the foregoing provisions of this Section 2.06(b), upon such waiver, any such default shall cease to exist and any Trust Enforcement Event with respect to the Trust Common Securities arising therefrom shall be deemed to have been cured for every purpose of this
Trust Agreement, but no such waiver shall extend to any subsequent or other default or Trust Enforcement Event with respect to the Trust Common Securities or impair any right consequent thereon.

     (c) A waiver of Company Enforcement Events under the LLC Agreement by the
Property Trustee at the direction of the Holders of the Trust Securities constitutes a waiver of the corresponding Trust Enforcement Event under this
Trust Agreement. The foregoing provisions of this Section 2.06(c) shall be in lieu of Section 316(a)(1)(B) of the Trust Indenture Act and such Section
316(a)(1)(B) of the Trust Indenture Act is hereby expressly excluded from this
Trust Agreement and the Trust Securities, as permitted by the Trust Indenture
Act.

     Section 2.07. Trust Enforcement Event; Notice. The Property Trustee shall, within 90 days after the occurrence of a Trust Enforcement Event, transmit by mail, first class postage prepaid, to the Holders of the Trust Securities, notices

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of all Events of Default with respect to the Trust Securities actually known to a Responsible Officer of the Property Trustee, unless such Events of Default have been cured before the giving of such notice (the term "Events of Default"
for the purposes of this Section 2.07 being hereby defined to be defaults as defined in the Trust Securities Guarantee and the LLC Agreement, not including any periods of grace provided for therein and irrespective of the giving of any notice provided therein); provided that, the Property Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the
Property Trustee in good faith determines that the withholding of such notice is in the interests of the Holders of the Trust Securities.

                                   ARTICLE 3
                                  ORGANIZATION

     Section 3.01. Name. The Trust is named "ABN AMRO Capital Funding Trust
VII", as such name may be modified from time to time by the Regular Trustees following written notice to the Holders. The Trust's activities may be conducted under the name of the Trust or any other name deemed advisable by the Regular
Trustees.

     Section 3.02. Office. The address of the principal office of the Trust is
c/o ABN AMRO North America Holding Company, 135 South LaSalle Street, Chicago,
Illinois 60603. On ten Business Days' written notice to the Holders, the Regular
Trustees may designate another principal office.

     Section 3.03. Purpose. The exclusive purposes and functions of the Trust are, and the Trust has the power and authority to, (a) issue and sell Trust
Securities representing undivided beneficial interests in the assets of the
Trust and to use the proceeds from such sale to acquire the Company Preferred
Securities, (b) enter into and perform its duties under the Transaction
Documents to which it is a party and (c) except as otherwise limited herein, to engage in only those other activities necessary, or incidental thereto, in all events without causing the Trust to be classified as other than a grantor trust for United States federal income tax purposes. The Trustees are each hereby appointed as trustees of the Trust, to have all the rights, powers and duties set forth herein and in the Statutory Trust Act, and the Trustees hereby accept such appointment. It is the intention of the parties hereto to continue the
Trust as a statutory trust under the Statutory Trust Act and that this Trust
Agreement constitutes the governing instrument of such statutory trust. The
Trustees declare that all assets contributed to the Trust will be held in trust for the benefit of the Holders, from time to time, of the securities representing undivided beneficial interests in the assets of the Trust issued hereunder, subject to the provisions of this Trust Agreement.

     Section 3.04. Authority. Subject to the limitations provided in this Trust
Agreement and to the specific duties of the Property Trustee, the Regular
Trustees shall have exclusive and complete authority to carry out the purposes of the Trust.

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An action taken by the Regular Trustees in accordance with their powers shall constitute the act of and serve to bind the Trust and an action taken by the
Property Trustee on behalf of the Trust in accordance with its powers shall constitute the act of and serve to bind the Trust. In dealing with the Trustees acting on behalf of the Trust, no person shall be required to inquire into the authority of the Trustees to bind the Trust. Persons dealing with the Trust are entitled to rely conclusively on the power and authority of the Trustees as set forth in this Trust Agreement.

     Section 3.05. Title to Property of the Trust. Except as provided in Section
3.08 with respect to the Company Preferred Securities, the Contingent
Distribution and the Property Account or as otherwise provided in this Trust
Agreement, legal title to all assets of the Trust shall be vested in the Trust.
The Holders shall not have legal title to any part of the assets of the Trust, but shall have an undivided beneficial interest in the assets of the Trust.

     Section 3.06. Powers and Duties of the Regular Trustees. The Regular
Trustees shall have the exclusive power, duty and authority to cause the Trust to engage in the following activities:

          (a) To issue and sell the Trust Preferred Securities and the Trust
     Common Securities in accordance with this Trust Agreement; provided, however, that the Trust may issue no more than one series of Trust
     Preferred Securities and no more than one series of Trust Common
     Securities, and, provided further, that there shall be no interests in the
     Trust other than the Trust Securities, and the issuance of Trust Securities shall be limited to a one-time, simultaneous issuance of both Trust
     Preferred Securities and Trust Common Securities on the Closing Date;
     provided that the Trust may issue Trust Preferred Securities at one or more closings pursuant to the over-allotment option granted to the Underwriters;

          (b) In connection with the issue and sale of the Trust Preferred
     Securities, at the direction of the Guarantor, to:

               (i) execute and file with the Commission any post-effective amendments or supplements to the registration statement No. 333-104778 on Form F-3;

               (ii) execute and file any documents prepared by the Guarantor, or take any acts as determined by the Guarantor to be necessary in order to qualify or register all or part of the Trust Preferred Securities in any State in which the Guarantor has determined to qualify or register such Trust Preferred Securities for sale;

               (iii) execute and file applications, prepared by the Guarantor, to the New York Stock Exchange and Euronext for listing upon notice of issuance of any Trust Preferred Securities;

                                       17

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               (iv) execute and file with the Commission a registration
          statement on Form 8-A, including any amendments thereto, prepared by the Guarantor, relating to the registration of the Trust Preferred
          Securities under Section 12(b) of the Exchange Act; and

               (v) execute and enter into the Underwriting Agreement providing for the sale of the Trust Preferred Securities and the other
          Transaction Documents to which the Trust is a party and perform the duties and obligations of the Trust thereunder;

     (c) To acquire the Company Preferred Securities with the proceeds of the sale of the Trust Preferred Securities and the Trust Common Securities;
provided, however, that the Regular Trustees shall cause legal title to the
Company Preferred Securities to be held of record in the name of the Property
Trustee for the benefit of the Holders;

     (d) To give the Guarantor and the Property Trustee prompt written notice of the occurrence of a Trust Special Event; provided that the Regular Trustees shall consult with the Guarantor and the Property Trustee before taking or refraining from taking any Ministerial Action in relation to a Trust Special
Event;

     (e) To establish a record date with respect to all actions to be taken hereunder that require a record date to be established, including and with respect to, for the purposes of Section 316(c) of the Trust Indenture Act,
Distributions, voting rights, redemptions and exchanges, and to issue relevant notices to the Holders of Trust Preferred Securities and the Holders of the
Trust Common Securities as to such actions and applicable record dates;

     (f) To give prompt written notice to the Holders of any notice received from the Company of the Company's election not to make a current, quarterly dividend on the Company Preferred Securities under the LLC Agreement;

     (g) To take all actions and perform such duties as may be required of the
Regular Trustees pursuant to the terms of the Trust Securities;

     (h) To bring or defend, pay, collect, compromise, arbitrate, resort to legal action, or otherwise adjust claims or demands of or against the Trust
("Legal Action"), unless pursuant to Section 3.08(f), the Property Trustee has the exclusive power to bring such Legal Action;

     (i) To employ or otherwise engage employees and agents (who may be designated as officers with titles) and managers, contractors, advisors, and consultants and pay reasonable compensation for such services;

     (j) To cause the Trust to comply with the Trust's obligations under the
Trust Indenture Act, subject to the terms and provisions hereof;

                                       18

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     (k) To give the certificate required by Section 314(a)(4) of the Trust
Indenture Act to the Property Trustee, which certificate may be executed by any
Regular Trustee;

     (l) To incur expenses that are necessary or incidental to carrying out any of the purposes of the Trust;

     (m) To act as, or appoint another Person to act as, registrar and transfer agent for the Trust Securities;

     (n) To execute all documents or instruments, perform all duties and powers, and do all things for and on behalf of the Trust in all matters necessary or incidental to the foregoing;

     (o) To take all action that may be necessary or appropriate for the preservation and the continuation of the Trust's valid existence, rights, franchises and privileges as a statutory trust under the laws of the State of
Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Holders of the Trust Preferred Securities or to enable the Trust to effect the purposes for which the Trust was created;

     (p) To take all actions necessary in connection with a Substitution Event under Section 3.16;

     (q) To take any action, or to take no action, not inconsistent with this
Trust Agreement or with applicable law, that the Regular Trustees determine in their discretion to be necessary or desirable in carrying out the activities of the Trust as set out in this Section 3.06; and

     (r) To take all action necessary to cause all applicable tax returns and tax information reports that are required to be filed with respect to the Trust to be duly prepared and filed by the Regular Trustees, on behalf of the Trust.

     The Regular Trustees must exercise the powers set forth in this Section
3.06 in a manner that is consistent with the purposes and functions of the Trust set out in Section 3.03, and the Regular Trustees shall not take any action that is inconsistent with the purposes and functions of the Trust set forth in
Section 3.03.

     Subject to this Section 3.06, the Regular Trustees shall have none of the powers or the authority of the Property Trustee set forth in Section 3.08.

     Any expenses incurred by the Regular Trustees pursuant to this Section 3.06 shall be reimbursed by LaSalle Bank Corporation pursuant to the Services
Agreement.

     Section 3.07. Prohibition of Actions by the Trust and the Trustees. The
Trust shall not, and the Trustees (including the Property Trustee) shall use commercially reasonable efforts to cause the Trust not to, engage in any activity

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other than as required or authorized by this Trust Agreement. In particular, the
Trust shall not and the Trustees (including the Property Trustee) shall use commercially reasonable efforts to cause the Trust not to:

     (a) invest any proceeds received by the Trust from holding the Company
Preferred Securities, but shall distribute all such proceeds to Holders of Trust
Securities pursuant to the terms of this Trust Agreement and of the Trust
Securities;

     (b) acquire any assets other than as expressly provided herein;

     (c) possess Trust property for other than a Trust purpose;

     (d) make any loans or incur any indebtedness or acquire any securities other than the Company Preferred Securities;

     (e) possess any power or otherwise act in such a way as to vary the Trust assets or the terms of the Trust Securities in any way whatsoever, except as otherwise specifically provided herein;

     (f) issue any securities or other evidences of beneficial ownership of, or beneficial interest in, the Trust other than the Trust Securities;

     (g) other than as set forth herein, consent to any amendment, modification or termination of the LLC Agreement or the Company Preferred Securities where such consent shall be required; and

     (h) other than in connection with the liquidation of the Trust pursuant to a Trust Special Event, a Substitution Event or upon redemption of all the Trust
Securities, file a certificate of cancellation of the Trust.

     Section 3.08. Powers and Duties of the Property Trustee. (a) The legal title to the Company Preferred Securities shall be owned by and held of record in the name of the Property Trustee in trust for the benefit of the Holders of the Trust Securities in accordance with this Trust Agreement. The right, title and interest of the Property Trustee to the Company Preferred Securities shall vest automatically in each Person who may hereafter be appointed as Property
Trustee in accordance with Section 6.07. Such vesting and cessation of title shall be effective whether or not conveyancing documents with regard to the
Company Preferred Securities have been executed and delivered.

     (b) The Property Trustee shall not transfer its right, title and interest in the Company Preferred Securities to the Regular Trustees or to the Delaware
Trustee (if the Property Trustee does not also act as Delaware Trustee).

     (c) The Property Trustee shall:

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          (i) establish and maintain a segregated non-interest bearing trust account (the "Property Account") in the name of and under the exclusive control of the Property Trustee on behalf of the Holders and, upon the receipt of payments of funds made in respect of the Company Preferred
     Securities held by the Property Trustee (which payments shall include, but not be limited to, dividends made pursuant to the LLC Securities Guarantee and the Contingent Guarantee), deposit such funds into the Property Account and make payments to the Holders from the Property Account in accordance with Section 7.01. Funds in the Property Account shall be held uninvested until disbursed in accordance with this Trust Agreement. The Property
     Account shall be an account that is maintained with a banking institution authorized to exercise corporate trust powers and having a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal or state authority;

          (ii) engage in such ministerial activities as shall be necessary or appropriate to effect the redemption of the Trust Preferred Securities and the Trust Common Securities to the extent the Company Preferred Securities are redeemed; and

          (iii) upon written notice of distribution issued by the Regular
     Trustees in accordance with the terms of the Trust Securities, engage in such ministerial activities as shall be necessary or appropriate to effect the distribution of the Company Preferred Securities to Holders upon the occurrence of a Trust Special Event.

     (d) The Property Trustee shall take all actions and perform all such duties as may be specifically required of the Property Trustee pursuant to the terms of the Trust Securities.

     (e) The Property Trustee may take any Legal Action which arises out of or in connection with (i) a Trust Enforcement Event of which a Responsible Officer of the Property Trustee has actual knowledge or (ii) the Property Trustee's duties and obligations under this Trust Agreement or the Trust Indenture Act.

     (f) For so long as the Property Trustee is the holder of record of the
Company Preferred Securities, the Property Trustee shall have the legal power to exercise all of the rights, powers and privileges of a holder of record of
Company Preferred Securities and, if a Trust Enforcement Event occurs and is continuing, the Property Trustee shall, for the benefit of Holders, enforce its rights as holder of record of the Company Preferred Securities, subject to the rights of the Holders pursuant to the terms of such Trust Securities including
(i) the right to vote, as directed by a Majority in liquidation amount of the
Trust Preferred Securities, for the election of two Special Directors to the
Board (to the extent that such Trust Enforcement Event results from a Company
Enforcement Event), (ii) the rights of the Holders of the Company Preferred
Securities under the Company Preferred

                                       21

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Securities Guarantee as it relates thereto, (iii) the rights of the holders of record of the Company Preferred Securities to receive Dividends (only if and to the extent declared by the Company or deemed to have been declared under the
Company Securities Guarantee) on the Company Preferred Securities, (iv) in the
case of the distribution of the Intercompany Securities to the holder of the
Company Common Securities or a Trust Enforcement Event set forth in clause (iii)
of the definition of "Trust Enforcement Event" in Section 1.01 hereof, the right to vote, as directed by a Majority in liquidation amount of the Trust Preferred
Securities, for the election of the Guarantee Independent Director and (v) the right of the holder of record of the Company Preferred Securities to receive the
Contingent Distribution, if any.

     (g) The Property Trustee may authorize one or more Persons to pay
Distributions, redemption payments or liquidation payments on behalf of the
Trust (each, a "Paying Agent") with respect to all Trust Securities and any such
Paying Agent shall comply with Section 317(b) of the Trust Indenture Act. Any
Paying Agent may be removed by the Property Trustee at any time and one or more successor Paying Agents or additional Paying Agents may be appointed at any time by the Property Trustee.

     (h) The Property Trustee shall continue to serve as a Trustee until either:

          (i) the Trust has been completely liquidated and the proceeds of the liquidation distributed to the Holders pursuant to the terms of the Trust
     Securities; or

          (ii) a Successor Property Trustee has been appointed and has accepted that appointment in accordance with Section 6.07.

     Subject to this Section 3.08, the Property Trustee shall have none of the duties, liabilities, powers or authority of the Regular Trustees set forth in
Section 3.06.

     The Property Trustee must exercise the powers set forth in this Section
3.08 in a manner that is consistent with the purposes and functions of the Trust set out in Section 3.03, and the Property Trustee shall not take any action that is inconsistent with the purposes and functions of the Trust set out in Section
3.03.

     Section 3.09. Certain Duties and Responsibilities of the Property Trustee.
(a) The Property Trustee, before the occurrence of any Trust Enforcement Event and after the curing or waiver of all Trust Enforcement Events that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Trust Agreement and no implied covenants shall be read into this
Trust Agreement against the Property Trustee. In case a Trust Enforcement Event has occurred (that has not been cured or waived pursuant to Section 2.06) of which a Responsible Officer of the Property Trustee has actual knowledge, the
Property

                                       22

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Trustee shall exercise such of the rights and powers vested in it by this Trust
Agreement, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

     (b) No provision of this Trust Agreement shall be construed to relieve the
Property Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

          (i) prior to the occurrence of a Trust Enforcement Event and after the curing or waiving of all such Trust Enforcement Events that may have occurred:

               (A) the duties and obligations of the Property Trustee shall be determined solely by the express provisions of this Trust Agreement and the Property Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Trust Agreement, and no implied covenants or obligations shall be read into this Trust Agreement against the Property Trustee;
          and

               (B) in the absence of bad faith on the part of the Property
          Trustee, the Property Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Property
          Trustee and conforming to the requirements of this Trust Agreement;
          but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the
          Property Trustee, the Property Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Trust Agreement, but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein;

          (ii) the Property Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Property
     Trustee, unless it shall be proved that the Property Trustee was negligent in ascertaining the pertinent facts;

          (iii) subject to the requirement of the Property Trustee receiving a tax opinion as set forth in Section 8.05(d) or (f), as the case may be, the
     Property Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a Majority in liquidation amount of the Trust
     Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or exercising

                                       23
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     any trust or power conferred upon the Property Trustee under this Trust
     Agreement;

          (iv) no provision of this Trust Agreement shall require the Property
     Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of this Trust Agreement or indemnity reasonably satisfactory to the Property Trustee against such expense, risk or liability is not reasonably assured to it;

          (v) the Property Trustee's sole duty with respect to the custody, safe keeping and physical preservation of the Company Preferred Securities and the Property Account shall be to deal with such property in a similar manner as the Property Trustee deals with similar property for its own account, subject to the protections and limitations on liability afforded to the Property Trustee under this Trust Agreement and the Trust Indenture
     Act;

          (vi) the Property Trustee shall have no duty or liability for or with respect to the value, genuineness, existence or sufficiency of the Company
     Preferred Securities or the payment of any taxes or assessments levied thereon or in connection therewith;

          (vii) money held by the Property Trustee need not be segregated from other funds held by it except in relation to the Property Account maintained by the Property Trustee pursuant to Section 3.08(c)(i) and except to the extent otherwise required by law; and

          (viii) the Property Trustee shall not be responsible for monitoring the compliance by the Regular Trustees, the Guarantor or the Sponsor with their respective duties under this Trust Agreement, nor shall the Property
     Trustee be liable for any default or misconduct of the Regular Trustees, the Guarantor or the Sponsor.

     Section 3.10. Certain Rights of Property Trustee. (a) Subject to the
provisions of Section 3.09:

          (i) the Property Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed, sent or presented by the proper party or parties;

                                       24

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          (ii) any direction or act of the Sponsor, the Guarantor or the Regular
     Trustees acting on behalf of the Trust contemplated by this Trust Agreement shall be sufficiently evidenced by an Officer's Certificate or a Guarantor
     Officers' Certificate, as applicable;

          (iii) whenever in the administration of this Trust Agreement, the
     Property Trustee shall deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the
     Property Trustee (unless other evidence is herein specifically prescribed)
     may, in the absence of bad faith on its part, request and conclusively rely upon an Officer's Certificate or a Guarantor Officers' Certificate which, upon receipt of such request, shall be promptly delivered by the Sponsor, the Guarantor or the Regular Trustees;

          (iv) the Property Trustee shall have no duty to see to any recording, filing or registration of any instrument (including any financing or continuation statement or any filing under tax or securities laws) or any rerecording, refiling or reregistration thereof;

          (v) the Property Trustee may, at the expense of AANAH, consult with counsel or other experts of its own selection and the advice or opinion of such counsel or experts with respect to legal matters or advice within the scope of such counsel or experts' area of expertise shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion; such counsel may be counsel to AANAH or any of its
     Affiliates, and may include any of its employees. The Property Trustee shall have the right at any time to seek instructions concerning the administration of this Trust Agreement from any court of competent jurisdiction;

          (vi) the Property Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Trust Agreement at the request or direction of any Holder, unless (a) such Holder shall have provided to the Property Trustee security and indemnity, reasonably satisfactory to the
     Property Trustee, against the fees, charges, costs, expenses (including attorneys' fees and expenses and the expenses of the Property Trustee's agents, nominees or custodians) and liabilities that might be incurred by it in complying with such request or direction, including such reasonable advances as may be requested by the Property Trustee and (b) the Property
     Trustee has been provided with the legal opinions, if any, required by
     Section 8.05(d) or (f), as the case may be, of this Agreement; provided, that, nothing contained in this Section 3.10(a)(vi) shall be taken to relieve the Property Trustee, upon the occurrence of a Trust Enforcement
     Event, of its obligation to exercise the rights and powers vested in it by this Trust Agreement;

                                       25

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          (vii) the Property Trustee shall not be bound to make any
     investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Property Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, but shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

          (viii) the Property Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, custodians, nominees or attorneys and the Property Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

          (ix) any action taken by the Property Trustee or its agents hereunder shall bind the Trust and the Holders, and the signature of the Property
     Trustee or its agents alone shall be sufficient and effective to perform any such action and no third party shall be required to inquire as to the authority of the Property Trustee to so act or as to its compliance with any of the terms and provisions of this Trust Agreement, both of which shall be conclusively evidenced by the Property Trustee's or its agent's taking such action;

          (x) whenever in the administration of this Trust Agreement the
     Property Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the Property Trustee (i) may request instructions from the
     Holders which instructions may only be given by the Holders of the same proportion in liquidation amount of the Trust Securities as would be entitled to direct the Property Trustee under the terms of the Trust
     Securities in respect of such remedy, right or action, (ii) may refrain from enforcing such remedy or right or taking such other action until such instructions are received and (iii) shall be protected in conclusively relying on or acting in accordance with such instructions; provided, however, that the Property Trustee shall not be required to take any action unless it shall have obtained such legal opinions, if any, required by
     Section 8.05(d) or (f), as the case may be, of this Trust Agreement;

          (xi) except as otherwise expressly provided by this Trust Agreement, the Property Trustee shall not be under any obligation to take any action that is discretionary under the provisions of this Trust Agreement;

          (xii) the Property Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed

                                       26

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     by it to be authorized or within the discretion or rights or powers conferred upon it by this Trust Agreement;

          (xiii) the Property Trustee shall not be deemed to have notice of any default or Event of Default unless a Responsible Officer of the Property
     Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default or Event of Default is received by the
     Property Trustee at the Corporate Trust Office of the Property Trustee, and
     such notice references the Trust Preferred Securities and this Trust
     Agreement; and

          (xiv) in the event that direction from the Regular Trustees is required hereunder, the Property Trustee, at its option, may make application to the Regular Trustee for written instructions and any such application shall set forth in writing any action proposed to be taken or omitted by the Property Trustee under this Trust Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Property Trustee shall not be liable for any action taken by, or omission of, the Property Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any Regular Trustee actually receives such application, unless any such Regular Trustee shall have consented in writing to any earlier date)
     unless prior to taking any such action (or the effective date in the case of an omission), the Property Trustee shall have received written instructions in response to such application providing the directions required to be given hereunder.

          In the event that the Property Trustee is also acting as
     authenticating agent, Paying Agent, transfer agent and security registrar, the rights, privileges, immunities, benefits and protections afforded to the Property Trustee pursuant to this Article 3 shall also be afforded to such authenticating agent, Paying Agent, transfer agent and security registrar and to each agent, custodian and other Person employed to act hereunder.

     (b) No provision of this Trust Agreement shall be deemed to impose any duty or obligation on the Property Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it, in any jurisdiction in which it shall be illegal, or in which the Property Trustee shall be unqualified or incompetent in accordance with applicable law, to perform any such act or acts, or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Property Trustee shall be construed to be a duty.

     Section 3.11. Delaware Trustee. Notwithstanding any provision of this Trust
Agreement other than this Section 3.11 and Section 6.02, the Delaware Trustee shall not be entitled to exercise any powers, nor shall the Delaware

                                       27

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Trustee have any of the duties and responsibilities of the Regular Trustees or the Property Trustee described in this Trust Agreement. Except as set forth in this Section 3.11 and in Section 6.02, the Delaware Trustee shall be a Trustee for the sole and limited purpose of fulfilling the requirements of Section 3807 of the Statutory Trust Act. In no event shall the Property Trustee or the
Delaware Trustee be liable for any act or omission of any of the Regular
Trustees hereunder.

     Section 3.12. Execution of Documents. Unless otherwise determined by the
Regular Trustees, and except as otherwise required by the Statutory Trust Act, any Regular Trustee is authorized to execute on behalf of the Trust any documents that the Regular Trustees have the power and authority to cause the
Trust to execute pursuant to Section 3.06.

     Section 3.13. Not Responsible for Recitals or Issuance of Trust
Securities. The recitals contained in this Trust Agreement and the Trust
Securities shall be taken as the statements of the Sponsor and the Guarantor, and the Trustees do not assume any responsibility for their correctness. The
Trustees make no representations as to the value or condition of the property of the Trust or any part thereof. The Trustees make no representations as to the validity or sufficiency of this Trust Agreement or the Trust Securities.

     Section 3.14. Duration of Trust. The Trust, unless terminated pursuant to the provisions of Article 9 hereof, shall have perpetual existence.

     Section 3.15. Mergers. (a) The Trust may not consolidate, convert, amalgamate, or merge with or into, be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any corporation or other body, except as described in Section 3.15(b) and (c).

     (b) The Trust may, with the consent of a majority of the Regular Trustees and without the consent of the Holders, the Delaware Trustee or the Property
Trustee, consolidate, amalgamate, or merge with or into, or be replaced by, a trust organized as such under the laws of any State of the United States;
provided that:

          (i) if the Trust is not the survivor, such successor entity (the
     "Successor Entity") either:

               (A) expressly assumes all of the obligations of the Trust under the Trust Securities; or

               (B) substitutes for the Trust Preferred Securities other
          securities having substantially the same terms as the Trust Preferred
          Securities (the "Successor Trust Preferred Securities") so long as the
          Successor Trust Preferred Securities rank the same as the Trust
          Preferred Securities rank with respect

                                       28

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          to Distributions, assets and payments upon liquidation, redemption and otherwise;

          (ii) the Company expressly acknowledges a trustee of the Successor
     Entity that possesses the same powers and duties as the Property Trustee as the record holder of the Company Preferred Securities;

          (iii) the Trust Preferred Securities or any Successor Trust Preferred
     Securities are listed, or any Successor Trust Preferred Securities will be listed upon notification of issuance, on any national securities exchange or with another organization on which the Trust Preferred Securities are then listed or quoted;

          (iv) such merger, consolidation, amalgamation or replacement does not cause the Trust Preferred Securities (including any Successor Trust
     Preferred Securities) to be downgraded by any nationally recognized statistical rating organization;

          (v) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the Holders of the Trust Preferred Securities (including any Successor Trust Preferred
     Securities) in any material respect;

          (vi) such Successor Entity has a purpose substantially identical to that of the Trust;

          (vii) the Guarantor guarantees the obligations of such Successor
     Entity under the Successor Trust Securities to the same extent as provided by the Trust Securities Guarantee; and

          (viii) prior to such merger, consolidation, amalgamation or replacement, the Guarantor has received an opinion of a nationally recognized law firm experienced in such matters (which may be counsel to the Guarantor) to the effect that:

               (A) such merger, consolidation, amalgamation or replacement will not adversely affect the rights, preferences and privileges of the
          Holders of the Trust Preferred Securities (including any Successor
          Trust Preferred Securities) in any material respect;

               (B) following such merger, consolidation, amalgamation or
          replacement, neither the Trust nor the Successor Entity will be required to register as an Investment Company under the 1940 Act;

                                       29

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               (C) following such merger, consolidation, amalgamation or
          replacement, the Trust (or the Successor Entity) will be classified as a grantor trust for United States federal income tax purposes; and

               (D) following such merger, consolidation, amalgamation or
          replacement, the Company will not be classified as an association or a publicly traded partnership taxable as a corporation for United States federal income tax purposes.

     (c) Notwithstanding Section 3.15(b), the Trust shall not, except with the unanimous consent of the Holders of the Trust Preferred Securities, consolidate, amalgamate, or merge with or into, or be replaced by, any other entity or permit any other entity to consolidate, amalgamate, or merge with or into, or replace it, if such consolidation, amalgamation, merger or replacement would cause the
Trust or such Successor Entity not to be classified as a grantor trust for
United States federal income tax purposes.

     Section 3.16. Substitution Event. If a Regulatory Event occurs, the Company
Preferred Securities shall be exchanged for Non-cumulative Capital Securities as provided in Section 10.03 of the LLC Agreement (a "Substitution Event"). Upon
the occurrence of a Substitution Event:

          (i) the Trust will, contemporaneously with the exchange of the Company
     Preferred Securities for Non-cumulative Capital Securities, procure the delivery directly to each Holder of the Trust Preferred Securities of those
     Non-cumulative Capital Securities for which corresponding amounts of the
     Company Preferred Securities are exchanged;

          (ii) following the exchange of the Company Preferred Securities for
     Non-cumulative Capital Securities, as provided above and in Section 10.03 of the LLC Agreement, the Regular Trustees shall dissolve the Trust pursuant to Section 9.01 of this Agreement; and

          (iii) each relevant Holder of the Trust Preferred Securities will be obliged to pay any taxes arising by reference to any disposal or deemed disposal of a Company Preferred Security or a Trust Preferred Security in
     connection with such exchange.

                                   ARTICLE 4
                                   GUARANTOR

     Section 4.01. Responsibilities of the Guarantor. In connection with the issue and sale of the Trust Preferred Securities, the Guarantor shall have the exclusive right and responsibility to engage in the following activities:

                                       30

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     (a) To prepare for filing by the Trust with the Commission any post-effective amendments or supplements to the registration statement No.
333-104778 on Form F-3;

     (b) To determine the states in which to take appropriate action to qualify or register for sale all or part of the Trust Preferred Securities and to do any and all such acts, other than actions which must be taken by the Trust, and advise the Trust of actions it must take, and prepare for execution and filing any documents to be executed and filed by the Trust, as the Guarantor deems necessary or advisable in order to comply with the applicable laws of any such states;

     (c) To prepare for filing by the Trust applications to the New York Stock
Exchange and Euronext for listing upon notice of issuance of any Trust Preferred
Securities;

     (d) To prepare for filing by the Trust with the Commission a registration statement on Form 8-A relating to the registration of the Trust Preferred
Securities under Section 12(b) of the Exchange Act, including any amendments thereto; and

     (e) To negotiate the terms of the Underwriting Agreement providing for the sale of the Trust Preferred Securities.

     Section 4.02. Indemnification and Expenses of the Trustee. The Guarantor
agrees to indemnify the Property Trustee and the Delaware Trustee, any predecessor Property Trustee and predecessor Delaware Trustee, and their respective officers, directors, employees and agents for, and to hold each of them harmless against, any and all loss, liability, claim, damage or expense
(including taxes other than taxes based on the income of the Property Trustee or the Delaware Trustee) incurred without negligence or willful misconduct on the part of the Property Trustee or the Delaware Trustee, as the case may be, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending either of them against any claim or liability in connection with the exercise or performance of any of their respective powers or duties hereunder. The provisions of this Section 4.02 shall survive the resignation or removal of the
Delaware Trustee or the Property Trustee or the termination of this Trust
Agreement.

     Section 4.03. Covenants of the Guarantor. (a) The Guarantor, for so long as any Trust Securities or Company Preferred Securities remain outstanding, shall not issue any preferred or preference shares or any other securities that qualify as Tier 1 capital for the Guarantor ranking senior in liquidation to its obligations under the Guarantees or the Contingent Guarantee, or give any guarantee in respect of any preferred securities, preferred or preference shares or any other securities that qualify as Tier 1 capital for the Guarantor issued by any of its subsidiaries if such guarantee would rank senior to the Guarantees or the Contingent Guarantee, unless the Guarantees and the Contingent Guarantee are amended to give the Holders and the holders of the Company Preferred
Securities

                                       32

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such rights and entitlements as are contained in or attached to such other guarantee so that the Guarantees and the Contingent Guarantee rank pari passu with such guarantee and pari passu on liquidation with any declared distribution or declared liquidation payments of such preferred or preference shares.

     (b) The Guarantor shall pay all amounts required to be paid pursuant to the
Guarantees and the Contingent Guarantee in respect of any Distributions on the
Trust Preferred Securities and dividends on the Company Preferred Securities, payable in respect of the most recent Distribution Period prior to any dividend or other payment (except dividends in the form of the Ordinary Shares) upon the
Ordinary Shares (whether issued directly or by a subsidiary of the Guarantor and entitled to the benefits of a guarantee ranking junior to the Guarantees and the
Contingent Guarantee).

     (c) The Guarantor, for so long as any Trust Securities or Company Preferred
Securities remain outstanding, shall maintain, or shall cause the Bank, AANAH or any one or more Qualified Subsidiaries (each, a "Potential Securityholder") to maintain, 100% ownership of the Company Common Securities and the Trust Common
Securities. The Guarantor may permit the transfer of the Company Common
Securities from one Potential Securityholder to another Potential
Securityholder, provided that prior to such transfer it has received an opinion of a nationally recognized law firm experienced in such matters to the effect that (A) the Company will continue to be treated as a partnership for United
States federal income tax purposes, and such transfer will not cause the Company to be classified as an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes, (B) such transfer will not cause the Company or the Trust to be required to register under the
1940 Act and (C) such transfer will not adversely affect the limited liability of the Holders of the Company Preferred Securities.

     (d) The Guarantor, for so long as any Trust Securities or Company Preferred
Securities remain outstanding, (i) shall cause the Company to remain a limited liability company, (ii) shall use its commercially reasonable efforts to ensure that the Company will not be an association or a publicly traded partnership taxable as a corporation for United States federal income tax purposes, (iii)
shall cause the Trust to remain a statutory trust and not to voluntarily dissolve, wind up, liquidate or be terminated, except as permitted by the Trust
Agreement, and (iv) shall use its commercially reasonable efforts to ensure that the Trust will not be classified as other than a grantor trust for United States federal income tax purposes.

     (e) The Guarantor, for so long as any of the Trust Securities are outstanding, shall not permit, or take any action to cause, the dissolution, liquidation, termination or winding up of the Trust, unless a Trust Special
Event occurs or the Guarantor is itself in liquidation and the approval of the
Dutch Central Bank, if then required, for such action has been received.

                                       32

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     (f) The Guarantor, for so long as any of the Company Preferred Securities are outstanding, shall not permit, or take any action to cause, the dissolution, liquidation, termination or winding up of the Company, unless the Guarantor is itself in liquidation and the approval of the Dutch Central Bank, if then required, for such action has been received and all claims under the Guarantees and the Contingent Guarantee shall have been paid in full and the Contingent
Distribution shall have been made.

     (g) If the Company Preferred Securities are distributed to Holders in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust, the Guarantor shall use its commercially reasonable best efforts to cause the Company Preferred Securities to be listed on the New
York Stock Exchange, Euronext or on such other national securities exchange or similar organization as the Trust Preferred Securities are then listed or quoted
on.

     (h) Upon the occurrence of a Regulatory Event, the Guarantor shall cause the Bank to fulfill all of the Bank's obligations under the Exchange Agreement.

                                   ARTICLE 5
                         TRUST COMMON SECURITIES HOLDER

     Section 5.01. AANAH's Purchase of Trust Common Securities. On the Closing
Date AANAH will purchase all of the Trust Common Securities issued by the Trust, for an amount at least equal to $1,000, at the same time as the Trust Preferred
Securities are sold.

                                    ARTICLE 6
                                    TRUSTEES

     Section 6.01. Number of Trustees. The number of Trustees initially shall be five (5), and:

     (a) At any time before the issuance of any Trust Securities, AANAH may, by written instrument, increase or decrease the number of Trustees; and

     (b) After the issuance of any Trust Securities, the number of Trustees may be increased or decreased by vote of the Holders of a Majority in liquidation amount of the Trust Common Securities voting as a class; provided, however, that the number of Trustees shall in no event be less than three (3); and provided further that (i) if required by the Statutory Trust Act, one Trustee shall be the Delaware Trustee; (ii) there shall be at least one Trustee who is an employee or officer of, or is affiliated with AANAH (each, a "Regular Trustee");
and (iii) one Trustee shall be the Property Trustee for so long as this Trust
Agreement is required to qualify as an indenture under the Trust Indenture Act, and such

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Property Trustee may also serve as Delaware Trustee if it meets the applicable requirements.

     Section 6.02. Delaware Trustee. If required by the Statutory Trust Act, one
Trustee (the "Delaware Trustee") shall be:

     (a) A natural person who is a resident of the State of Delaware; or

     (b) If not a natural person, an entity which has its principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, provided that, if the Property Trustee has its principal place of business in the State of Delaware and otherwise meets the requirements of applicable law, then the Property Trustee may also be the Delaware Trustee (in which case Section 3.11 and 6.02 shall have no application).

     Section 6.03. Property Trustee; Eligibility. (a) There shall at all times be one Trustee which shall act as Property Trustee which shall:

          (i) not be an Affiliate of the Sponsor; and

          (ii) be a corporation organized and doing business under the laws of the United States of America or any State or Territory thereof or of the
     District of Columbia, or a corporation or Person permitted by the
     Commission to act as an institutional trustee under the Trust Indenture
     Act, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least 50 million U.S. dollars
     ($50,000,000), and subject to supervision or examination by federal, state, territorial or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then for the purposes of this Section 6.03(a)(ii), the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

     (b) If at any time the Property Trustee shall cease to be eligible to so act under Section 6.03, the Property Trustee shall immediately resign in the manner and with the effect set forth in Section 6.07(c).

     (c) If the Property Trustee has or shall acquire any "conflicting interest"
within the meaning of Section 310(b) of the Trust Indenture Act, the Property
Trustee and the Holder of the Trust Common Securities (as if it were the obligor referred to in Section 310(b) of the Trust Indenture Act) shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act.

     (d) The Guarantees shall be deemed to be specifically described in this
Trust Agreement for purposes of clause (i) of the first proviso contained in
Section 310(b) of the Trust Indenture Act.

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     (e) The initial Property Trustee ("Initial Property Trustee") is BNY
Midwest Trust Company, an Illinois trust company.

     Section 6.04. Qualifications of Regular Trustees and Delaware Trustee
Generally. Each Regular Trustee and the Delaware Trustee (unless the Property
Trustee also acts as Delaware Trustee) shall be either a natural person who is at least 21 years of age or a legal entity that shall act through one or more
Authorized Officers.

     Section 6.05. Regular Trustees. The initial Regular Trustees ("Initial
Regular Trustees") shall be Thomas C. Heagy, Thomas M. Goldstein and Andrew B.
Weimer.

     (a) Except as expressly set forth in this Trust Agreement and except if a meeting of the Regular Trustees is called with respect to any matter over which the Regular Trustees have power to act, any power of the Regular Trustees may be exercised by, or with the consent of, any one such Regular Trustee.

     (b) Unless otherwise determined by the Regular Trustees, and except as otherwise required by the Statutory Trust Act or applicable law, any Regular
Trustee is authorized to execute on behalf of the Trust any documents which the
Regular Trustees have the power and authority to cause the Trust to execute pursuant to Section 3.06.

     Section 6.06. Delaware Trustee. The initial Delaware Trustee ("Initial
Delaware Trustee") shall be:

     The Bank of New York (Delaware), a Delaware corporation.

     Section 6.07. Appointment, Removal and Resignation of Trustees.

     (a) Subject to Section 6.07(b), Trustees may be appointed or removed without cause at any time:

          (i) until the issuance of any Trust Securities, by written instrument executed by AANAH; and

          (ii) after the issuance of any Trust Securities, by vote of the
     Holders of a Majority in liquidation amount of the Trust Common Securities.

     (b) (i) the Trustee that acts as Property Trustee shall not be removed in accordance with Section 6.07(a) until a successor Trustee possessing the qualifications to act as Property Trustee under Section 6.03 (a "Successor
Property Trustee") has been appointed and has accepted such appointment by written instrument executed by such Successor Property Trustee and delivered to the Regular Trustees and the Sponsor;

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          (ii) the Trustee that acts as Delaware Trustee shall not be removed in accordance with Section 6.07(a) until a successor Trustee possessing the qualifications to act as Delaware Trustee under Section 3.11, 6.02 and 6.04
     (a "Successor Delaware Trustee") has been appointed and has accepted such appointment by written instrument executed by such Successor Delaware
     Trustee and delivered to the Regular Trustees and the Sponsor;

          (iii) no such removal of the Property Trustee or the Delaware Trustee shall be effective until all of the fees, charges, and expenses of such entity (including reasonable fees and expenses of their agents and/or counsel) have been paid.

     (c) A Trustee appointed to office shall hold office until his successor shall have been appointed or until his death, removal or resignation. Any
Trustee may resign from office (without need for prior or subsequent accounting)
by an instrument in writing signed by the Trustee and delivered to the Sponsor and the Trust, which resignation shall take effect upon such delivery or upon such later date as is specified therein; provided, however, that:

          (i) no such resignation of the Trustee that acts as the Property
     Trustee shall be effective:

               (A) until a Successor Property Trustee has been appointed and has accepted such appointment by instrument executed by such Successor
          Property Trustee and delivered to the Trust, the Sponsor and the resigning Property Trustee; or

               (B) until the assets of the Trust have been completely liquidated and the proceeds thereof (including, without limitation, the
          Contingent Distribution, if any) distributed to the Holders; and

          (ii) no such resignation of the Trustee that acts as the Delaware
     Trustee shall be effective until a Successor Delaware Trustee has been appointed and has accepted such appointment by instrument executed by such
     Successor Delaware Trustee and delivered to the Trust, the Sponsor and the resigning Delaware Trustee; and

          (iii) no such resignation of the Property Trustee or the Delaware
     Trustee shall be effective until all of the fees, charges, and expenses of such entity (including reasonable fees and expenses of their agents and/or counsel) have been paid.

     (d) The Holders of the Trust Common Securities shall use their best efforts promptly to appoint a Successor Delaware Trustee or Successor Property Trustee,
as the case may be, if the Delaware Trustee or the Property Trustee delivers an instrument of resignation in accordance with this Section 6.07.

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     (e) If no Successor Property Trustee or Successor Delaware Trustee shall have been appointed and accepted appointment as provided in this Section 6.07 within 60 days after delivery to the Sponsor and the Trust of an instrument of resignation, the resigning Property Trustee or Delaware Trustee, as applicable, may petition, at the expense of the Guarantor, any court of competent jurisdiction for appointment of a Successor Property Trustee or Successor
Delaware Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Property Trustee or Successor
Delaware Trustee, as the case may be.

     (f) No Property Trustee or Delaware Trustee shall be liable for the acts or omissions to act of any Successor Property Trustee or Successor Delaware
Trustee, as the case may be.

     (g) Upon the change of identity of the Delaware Trustee (or the Property
Trustee if it is also a Delaware Trustee), the Delaware Trustee (or, if applicable, the Property Trustee) shall cause an amendment to the Certificate of
Trust to be filed with the Secretary of State of the State of Delaware in accordance with Section 3810 of the Statutory Trust Act, indicating the change with respect to such Delaware Trustee's (or Property Trustee's) identity.

     Section 6.08. Vacancies among Trustees. If a Trustee ceases to hold office for any reason and the number of Trustees is not reduced pursuant to Section
6.01, or if the number of Trustees is increased pursuant to Section 6.01, a vacancy shall occur. A resolution certifying the existence of such vacancy by the Regular Trustees or, if there are more than two, a majority of the Regular
Trustees shall be conclusive evidence of the existence of such vacancy. The vacancy shall be filled with a Trustee appointed in accordance with Section
6.07.

     Section 6.09. Effect of Vacancies. The death, resignation, retirement, removal, bankruptcy, dissolution, liquidation, incompetence or incapacity to perform the duties of a Trustee shall not operate to annul the Trust. Whenever a vacancy in the number of Regular Trustees shall occur, until such vacancy is filled by the appointment of a Regular Trustee in accordance with Section 6.07, the Regular Trustees in office, regardless of their number, shall have all the powers granted to the Regular Trustees and shall discharge all the duties imposed upon the Regular Trustees by this Trust Agreement.

     Section 6.10. Meetings. If there is more than one Regular Trustee, meetings of the Regular Trustees shall be held from time to time upon the call of any
Regular Trustee. Regular meetings of the Regular Trustees may be held at a time and place fixed by resolution of the Regular Trustees. Notice of any in-person meetings of the Regular Trustees shall be hand delivered or otherwise delivered in writing (including by facsimile, with a hard copy by overnight courier) not less than 48 hours before such meeting. Notice of any telephonic meetings of the
Regular Trustees or any committee thereof shall be hand delivered or otherwise delivered in writing (including by facsimile, with a hard

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copy by overnight courier) not less than 24 hours before a meeting. Notices shall contain a brief statement of the time, place and anticipated purposes of the meeting. The presence (whether in person or by telephone) of a Regular
Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Regular Trustee attends a meeting for the express purpose of objecting to the transaction of any activity on the ground that the meeting has not been lawfully called or convened. Unless provided otherwise in this Trust Agreement, any action of the Regular Trustees may be taken at a meeting by vote of a majority of the Regular Trustees present (whether in person or by telephone) and eligible to vote with respect to such matter, provided that a Quorum is present, or without a meeting by the unanimous written consent of the Regular Trustees.
Notwithstanding the foregoing, any and all actions of the Regular Trustees may be taken by the unanimous written consent of all Regular Trustees.

     Section 6.11. Delegation of Power and Appointment of Trust Officers.

     (a) Any Regular Trustee may, by power of attorney consistent with applicable law, delegate to any other natural person over the age of 21, his or her power for the purpose of executing any documents contemplated in Section
3.06, including any registration statement or amendment thereto filed with the
Commission, or making any other governmental filing.

     (b) The Regular Trustees shall have power to delegate from time to time to such of their number or to officers of the Trust the doing of such things and the execution of such instruments either in the name of the Trust or the names of the Regular Trustees or otherwise as the Regular Trustees may deem expedient, to the extent such delegation is not prohibited by applicable law or contrary to the provisions of the Trust, as set forth herein.

     (c) Pursuant to Section 3806(b)(7) of the Statutory Trust Act and this
Section 6.11, there shall be appointed as agents of the Trust the following officers of the Trust (each a "Trust Officer" and, collectively, the "Trust
Officers"):

           Thomas C. Heagy                   President
           Thomas M. Goldstein               Treasurer
           Ernest J. Antczak                 Vice President
           Martin L. Eisenberg               Vice President
           Jeffrey Sirota                    Vice President
           Jerome F. Papinchock              Vice President
           Carol L. Tenyak                   Secretary

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           Kimberly Lynch                    Assistant Secretary

     The Trust Officers are hereby authorized and granted the power and authority to take any and all actions that the Regular Trustees are authorized to take on behalf of the Trust. Unless otherwise determined by the Regular
Trustees, and except as otherwise required by the Statutory Trust Act or applicable law, any Trust Officer is authorized to execute on behalf of the
Trust any documents or instruments which the Regular Trustees have the power and authority to cause the Trust to execute pursuant to Section 3.06 and 8.01.

     The Regular Trustees shall have the power to appoint, reappoint, replace or remove any Trust Officer at any time, to the extent such action is not prohibited by applicable law or contrary to the provisions of the Trust, as set forth herein.

     Section 6.12. Merger, Conversion, Consolidation or Succession to Business.
Any corporation into which the Property Trustee or the Delaware Trustee, as the case may be, may be merged or converted or with which either may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Property Trustee or the Delaware Trustee, as the case may be, shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Property Trustee or the Delaware
Trustee, as the case may be, shall be the successor of the Property Trustee or the Delaware Trustee, as the case may be, hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto.

                                    ARTICLE 7
                                  DISTRIBUTIONS

     Section 7.01. Distributions.

     (a) Holders of Trust Preferred Securities shall be entitled to receive cash distributions at a rate per annum of 6.08% of the stated liquidation preference of $25.00 per Trust Preferred Security. Distributions on the Trust Preferred
Securities will accumulate from the date of initial issuance or the last
Distribution Date (whichever is later) and will be payable on March 31, June 30,
September 30 and December 31 of each year, commencing on March 31, 2004 if, as and when funds available for payment are held by the Property Trustee in the
Property Account. Distributions on the Trust Preferred Securities will not be cumulative. If the Trust Preferred Securities are in the form of a Global
Certificate, the record date for payment of Distributions will be one Business
Day prior to the relevant Distribution Date. If the Trust Preferred Securities
are in the form of Definitive Trust Preferred Security Certificates, the record date for payment of Distributions shall be the 15th day of the month in which the relevant Distribution Date falls. In

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the event that any Distribution Date is not a Business Day, payment of such
Distributions shall be made on the next succeeding day which is a Business Day
(without any interest or other payment in respect of any such delay) except that, if such Business Day falls in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day (without any reduction of interest or other payments in respect of such early payment). The amount of Distributions payable for any Distribution Period will be computed on the basis of a 360-day year of twelve 30-day months, and for any Distribution
Period shorter than a three month period, on the basis of the actual number of days elapsed. Amounts available to the Trust for Distributions to the Holders of the Trust Preferred Securities will be limited to payments received by the Trust from the Company on the Company Preferred Securities (which payments shall include, but not be limited to, distributions made on the Company Preferred
Securities pursuant to the Company Securities Guarantee and the Contingent
Distribution) or from the Guarantor pursuant to the Trust Securities Guarantee paid by the Guarantor to the Property Trustee. Dividends on the Company
Preferred Securities will be paid only if, as and when declared in the sole discretion of the Company or deemed declared under the Guarantees.

     (b) The right of Holders to receive Distributions is non-cumulative.
Accordingly, if the Property Trustee does not receive a dividend payment on the
Company Preferred Securities in respect of any Distribution Period, Holders shall have no right to receive a Distribution in respect of such Distribution
Period, and the Trust shall have no obligation to pay a Distribution in respect of such Distribution Period, whether or not Distributions are declared payable in respect of any future Distribution Period.

     (c) If and to the extent that the Company makes a distribution (including, without limitation, the Contingent Distribution, if any) on the Company
Preferred Securities held by the Property Trustee or the Guarantor makes a payment under the Trust Securities Guarantee (the amount of any such distribution or guarantee payment being a "Payment Amount"), the Trust shall and the Property Trustee is directed, to the extent funds are available for that purpose, to make a Pro Rata distribution of the Payment Amount to the Holders;
provided however that, in the case of the Contingent Distribution only, the amount of payment to any Holder shall be reduced by the amount that such Holder has actually received in respect of the same claim under the Trust Securities
Guarantee.

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                                   ARTICLE 8
                          ISSUANCE OF TRUST SECURITIES

     Section 8.01. Designation and General Provisions Regarding Trust
Securities.

     (a) The Regular Trustees shall on behalf of the Trust issue one class of preferred securities representing undivided beneficial interests in the assets of the Trust and one class of common securities representing undivided beneficial interests in the assets of the Trust as follows:

          (i) Trust Preferred Securities. Up to 75,900,000 preferred securities of the Trust with a liquidation amount with respect to the assets of the
     Trust of $25.00 per preferred security, are hereby designated for the purpose of identification only as 6.08% Non-cumulative Guaranteed Trust
     Preferred Securities (the "Trust Preferred Securities"). The Trust
     Preferred Security Certificates evidencing the Trust Preferred Securities shall be substantially in the form of Exhibit A-1 to this Trust Agreement, with such changes and additions thereto or deletions therefrom as may be required by ordinary usage, custom or practice or to conform to the rules of any stock exchange on which the Trust Preferred Securities are listed.

          (ii) Trust Common Securities. Forty common securities of the Trust with an aggregate liquidation amount with respect to the assets of the
     Trust of $1,000.00 and a liquidation amount with respect to the assets of the Trust of $25.00 per common security, are hereby designated for the purposes of identification only as 6.08% Non-cumulative Guaranteed Trust
     Common Securities (the "Trust Common Securities" and, together with the
     Trust Preferred Securities, the "Trust Securities"). The Trust Common
     Security Certificates evidencing the Trust Common Securities shall be substantially in the form of Exhibit A-2 to this Trust Agreement, with such changes and additions thereto or deletions therefrom as may be required by ordinary usage, custom or practice.

     (b) Except as provided in Section 8.02 and 9.02(b) of this Trust Agreement, the Trust Preferred Securities rank pari passu and payment thereon shall be made
Pro Rata with the Trust Common Securities. The Trust shall issue no securities or other interests in the assets of the Trust other than the Trust Preferred
Securities and the Trust Common Securities. The issuance of the Trust Preferred
Securities shall not be subject to any preemptive purchase rights of any Person.

     (c) Any Regular Trustee shall sign the Trust Securities for the Trust by manual or facsimile signature. In case any Regular Trustee of the Trust who shall have signed any of the Trust Securities shall cease to be a Regular
Trustee before the Certificates so signed shall be delivered by the Trust, such
Certificates nevertheless may be delivered as though the person who signed such
Certificates

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had not ceased to be such Regular Trustee; and any Certificate may be signed on behalf of the Trust by such persons who, at the actual date of execution of such
Trust Security, shall be the Regular Trustees of the Trust, although at the date of the execution and delivery of the Trust Agreement any such person was not such a Regular Trustee. Certificates shall be printed, lithographed or engraved or may be produced in any other manner as is reasonably acceptable to the
Regular Trustees, as evidenced by their execution thereof, and may have such letters, numbers or other marks of identification or designation and such legends or endorsements as the Regular Trustees may deem appropriate, or as may be required to comply with any law or with any rule or regulation of any stock exchange on which Trust Securities may be listed, or to conform to usage.

     A Trust Preferred Security shall not be valid until authenticated by the manual signature of an Authorized Officer of the Property Trustee. A Trust
Common Security shall not be valid until acknowledged by the manual signature of an Authorized Officer of the Property Trustee. Each such signature shall be conclusive evidence that the Trust Preferred Security or the Trust Common
Security has been authenticated or acknowledged, as the case may be, under this
Trust Agreement.

     Upon a written order of the Trust, signed by at least one Regular Trustee, directing the Property Trustee to authenticate and deliver Trust Securities, the
Property Trustee shall authenticate and deliver the Trust Securities for original issue. The aggregate number of Trust Securities outstanding at any time shall not exceed the sum of the numbers set forth in Section 8.01(a)(i) and
Section 8.01(a)(ii).

     The Property Trustee may appoint an authenticating agent acceptable to the
Trust to authenticate Trust Securities. An authenticating agent may authenticate
Trust Preferred Securities whenever the Property Trustee may do so. Each reference in this Trust Agreement to authentication by the Property Trustee includes authentication by such agent. An authenticating agent has the same rights as the Property Trustee to deal with the Sponsor or an Affiliate of the
Sponsor.

     (d) The consideration received by the Trust for the issuance of the Trust
Securities shall constitute a contribution to the capital of the Trust and shall not constitute a loan to the Trust.

     (e) Upon issuance of the Trust Securities as provided in this Trust
Agreement, the Trust Securities so issued shall be deemed to be validly issued, fully paid and nonassessable, subject to Section 11.01 with respect to the Trust
Common Securities.

     (f) Every Person, by virtue of having become a Holder or a Trust Preferred
Security Beneficial Owner in accordance with the terms of this Trust Agreement, shall be deemed to have expressly assented and agreed to the terms of, and shall be bound by, this Trust Agreement.

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     Section 8.02. Subordination of Trust Common Securities. Payment of
Distributions and other dividends, amounts on redemption or amounts upon liquidation of the Trust shall be made Pro Rata among the Trust Common
Securities and the Trust Preferred Securities based on the liquidation preference thereof; provided, however, that upon the occurrence and during the continuance of an event of default under the Intercompany Securities or the LLC
Guarantee, no payment of Distributions or any other distributions, amounts on redemption or amounts upon liquidation of the Trust shall be made to Holders of
Trust Common Securities unless payment in full in cash of all accumulated and unpaid Distributions, amounts on redemption and amounts upon liquidation of the
Trust on the Trust Preferred Securities have been made or provided for, and all funds immediately available to the Property Trustee shall first be applied to payment in full in cash of all Distributions or other distributions, amounts on redemption or amounts upon liquidation of the Trust on the Trust Preferred
Securities then due and payable.

     Section 8.03. Redemption of Trust Securities.

     (a) The Company Preferred Securities may be redeemed, with the prior approval of the Guarantor and the Dutch Central Bank, if such approval is required at the time of such redemption, by the Company at its option:

          (i) in whole or in part on or after February 18, 2009; or

          (ii) in whole but not in part upon the occurrence of a Special
     Redemption Event (as defined in the LLC Agreement), at any time.

     (b) Upon a purchase of the Company Preferred Securities by the Company upon redemption or otherwise, the proceeds from such purchase shall be simultaneously applied Pro Rata to redeem Trust Securities having an aggregate liquidation amount equal to the Company Preferred Securities so purchased or redeemed for an amount equal to $25.00 per Trust Security plus an amount equal to accumulated and unpaid Distributions, plus Additional Amounts, if any, or such lesser amount as shall be received by the Trust in respect of the Company Preferred Securities so purchased or redeemed as calculated by the Regular Trustees (the "Redemption
Price"). Holders will be given not less than 30 nor more than 60 days' notice of such redemption.

     (c) If fewer than all the outstanding Trust Securities are to be so redeemed, the Trust Common Securities and the Trust Preferred Securities will be redeemed Pro Rata and the Trust Preferred Securities to be redeemed will be redeemed as described in Section 8.04(b) below.

     (d) If, at any time, a Trust Special Event shall occur and be continuing, the Regular Trustees shall, unless the Company Preferred Securities are redeemed in the limited circumstances described below, within 90 days following the occurrence of such Trust Special Event elect to either (i) dissolve the Trust upon

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not less than 30 nor more than 60 days' notice to the Holders and upon not less than 30 nor more than 60 days' notice to Euroclear and Clearstream, after providing Euroclear and Clearstream with such information relating to such dissolution and the Company Preferred Securities as reasonably requested by either of them, with the result that, after satisfaction of creditors, if any, of the Trust, Company Preferred Securities with an aggregate stated liquidation amount equal to the aggregate stated liquidation amount of, with a Distribution rate identical to the Distribution rate of, and accumulated and unpaid
Distributions equal to accumulated and unpaid Distributions on, and having the same record date for payment as, the Trust Preferred Securities and the Trust
Common Securities outstanding at such time would be distributed on a Pro Rata basis to the Holders of the Trust Preferred Securities and the Trust Common
Securities in liquidation of such Holders' interests in the Trust; provided, however, that, if at the time there is available to the Trust the opportunity to eliminate, within such 90-day period, the Trust Special Event by taking some
Ministerial Action, such as filing a form or making an election, or pursuing some other similar reasonable measure which in the sole judgment of the
Guarantor has or will cause no adverse effect on the Trust, the Company, the
Guarantor, the Bank, AANAH, the Holders or the Trust Preferred Security
Beneficial Owners and will involve no material cost, the Trust will pursue such measure in lieu of dissolution or cause the Trust Preferred Securities to remain outstanding, provided that in the case of this clause (ii), the Guarantor shall pay any and all expenses incurred by or payable by the Trust attributable to the
Trust Special Event.

     (e) On the date fixed for any distribution of Company Preferred Securities, upon dissolution of the Trust, (i) the Trust Preferred Securities and the Trust
Common Securities will no longer be deemed to be outstanding and (ii)
certificates representing Trust Securities will be deemed to represent the
Company Preferred Securities having an aggregate stated liquidation amount equal to the stated liquidation amount of, and bearing accumulated and unpaid
Distributions equal to accumulated and unpaid Distributions on, such Trust
Securities until such certificates are presented to the Company or its agent for transfer or reissuance.

     Section 8.04. Redemption Procedures.

     (a) Notice of any redemption of, or notice of distribution of either
Company Preferred Securities or Non-cumulative Capital Securities in exchange for, the Trust Securities (a "Redemption/Distribution Notice") (which notice will be irrevocable) will be given by the Trust by mail to each Holder of Trust
Securities to be redeemed or exchanged not fewer than 30 nor more than 60 days before the date fixed for redemption or exchange thereof which, in the case of a redemption, will be the date fixed for redemption of the Company Preferred
Securities. For purposes of the calculation of the date of redemption or exchange and the dates on which notices are given pursuant to this Section 8.04, a Redemption/Distribution Notice shall be deemed to be given on the day such notice is first mailed by first-class mail, postage prepaid, to Holders. Each

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Redemption/Distribution Notice shall be addressed to the Holder at the address of such Holder appearing in the books and records of the Trust. No defect in the
Redemption/Distribution Notice or in the mailing thereof with respect to any
Holder shall affect the validity of the redemption or exchange proceedings with respect to any other Holder.

     (b) In the event that fewer than all the outstanding Trust Securities are to be redeemed, the Trust Securities to be redeemed shall be redeemed Pro Rata from each Holder or pursuant to the rules of any securities exchange on which the Trust Preferred Securities are then listed, provided that, in respect of
Trust Preferred Securities registered in the name of and held of record by DTC or its nominee (or any successor Clearing Agency or its nominee) or any nominee, the distribution of the proceeds of such redemption will be made to each
Clearing Agency Participant (or Person on whose behalf such nominee holds such securities) in accordance with the procedures applied by such agency or nominee.

     (c) If Trust Securities are to be redeemed and the Trust gives a
Redemption/Distribution Notice, and if the Company or the Guarantor has paid to the Property Trustee a sufficient amount of cash in connection with the related redemption of Company Preferred Securities, then (A) while the Trust Preferred
Securities are in book-entry only form, by 9:00 am, New York City time, on the redemption date, the Property Trustee will irrevocably deposit with DTC or its nominee (or successor Clearing Agency or its nominee) funds sufficient to pay the applicable Redemption Price with respect to the Trust Preferred Securities and will give DTC irrevocable instructions and authority to pay the Redemption
Price to the Holders of the Trust Preferred Securities, and (B) with respect to
Trust Preferred Securities issued in definitive form and Trust Common
Securities, the Property Trustee will pay the relevant Redemption Price to the
Holders of such Trust Securities by check mailed to the address of the relevant
Holder appearing on the books and records of the Trust on the redemption date.

     If a Redemption/Distribution Notice shall have been given and funds deposited as required, if applicable, then immediately prior to the close of business on the date of such deposit, or on the redemption date, as applicable,
Distributions will cease to accumulate on the Trust Securities so called for redemption and all rights of Holders will cease, except the right of the Holders to receive the Redemption Price, but without interest on such Redemption Price.
If any date fixed for redemption of Trust Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding
Business Day (without any reduction in interest or other payments in respect of such early payment).

     If payment of the Redemption Price in respect of any Trust Securities is improperly withheld or refused and not paid either by the Property Trustee or by

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the Guarantor pursuant to the Trust Securities Guarantee, Distributions on such
Trust Securities will continue to accumulate at the then applicable rate from the original redemption date to the actual date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. For these purposes, the applicable
Redemption Price shall not include Distributions which are being paid to Holders who were Holders on a relevant record date.

     Upon satisfaction of the foregoing conditions, then immediately prior to the close of business on the date of such deposit or payment, all rights of
Holders of such Trust Securities so called for redemption will cease, except the right of the Holders to receive the Redemption Price, but without interest on such Redemption Price, and from and after the date fixed for redemption, such
Trust Securities will not accumulate Distributions or bear interest.

     Neither the Regular Trustees nor the Trust shall be required to register or cause to be registered the transfer of any Trust Securities that have been called for redemption.

     (d) Subject to the foregoing and applicable law (including, without limitation, United States federal securities laws), the Guarantor or its subsidiaries may at any time and from time to time purchase outstanding Trust
Preferred Securities by tender, in the open market or by private agreement.

     Section 8.05. Voting Rights of Trust Preferred Securities.

     (a) Except as provided under Section 2.06 and this Article 8 and as otherwise required by the Statutory Trust Act, the Trust Indenture Act and other applicable law, the Holders of the Trust Preferred Securities will have no voting rights.

     (b) Subject to the requirement of the Property Trustee being provided with a tax opinion in certain circumstances set forth in Section 8.05(d) and (f)
below, the Holders of a Majority in liquidation amount of the Trust Preferred
Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or direct the exercise of any trust or power conferred upon the Property Trustee under this
Trust Agreement, including the right to direct the Property Trustee, as record holder of the Company Preferred Securities, to exercise the remedies available to it under the LLC Agreement as a record holder of the Company Preferred
Securities, including the right to elect the Special Directors and the Guarantee
Independent Director, as the case may be, of the Company in accordance with the
LLC Agreement or consent to any amendment, modification, or termination of the
LLC Agreement or the Company Preferred Securities where such consent shall be required; provided, however, that where a consent or action under the LLC
Agreement would require the consent or act of the holders of more than a majority of the Company Preferred Securities affected thereby, only the record

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holders of the percentage of the aggregate stated liquidation amount of the
Trust Preferred Securities which is at least equal to the percentage required under the LLC Agreement may direct the Property Trustee to give such consent or take such action on behalf of the Trust.

     (c) If the Property Trustee fails to enforce the rights held by it for the benefit of the Holders under the Company Preferred Securities or the LLC
Securities Guarantee after a Holder has made a written request, such Holder may, to the fullest extent permitted by applicable law, institute a legal proceeding directly against the Company to enforce the rights held by the Property Trustee for the benefit of the Holders under the Company Preferred Securities or directly against the Guarantor in such Holder's own name to enforce the rights held by the Property Trustee for the benefit of the Holders under the LLC
Guarantee, in each case without first instituting any legal proceeding against the Property Trustee, the Trust or any other person or entity.

     (d) The Property Trustee shall notify all Holders of the Trust Preferred
Securities of any notice of any Company Enforcement Event actually received by a
Responsible Officer of the Property Trustee from the Company with respect to the
Company Preferred Securities. Such notice shall state that such Company
Enforcement Event also constitutes a Trust Enforcement Event. Except with respect to directing the time, method, and place of conducting a proceeding for a remedy, the Property Trustee shall be under no obligation to take any of the actions described in clauses 8.05(b)(i) and 8.05(b)(ii) above unless the
Property Trustee has been provided with an opinion of independent tax counsel to the effect that as a result of such action, the Trust will not fail to be classified as a grantor trust for United States federal income tax purposes and that after such action each Holder will be treated as owning an undivided ownership interest in the Company Preferred Securities.

     (e) The Property Trustee shall notify all Holders of the non-payment within one day following the making of a claim by the Guarantee Trustee or the record holder of the Company Preferred Securities or the Holders under either of the
Guarantees.

     (f) In the event the consent of the Property Trustee, as the record holder of the Company Preferred Securities, is required under the LLC Agreement with respect to any amendment, modification or termination of the LLC Agreement, the
Property Trustee shall request the direction of the Holders with respect to such amendment, modification or termination and shall vote with respect to such amendment, modification or termination as directed by a Majority in liquidation amount of the Trust Securities; provided, however, that where a consent under the LLC Agreement would require the consent of the record holders of more than a majority in liquidation amount of the Company Preferred Securities, the Property
Trustee may only give such consent at the direction of the Holders of at least the same proportion of the Trust Securities. The Property Trustee shall not take any such action in accordance with the directions of the Holders unless the
Property

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Trustee has been provided with an opinion of tax counsel to the effect that as a result of such action, the Trust will not fail to be classified as a grantor trust for United States federal income tax purposes.

     (g) A waiver of a Company Enforcement Event with respect to the Company
Preferred Securities will constitute a waiver of the corresponding Trust
Enforcement Event.

     (h) Any required approval or direction of Holders of Trust Preferred
Securities may be given at a separate meeting of Holders of Trust Preferred
Securities convened for such purpose, at a meeting of all of the Holders or pursuant to written consent. The Regular Trustees will cause a notice of any meeting at which Holders of Trust Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such Holders is to be taken, to be mailed to each Holder of Trust Preferred Securities. Each such notice will include a statement setting forth the following information: (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such Holders are entitled to vote or of such matter upon which written consent is sought and (iii) instructions for the delivery of proxies or consents.

     (i) No vote or consent of the Holders of Trust Preferred Securities will be required for the Trust to redeem and cancel Trust Preferred Securities or distribute Company Preferred Securities or Non-cumulative Capital Securities in accordance with the Trust Agreement and the terms of the Trust Securities.

     (j) Notwithstanding that Holders of Trust Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the
Trust Securities that are beneficially owned at such time by the Guarantor or any entity directly or indirectly controlled by, or under direct or indirect common control with, the Guarantor, shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if such Trust
Preferred Securities were not outstanding, except for the Trust Preferred
Securities purchased or acquired by the Guarantor or its affiliates in connection with transactions effected by or for the account of customers of the
Guarantor or any of its Affiliates or in connection with the distribution or trading of or market-making in connection with such Trust Preferred Securities;
provided, however, that persons (other than Affiliates of the Guarantor) to whom the Guarantor or any of its Affiliates have pledged Trust Preferred Securities may vote or consent with respect to such pledged Trust Preferred Securities pursuant to the terms of such pledge.

     (k) Holders of the Trust Preferred Securities will have no rights to appoint or remove the Regular Trustees, Property Trustee or Delaware Trustee who
may be appointed, removed or replaced solely by AANAH, as the Holder of all of the Trust Common Securities.

     Section 8.06. Voting Rights Of Trust Common Securities.

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     (a) Except as provided under Section 8.05 or as otherwise required by the
Statutory Trust Act, the Trust Indenture Act or other applicable law or provided by the Trust Agreement, all voting rights will be held by the Holders of the
Trust Common Securities.

     (b) The Holders of the Trust Common Securities are entitled, subject to
Article 6 hereof, to vote to appoint, remove or replace any Trustee or to increase or decrease the number of Trustees.

     (c) A waiver of a Company Enforcement Event with respect to the Company
Preferred Securities will constitute a waiver of the corresponding Trust
Enforcement Event.

     (d) Any required approval or direction of Holders of Trust Common
Securities may be given at a separate meeting of Holders of Trust Common
Securities convened for such purpose, at a meeting of all of the Holders or pursuant to written consent. The Regular Trustees will cause a notice of any meeting at which Holders of Trust Common Securities are entitled to vote, or of any matter upon which action by written consent of such Holders is to be taken, to be mailed to each Holder of Trust Common Securities. Each such notice will include a statement setting forth the following information: (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such Holders are entitled to vote or of such matter upon which written consent is sought and
(iii) instructions for the delivery of proxies or consents.

     (e) No vote or consent of the Holders of the Trust Common Securities shall be required for the Trust to redeem and cancel Trust Common Securities or to distribute Company Preferred Securities or Non-cumulative Capital Securities in accordance with the Trust Agreement and the terms of the Trust Securities.

     Section 8.07. Paying Agent. In the event that the Trust Preferred
Securities are not in book-entry only form, the Trust shall appoint a Paying
Agent which shall maintain in the Borough of Manhattan, City of New York, State
of New York, an office or agency where the Trust Preferred Securities may be presented for payment. The Regular Trustees shall appoint the Paying Agent and may appoint one or more additional paying agents in such other locations as they shall determine. The term "Paying Agent" includes any such additional paying agent. The Trust may change any Paying Agent without prior notice to any Holder.
The Trust shall notify the Property Trustee of the name and address of any
Paying Agent not a party to this Trust Agreement. If the Trust fails to appoint or maintain another entity as Paying Agent, the Property Trustee shall act as such. The Trust or any of its Affiliates may act as Paying Agent. The Property
Trustee shall initially act as Paying Agent for the Trust Preferred Securities
and the Trust Common Securities or it may authorize another Paying Agent pursuant to Section 3.08(g). The Paying Agent may resign as Paying Agent upon 30 days' written notice to the Regular Trustees.

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     Section 8.08. Acceptance of Guarantees and Agreements. Each Holder of Trust
Preferred Securities and Trust Common Securities, and each Trust Preferred
Security Beneficial Owner, by the acceptance thereof, agrees to the provisions of the Trust Securities Guarantee, including the subordination provisions therein.

                                   ARTICLE 9
                    TERMINATION AND LIQUIDATION OF THE TRUST

     Section 9.01. Dissolution of Trust.

     (a) The Trust shall dissolve:

          (i) upon the bankruptcy, insolvency or dissolution of the Guarantor or the Bank;

          (ii) upon the filing of a certificate of dissolution or its equivalent with respect to the Company;

          (iii) upon the entry of a decree of judicial dissolution of the
     Company or the Trust;

          (iv) when all of the Trust Securities shall have been called for redemption and the amounts necessary for redemption thereof shall have been paid to the Holders in accordance with the terms of the Trust Securities;

          (v) upon the election of the Regular Trustees, following the occurrence and continuation of a Trust Special Event, pursuant to which the
     Trust shall have been dissolved in accordance with the terms of the Trust
     Securities and all of the Company Preferred Securities shall have been distributed to the Holders in exchange for all of the Trust Securities;

          (vi) following the occurrence of a Substitution Event and the distribution of Non-cumulative Capital Securities to Holders of the Trust
     Preferred Securities in accordance with Section 3.16, upon election of the
     Regular Trustees;

          (vii) before the issuance of any Trust Securities, with the consent of all of the Regular Trustees and the Sponsor; or

          (viii) with the consent of at least a Majority in liquidation amount of Trust Securities, voting together as a single class;

provided that, if a claim has been made under the Trust Securities Guarantee, the Trust shall not dissolve until (x) such claim has been satisfied and the proceeds

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therefrom have been distributed to the Holders or (y) the Company Preferred
Securities have been distributed to the Holders pursuant to Section 9.02 hereof.

     (b) As soon as is practicable after the occurrence of an event referred to in Section 9.01(a) and the completion of the winding up of the Trust, and in accordance with Section 3810 of the Statutory Trust Act, a Regular Trustee shall file a certificate of cancellation with the Secretary of State of the State of
Delaware.

     (c) The Trust shall terminate upon the filing of the certificate of cancellation pursuant to Section 9.01(b) and this Trust Agreement shall be of no further force and effect, except as provided in Section 9.01(d).

     (d) The provisions of Section 3.09 and Article 11 shall survive the termination of the Trust.

     Section 9.02. Liquidation Distribution upon Termination and Dissolution of the Trust.

     (a) In the event of any voluntary or involuntary liquidation, dissolution, winding up or termination of the Trust (each a "Trust Liquidation"), the Holders on the date of the Trust Liquidation will be entitled to receive, out of the assets of the Trust available for distribution to Holders after satisfaction of the Trust's liabilities and creditors:

          (i) an amount equal to the aggregate liquidation preference of the
     Trust Preferred Securities, plus any unpaid distributions at the stated
     rate for the then-current Distribution Period, through the date of payment;
     or

          (ii) prior to the occurrence of a Substitution Event, Company
     Preferred Securities in an aggregate liquidation preference equal to the aggregate liquidation preference of, with a Distribution rate identical to the Distribution rate of, and accrued and unpaid Distributions equal to accrued and unpaid Distributions on, such Trust Securities; or

          (iii) following the occurrence of a Substitution Event, Non-cumulative
     Capital Securities in an aggregate liquidation preference equal to the aggregate liquidation preference of, with a Distribution rate identical to the Distribution rate of, and accrued and unpaid Distributions equal to accrued and unpaid Distributions on, such Trust Preferred Securities, in accordance with Section 3.16 of this Trust Agreement,

("Trust Liquidation Distribution") on a Pro Rata basis (subject to Section
9.02(b) below) in exchange for such Trust Securities.

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     (b) The Holders of the Trust Common Securities will be entitled to receive distributions upon any such Trust Liquidation Pro Rata with the Holders of the
Trust Preferred Securities except that upon the occurrence and during the continuance of an event of default under the Intercompany Securities, the Trust
Securities Guarantee or the LLC Guarantee, the Trust Preferred Securities shall have a preference over the Trust Common Securities with regard to such distributions.

     (c) On the date fixed for any distribution of Company Preferred Securities or Non-cumulative Capital Securities upon dissolution of the Trust, (i) the
Trust Preferred Securities and the Trust Common Securities will no longer be deemed to be outstanding and (ii) Certificates representing Trust Securities will be deemed to represent the Company Preferred Securities or Non-cumulative
Capital Securities, as applicable, having an aggregate liquidation preference equal to the liquidation preference of, and bearing accrued and unpaid
Distributions equal to accrued and unpaid Distributions on, such Trust
Securities, until such Certificates are presented to the Company or the Bank, as applicable, or the Company's or the Bank's agent, for transfer or re-issuance.

                                   ARTICLE 10
                              TRANSFER OF INTERESTS

     Section 10.01. Transfer of Trust Securities.

     (a) Trust Securities may only be transferred, in whole or in part, in accordance with the terms and conditions set forth in this Trust Agreement and in the terms of the Trust Securities. To the fullest extent permitted by applicable law, any transfer or purported transfer of any Trust Security not made in accordance with this Trust Agreement shall be null and void. AANAH, as the initial Holder of the Trust Common Securities, shall have the right to transfer the Trust Common Securities to the Guarantor, the Bank or any one or
more Qualified Subsidiaries. No Person other than the Guarantor, the Bank,
AANAH, or one or more Qualified Subsidiaries is permitted to own the Trust
Common Securities.

     (b) Subject to this Article 10, Trust Preferred Securities shall be freely transferable.

     Section 10.02. Transfer of Certificates. The Property Trustee shall provide for the registration of Certificates and of transfers of Certificates, which will be effected without charge but only upon payment (with such indemnity as the Regular Trustees may require) in respect of any tax, fee, assessment or other government charges that may be imposed in relation to it. Upon surrender for registration of transfer of any Certificate, the Property Trustee shall cause one or more new Certificates to be issued in the name of the designated transferee or transferees. Every Certificate surrendered for registration of transfer shall be accompanied by a written instrument of transfer in form satisfactory to the

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Property Trustee duly executed by the Holder or such Holder's attorney duly authorized in writing. Each Certificate surrendered for registration of transfer shall be canceled by the Property Trustee. A transferee of a Certificate shall be entitled to the rights and be subject to the obligations of a Holder hereunder upon the receipt by such transferee of a Certificate. By acceptance of a Certificate, each transferee shall be deemed to have agreed to be bound by this Trust Agreement.

     Section 10.03. Deemed Security Holders. The Trustees may treat the Person in whose name any Certificate shall be registered on the books and records of the Trust as the sole Holder of such Certificate and of the Trust Securities represented by such Certificate for purposes of receiving Distributions and for all other purposes whatsoever and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Certificate or in the Trust
Securities represented by such Certificate on the part of any other Person, whether or not the Trust shall have actual or other notice thereof.

     Section 10.04. Book-entry Interests. The Trust Preferred Securities
Certificates, on original issuance, will be issued in the form of one or more fully registered, global Trust Preferred Security Certificates (each a "Global
Certificate"), to be deposited with a custodian for DTC, the initial Clearing
Agency, by, or on behalf of, the Trust. Such Global Certificates shall initially be registered on the books and records of the Trust in the name of Cede & Co., the nominee of DTC, and no Trust Preferred Security Beneficial Owner will receive a definitive Trust Preferred Security Certificate representing such
Trust Preferred Security Beneficial Owner's interests in such Global
Certificates, except as provided in Section 10.07. Unless and until definitive, fully registered Trust Preferred Security Certificates (the "Definitive Trust
Preferred Security Certificates") have been issued to the Trust Preferred
Security Beneficial Owners pursuant to Section 10.07:

     (a) the provisions of this Section 10.04 shall be in full force and effect;

     (b) the Trust and the Trustees shall be entitled to deal with the Clearing
Agency for all purposes of this Trust Agreement (including the payment of
Distributions on the Global Certificates and receiving approvals, votes or consents hereunder) as the Holder of the Trust Preferred Securities and the sole
Holder of the Global Certificates and shall have no obligation to the Trust
Preferred Security Beneficial Owners;

     (c) to the extent that the provisions of this Section 10.04 conflict with any other provisions of this Trust Agreement, the provisions of this Section
10.04 shall control; and

     (d) the rights of the Trust Preferred Security Beneficial Owners shall be exercised only through the Clearing Agency and shall be limited to those established by law and agreements between such Trust Preferred Security
Beneficial Owners and the Clearing Agency and/or the Clearing Agency

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Participants, and the Clearing Agency shall receive and transmit payments of
Distributions on the Global Certificates to such Clearing Agency Participants.
The Clearing Agency will make book-entry transfers among the Clearing Agency
Participants; provided, that solely for the purposes of determining whether the
Holders of the requisite amount of Trust Preferred Securities have voted on any matter provided for in this Trust Agreement, so long as Definitive Trust
Preferred Security Certificates have not been issued, the Trustees may conclusively rely on, and shall be fully protected in relying on, any written instrument (including a proxy) delivered to the Trustees by the Clearing Agency setting forth the Trust Preferred Security Beneficial Owners' votes or assigning the right to vote on any matter to any other Persons either in whole or in part.

     Section 10.05. Notices to Clearing Agency. Whenever a notice or other communication to the Trust Preferred Security Holders is required under this
Trust Agreement, unless and until Definitive Trust Preferred Security
Certificates shall have been issued to the Trust Preferred Security Beneficial
Owners pursuant to Section 10.07, the Regular Trustees shall give all such notices and communications specified herein to be given to the Trust Preferred
Security Holders to the Clearing Agency, and shall have no notice obligations to the Trust Preferred Security Beneficial Owners.

     Section 10.06. Appointment of Successor Clearing Agency. If any Clearing
Agency elects to discontinue its services as securities depositary with respect to the Trust Preferred Securities, the Regular Trustees shall use their best efforts to appoint a successor Clearing Agency with respect to such Trust
Preferred Securities.

     Section 10.07. Definitive Trust Preferred Security Certificates. If (a) a
Clearing Agency notifies the Trust that it is unwilling or unable to continue its services as securities depositary with respect to the Trust Preferred
Securities and a successor Clearing Agency is not appointed within 90 days after such discontinuance pursuant to Section 10.06, (b) the Regular Trustees elect after consultation with the Sponsor to terminate the book-entry system through the Clearing Agency with respect to the Trust Preferred Securities, (c) a
Clearing Agency has ceased to be a clearing agency registered under the Exchange
Act or (d) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of
Default under either of the Guarantees, then:

          (i) Definitive Trust Preferred Security Certificates shall be prepared by the Property Trustee on behalf of the Trust with respect to the Trust
     Preferred Securities; and

               (ii) upon surrender of the Global Certificates by the Clearing
          Agency, accompanied by registration instructions, the Property Trustee shall cause Definitive Trust Preferred Security Certificates to be delivered to Trust Preferred Security Beneficial Owners in accordance with the

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          instructions of the Clearing Agency. Neither the Trustees nor
          the Trust shall be liable for any delay in delivery of such instructions and each of them may conclusively rely on and shall be fully protected in relying on, said instructions of the Clearing
          Agency. The Definitive Trust Preferred Security Certificates shall be printed, lithographed or engraved or may be produced in any other manner as is reasonably acceptable to the Property Trustee, as evidenced by its execution thereof, and may have such letters, numbers or other marks of identification or designation and such legends or endorsements as the Property Trustee may deem appropriate, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which Trust Preferred Securities may be listed, or to conform to usage.

     Section 10.08. Mutilated, Destroyed, Lost or Stolen Certificates. If (a)
any mutilated Certificates should be surrendered to the Property Trustee, or if the Property Trustee shall receive evidence to its satisfaction of the destruction, loss or theft of any Certificate and (b) there shall be delivered to the Property Trustee such security or indemnity as may be required by them to keep each of them harmless, then, in the absence of notice that such Certificate shall have been acquired by a bona fide purchaser, the Property Trustee on behalf of the Trust shall execute and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like denomination. In connection with the issuance of any new Certificate under this
Section 10.08, the Property Trustee may require the payment of a sum sufficient to cover any tax, fee, assessment or other governmental charge that may be imposed in connection therewith. Any duplicate Certificate issued pursuant to this Section shall constitute conclusive evidence of an ownership interest in the relevant Trust Securities, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

                                   ARTICLE 11
             LIMITATION OF LIABILITY OF HOLDERS OF TRUST SECURITIES,
                               TRUSTEES OR OTHERS

     Section 11.01. Liability.

     (a) Except as expressly set forth in this Trust Agreement, the Trust
Securities Guarantee and the terms of the Trust Securities, the Sponsor and the
Trustees shall not be:

          (i) personally liable for the return of any portion of the capital contributions (or any return thereon) of the Holders which shall be made solely from assets of the Trust; or

          (ii) required to pay to the Trust or to any Holder any deficit upon dissolution of the Trust or otherwise.

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     (b) The Holders of the Trust Common Securities shall be liable for all of the debts and obligations of the Trust (other than obligations to the Holders in their capacities as Holders) to the extent not satisfied out of the Trust's assets.

     (c) Pursuant to Section 3803(a) of the Statutory Trust Act, the Holders of
the Trust Preferred Securities shall be entitled to the same limitation of personal liability extended to shareholders of private corporations for profit organized under the General Corporation Law of the State of Delaware.

     Section 11.02. Exculpation.

     (a) No ABN AMRO Indemnified Person shall be liable, responsible or accountable in damages or otherwise to the Trust or any Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such ABN AMRO Indemnified Person in good faith on behalf of the Trust and in a manner such ABN AMRO Indemnified Person reasonably believed to be within the scope of the authority conferred on such ABN AMRO Indemnified Person by this Trust Agreement or by law, except that an ABN AMRO Indemnified Person shall be liable for any such loss, damage or claim incurred by reason of such
ABN AMRO Indemnified Person's gross negligence or willful misconduct with respect to such acts or omissions.

     (b) An Indemnified Person shall be fully protected in conclusively relying in good faith upon the records of the Trust and upon such information, opinions, reports or statements presented to the Trust by any Person as to matters the
Indemnified Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Trust, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to Holders of Trust Securities might properly be paid.

     Section 11.03. Fiduciary Duty.

     (a) To the extent that, at law or in equity, an Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to the
Trust or to any other Covered Person, an Indemnified Person acting under this
Trust Agreement shall not be liable to the Trust or to any other Covered Person for its good faith reliance on the provisions of this Trust Agreement. The provisions of this Trust Agreement, to the extent that they restrict the duties and liabilities of an Indemnified Person otherwise existing at law or in equity
(other than the duties imposed on the Property Trustee under the Trust Indenture
Act), are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

     (b) Unless otherwise expressly provided herein:

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          (i) whenever a conflict of interest exists or arises between an
     Indemnified Person and any Covered Person; or

          (ii) whenever this Trust Agreement or any other agreement contemplated herein or therein provides that an Indemnified Person shall act in a manner that is, or provides terms that are, fair and reasonable to the Trust or any Holder of Trust Securities,

the Indemnified Person shall resolve such conflict of interest, take such action or provide such terms, considering in each case the relative interest of each party (including its own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Indemnified Person, the resolution, action or term so made, taken or provided by the Indemnified
Person shall not constitute a breach of this Trust Agreement or any other agreement contemplated herein or of any duty or obligation of the Indemnified
Person at law or in equity or otherwise.

     (c) Whenever in this Trust Agreement an Indemnified Person is permitted or required to make a decision:

          (i) in its "discretion" or under a grant of similar authority, the
     Indemnified Person shall be entitled to consider such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Trust or any other Person; or

          (ii) in its "good faith" or under another express standard, the
     Indemnified Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Trust Agreement or by applicable law.

          Section 11.04. Indemnification.

          (a) (i) To the fullest extent permitted by applicable law, the Sponsor shall indemnify and hold harmless any ABN AMRO Indemnified Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Trust) by reason of the fact that he is or was an ABN AMRO Indemnified
     Person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Trust, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     The termination of any action, suit or proceeding by judgment, order,

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     settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the ABN AMRO
     Indemnified Person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the
     Trust, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (ii) The Guarantor shall indemnify, to the fullest extent permitted by law, any ABN AMRO Indemnified Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Trust to procure a judgment in its favor by reason of the fact that he is or was an ABN AMRO Indemnified Person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Trust and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such ABN AMRO Indemnified Person shall have been adjudged to be liable to the Trust unless and only to the extent that the Court of
     Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such
     Court of Chancery or such other court shall deem proper.

          (iii) To the extent that an ABN AMRO Indemnified Person shall be successful on the merits or otherwise (including dismissal of an action without prejudice or the settlement of an action without admission of liability) in defense of any action, suit or proceeding referred to in paragraphs (i) and (ii) of this Section 11.04(a), or in defense of any claim, issue or matter therein, he shall be indemnified, to the fullest extent permitted by law, against expenses (including attorneys' fees)
     actually and reasonably incurred by him in connection therewith.

          (iv) Any indemnification under paragraphs (i) and (ii) of this Section
     11.04(a) (unless ordered by a court) shall be made by the Guarantor only as authorized in the specific case upon a determination that indemnification of the ABN AMRO Indemnified Person is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (i)
     and (ii). Such determination shall be made (1) by the Regular Trustees by a majority vote of a Quorum consisting of such Regular Trustees who were not parties to such action, suit or proceeding, (2) if such a Quorum is not obtainable, or, even if obtainable, if a Quorum of disinterested Regular
     Trustees so directs, by independent legal counsel in a written opinion, or
     (3) by the Holder of the Trust Common Securities.

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          (v) Expenses (including attorneys' fees) incurred by an ABN AMRO
     Indemnified Person in defending a civil, criminal, administrative or investigative action, suit or proceeding referred to in paragraphs (i) and
     (ii) of this Section 11.04(a) shall be paid by the Guarantor in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such ABN AMRO Indemnified Person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Guarantor as authorized in this Section 11.04(a).
     Notwithstanding the foregoing, no advance shall be made by the Guarantor if a determination is reasonably and promptly made (i) by the Regular Trustees by a majority vote of a Quorum of disinterested Regular Trustees, (ii) if such a Quorum is not obtainable, or, even if obtainable, if a Quorum of disinterested Regular Trustees so directs, by independent legal counsel in a written opinion or (iii) the Holder of the Trust Common Securities, that, based upon the facts known to the Regular Trustees, counsel or the Holder of the Trust Common Securities at the time such determination is made, such
     ABN AMRO Indemnified Person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the
     Trust, or, with respect to any criminal proceeding, that such ABN AMRO
     Indemnified Person believed or had reasonable cause to believe his conduct was unlawful. In no event shall any advance be made in instances where the
     Regular Trustees, independent legal counsel or the Holder of the Trust
     Common Securities reasonably determine that such person deliberately breached his duty to the Trust or to the Holders of the Trust Common
     Securities.

          (vi) The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Section 11.04(a) shall not be deemed exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any agreement, vote of shareholders or disinterested directors of the Guarantor or Holders of the Trust Common Securities or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. All rights to indemnification under this Section 11.04(a)
     shall be deemed to be provided by a contract between the Guarantor and each
     ABN AMRO Indemnified Person who serves in such capacity at any time while this Section 11.04(a) is in effect. Any repeal or modification of this
     Section 11.04(a) shall not affect any rights or obligations then existing.

          (vii) The Guarantor or the Trust may purchase and maintain insurance on behalf of any person who is or was an ABN AMRO Indemnified Person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the
     Guarantor would have the power to indemnify him against such liability under the provisions of this Section 11.04(a).

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          (viii) For purposes of this Section 11.04(a), references to "the
     Trust" shall include, in addition to the resulting or surviving entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, trustee, officer or employee of such constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee or agent of another entity, shall stand in the same position under the provisions of this Section 11.04(a) with respect to the resulting or surviving entity as he would have with respect to such constituent entity if its separate existence had continued.

          (ix) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 11.04(a) shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an ABN AMRO Indemnified Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (b) The Guarantor agrees to indemnify the (i) Property Trustee (including any predecessor Property Trustee), (ii) the Delaware Trustee (including any predecessor Delaware Trustee), (iii) any Affiliate of the Property Trustee or
the Delaware Trustee, and (iv) any officers, directors, shareholders, members, partners, employees, representatives, custodians, nominees or agents of the
Property Trustee or the Delaware Trustee (each of the Persons in (i) through
(iv) being referred to as a "Fiduciary Indemnified Person") for, and to hold each Fiduciary Indemnified Person harmless against, any and all loss, damage, claim, liability or expense including taxes (other than taxes based on the income of the Trustee) incurred without negligence or willful misconduct on the part of the Fiduciary Indemnified Person arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses (including reasonable legal fees and expenses) of defending itself against or investigating any claim, action or liability in connection with the exercise or performance of any of its powers or duties hereunder. The obligation to indemnify as set forth in this Section 11.04(a)(iv) shall survive the satisfaction and discharge of this Trust Agreement.

     Section 11.05. Outside Businesses.

     Any Covered Person, the Sponsor, the Guarantor, the Delaware Trustee and
the Property Trustee may engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business of the Trust, and the Trust and the Holders of Trust
Securities shall have no rights by virtue of this Trust Agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Trust, shall not be deemed wrongful or improper. No Covered Person, the Sponsor, the
Guarantor, the Delaware Trustee, nor the Property Trustee shall be obligated to present any particular investment or other opportunity to the Trust even if such

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opportunity is of a character that, if presented to the Trust, could be taken by the Trust, and any Covered Person, the Sponsor, the Delaware Trustee and the
Property Trustee shall have the right to take for its own account (individually or as a partner or fiduciary) or to recommend to others any such particular investment or other opportunity. Any Covered Person, the Delaware Trustee and the Property Trustee may engage or be interested in any financial or other transaction with the Sponsor or any Affiliate of the Sponsor, or may act as
depositary for, trustee or agent for, or act on any committee or body of Holders of, securities or other obligations of the Sponsor or its Affiliates.

                                   ARTICLE 12
                                   ACCOUNTING

     Section 12.01. Fiscal Year.

     The fiscal year ("Fiscal Year") of the Trust shall be the calendar year, or such other year as is required by the Code or the Treasury Regulations.

     Section 12.02. Certain Accounting Matters.

     (a) At all times during the existence of the Trust, the Regular Trustees shall keep, or cause to be kept, full books of account, records and supporting documents, which shall reflect in reasonable detail, each transaction of the
Trust. The books of account shall be maintained on the accrual method of accounting, in accordance with generally accepted accounting principles, consistently applied. The books of account and the records of the Trust shall be examined by and reported upon as of the end of each Fiscal Year of the Trust by a firm of independent certified public accountants selected by the Regular
Trustees.

     (b) Within 60 days after May 15 of each year, the Property Trustee shall provide to the Holders of the Trust Securities such reports as are required by
Section 313 of the Trust Indenture Act, if any, in the form and in the manner provided by Section 313 of the Trust Indenture Act. The Property Trustee shall also comply with the requirements of Section 313(d) of the Trust Indenture Act.

     (c) The Regular Trustees shall cause to be duly prepared and delivered to each of the Holders, any annual United States federal income tax information statement required by the Code, containing such information with regard to the
Trust Securities held by each Holder as is required by the Code and the Treasury
Regulations. Notwithstanding any right under the Code to deliver any such statement at a later date, the Regular Trustees shall use commercially reasonable efforts to deliver any such statements within 30 days after the end of each Fiscal Year of the Trust.

     (d) The Regular Trustees shall cause to be duly prepared and timely filed with the appropriate taxing authority, an annual United States federal income

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tax return on Form 1041 or other applicable form or statement under United
States federal income tax law, and any other annual income tax returns required to be filed by the Regular Trustees on behalf of the Trust with any state or local taxing authority.

     Section 12.03. Banking.

     The Trust shall maintain one or more bank accounts in the name and for the sole benefit of the Trust; provided, however, that all payments of funds in respect of the Company Preferred Securities held by the Property Trustee shall be made directly to the Property Account and no other funds of the Trust shall be deposited in the Property Account. The sole signatories for such accounts shall be designated by the Regular Trustees; provided, however, that the
Property Trustee shall designate the signatories for the Property Account.

     Section 12.04. Withholding; Additional Amounts.

     Any and all payments by the Trust in respect of the Trust Securities shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by or on behalf of The Netherlands or, during any period any
Intercompany Security that is not an Initial Intercompany Security is outstanding, the jurisdiction of residence of any obligor on such Intercompany
Security (each a "Relevant Jurisdiction"), or any authority therein or thereof having power to tax (collectively, "Relevant Tax"). If the Trust shall be required by law to deduct such Relevant Tax from or in respect of any sum payable hereunder, the Trust shall pay, as further distributions, such additional amounts as may be necessary in order that the net amount received by the Holders after such withholding or deduction will equal the amount which would have been received in respect of the Trust Securities in the absence of such withholding or deduction ("Additional Amounts"), except that no such
Additional Amounts shall be payable to a Holder (or to a third party on such
Holder's behalf) with respect to any Trust Securities (i) to the extent that such Relevant Tax is imposed or levied by virtue of such Holder (or the beneficial owner of such Trust Securities) having some connection with the
Relevant Jurisdiction, other than being a Holder (or beneficial owner of such
Trust Securities), (ii) to the extent that such the Relevant Tax is imposed or levied by virtue of such Holder (or beneficial owner) not having made a declaration of non-residence in, or other lack of connection with, the Relevant
Jurisdiction or any similar claim for exemption, if the Guarantor or its agent has provided the beneficial owner of such Trust Securities or its nominee with at least 60 days' prior written notice of any opportunity to make such a declaration or claim, or (iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European
Union Directive on the taxation of savings implementing the conclusions of the
ECOFIN Council meeting of June 3, 2003 or any law implementing or complying with, or introduced in order to conform to, or substantially similar to such
Directive.

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                                   ARTICLE 13
                             AMENDMENTS AND MEETINGS

     Section 13.01. Amendments.

     (a) Except as otherwise provided in this Trust Agreement or by any applicable terms of the Trust Securities, this Trust Agreement may only be amended by a written instrument approved and executed by the Regular Trustees
(or, if there are more than two Regular Trustees a majority of the Regular
Trustees), and, in certain circumstances, the Property Trustee and the Delaware
Trustee;

     (b) No amendment shall be made, and any such purported amendment shall be void and ineffective:

          (i) unless, in the case of any proposed amendment, the Property
     Trustee and the Delaware Trustee shall have first received an Officer's
     Certificate from each of the Trust and the Sponsor that such amendment is permitted by, and conforms to, the terms of this Trust Agreement (including the terms of the Trust Securities);

          (ii) unless, in the case of any proposed amendment which affects the rights, powers, duties, obligations or immunities of the Property Trustee or the Delaware Trustee, the Property Trustee or the Delaware Trustee, as
     the case may be, shall have first received an opinion of counsel (who may be counsel to the Sponsor or the Trust) that such amendment is permitted by, and conforms to, the terms of this Trust Agreement (including the terms of the Trust Securities); or

          (iii) to the extent the result of such amendment would be to:

               (A) cause the Trust to fail to be classified for purposes of
          United States federal income taxation as a grantor trust;

               (B) cause the Company to be classified for purposes of United
          States federal income tax as an association or a publicly traded partnership taxable as a corporation;

               (C) reduce or otherwise adversely affect the powers of the
          Property Trustee in contravention of the Trust Indenture Act;

               (D) cause the Trust or the Company to be required to register under the 1940 Act; or

               (E) permit the Contingent Distribution to be made to anyone other than the Holders in accordance with Section 7.01(a).

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     (c) In the event the consent of the Property Trustee, as the record holder of the Company Preferred Securities, is required under the LLC Agreement with respect to any amendment, modification or termination of the LLC Agreement or the Company Preferred Securities, or under either of the Guarantees with respect to any amendment, modification or termination of such Guarantee, the Property
Trustee shall request the direction of the Holders with respect to such amendment, modification or termination and shall vote with respect to such amendment, modification or termination as directed by a Majority in liquidation amount of the Trust Securities voting together as a single class; provided, however, that where a consent under the LLC Agreement or the LLC Securities
Guarantee would require the consent of a Super Majority of the record holders of
Company Preferred Securities, the Property Trustee may only give such consent at the direction of the Holders of at least the proportion in liquidation amount of the Trust Securities which the relevant Super Majority represents of the aggregate liquidation amount of the Company Preferred Securities outstanding;
provided, further, that the Property Trustee shall not be obligated to take any action in accordance with the directions of the Holders under this Section
13.01(c) unless the Property Trustee has been provided with an opinion of independent tax counsel to the effect that as a result of such action, the Trust will not fail to be classified as a grantor trust for United States federal income tax purposes;

     (d) At such time after the Trust has issued any Trust Securities that remain outstanding, any amendment that would (i) materially adversely affect the powers, preferences or special rights of the Trust Securities whether by way of amendment to this Trust Agreement or otherwise or (ii) provide for the dissolution, winding up or termination of the Trust other than pursuant to the terms of this Trust Agreement, may be effected only with the approval of the
Holders of at least a Majority in liquidation amount of the Trust Securities affected thereby; provided, that if any amendment or proposal referred to in clause (i) hereof would adversely affect only the Trust Preferred Securities or the Trust Common Securities, then only the affected class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of a Majority in liquidation amount of such class of Trust Securities;

     (e) Article 7, Section 11.01(c) and this Section 13.01 shall not be amended without the consent of all of the Holders;

     (f) Article 5 shall not be amended without the consent of the Holders of a
Majority in liquidation amount of the Trust Common Securities;

     (g) The rights of the Holders of the Trust Common Securities under Article
6 to increase or decrease the number of, and appoint and remove Trustees shall not be amended without the consent of the Holders of a Majority in liquidation amount of the Trust Common Securities; and

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     (h) Notwithstanding Section 13.01(c), this Trust Agreement may be amended without the consent of the Holders:

          (i) to cure any ambiguity;

          (ii) to correct or supplement any provision in this Trust Agreement that may be defective or inconsistent with any other provision of this
     Trust Agreement;

          (iii) to add to the covenants, restrictions or obligations of the
     Guarantor or AANAH;

          (iv) to conform to any change in the 1940 Act or written change in interpretation or application of the rules and regulations promulgated thereunder by any legislative body, court, government agency or regulatory authority;

          (v) to conform to any change in the Trust Indenture Act or written change in interpretation or application of the rules and regulations promulgated thereunder by any legislative body, court, government agency or regulatory authority; or

          (vi) to modify, eliminate or add to any provision of this Trust
     Agreement to such extent as may be necessary or desirable;

provided that such amendments do not have a material adverse effect on the rights, preferences or privileges of the Holders.

          Section 13.02. Meetings of the Holders of Trust Securities; Action by
     Written Consent.

     (a) Meetings of the Holders of any class of Trust Securities may be called at any time by the Regular Trustees (or as provided in the terms of the Trust
Securities) to consider and act on any matter on which Holders of such class of
Trust Securities are entitled to act under the terms of this Trust Agreement, the terms of the Trust Securities, the LLC Agreement, the rules of any stock exchange on which the Trust Preferred Securities are listed or admitted for trading, the Statutory Trust Act or other applicable law. The Regular Trustees shall call a meeting of the Holders of such class if directed to do so by the
Holders of at least 10% in liquidation amount of such class of Trust Securities.
Such direction shall be given by delivering to the Regular Trustees one or more requests in a writing stating that the signing Holders wish to call a meeting and indicating the general or specific purpose for which the meeting is to be called. Any Holders calling a meeting shall specify in writing the Certificates held by the Holders exercising the right to call a meeting and only those Trust
Securities specified shall be counted for purposes of determining whether the required percentage set forth in the second sentence of this paragraph has been met.

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     (b) Except to the extent otherwise provided in the terms of the Trust
Securities, the following provisions shall apply to meetings of Holders:

          (i) notice of any such meeting shall be given to all the Holders having a right to vote thereat at least 7 days and not more than 60 days before the date of such meeting. Any action that may be taken at a meeting of the Holders may be taken without a meeting if a consent in writing setting forth the action so taken is signed by the Holders owning not less than the minimum amount of Trust Securities in liquidation amount that would be necessary to authorize or take such action at a meeting at which all Holders having a right to vote thereon were present and voting. Prompt notice of the taking of action without a meeting shall be given to the
     Holders entitled to vote who have not consented in writing. The Regular
     Trustees may specify that any written ballot submitted to the Holders for the purpose of taking any action without a meeting shall be returned to the
     Trust within the time specified by the Regular Trustees;

          (ii) each Holder may authorize any Person to act for it by proxy on all matters in which a Holder is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Holder executing it. Except as otherwise provided herein, all matters relating to the giving, voting or validity of proxies shall be governed by the General Corporation Law of the State of Delaware
     relating to proxies, and judicial interpretations thereunder, as if the
     Trust were a Delaware corporation and the Holders were shareholders of a
     Delaware corporation;

          (iii) each meeting of the Holders shall be conducted by the Regular
     Trustees or by such other Person as the Regular Trustees may designate; and

          (iv) unless the Statutory Trust Act, this Trust Agreement, the terms of the Trust Securities, the Trust Indenture Act or the listing rules of any stock exchange on which the Trust Preferred Securities are then listed for trading, otherwise provide, the Regular Trustees, in their sole discretion, shall establish all other provisions relating to meetings of
     Holders, including notice of the time, place or purpose of any meeting at which any matter is to be voted on by any Holders, waiver of any such notice, action by consent without a meeting, the establishment of a record date, quorum requirements, voting in person or by proxy or any other matter with respect to the exercise of any such right to vote.

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                                   ARTICLE 14
            REPRESENTATIONS OF PROPERTY TRUSTEE AND DELAWARE TRUSTEE

     Section 14.01. Representations and Warranties of Property Trustee.

     The Trustee that acts as initial Property Trustee represents and warrants to the Trust and to the Sponsor at the date of this Trust Agreement, and each
Successor Property Trustee represents and warrants to the Trust and the Sponsor at the time of the Successor Property Trustee's acceptance of its appointment as
Property Trustee that:

     (a) The Property Trustee is an Illinois trust company with trust powers, duly organized, validly existing and in good standing under the laws of
Illinois, with trust power and authority to execute and deliver, and to carry out and perform its obligations under the terms of, the Trust Agreement;

     (b) The execution, delivery and performance by the Property Trustee of the
Trust Agreement has been duly authorized by all necessary corporate action on the part of the Property Trustee. The Trust Agreement has been duly executed and delivered by the Property Trustee;

     (c) The execution, delivery and performance of the Trust Agreement by the
Property Trustee does not conflict with or constitute a breach of the Articles of Incorporation or By-laws of the Property Trustee;

     (d) The Property Trustee, pursuant to this Trust Agreement, shall hold legal title to, and a valid ownership interest on behalf of the Holders of the
Trust Securities, in the Company Preferred Securities and agrees that, except as expressly provided or contemplated by this Agreement, it will not create, incur, assume, or suffer to exist any mortgage, pledge, hypothecation, encumbrance, lien or other charge or security interest upon the Company Preferred Securities.

     Section 14.02. Representations and Warranties of Delaware Trustee.

     The Trustee that acts as initial Delaware Trustee represents and warrants to the Trust and to the Sponsor at the date of this Trust Agreement, and each
Successor Delaware Trustee represents and warrants to the Trust and the Sponsor at the time of the Successor Delaware Trustee's acceptance of its appointment as
Delaware Trustee that:

     (a) The Delaware Trustee is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with power and authority to execute and deliver, and to carry out and perform its obligations under the terms of, the Trust Agreement;

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     (b) The Delaware Trustee has been authorized to perform its obligations under the Certificate of Trust and the Trust Agreement.

     (c) The Delaware Trustee is an entity which has its principal place of business in the State of Delaware.

                                   ARTICLE 15
                                  MISCELLANEOUS

     Section 15.01. Notices.

     All notices provided for in this Trust Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by registered or certified mail, as follows:

     (a) If given to the Trust, in care of the Regular Trustees at the Trust's mailing address set forth below (or such other address as the Trust may give notice of to the Holders of the Trust Securities):

                  ABN AMRO Capital Funding Trust VII
                  c/o ABN AMRO North America Holding Company
                  135 South LaSalle Street
                  Chicago, Illinois 60603
                  Facsimile:  312-904-5150
                  Attention:  Chief Legal Officer, LaSalle Bank Corporation

     (b) If given to the Delaware Trustee, at the mailing address set forth below (or such other address as the Delaware Trustee may give notice of to the other Trustees):

                  The Bank of New York (Delaware)
                  White Clay Center
                  Route 273
                  Newark, Delaware 19711
                  Facsimile:  (302) 283-8279
                  Attention:  Corporate Trust Administration

     (c) If given to the Property Trustee, at the mailing address set forth below (or such other address as the Property Trustee may give notice of to the
Holders of the Trust Securities and the other Trustees):

                  BNY Midwest Trust Company
                  2 North LaSalle Street
                  Suite 1020
                  Chicago, Illinois 60602

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                  Facsimile:  (312) 827-8542
                  Attention:  Corporate Finance Group

     (d) If given to the Holders of the Trust Common Securities, at the mailing address of AANAH set forth below (or such other address as the Holder of the
Trust Common Securities may give notice of to the Trust):

                  ABN AMRO North America Holding Company
                  135 South LaSalle
                  Street Chicago, Illinois 60603
                  Facsimile No.: 312-904-5150
                  Attention:  Chief Legal Officer, LaSalle Bank Corporation

     (e) if given to any other Holder, at the address set forth on the books and records of the Trust.

     All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid, except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

     Section 15.02. Governing Law.

     This Trust Agreement and the rights of the parties hereunder shall be governed by and construed in accordance with the internal laws of the State of
Delaware and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

     Section 15.03. Intention of the Parties.

     It is the intention of the parties hereto that the Trust be classified for
United States federal income tax purposes as a grantor trust. The provisions of this Trust Agreement shall be interpreted to further this intention of the parties.

     Section 15.04. Headings.

     Headings contained in this Trust Agreement are inserted for convenience of reference only and do not affect the interpretation of this Trust Agreement or any provision hereof.

     Section 15.05. Successors and Assigns.

     Whenever in this Trust Agreement any of the parties hereto is named or referred to, the successors and assigns of such party shall be deemed to be included, and all covenants and agreements in this Trust Agreement by the

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Sponsor, the Guarantor and the Trustees shall bind and inure to the benefit of their respective successors and assigns, whether so expressed.

     Section 15.06. Partial Enforceability.

     If any provision of this Trust Agreement, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this Trust Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

     Section 15.07. Counterparts.

     This Trust Agreement may contain more than one counterpart of the signature page and this Trust Agreement may be executed by the affixing of the signature of each of the Trustees and a duly authorized officer of the Sponsor and the
Guarantor to one of such counterpart signature pages. All of such counterpart signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.

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     IN WITNESS WHEREOF, each of the undersigned has caused these presents to be executed as of the day and year first above written.

                                     Regular Trustees

                                     By: /s/ Thomas C. Heagy
                                        ----------------------------------------
                                        Name:  Thomas C. Heagy
                                        Title:

                                     By: /s/ Thomas M. Goldstein
                                        ----------------------------------------
                                        Name:  Thomas M. Goldstein
                                        Title:

                                     By: /s/ Andrew B. Weimer
                                        ----------------------------------------
                                        Name:  Andrew B. Weimer
                                        Title:

                                     THE BANK OF NEW YORK
                                       (DELAWARE),
                                       as Delaware Trustee

                                      By: /s/ Patrick Burns
                                         ---------------------------------------
                                         Name:  Patrick Burns
                                         Title: Senior Vice President

                                      BNY MIDWEST TRUST COMPANY,
                                        as Property Trustee

                                      By: /s/ Mary Callahan
                                         ---------------------------------------
                                         Name:  Mary Callahan
                                         Title: Assistant Vice President

                                      LASALLE FUNDING LLC,
                                        as Sponsor

                                      By: /s/ J. Sirota
                                         ---------------------------------------
                                         Name:  J. Sirota
                                         Title: Vice President

[Amended and Restated Trust Agreement]

--------------------------------------------------------------------------------

                                      Consented to by:

                                      ABN AMRO HOLDING N.V.,
                                        as Guarantor

                                      By: /s/ Rolf Smit
                                         ---------------------------------------
                                         Name:  Rolf Smit
                                         Title: Executive Vice President

                                      By: /s/ Arjo Blok
                                         ---------------------------------------
                                         Name:  Arjo Blok
                                         Title: Senior Vice President

[Amended and Restated Trust Agreement]

--------------------------------------------------------------------------------

                                                                     EXHIBIT A-1

                  FORM OF TRUST PREFERRED SECURITY CERTIFICATE

     This Trust Preferred Security is a Global Certificate within the meaning of the Trust Agreement hereinafter referred to and is registered in the name of
The Depository Trust Company ("DTC") or a nominee of DTC. This Trust Preferred
Security is exchangeable for Trust Preferred Securities registered in the name of a person other than DTC or its nominee only in the limited circumstances described in the Trust Agreement and no transfer of this Trust Preferred
Security (other than a transfer of this Trust Preferred Security as a whole by
DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of
DTC) may be registered except in limited circumstances.

     Unless this Trust Preferred Security is presented by an authorized representative of DTC (55 Water Street, New York, New York), a New York
corporation, to the Trust or its agent for registration of transfer, exchange or payment, and any Trust Preferred Security issued is registered in the name of
Cede & Co., or such other name as requested by an authorized representative of
DTC (and any payment hereon is made to Cede & Co. or such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER
USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

--------------------------------------------------------------------------------

CUSIP No. [_______]
Certificate No. [____]

                Certificate Evidencing Trust Preferred Securities

                                       of

                       ABN AMRO CAPITAL FUNDING TRUST VII

           6.08% Non-cumulative Guaranteed Trust Preferred Securities
        (liquidation preference U.S. $25.00 per Trust Preferred Security)

                       Guaranteed by ABN AMRO Holding N.V.

     ABN AMRO CAPITAL FUNDING TRUST VII, a statutory trust formed under the laws of the State of Delaware (the "Trust"), hereby certifies that Cede & Co. (the
"Holder") is the registered owner of [___] preferred securities of the Trust representing undivided beneficial interests in the assets of the Trust designated the 6.08% Non-cumulative Guaranteed Trust Preferred Securities
(liquidation amount $25.00 per Trust Preferred Security) (the "Trust Preferred
Securities"). The Trust Preferred Securities are freely transferable on the books and records of the Trust, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designation, rights, powers, privileges, restrictions, preferences and other terms and provisions of the Trust Preferred Securities represented hereby are set forth in, issued under and shall in all respects be subject to the provisions of the Amended and Restated Trust Agreement dated as of February 18,
2004, as the same may be amended from time to time (the "Trust Agreement").
Capitalized terms used herein but not defined shall have the meaning given them in the Trust Agreement. By accepting this certificate, the Holder hereby accepts the rights under the Trust Securities Guarantee with respect to this Trust
Preferred Security, including the rights under Article 6:253 of the Dutch Civil
Code, which rights shall be transferred by operation of law under Article 6:251 of the Dutch Civil Code to any subsequent Holder of this Trust Preferred
Security. The Holder is entitled to the benefits of the Trust Securities
Guarantee to the extent provided in such Guarantee. The Sponsor will provide a copy of the Trust Agreement, the Trust Securities Guarantee and the LLC
Agreement to a Holder without charge upon written request to the Trust at its principal place of business.

     THE TRUST PREFERRED SECURITIES ARE TRANSFERABLE ON THE BOOKS AND RECORDS OF
THE TRUST ONLY IN ACCORDANCE WITH THE TERMS OF THE TRUST AGREEMENT.

--------------------------------------------------------------------------------

     Upon receipt of this certificate, the Holder is bound by the Trust
Agreement and the Trust Securities Guarantee and is entitled to the benefits thereunder.

                           [SIGNATURE PAGE TO FOLLOW]

--------------------------------------------------------------------------------

     IN WITNESS WHEREOF, the Trust has executed this certificate this [___] day of [______], [___].

                                       ABN AMRO CAPITAL FUNDING
                                       TRUST VII

                                       By:
                                          -------------------------------
                                          Name:
                                          Title:

                                       Guaranteed to the extent set forth in the
                                       Trust Securities Guarantee dated as of
                                       February 18, 2004.

                                       ABN AMRO HOLDING N.V.

                                       By:
                                          -------------------------------
                                          Name:
                                          Title:

                                       By:
                                          -------------------------------
                                          Name:
                                          Title:

Authenticated by:

BNY MIDWEST TRUST COMPANY,
as Property Trustee

By:
   -------------------------------
   Name:
   Title:

                       (See reverse for additional terms)

[Certificate of Trust Preferred Securities]

--------------------------------------------------------------------------------

                               REVERSE OF SECURITY

     Holders of Trust Preferred Securities shall be entitled to receive cash distributions at a rate per annum of 6.08% of the stated liquidation preference of $25.00 per Trust Preferred Security. Distributions on the Trust Preferred
Securities will accumulate from the date of initial issuance or the last
Distribution Date (whichever is later) and will be payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year, commencing on
March 31, 2004, if, as and when funds available for payment are held by the
Property Trustee in the Property Account. Distributions on the Trust Preferred
Securities will not be cumulative. If the Trust Preferred Securities are in the form of a Global Certificate, the record date for payment of Distributions will be one Business Day prior to the relevant Distribution Date. If the Trust
Preferred Securities are in the form of Definitive Trust Preferred Security
Certificates, the record date for payment of Distributions shall be the 15th day of the month in which the relevant Distribution Date falls. In the event that any Distribution Date is not a Business Day, payment of such Distributions shall be made on the next succeeding day which is a Business Day (without any interest or other payment in respect of any such delay) except that, if such Business Day falls in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day (without any reduction of interest or other payments in respect of such early payment). The amount of Distributions payable for any Distribution Period will be computed on the basis of a 360-day year of twelve 30-day months, and for any Distribution Period shorter than a three month period, on the basis of the actual number of days elapsed. Amounts available to the Trust for Distributions to the holders of the Trust Preferred Securities will be limited to payments received by the Trust from the Company on the
Company Preferred Securities (which payments shall include, but not be limited to, Distributions made on the Company Preferred Securities pursuant to the LLC
Securities Guarantee and the Contingent Distribution, if applicable) or from the
Guarantor pursuant to the Trust Securities Guarantee paid by the Guarantor to the Trust. Distributions on the Company Preferred Securities will be paid only if, as and when declared in the sole discretion of the Company or deemed declared under the Guarantees.

     The Company Preferred Securities may be redeemed, with the prior approval of the Guarantor and the Dutch Central Bank, if such approval is required at the time of such redemption, by the Company at its option (i) in whole or in part on or after February 18, 2009, or (ii) in whole but not in part upon the occurrence of a Special Redemption Event (as defined in the LLC Agreement), at any time.

     Upon a purchase of the Company Preferred Securities by the Company upon redemption or otherwise, the proceeds from such purchase shall be simultaneously applied Pro Rata to redeem Trust Securities having an aggregate

--------------------------------------------------------------------------------

liquidation amount equal to the Company Preferred Securities so purchased or redeemed for an amount equal to $25.00 per Trust Security plus an amount equal to accumulated and unpaid Distributions or such lesser amount as shall be received by the Trust in respect of the Company Preferred Securities so purchased or redeemed as calculated by the Regular Trustees. Holders will be given not less than 30 nor more than 60 days notice of such redemption.

     If fewer than all the outstanding Trust Securities are to be so redeemed, the Trust Common Securities and the Trust Preferred Securities will be redeemed
Pro Rata from each Holder or pursuant to the rules of any securities exchange on which the Trust Preferred Securities are then listed.

     If, at any time, a Trust Special Event shall occur and be continuing, the
Regular Trustees shall, within 90 days following the occurrence of such Trust
Special Event, elect to either (i) dissolve the Trust upon not less than 30 nor more than 60 days' notice to the Holders and upon not less than 30 nor more than
60 days' notice to Euroclear and Clearstream, after providing Euroclear and
Clearstream with such information relating to such dissolution and the Company
Preferred Securities, as reasonably requested by either of them, with the result that, after satisfaction of creditors, if any, of the Trust, Company Preferred
Securities with an aggregate stated liquidation amount equal to the aggregate stated liquidation amount of, with a Distribution rate identical to the
Distribution rate of, and accumulated and unpaid Distributions equal to accumulated and unpaid Distributions on, and having the same record date for payment as, the Trust Preferred Securities and the Trust Common Securities
outstanding at such time would be distributed on a Pro Rata basis to the Holders of the Trust Preferred Securities and the Trust Common Securities in liquidation of such Holders' interests in the Trust; provided, however, that, if at the time there is available to the Trust the opportunity to eliminate, within such 90-day period, the Trust Special Event by taking some Ministerial Action, such as filing a form or making an election, or pursuing some other similar reasonable measure which in the sole judgment of the Guarantor has or will cause no adverse effect on the Trust, the Company, the Guarantor, the Bank, AANAH or the Holders
or beneficial owners of the Trust Securities and will involve no material cost, the Trust will pursue such measure in lieu of dissolution or (ii) cause the
Trust Preferred Securities to remain outstanding, provided that in the case of this clause (ii), the Guarantor shall pay any and all expenses incurred by or payable by the Trust attributable to the Trust Special Event.

     Upon the occurrence of a Substitution Event, this Trust Preferred Security shall be exchanged for a Non-cumulative Capital Security in accordance with the
Trust Agreement.

--------------------------------------------------------------------------------

     This Trust Preferred Security and all rights hereunder and provisions hereof shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to principles of conflict of laws.

--------------------------------------------------------------------------------

                                   ASSIGNMENT

         FOR VALUE RECEIVED, the undersigned assigns and transfers this Trust
Preferred Security Certificate to:

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------
            (Insert assignee's social security or tax identification
                                     number)

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------
                    (Insert address and zip code of assignee)

and irrevocably appoints

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

agent to transfer this Trust Preferred Security Certificate on the books of the
Trust. The agent may substitute another to act for him or her.

              Date:
                   -----------------------------
              Signature:
                        ------------------------

     (Sign exactly as your name appears on the other side of this Trust
Preferred Security Certificate)

--------------------------------------------------------------------------------

                                                                     EXHIBIT A-2

THIS TRUST COMMON SECURITY IS NOT TRANSFERABLE EXCEPT TO ABN AMRO HOLDING N.V.,
ABN AMRO BANK N.V. (THE "BANK"), ABN AMRO NORTH AMERICA HOLDING COMPANY, OR ONE
OR MORE OF ANY OF THEIR SUBSIDIARIES OR BRANCHES OF THE BANK WHICH ARE DEEMED TO
BE "A COMPANY CONTROLLED BY THE PARENT COMPANY" UNDER RULE 3a-5, AS AMENDED, OF
THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

                    FORM OF TRUST COMMON SECURITY CERTIFICATE

Certificate No. [__]

                 Certificate Evidencing Trust Common Securities

                                       of

                       ABN AMRO CAPITAL FUNDING TRUST VII

                          6.08% Trust Common Securities
         (liquidation preference U.S. $25.00 per Trust Common Security)

     ABN AMRO CAPITAL FUNDING TRUST VII, a statutory trust formed under the laws of the State of Delaware (the "Trust"), hereby certifies that ABN AMRO North
America Holding Company (the "Holder") is the registered owner of [__] common securities of the Trust representing undivided beneficial interests in the assets of the Trust designated the 6.08% Trust Common Securities (liquidation amount $25.00 per Trust Common Security) (the "Trust Common Securities"). The
designation, rights, powers, privileges, restrictions, preferences and other terms and provisions of the Trust Common Securities represented hereby are set forth in, issued under and shall in all respects be subject to the provisions of the Amended and Restated Trust Agreement, dated as of February 18, 2004, as the same may be amended from time to time (the "Trust Agreement"). By accepting this
Certificate, the Holder hereby assents to the Trust Agreement and agrees to be bound by its terms. The Holder is entitled to the benefits of the Trust
Securities Guarantee and the Contingent Guarantee to the extent provided in each such Guarantee.

     Capitalized terms used herein but not defined shall have the meaning given them in the Trust Agreement.

--------------------------------------------------------------------------------

     IN WITNESS WHEREOF, the Trust has executed this certificate this [___] day of [______], [____].

                                      ABN AMRO CAPITAL FUNDING
                                      TRUST VII

                                      By:
                                         ----------------------------------
                                         Name:
                                         Title:

                                      Guaranteed to the extent set forth in the
                                      Trust Securities Guarantee dated as of
                                      February 18, 2004.

                                      ABN AMRO HOLDING N.V.

                                      By:
                                         ----------------------------------
                                         Name:
                                         Title:

                                      By:
                                         ----------------------------------
                                         Name:
                                         Title:

Acknowledged by:

BNY MIDWEST TRUST COMPANY,
as Property Trustee

By:
   ---------------------------
   Name:
   Title:

[Certificate of Trust Common Securities]

--------------------------------------------------------------------------------

                                ASSIGNMENT

         FOR VALUE RECEIVED, the undersigned assigns and transfers this Trust
Common Security Certificate to:

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------
            (Insert assignee's social security or tax identification
                                    number)

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------
                    (Insert address and zip code of assignee)

     ----------------------------------------------------------------------

and irrevocably appoints

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

agent to transfer this Trust Common Security Certificate on the books of the
Trust. The agent may substitute another to act for him or her.

              Date:
                   -----------------------------
              Signature:
                        ------------------------

     (Sign exactly as your name appears on the other side of this Trust Common
Security Certificate)

--------------------------------------------------------------------------------

Item 4.2

================================================================================

                              AMENDED AND RESTATED

                       LIMITED LIABILITY COMPANY AGREEMENT

                                       of

                        ABN AMRO CAPITAL FUNDING LLC VII

                          Dated as of February 18, 2004

================================================================================

                                -----------------

                                                                         PAGE
                                                                         ----

                                    ARTICLE 1
                                  DEFINED TERMS

Section 1.01.  Definitions............................................... 1
Section 1.02.  Headings.................................................. 9

                                    ARTICLE 2
                               TRUST INDENTURE ACT

Section 2.05.  Evidence of Compliance with

                                    ARTICLE 3
                  POWERS, DUTIES AND RIGHTS OF MANAGER TRUSTEE

                                    ARTICLE 4
                                 MANAGER TRUSTEE

                                    ARTICLE 5
               CONTINUATION AND TERM; ADMISSION OF SECURITYHOLDERS

                                       i

--------------------------------------------------------------------------------

                                    ARTICLE 6
                   PURPOSE AND POWERS OF THE COMPANY; BY-LAWS

Section 6.01.  Purposes and Powers.......................................19
Section 6.02.  By-Laws...................................................20

                                    ARTICLE 7
                        CAPITAL CONTRIBUTIONS; ALLOCATIONS AND SECURITIES

Section 7.01.  Form of Contribution......................................20
Section 7.02.  Contributions with Respect to the
                 Common Securityholder...................................20
Section 7.03.  Contributions with Respect to the

                                    ARTICLE 8
                                 SECURITYHOLDERS

Section 8.01.  Powers of Securityholders.................................22
Section 8.02.  Partition.................................................22
Section 8.03.  Resignation...............................................22
Section 8.04.  Liability of Securityholders..............................22

                                    ARTICLE 9
                                   MANAGEMENT

Section 9.05.  Business Transactions of the Common
                 Securityholder with the Company.........................27
Section 9.06.  Outside Businesses........................................27
Section 9.07.  Duties of the Guarantee Independent Director
                 and Independent Directors...............................28

                                   ARTICLE 10
                                   SECURITIES

Section 10.01.  Securities...............................................28
Section 10.02.  Preferred Securities.....................................29
Section 10.03.  Substitution of Intercompany Securities
                  for Non-cumulative Capital Securities..................37

                                       ii

--------------------------------------------------------------------------------

                                   ARTICLE 11
                               VOTING AND MEETINGS

Section 11.01.  Voting Rights of Preferred Securityholders...............39
Section 11.02.  Voting Rights of Common Securityholders..................39
Section 11.03.  Meetings of the Securityholders..........................39

                                   ARTICLE 12
                                    DIVIDENDS

Section 12.01.  Dividends................................................40
Section 12.02.  Limitations on Distributions.............................41

                                   ARTICLE 13
                               BOARDS AND RECORDS

                                   ARTICLE 14
                                   TAX MATTERS

Section 14.01.  Company Tax Returns......................................42
Section 14.02.  Tax Reports..............................................42
Section 14.03.  Taxation as a Partnership................................42
Section 14.04.  Taxation of Securityholders..............................42

                                   ARTICLE 15
                                    EXPENSES

Section 15.01.  Expenses.................................................43

                                   ARTICLE 16
         TRANSFERS OF SECURITIES BY SECURITYHOLDERS AND RELATED MATTERS

Section 16.01.  Right of Assignee to Become a

Section 16.06.  Mutilated, Destroyed, Lost or Stolen

                                      iii

--------------------------------------------------------------------------------

                                   ARTICLE 17
           MERGERS, CONSOLIDATIONS AND SALES; INTERCOMPANY SECURITIES

Section 17.01.  The Company..............................................48
Section 17.02.  Intercompany Securities..................................49

                                   ARTICLE 18
                    DISSOLUTION, LIQUIDATION AND TERMINATION

                                   ARTICLE 19
                                  MISCELLANEOUS

ANNEX A - By-Laws of ABN AMRO Capital Funding LLC VII
ANNEX B - List of Initial Directors and Officers
ANNEX C - Form of Certificate Evidencing Preferred Securities

                                       iv

--------------------------------------------------------------------------------

                            CROSS-REFERENCE TABLE(1)

                    Section of Trust Indenture Act               Section of
                         of 1939, as amended                     Agreement
310(a).............................................................4.01(a)
310(b).......................................................2.09, 4.01(c)
310(c)........................................................Inapplicable
311(a).............................................................2.02(b)
311(b).............................................................2.02(b)
311(c)........................................................Inapplicable
312(a).............................................................2.02(a)
312(b).............................................................2.02(b)
313...................................................................2.03
314(a)................................................................2.04
314(b)........................................................Inapplicable
314(c)................................................................2.05
314(d)........................................................Inapplicable
314(f)........................................................Inapplicable
315(a).....................................................3.01(c), 301(d)
315(b)................................................................2.07
315(c).............................................................3.01(c)
315(d).............................................................3.01(d)
316(a)................................................................2.08

----------
     (1) This Cross-Reference Table does not constitute part of the Agreement and shall not affect the interpretation of any of its terms or provisions.

                                       v

--------------------------------------------------------------------------------

     This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of ABN AMRO
CAPITAL FUNDING LLC VII (the "Company") is made as of February 18, 2004, among
ABN AMRO NORTH AMERICA HOLDING COMPANY ("AANAH"), a wholly-owned indirect subsidiary of ABN AMRO HOLDING N.V., as the initial Common Securityholder (as defined below), ABN AMRO CAPITAL FUNDING TRUST VII (the "Trust"), as the initial
Preferred Securityholder (as defined below) and BNY MIDWEST TRUST COMPANY, as
Manager Trustee (as defined below) for the benefit of the Persons (as defined below) who may become Preferred Securityholders of the Company from time to time in accordance with the provisions hereof.

     WHEREAS, AANAH, as the organizing member, has formed a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del.C. ss.
18-101, et seq., as amended from time to time (the "Delaware Act"), by causing the filing of a Certificate of Formation of the Company with the office of the
Secretary of State of the State of Delaware on March 28, 2003, and has entered into the Limited Liability Company Agreement of the Company dated as of March
28, 2003 (the "Original Agreement"); and

     WHEREAS, the Securityholders desire to amend and restate the Original
Agreement as provided in this Amended and Restated Limited Liability Company
Agreement of the Company (as amended, modified or supplemented from time to time in accordance with its terms, this "Agreement") and to continue the Company as a limited liability company under the Delaware Act in accordance with the provisions of this Agreement;

     NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   Article 1
                                  DEFINED TERMS

     Section 1.01. Definitions. Unless the context otherwise requires, the terms defined in this Article 1 shall, for the purposes of this Agreement, have the meanings herein specified.

     "1939 Act" means the Trust Indenture Act of 1939, as amended from time to time, or any successor legislation.

--------------------------------------------------------------------------------

     "1940 Act" means the United States Investment Company Act of 1940, as amended from time to time, or any successor legislation.

     "AANAH" has the meaning set forth in the Preamble of this Agreement.

     "Additional Amounts" has the meaning specified in Section 10.02(c).

     "Administrative Action" means any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations).

     "Administrator" has the meaning specified in Section 16.05(b).

     "Affiliate" means, with respect to a specified Person, any Person directly or indirectly controlling, controlled by, or under common control with the specified Person.

     "Agreement" has the meaning specified in the second Recital of this
Agreement.

     "authorized person" has the meaning specified in Section 5.01(b).

     "Bank" means ABN AMRO Bank N.V.

     "Board of Directors" means the Board of Directors of the Company as constituted in accordance with the provisions of this Agreement and of the
By-Laws.

     "Book-Entry Interest" means a beneficial interest in the Preferred
Certificates, ownership and transfers of which shall be maintained and made through book-entries of a Clearing Agency as set forth in Section 16.07 of this
Agreement.

     "Business Day" means a day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York, London and Amsterdam are
authorized or required by law to remain closed.

     "By-Laws" means the By-Laws of the Company in the form of Annex A hereto, as they may be amended from time to time by the Board of Directors of the
Company in accordance with the provisions of this Agreement (which By-Laws are, for all purposes of this Agreement, deemed to be incorporated herein and to be a part hereof).

     "Capital Event" means a notification to the Guarantor from the Dutch
Central Bank to the effect that the Preferred Securities may not be included in
Tier I capital of the Guarantor, unless such notification is the result of the

                                       2

--------------------------------------------------------------------------------

reinvestment of the proceeds from the Intercompany Securities in other
Intercompany Securities, in which case such event shall not constitute a
"Capital Event".

     "Certificate" means the Certificate of Formation of the Company and any and
all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Delaware Act.

     "Clearing Agency" means an organization registered as a "Clearing Agency"
pursuant to Section 17A of the Exchange Act that is acting as depositary for the
Preferred Securities and in whose name or in the name of a nominee of whom shall be registered a Global Certificate and which shall undertake to effect book-entry transfers and pledges of beneficial interests in the Preferred
Securities.

     "Closing Date" means the "closing time" under the Underwriting Agreement.

     "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding United States federal tax statute enacted after the date of this
Agreement. A reference to a specific section (ss.) of the Code (or any Treasury regulation promulgated thereunder) refers not only to such section but also to any corresponding provision of any United States federal tax statute (or any
Treasury regulation promulgated thereunder) enacted after the date of this
Agreement, as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

     "Common Securities" means the securities of the Company representing common limited liability company member interests in the Company which are described in this Agreement.

     "Common Securityholder" means a Securityholder that owns one or more Common
Securities.

     "Company" has the meaning specified in the Preamble of this Agreement.

     "Contingent Distribution" has the meaning specified in Section 10.02(h).

     "Contingent Guarantee" means the Contingent Guarantee Agreement dated as of
February 18, 2004, among the Guarantor, the Company and the Guarantee Trustee.

         "Delaware Act" has the meaning specified in the first Recital of this
Agreement.

         "Directors" means each of the Persons listed as directors on Annex B hereto until such Persons shall resign or otherwise be duly removed as a
Director,

                                       3

--------------------------------------------------------------------------------

and each Person who may from time to time be designated to serve as a successor to any Director of the Company in accordance with the provisions of this
Agreement and of the By-Laws.

     "Dividend Payment Date" has the meaning set forth in Section 10.02(b)(i).

     "Dividend Period" has the meaning set forth in Section 10.02(b)(i).

     "Dividend Rate" means 6.08% per annum.

     "DTC" means The Depository Trust Company, a New York corporation, the initial Clearing Agency.

     "Dutch Central Bank" means De Nederlandsche Bank N.V.

     "Euronext" means the Official Segment of Euronext Amsterdam N.V.'s Stock
Market.

     "Event of Default" means the non-payment of dividends on the Preferred
Securities for four consecutive Dividend Periods or any six Dividend Periods.

     "Exchange Act" means the United States Securities Exchange Act of 1934, as amended from time to time, or any successor legislation.

     "Fiscal Year" means (i) the period commencing upon the formation of the
Company and ending on December 31, 2003, and (ii) any subsequent twelve (12)
month period commencing on January 1 and ending on December 31.

     "Guarantee Independent Director" has the meaning specified in Section
10.02(i)(iii).

     "Guarantee Trustee" means BNY Midwest Trust Company, as Guarantee Trustee under the LLC Guarantee, the Trust Guarantee and the Contingent Guarantee.

     "Guarantor" means ABN AMRO Holding N.V., a public limited liability company incorporated under the laws of The Netherlands.

     "Holder" means any initial holder or subsequent holder of securities issued by the Trust or the Company, as registered on the books and records of the Trust or the Company, as the case may be.

     "Independent Director" means each member of the Board of Directors who (i)
is not a current officer or employee of the Company, the Bank or any Affiliate of the Bank or of any Person or Persons that, in the aggregate, own more

                                       4
--------------------------------------------------------------------------------

than 10% of the Common Securities or (ii) is elected to the Board of Directors by the Preferred Securityholders in accordance with the provisions hereof.

     "Initial Intercompany Securities" means 6.20% Intercompany Securities issued by the Bank.

     "Intercompany Securities" means the Initial Intercompany Securities and the
Successor Intercompany Securities.

     "Investment Company Event" means that the Guarantor shall have requested and received an opinion of a nationally recognized U.S. law firm experienced in such matters to the effect that there is more than an insubstantial risk that the Company is or will be considered an "investment company" within the meaning of the 1940 Act (i) as a result of any judicial decision, any pronouncement or interpretation (irrespective of the manner made known), the adoption or amendment of any law, rule or regulation, any notice of announcement (including any notice or announcement or intent to adopt such rule or regulation) by any
U.S. legislative body, court, governmental agency, or regulatory authority after the date hereof or (ii) as a result of any change after the date hereof in the laws of the Netherlands relating to the enforceability of the Trust Guarantee or the LLC Guarantee thereunder, as confirmed in an opinion of a nationally recognized Dutch law firm experienced in such matters.

     "LBC" means LaSalle Bank Corporation, a Delaware corporation, a direct subsidiary of AANAH.

     "LLC Guarantee" means the Company Preferred Securities Guarantee Agreement dated as of February 18, 2004, among the Guarantor, the Trust, as the initial
Preferred Securityholder, and the Guarantee Trustee.

     "Majority (or other stated percentage) in liquidation amount" means, except as provided by the 1939 Act, a vote by Securityholders of a class of Securities, voting as a class, of more than 50% (or other stated percentage) of the liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accumulated and unpaid dividends to the date upon which the voting percentages are determined) of all Securities of such class.

     "Manager Trustee" means BNY Midwest Trust Company, until a Successor
Manager Trustee has been appointed and has accepted such appointment pursuant to the terms of this Agreement and thereafter means each such Successor Manager
Trustee.

     "Non-cumulative Capital Securities" has the meaning set forth in Section
10.03(a).

                                       5

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     "Officer" means each of the Persons listed as an Officer on Annex B hereto until such Person shall resign or otherwise be duly removed as an Officer and each Person who may from time to time be duly appointed an Officer by the Board of Directors or pursuant to Section 9.01(a) and acting in accordance with the provisions of this Agreement and of the By-Laws.

     "Officer's Certificate" means, with respect to the Company, a certificate signed by a duly authorized Officer.

     "Ordinary Shares" means the ordinary shares of the Guarantor, any other shares of the Guarantor's capital stock ranking junior to the Parity Preferred
Shares, if any, and any guarantees of the Guarantor ranking junior to the Parity
Guarantees.

     "Original Agreement" has the meaning specified in the first Recital of this
Agreement.

     "Parity Guarantee" means any guarantee issued by the Guarantor of any preferred securities, preferred or preference shares or any other securities that qualify as Tier 1 capital for the Guarantor issued by any subsidiary of the
Guarantor, if such guarantee ranks pari passu with the Guarantor's obligations under the LLC Guarantee and the Trust Guarantee.

     "Parity Preferred Shares" means the most senior ranking preferred or preference shares issued by the Guarantor, or other securities that qualify as
Tier 1 capital for the Guarantor.

     "Parity Securities" means, collectively, the Parity Guarantees, the Parity
Preferred Shares and the Parity Subsidiary Securities.

     "Parity Subsidiary Securities" means any securities issued by a subsidiary of the Guarantor guaranteed by the Guarantor under a Parity Guarantee.

     "Person" means any individual, corporation, association, partnership
(general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "Power of Attorney" means the power of attorney granted pursuant to Section
19.06.

     "Preferred Certificate" means a certificate substantially in the form attached hereto as Annex C, evidencing the Preferred Securities held by a
Preferred Securityholder.

     "Preferred Securities" has the meaning specified in Section 10.02.

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     "Preferred Securityholder" means a Securityholder that holds one or more
Preferred Securities.

     "Qualified Subsidiary" means one or more subsidiaries of the Guarantor, the
Bank or AANAH, which are deemed to be a "company controlled by the parent company" under Rule 3a-5, as amended, of the 1940 Act.

     "Redemption Notice" has the meaning specified in Section 10.02(e).

     "Redemption Price" has the meaning set forth in Section 10.02(d).

     "Registrar" has the meaning specified in Section 16.05(a).

     "Regulatory Event" means that the Bank shall have been notified in writing by the Dutch Central Bank to the effect that at any Intercompany Securities interest payment date, the Bank's capital adequacy ratio would, after payment of such interest, be less than the minimum capital adequacy requirements as then applied and enforced by the Dutch Central Bank or any other appropriate regulator.

     "Relevant Jurisdiction" means The Netherlands and, during any period any
Successor Intercompany Security is outstanding, the jurisdiction of residence of any obligor on any such Successor Intercompany Security.

     "Relevant Tax" means any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by or on behalf of any Relevant Jurisdiction or any authority therein or thereof having power to tax.

     "Responsible Officer" means, with respect to the Manager Trustee, any officer within the Corporate Trust Office of the Manager Trustee, including any vice president, any assistant vice president, any secretary, any assistant secretary, the treasurer, any assistant treasurer or other officer of the
Manager Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

     "Securities Act" means the United States Securities Act of 1933, as amended from time to time, or any successor legislation.

     "Securities Register" has the meaning specified in Section 16.05(a).

     "Security" means a limited liability company interest in the Company, including the right of the holder thereof to any and all benefits to which a
Securityholder may be entitled as provided in this Agreement, together with the obligations of a Securityholder to comply with all of the terms and provisions of

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this Agreement, and includes the Common Securities and the Preferred Securities from time to time outstanding.

     "Securityholder" means any Person that holds a Security of the Company and is admitted as a member and Securityholder of the Company pursuant to the provisions of this Agreement and of the Delaware Act, in its capacity as a
Securityholder of the Company. For purposes of the Delaware Act, the Common
Securityholders and the Preferred Securityholders shall constitute separate classes or groups of Securityholders and of members of the Company.

     "Services Agreement" means the Services Agreement dated as of February 18,
2004 among LBC, the Guarantor, the Trust and the Company.

     "Special Redemption Event" means (a) a Capital Event, (b) a Tax Event or
(c) an Investment Company Event.

     "Substitution Event" has the meaning set forth in Section 10.03(a).

     "Successor Intercompany Securities" has the meaning specified in Section
6.01(b).

     "Successor Securities" has the meaning specified in Section 17.01.

     "Tax Event" means the receipt by the Guarantor or any of its Affiliates of an opinion of a nationally recognized law firm or other tax advisor in the
United States or The Netherlands, as appropriate, experienced in such matters to the effect that, as a result of (A) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations promulgated thereunder) of the United States or The Netherlands or any political subdivision or taxing authority thereof or therein affecting taxation, (B) any Administrative Action or (C) any amendment to, clarification of, or change in the official position or the interpretation of any
Administrative Action or any interpretation or pronouncement that provides for a position with respect to any Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective or which pronouncement or decision is announced, on or after the date of issuance of the Preferred Securities, there is more than an insubstantial risk that (A) the Company is, or will be, subject to more than a de minimis amount of taxes, duties or other governmental charges,
(B) the Guarantor or the Bank is or will be required to pay any Additional
Amounts in respect of any taxes, duties or other governmental charges with respect to payments of interest or principal on the Intercompany Securities or with respect to any payments on the Preferred Securities under the LLC Guarantee or the Contingent Guarantee, or (C) the

                                       8

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Company is or will be required to pay any Additional Amounts in respect of any taxes, duties or other governmental charges with respect to any Dividends.

     "Tax Matters Partner" means AANAH, designated as such in Section 14.01.

     "Transfer Agent" has the meaning specified in Section 16.05(a).

     "Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

     "Trust" has the meaning set forth in the Preamble of this Agreement.

     "Trust Common Securities" means the 6.08% common securities issued by the
Trust.

     "Trust Guarantee" means the Trust Securities Guarantee Agreement dated as of February 18, 2004, among the Guarantor, the Initial Holders named therein, and the Guarantee Trustee.

     "Trust Preferred Securities" means the 6.08% Non-cumulative Guaranteed
Trust Preferred Securities issued by the Trust.

     "Trust Securities" means the Trust Common Securities and the Trust
Preferred Securities.

     "Underwriting Agreement" means the Underwriting Agreement dated as of
February 11, 2004, as amended, among the Guarantor, the Bank, AANAH, the
Company, the Trust, LBC, LaSalle Funding LLC and ABN AMRO Incorporated,
Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as
representatives of the underwriters named in Schedule A therein relating to the sale and issuance of the Trust Preferred Securities.

     Section 1.02. Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this
Agreement or any provision hereof.

                                    Article 2
                               TRUST INDENTURE ACT

     Section 2.01. Trust Indenture Act; Application. (a) This Agreement is
subject to the provisions of the 1939 Act that are required to be part of this
Agreement and shall, to the extent applicable, be governed by such provisions. A

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term defined in the 1939 Act has the same meaning when used in this Agreement, unless otherwise defined in this Agreement or unless the context otherwise requires.

     (a) If and to the extent that any provision of this Agreement limits, qualifies or conflicts with the duties imposed by Sections 310 to 317, inclusive, of the 1939 Act, such imposed duties shall control.

     Section 2.02. Lists of Holders of Securities. (a) If the Preferred
Securities are not held in the name of BNY Midwest Trust Company, as property trustee of the Trust, or in the form of a Global Certificate registered in the name of Cede & Co. or a nominee of DTC, the Manager Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Preferred Securityholders. If the Manager Trustee
is not the Registrar, the Company, or AANAH on behalf of the Company, shall furnish to the Manager Trustee quarterly on or before the last day of March,
June, September, and December in each year, and at such other times as the
Manager Trustee may request in writing, a list, in such form and as of such date as the Manager Trustee may reasonably require, containing all the information in the possession or control of the Registrar, the Company or any of its paying agents other than the Manager Trustee as to the names and addresses of Preferred
Securityholders.

     (b) The Manager Trustee shall comply with its obligations under Sections
311(a), 311(b) and 312(b) of the 1939 Act.

     Section 2.03. Reports by the Manager Trustee. Within 60 days after May 15 of each year, the Manager Trustee shall provide to the Preferred Securityholders such reports as are required by Section 313 of the 1939 Act, if any, in the form and in the manner provided by Section 313 of the 1939 Act. The Manager Trustee shall also comply with the requirements of Section 313(d) of the 1939 Act.

     Section 2.04. Periodic Reports to Manager Trustee. The Company shall provide to the Manager Trustee such documents, reports and information as required by Section 314 (if any) and the compliance certificate required by
Section 314 of the 1939 Act in the form, in the manner and at the times required by Section 314 of the 1939 Act. Delivery of such reports, information and documents to the Manager Trustee is for informational purposes only and the
Manager Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder
(as to which the Manager Trustee is entitled to rely exclusively on Officer's
Certificates).

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     Section 2.05. Evidence of Compliance with Conditions Precedent. The Company shall provide to the Manager Trustee such evidence of compliance with any conditions precedent, if any, provided for in this Agreement that relate to any of the matters set forth in Section 314(c) of the 1939 Act. Any certificate or opinion required to be given by an officer pursuant to Section 314(c)(1) of the
1939 Act may be given in the form of an Officer's Certificate and shall include:

     (a) a statement that each Officer signing the Officer's Certificate has read the covenant or condition and the definition relating thereto;

     (b) a brief statement of the nature and scope of the examination or investigation undertaken by each Officer in rendering the Officer's Certificate;

     (c) a statement that each such Officer has made such examination or investigation as, in such Officer's opinion, is necessary to enable such Officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     (d) a statement as to whether, in the opinion of each such Officer, such condition or covenant has been complied with.

     Section 2.06. Events of Default; Waiver. The Holders of a Majority in
liquidation amount of the Preferred Securities may, by vote, on behalf of the
Preferred Securityholders, waive any past Event of Default and its consequences, except an Event of Default in respect of a term or provision hereof which cannot be modified or amended without the consent of each Preferred Securityholder.
Upon such waiver, any such Event of Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Agreement, but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

     Section 2.07. Event of Default; Notice. (a) The Manager Trustee shall, within 90 days after the occurrence of an Event of Default, transmit by mail, first class postage prepaid, to the Preferred Securityholders, notices of all
Events of Default actually known to a Responsible Officer of the Manager
Trustee, unless such defaults have been cured before the giving of such notice, provided, that, the Manager Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Manager Trustee in good faith determines that the withholding of such notice is in the interests of the
Preferred Securityholders.

     (b) The Manager Trustee shall not be deemed to have knowledge of any Event of Default unless the Manager Trustee shall have received written notice, or a
Responsible Officer of the Manager Trustee charged with the administration of the Agreement shall have obtained actual knowledge, of such Event of Default.

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     Section 2.08. Rights of Holders. (a) The Holders of a Majority in
liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting of any proceeding for any remedy available to the Manager Trustee in respect of enforcing the rights of such class under this Agreement or exercising any trust or power conferred upon the Manager
Trustee under this Agreement.

     (b) If the Manager Trustee fails to enforce its rights under this Agreement after a Preferred Securityholder has made a written request, such Preferred
Securityholder may institute a legal proceeding directly against the Company to enforce the Manager Trustee's rights under this Agreement, without first instituting a legal proceeding against the Manager Trustee or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make any payment of dividends declared, a Preferred Securityholder may take any action authorized by this Agreement and may directly institute a proceeding in such
Preferred Securityholder's own name against the Company for enforcement of this
Agreement for such payment or the Guarantor for enforcement of the LLC
Guarantee.

                                   Article 3
                  POWERS, DUTIES AND RIGHTS OF MANAGER TRUSTEE

     Section 3.01. Powers, Duties and Rights of Manager Trustee. (a) This
Agreement shall be held by the Manager Trustee for the benefit of the Preferred
Securityholders, and the Manager Trustee shall not transfer this Agreement to any Person except a Preferred Securityholder exercising his or her rights pursuant to Section 2.08(b) or to a Successor Manager Trustee on acceptance by such Successor Manager Trustee of its appointment to act as Successor Manager
Trustee. The right, title and interest of the Manager Trustee in this Agreement shall automatically vest in any Successor Manager Trustee, and such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered pursuant to the appointment of such Successor
Manager Trustee.

     (b) If an Event of Default actually known to a Responsible Officer of the
Manager Trustee has occurred and is continuing, the Manager Trustee shall enforce this Agreement for the benefit of the Preferred Securityholders.

     (c) The Manager Trustee, before the occurrence of any Event of Default and after the curing or waiver of all Events of Default that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Agreement, and no implied covenants shall be read into this Agreement against the Manager Trustee. In case an Event of Default has occurred (that has not been cured or waived pursuant to Section 2.06) and is actually known to a
Responsible Officer of the Manager Trustee, the Manager Trustee shall exercise such of the

                                       12

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rights and powers vested in it by this Agreement, and use the same degree of care and skill in its exercise thereof, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

     (d) No provision of this Agreement shall be construed to relieve the
Manager Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

          (i) Prior to the occurrence of any Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

               (A) the duties and obligations of the Manager Trustee shall be determined solely by the express provisions of this Agreement, and the
          Manager Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this
          Agreement, and no implied covenants or obligations shall be read into this Agreement against the Manager Trustee; and

               (B) in the absence of bad faith on the part of the Manager
          Trustee, the Manager Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Manager Trustee and conforming to the requirements of this Agreement; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Manager Trustee, the
          Manager Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Agreement (but need not confirm or investigate the accuracy or any mathematical calculations or other facts stated therein);

          (ii) The Manager Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Manager Trustee, unless it shall be proved that the Manager Trustee was grossly negligent in ascertaining the pertinent facts upon which such judgment was made;

          (iii) The Manager Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Securityholders relating to the time, method and place of conducting any proceeding for any remedy available to the Manager
     Trustee, or exercising any trust or power conferred upon the Manager
     Trustee under this Agreement; and

                                       13

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          (iv) No provision of this Agreement shall require the Manager Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if the Manager Trustee shall have reasonable grounds for believing that the repayment of such funds or liability is not assured to it under the terms of this Agreement or indemnity, satisfactory to the Manager Trustee, against such risk or liability is not reasonably assured to it.

     Section 3.02. Certain Rights of Manager Trustee. (a) Subject to the
provisions of Section 3.01:

          (i) The Manager Trustee may conclusively rely, and shall be fully protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

          (ii) Any direction or act of the Company contemplated by this
     Agreement shall be sufficiently evidenced by an Officer's Certificate.

          (iii) Whenever, in the administration of this Agreement, the Manager
     Trustee shall deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Manager
     Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an
     Officer's Certificate which, upon receipt of such request, shall be promptly delivered by the Company.

          (iv) The Manager Trustee shall have no duty to see to any recording, filing or registration of any instrument (including any financing or continuation statement or any filing under tax or securities laws) (or any rerecording, refiling or reregistration thereof).

          (v) The Manager Trustee may, at the expense of the Company, consult with counsel or other experts of its selection, and the advice or opinion of such counsel and experts with respect to legal matters or advice within the scope of such experts' area of expertise shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion. Such counsel may be counsel to the Company or any of its
     Affiliates and may include any of its employees. The Manager Trustee shall have the right at any time to seek instructions concerning the administration of this Agreement from any court of competent jurisdiction.

                                       14

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          (vi) The Manager Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement at the request or direction of any Preferred Securityholder, unless such Preferred
     Securityholder shall have provided to the Manager Trustee such security and indemnity, satisfactory to the Manager Trustee, against the costs, expenses
     (including attorneys' fees and expenses and the expenses of the Manager
     Trustee's agents, nominees or custodians) and liabilities that might be incurred by it in complying with such request or direction, including such reasonable advances as may be requested by the Manager Trustee; provided that, nothing contained in this Section 3.02(a)(vi) shall be taken to relieve the Manager Trustee, upon the occurrence of an Event of Default, of its obligation to exercise the rights and powers vested in it by this
     Agreement.

          (vii) The Manager Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Manager Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit but shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

          (viii) The Manager Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys, and the Manager Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

          (ix) Any action taken by the Manager Trustee or its agents hereunder shall bind the Preferred Securityholders, and the signature of the Manager
     Trustee or its agents alone shall be sufficient and effective to perform any such action. No third party shall be required to inquire as to the authority of the Manager Trustee to so act or as to its compliance with any of the terms and provisions of this Agreement, both of which shall be conclusively evidenced by the Manager Trustee or its agent taking such action.

          (x) Whenever in the administration of this Agreement the Manager
     Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the
     Manager Trustee (i) may request written instructions from the Holders of a
     Majority in liquidation amount of the Preferred Securities, (ii) may refrain from enforcing such remedy or right or taking such other action until such written instructions are received and (iii) shall be

                                       15

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     protected in conclusively relying on or acting in accordance with such written instructions.

          (xi) The Manager Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement.

     (b) No provision of this Agreement shall be deemed to impose any duty or obligation on the Manager Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it in any jurisdiction in which it shall be illegal, or in which the Manager Trustee shall be unqualified or incompetent in accordance with applicable law, to perform any such act or acts or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Manager Trustee shall be construed to be a duty.

     Section 3.03. Not Responsible for Recitals or Issuance of Agreement. The
recitals contained in this Agreement shall be taken as the statements of the
Company, and the Manager Trustee does not assume any responsibility for their correctness. The Manager Trustee makes no representation as to the validity or sufficiency of this Agreement.

                                   Article 4
                                 MANAGER TRUSTEE

     Section 4.01. Manager Trustee; Eligibility. (a) There shall at all times be a Manager Trustee which shall:

          (i) not be an Affiliate of the Company; and

          (ii) be a corporation organized and doing business under the laws of the United States of America or any State thereof or of the District of
     Columbia, or a corporation or Person permitted by the Securities and
     Exchange Commission to act as an institutional trustee under the 1939 Act, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least 50 million U.S. dollars
     ($50,000,000), and subject to supervision or examination by Federal, State, or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then, for the purposes of this Section 4.01(a)(ii), the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

                                       16

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     (b) If at any time the Manager Trustee shall cease to be eligible to so act under Section 4.01(a), the Manager Trustee shall immediately resign in the manner and with the effect set out in Section 4.02(c).

     (c) If the Manager Trustee has or shall acquire any "conflicting interest"
within the meaning of Section 310(b) of the 1939 Act, the Manager Trustee and
Company shall in all respects comply with the provisions of Section 310(b) of the 1939 Act.

     Section 4.02. Appointment, Removal and Resignation of Manager Trustee. (a)
Subject to Section 4.02(b), the Manager Trustee may be appointed or removed without cause at any time by a majority of the outstanding Common
Securityholders voting as a class at a meeting of the Common Securityholders.

     (b) The Manager Trustee shall not be removed in accordance with Section
4.02(a) until a Successor Manager Trustee has been appointed and has accepted such appointment by written instrument executed by such Successor Manager
Trustee and delivered to the Company.

     (c) The Manager Trustee appointed to office shall hold office until a
Successor Manager Trustee shall have been appointed or until its removal or resignation. The Manager Trustee may resign from office (without need for prior or subsequent accounting) by an instrument in writing executed by the Manager
Trustee and delivered to the Company, which resignation shall not take effect until a Successor Manager Trustee has been appointed and has accepted such appointment by instrument in writing executed by such Successor Manager Trustee and delivered to the Company and the resigning Manager Trustee.

     (d) If no Successor Manager Trustee shall have been appointed and accepted appointment as provided in this Section 4.02 within 60 days after delivery of an instrument of removal or resignation, the Manager Trustee resigning or being removed may petition, at the expense of the Company, any court of competent jurisdiction for appointment of a Successor Manager Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Manager Trustee.

     (e) No Manager Trustee shall be liable for the acts or omissions to act of any Successor Manager Trustee.

     (f) Upon termination of this Agreement or removal or resignation of the
Manager Trustee pursuant to this Section 4.02, and before the appointment of any
Successor Manager Trustee, the Company shall pay to the Manager Trustee all amounts to which it (including its agents or attorneys) is entitled to the date of such termination, removal or resignation.

                                       17

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     Section 4.03. Indemnification and Expenses of the Manager Trustee. AANAH
agrees to indemnify the Manager Trustee, any predecessor Manager Trustee, and their respective officers, directors, employees and agents for, and to hold each of them harmless against, any and all loss, liability, claim, damage or expense
(including taxes other than taxes based on the income of the Manager Trustee)
incurred without negligence or willful misconduct on the part of such Person, arising out of or in connection with the acceptance or administration of the trust or trusts by the Manager Trustee hereunder, including the costs and expenses of defending either of them against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The provisions of this Section 4.03 shall survive the resignation or removal of the Manager Trustee or the termination of this Agreement.

                                   Article 5
               CONTINUATION AND TERM; ADMISSION OF SECURITYHOLDERS

     Section 5.01. Continuation. (a) The Securityholders hereby agree to the continuation of the Company as a limited liability company under and pursuant to the provisions of the Delaware Act and of this Agreement and agree that the rights, duties and liabilities of the Securityholders shall be as provided in the Delaware Act, except as otherwise provided herein or in the By-Laws.

     (b) Any Person designated as an "authorized person" by the Board of
Directors is authorized to execute, deliver and file on behalf of the Company any and all amendments to and restatements of the Certificate, as an authorized person within the meaning of the Delaware Act.

     Section 5.02. Admission of Securityholders. Upon the execution of this
Agreement, AANAH shall become and be designated as, automatically and without any further act on the part of any Person being necessary, the initial Common
Securityholder. Upon the execution of this Agreement and payment to the Company for the Preferred Securities on the Closing Date, the Trust shall become and be designated as, without any further act on the part of any Person being necessary, the initial Preferred Securityholder.

     Section 5.03. Name. The name of the Company heretofore formed and continued
hereby is "ABN AMRO Capital Funding LLC VII." The business of the Company may be conducted upon compliance with all applicable laws under any other name designated by the Board of Directors.

     Section 5.04. Term. The term of the Company shall commence upon the date the Certificate shall have been filed in the office of the Secretary of State of the State of Delaware and shall continue perpetually, unless the Company is dissolved in accordance with the provisions of the Delaware Act and this
Agreement. The existence of the Company as a separate legal entity shall

                                       18

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continue until the cancellation of the Certificate in the manner required by the
Delaware Act.

     Section 5.05. Registered Agent and Office. The Company's registered agent in Delaware shall be The Corporation Trust Company, Corporation Trust Center,
1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801,
and its office shall be c/o the registered agent. At any time, the Board of
Directors may designate another registered agent and/or registered office.

     Section 5.06. Principal Place of Business. The principal place of business of the Company shall be at 135 South LaSalle Street, Chicago, Illinois 60603.
The Board of Directors may change the location of the Company's principal place of business; provided, however, that such change has no material adverse effect upon any Preferred Securityholder.

     Section 5.07 . Qualification in Other Jurisdictions. The Board of Directors
shall cause the Company to be qualified or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the
Company conducts business and in which such qualification or registration is required by law or deemed advisable by the Board of Directors. Each Person designated by the Board of Directors as an "authorized person" is authorized to execute, deliver and file on behalf of the Company any certificates (and any amendments or restatements thereof) necessary for the Company to qualify to do business in each jurisdiction in which the Board of Directors has determined that the Company shall conduct business.

                                   Article 6
                   PURPOSE AND POWERS OF THE COMPANY; BY-LAWS

     Section 6.01. Purposes and Powers. The sole purposes of the Company are:

     (a) to issue Preferred Securities and Common Securities,

     (b) to invest the proceeds thereof in the Initial Intercompany Securities and upon maturity or redemption thereof, in securities issued by the Guarantor, the Bank, or a non-U.S. affiliate thereof (the "Successor Intercompany
Securities"), so long as any such reinvestment does not cause the Company to be considered to be an "investment company" within the meaning of the 1940 Act, provided that, prior to such reinvestment, (i) the Bank has received an opinion of a nationally recognized law firm or other tax advisor in the Netherlands to the effect that payments of interest on and principal of the Successor
Intercompany Securities would not be subject to Additional Amounts, and (ii)
Holding will agree to cause the issuer of the Successor Intercompany Securities and the

                                       19

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Company to use their best efforts to maintain the eligibility of the Trust
Preferred Securities for clearance through Euroclear and Clearstream.

     (c) to enter into and, under the circumstances set forth in Section
10.02(h) hereof, to enforce the Contingent Guarantee for the sole benefit of the
Preferred Securityholders, and

     (d) except as otherwise expressly limited herein, to enter into, make and perform all contracts and other undertakings, and engage in all activities and transactions, as the Board of Directors may reasonably deem necessary or advisable for the carrying out of the foregoing purposes of the Company, in all events without causing the Company to be treated as other than a partnership that is not a publicly traded partnership for U.S. federal income tax purposes.
The Company may not conduct any other business or operations except as contemplated by the preceding sentence. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purposes of the
Company as set forth herein.

     Section 6.02 . By-Laws. The Board of Directors, Officers and
Securityholders shall be subject to the express provisions of this Agreement and of the By-Laws. In case of any conflict between any provisions of this Agreement and any provisions of the By-Laws, the provisions of this Agreement shall control.

                                   Article 7
                CAPITAL CONTRIBUTIONS; ALLOCATIONS AND SECURITIES

     Section 7.01 . Form of Contribution. The contribution to the Company with respect to a Securityholder may, as determined by the Board of Directors in its discretion, be in cash or other legal consideration.

     Section 7.02 . Contributions with Respect to the Common Securityholder. The
Common Securityholder shall contribute to the Company on or prior to the Closing
Date, in connection with the purchase of Common Securities, cash in the amount of $1,000.00.

     Section 7.03 . Contributions with Respect to the Preferred Securityholders.
On the Closing Date with respect to the issuance of Preferred Securities, the
Trust shall, in exchange for a definitive Preferred Certificate, contribute to the capital of the Company on behalf of the Trust an amount in cash equal to the gross proceeds from the sale of the Trust Preferred Securities and the Trust
Common Securities (such amount being a capital contribution to the Company).
Preferred Securityholders, in their capacity as Securityholders of the

                                       20

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Company, shall not be required to make any additional contributions to the
Company (except as may be required by law).

     Section 7.04. Allocation of Profits and Losses. Except as otherwise provided in Section 10.01 or Section 10.02, the profits and losses of the
Company for any Fiscal Year (or portion thereof) shall be allocated as follows:

     (a) all gains and losses resulting from any disposition of assets
(including, without limitation, any redemption or prepayment of assets) by the
Company shall be allocated 100% to the Common Securityholders;

     (b) gross income of the Company for each Dividend Period (determined without regard to the amount of any gains and losses described in subparagraph
(a) of this Section 7.04) shall be allocated on the record date for payment on the Preferred Securities (i) pro rata among the Preferred Securityholders until the amount so allocated to each Preferred Securityholder equals the amount of dividends declared and attributable to such Period (or portion thereof) and (ii)
thereafter to the Common Securityholders; and

     (c) expenses, deductions and losses (if any) of the Company (determined without regard to the amount of any gains and losses described in subparagraph
(a) of this Section 7.04) shall be allocated 100% to the Common Securityholder.

Notwithstanding the foregoing, the Tax Matters Partner shall have the power to alter any such allocations for federal, state, and local income tax purposes if such alteration is necessary to cause such allocations to have "substantial economic effect" (within the meaning of Treasury Regulations Section 1.704
1(b)(2)) or to ensure that such allocations are otherwise in accordance with the interests of the Securityholders (within the meaning of Treasury Regulations
Section 1.704 1(b)(3)) determined on the basis of the economic arrangements of the parties as described in this Agreement.

     Section 7.05. Withholding. The Company shall comply with any withholding requirements under federal, state and local law and the laws of any Relevant
Jurisdiction and shall remit amounts withheld to and file required forms with applicable jurisdictions. Subject to the provisions of Section 10.02, to the extent that the Company is required to withhold and pay over any amounts to any authority with respect to distributions or allocations to any Securityholder, the amount withheld shall be deemed to be a distribution in the amount of the withholding to such Securityholder. To the fullest extent permitted by law, in the event of any claimed over withholding, Securityholders shall be limited to an action against the applicable jurisdiction. If the amount withheld was not withheld from actual distributions, the Company may reduce subsequent distributions by the amount of such withholding, except with respect to distributions on the Preferred Securities. Each Securityholder, by its
acceptance of Securities, shall be

                                       21

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deemed to agree to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in determining the extent of, and in fulfilling, its withholding obligations.

     Section 7.06. Securities as Personal Property. Each Securityholder hereby agrees that its Securities shall for all purposes be personal property. A
Securityholder has no interest in specific property of the Company.

                                    Article 8
                                 SECURITYHOLDERS

     Section 8.01. Powers of Securityholders. The Securityholders shall have the power to exercise any and all rights or powers granted to the Securityholders pursuant to the express terms of this Agreement and of the By-Laws, and shall be subject in all respects to the provisions hereof and thereof.

     Section 8.02. Partition. Each Securityholder waives any and all rights that it may have to maintain an action for partition of the property of the Company.

     Section 8.03. Resignation. A Securityholder may resign from the Company prior to the dissolution and winding up of the Company only upon the assignment of its entire ownership interest in any Securities (including as a result of any redemption, repurchase or other acquisition by the Company of such Securities)
in accordance with the provisions of this Agreement. A resigning Securityholder shall not be entitled to receive any distribution and shall not otherwise be entitled to receive the fair value of its Securities except as otherwise expressly provided for in this Agreement.

     Section 8.04. Liability of Securityholders. (a) Except as otherwise provided by the Delaware Act, (i) the debts, obligations and liabilities of the
Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and (ii) no Securityholder shall be obligated personally for any such debt, obligation or liability of the
Company solely by reason of being a Securityholder of the Company.

     (b) A Securityholder, in its capacity as such, shall have no liability in excess of (i) the amount of its capital contributions, (ii) its share of any assets and undistributed profits of the Company, (iii) any amounts required to be paid by such Securityholder pursuant to this Agreement or any payment and/or indemnity in connection with the registration of transfers of Securities and
(iv) the amount of any distributions wrongfully distributed to it to the extent set forth in the Delaware Act.

                                       22

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                                   Article 9
                                   MANAGEMENT

     Section 9.01. Management of the Company. (a) Except as otherwise expressly provided in this Agreement or in the By-Laws or as provided in the Delaware Act, the business and affairs of the Company shall be managed, and all actions required under this Agreement shall be determined, solely and exclusively by the
Board of Directors, which shall have all rights and powers on behalf and in the name of the Company to perform all acts necessary or desirable to the objects and purposes of the Company, including the right to appoint Officers and to authorize any Officer to act on behalf of the Company. Any action taken by the
Board of Directors or any duly appointed and acting Officer in accordance with this Agreement or the By-Laws shall constitute the act of, and shall serve to bind, the Company.

     (b) The number of directors of the Company initially shall be four, which number may be increased as provided in this Agreement or in the By-Laws, but shall never be less than four nor more than seven. The names of the Directors, who shall serve until the first annual meeting of Securityholders, if any, and until their successors are duly elected and qualify, are set forth in Annex B hereto. These Directors may increase the number of Directors and may fill any vacancy, whether resulting from an increase in the number of directors or otherwise, on the Board of Directors occurring before the first annual meeting of Securityholders in the manner provided in the By-Laws. Two Independent
Directors may be appointed to the Board of Directors pursuant to Section
10.02(i)(ii) under the circumstances set forth therein. Each such Independent
Director shall have all the rights, powers and authorities of a Director to participate in actions by the Board of Directors on behalf of the Company. The
Guarantee Independent Director may be appointed to the Board of Directors pursuant to Section 10.02(i)(iii) under the circumstances set forth therein. The
Guarantee Independent Director shall have the sole authority, right and power to enforce the claim of the Company under the Contingent Guarantee and shall have no right, power or authority to participate in the management of the business and affairs of the Company by the Board of Directors whatsoever, except for actions related to the enforcement of the Contingent Guarantee on behalf of the
Company and the distribution of the Contingent Distribution to the Preferred
Securityholders pursuant to Section 10.02(h). The names of the initial Officers, and their offices, are set forth in Annex B hereto. Each such Officer shall have the duties and responsibilities that would apply to his or her office if the
Company were a corporation established under the Delaware General Corporation
Law, except to the extent that the Directors from time to time determine otherwise.

     (c) Each member of the Board of Directors shall be a "manager" of the
Company for all purposes of, and within the meaning of, the Delaware Act.

                                       23

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     (d) Without limiting the generality of the foregoing, and subject to the provisions of Section 9.02, the Board of Directors shall have all authority, rights and powers in the management of the business of the Company to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of this Agreement; provided that in exercising its authority, rights and powers in the management of the business of the Company, the Board of Directors shall use commercially reasonable efforts in order that any such action does not cause the Company to be treated as an association or as a "publicly traded partnership" (within the meaning of Section 7704 of the
Code), including, by way of illustration but not by way of limitation, the following:

          (i) to authorize the Company or any Officer of the Company on behalf of the Company, to engage in transactions and dealings, including transactions and dealings with any Securityholder or any Affiliate of any
     Securityholder and including the entering into and performance by the
     Company of one or more agreements with any person, corporation, association, company, trust, partnership (limited or general) or other organization whereby, subject to the supervision and control of the Board of Directors, any such other person, corporation, association, company, trust, partnership (limited or general) or other organization shall render or make available to the Company managerial, investment, advisory or related services, office space and other services and facilities upon such terms and conditions as may be provided in such agreement or agreements
     (including, if deemed fair and equitable by the Board of Directors, the compensation payable thereunder by the Company);

          (ii) to call meetings of Securityholders or any class or series thereof;

          (iii) to issue Common Securities and Preferred Securities in accordance with the provisions of this Agreement;

          (iv) to pay all expenses incurred in forming the Company to the extent not paid by AANAH or any other party responsible therefor;

          (v) to purchase and hold Intercompany Securities;

          (vi) to authorize, declare or otherwise determine and make dividends, in cash or otherwise, on Securities, in accordance with the provisions of this Agreement and of the Delaware Act;

          (vii) to establish, when a record date is not otherwise established by this Agreement, a record date with respect to all actions to be taken hereunder that require a record date to be established, including with respect to allocations, dividends and voting rights;

                                       24

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          (viii) to establish or set aside in their discretion any reserve or reserves for contingencies and for any other proper Company purpose;

          (ix) to redeem or repurchase, on behalf of the Company, Securities which may be so redeemed or repurchased in accordance with the provisions of this Agreement;

          (x) to appoint (and dismiss from appointment) attorneys and agents on behalf of the Company, and employ (and dismiss from employment) any and all
     Persons providing legal, accounting or financial services to the Company, or such other employees or agents as the Directors deem necessary or desirable for the management and operation of the Company;

          (xi) to incur and pay all expenses and obligations incident to the operation and management of the Company, including, without limitation, the services referred to in the preceding paragraph, taxes, interest, rent and insurance;

          (xii) to open accounts and deposit, maintain and withdraw funds in the name of the Company in banks, savings and loan associations, brokerage firms or other financial institutions;

          (xiii) to effect a dissolution of the Company and to act as liquidating trustee or the Person winding up the Company's affairs, all in accordance with and subject to the provisions of this Agreement and of the
     Delaware Act;

          (xiv) to take all actions necessary in connection with a Substitution
     Event under Section 10.03;

          (xv) to bring and defend on behalf of the Company actions and proceedings at law or equity before any court or governmental, administrative or other regulatory agency, body or commission or otherwise;

          (xvi) to prepare and cause to be prepared reports, statements,
     Officer's Certificates and other relevant information for distribution to the Manager Trustee or the Securityholders as may be required or determined to be appropriate by the Board of Directors from time to time;

          (xvii) to prepare and file all necessary returns and statements and pay all taxes, assessments and other impositions applicable to the assets of the Company;

          (xviii) to amend this Agreement in accordance with Section 19.01 hereof; and

                                       25

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          (xix) to execute all other documents or instruments, perform all duties and powers and do all things for and on behalf of the Company in all matters necessary or desirable or incidental to the foregoing.

     (e) Subject to the provisions of Section 9.02, the expression of any power or authority of the Board of Directors shall not in any way limit or exclude any other power or authority which is not specifically or expressly set forth in this Agreement.

     (f) Notwithstanding anything to the contrary in this Agreement, the Manager
Trustee shall not be deemed to be a member of the Board of Directors and shall have no right, power or authority to participate in the management of the business and affairs of the Company by the Board of Directors. Such Manager
Trustee shall be appointed pursuant to Section 4.02 for the sole purpose of qualifying this Agreement under and enforcing compliance by all the parties hereto with the 1939 Act. The Manager Trustee may not bind the Company, except as otherwise provided herein.

     (g) The Company or any Director or Officer acting on behalf of the Company, may enter into and perform the Underwriting Agreement, the Contingent Guarantee and the Services Agreement and may execute all documents, agreements and certificates contemplated thereby, notwithstanding any other provision of this
Agreement, the Delaware Act or other applicable law. The authorization described in the preceding sentence shall not be deemed to subtract from the power and authority of a Director or Officer to enter into any other agreement or document on behalf of the Company.

     (h) Any Officer acting on behalf of the Company may enter into and perform any agreement or contract and may execute any document, agreement or certificate on behalf of the Company.

     Section 9.02. Limits on Board of Directors' Powers. (a) Notwithstanding
anything to the contrary in this Agreement, the Board of Directors shall use commercially reasonable efforts to not cause or permit the Company to, and the
Company shall not:

          (i) acquire any assets other than as expressly provided by this
     Agreement or the By-laws;

          (ii) possess Company property for other than a Company purpose;

          (iii) admit a Person as a Securityholder, except as expressly provided in this Agreement;

                                       26

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          (iv) perform any act that would subject any Preferred Securityholder to liability for the debts, obligations or liabilities of the Company in any jurisdiction;

          (v) engage in any activity that is not consistent with the purposes of the Company, as set forth in Section 6.01 of this Agreement; or

          (vi) engage in any activity that would cause the Company to be treated as an association or as a "publicly traded partnership" (within the meaning of Section 7704 of the Code);

     (b) Notwithstanding anything to the contrary in this Agreement, the
Guarantee Independent Director acting alone shall have the sole right to file and enforce a claim under the Contingent Guarantee on behalf of the Company and to cause the Contingent Distribution to be made pursuant to Section 10.02(h).

     Section 9.03. Reliance by Third Parties. Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Board of
Directors and of any duly appointed and acting Officers. In dealing with the
Board of Directors or any Officer duly appointed and acting as set forth in this
Agreement or in the By-Laws, no Person shall be required to inquire into the authority of the Board of Directors or any such Officer to bind the Company.
Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Board of Directors or any Officer duly appointed and acting as set forth in this Agreement or in the By-Laws.

     Section 9.04. No Management by Any Preferred Securityholders. Except as
otherwise expressly provided herein, no Preferred Securityholder, in its capacity as a Preferred Securityholder of the Company, shall take part in the day-to-day management, operation or control of the business and affairs of the
Company. The Preferred Securityholders, in their capacity as Preferred
Securityholders of the Company, shall not be agents of the Company and shall not have any right, power or authority to transact any business in the name of the
Company or to act for or on behalf of or to bind the Company.

     Section 9.05. Business Transactions of the Common Securityholder with the
Company. Subject to Sections 9.01 and 9.02 of this Agreement and applicable law, a Common Securityholder and any of its Affiliates may hold deposits of, and enter into business transactions with, the Company and, subject to applicable law, shall have the same rights and obligations with respect to any such matter as Persons who are not a Common Securityholder or Affiliates thereof.

     Section 9.06. Outside Businesses. Any Director, Officer, Securityholder or
Affiliate thereof may engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to

                                       27

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the business of the Company, and the Company and the Securityholders shall have no rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper. No Director, Officer, Securityholder or Affiliate thereof shall be obligated to present any particular investment opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be taken by the Company, and any Director, Officer, Securityholder or Affiliate
thereof shall have the right to take for its own account (individually or as a partner or fiduciary) or to recommend to others any such particular investment opportunity. Any Securityholder or Affiliate thereof may engage or be interested in any financial or other transaction with any other Securityholder or Affiliate thereof.

     Section 9.07. Duties of the Guarantee Independent Director and Independent
Directors. A Guarantee Independent Director appointed pursuant to Section
10.02(i)(iii) shall take into account only the interests of the holders of the
Preferred Securities and shall owe them fiduciary duties comparable to those that a director of a Delaware corporation owes to common shareholders of such corporation. Any Independent Directors appointed pursuant to Section
10.02(i)(ii) shall, in making decisions with respect to the declaration of dividends or other matters affecting the rights of the Preferred Securityholders as set forth in Section 10.02, take into account only the interests of the holders of the Preferred Securities and, with respect to all other matters, the interests of both the Common Securityholders and the Preferred Securityholders.
To the fullest extent permitted by law, including, without limitation, Section
18-1101(c) of the Delaware Act, in considering the interests of the Preferred
Securityholders, the Independent Directors shall owe the Preferred
Securityholders fiduciary duties comparable to those that a director of a
Delaware corporation owes to common shareholders of such corporation.

                                   Article 10
                                   SECURITIES

     Section 10.01. Securities. (a) The Securities of the Company shall be divided into Common Securities and Preferred Securities. AANAH, as the initial
Common Securityholder, shall be deemed to have been issued 40 Common Securities upon its designation as the Common Securityholder pursuant to Section 5.02 of this Agreement for $1,000.00 in cash contributed by the Common Securityholder to the Company pursuant to Section 7.02.

     (b) There are hereby authorized for issuance and sale up to 75,900,040
Preferred Securities. The specific designation, dividend rate, liquidation amount, redemption terms, voting rights, exchange limitations and other powers,

                                       28

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preferences and special rights and limitations of the Preferred Securities are set forth in Section 10.02 hereof.

     (c) No Common Securityholders or Preferred Securityholders shall be entitled as a matter of right to subscribe for or purchase, or have any preemptive right with respect to, any part of any new or additional issue of
Preferred Securities whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of a dividend or other distribution.

     (d) The Preferred Securities shall rank senior to the Common Securities in respect of the right to receive dividends or other distributions, including the
Contingent Distribution under the Contingent Guarantee, and junior to the Common
Securities in the right to receive payments out of the assets of the Company upon voluntary or involuntary dissolution, liquidation, winding up or termination of the Company in accordance with the provisions of this Agreement.
All Preferred Securities redeemed, purchased or otherwise acquired by the
Company shall be canceled.

     (e) A Preferred Security shall be represented by a Preferred Securities
Certificate. Common Securities shall not be evidenced by any certificate or other written instrument, but shall only be evidenced by this Agreement.

     (f) Upon issuance of the Preferred Securities as provided in this
Agreement, the Preferred Securities so issued shall be deemed to be validly issued, fully paid and nonassessable.

     (g) In purchasing the Preferred Securities, each Preferred Securityholder agrees with AANAH and the Company that AANAH, the Company and the Preferred
Securityholders will treat Preferred Securityholders as holders of the Preferred
Securities in the Company for all purposes, and not as the holders of an interest in AANAH or in any other Person.

     Section 10.02. Preferred Securities.

     (a) Designation. There shall hereby be designated as a class of Preferred
Securities the 6.08% Non-cumulative Guaranteed LLC Preferred Securities (the
"Preferred Securities"). The Preferred Securities shall have a liquidation amount of $25.00 per Preferred Security.

     (b) Dividend Rights. (i) Preferred Securityholders shall be entitled to receive when, as and if declared by the Board of Directors out of assets of the
Company legally available therefor, cash dividends from the date of original issuance of the Preferred Securities payable on a non-cumulative basis, quarterly in arrears on the last day of March, June, September and December of each year (each a "Dividend Payment Date") commencing March 31, 2004. "Dividend
Periods" shall commence on a Dividend Payment Date, and end on the day that

                                      29

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precedes the next succeeding Dividend Payment Date; provided, however, that the first Dividend Period shall commence on and include the original issue date of the Preferred Securities and shall end on and include March 31, 2004.

          (ii) With respect to each Dividend Period, dividends shall be payable on the liquidation amount of the Preferred Securities at the Dividend Rate, calculated on the basis of a 360-day year of twelve 30-day months. If the last day of March, June, September and December of any year is not a
     Business Day, then the relevant Dividend Payment Date shall be the next succeeding Business Day (without any accrual of interest or other payment to such next succeeding Business Day); provided that if such Business Day is in the next succeeding calendar year, then the relevant Dividend Payment
     Date shall be the immediately preceding Business Day (without any reduction in interest or other amounts in respect of such early payment).

          (iii) Each declared dividend shall be payable to the Holders of record of the Preferred Securities as they appear on the securities register of the Company at the close of business on the corresponding record date. The record dates for the Preferred Securities shall be (A) for as long as either (I) the Preferred Securities are in book-entry form or (II) the
     Preferred Securities are held by the Trust and the Trust Preferred
     Securities remain in book-entry form, one Business Day prior to the relevant Dividend Payment Date and (B) in the event that neither the
     Preferred Securities nor the Trust Preferred Securities are in book-entry form, the 15th day of the month in which the relevant Dividend Payment Date occurs (without regard to Section 10.02(b)(ii) hereof).

          (iv) The right of Preferred Securityholders to receive dividends is non-cumulative. Accordingly, except as otherwise provided in this
     Agreement, if the Board of Directors does not declare a dividend in respect of any Dividend Period, Preferred Securityholders shall have no right to receive a dividend in respect of such Dividend Period, and the Company shall have no obligation to pay a dividend in respect of such Dividend
     Period, whether or not dividends are declared payable in respect of any future Dividend Period.

          (v) If any Preferred Securities are outstanding, no dividends or other distributions shall be declared or paid or set apart for payment on any
     Common Securities for any Dividend Period unless all dividends, if any, in respect of the relevant Dividend Period have been declared, at the Dividend
     Rate, and paid in full.

          (vi) The declaration of dividends on the Preferred Securities shall not be authorized in respect of any Dividend Period to the extent that:

                                       30

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               (A) in accordance with applicable Netherlands banking
          regulations, the Guarantor would be limited in making dividends or other payments on its Parity Preferred Shares; or

               (B) (I) the Guarantor has not made or declared any dividend or other payment for the most recent dividend period for which the determination has been made on the Parity Preferred Shares or under the Parity Guarantees and (II) no subsidiary of the Guarantor has made or declared any dividend or other payment for the most recent dividend period for which the determination has been made on any Parity
          Subsidiary Securities.

          (vii) Notwithstanding clause (vi), the Board of Directors shall be authorized to declare dividends at the Dividend Rate in full on the
     Preferred Securities on:

               (x) the four consecutive Dividend Payment Dates contemporaneous with and/or immediately following the date on which the Guarantor or any of its subsidiaries (I) declares or makes a dividend or other payment on the Ordinary Shares that pay dividends annually, or (II)
          redeems, repurchases or otherwise acquires any Ordinary Shares or any
          Parity Securities (other than (A) in connection with transactions effected by or for the account of customers of the Guarantor or any of its subsidiaries or in connection with the distribution, trading or market-making in respect of such securities, (B) in connection with the satisfaction by the Guarantor or any of its subsidiaries of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants, (C) as a result of a reclassification of the capital stock of the Guarantor or any of its subsidiaries or the exchange or conversion of one class or series of such capital stock for another class or series of such capital stock or (D) the purchase of fractional interests in shares of the capital stock of the Guarantor or any of its subsidiaries pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged) for any consideration (or any moneys are paid to or made available for a sinking fund or for redemption of such securities)
          (except by conversion into or in exchange for Ordinary Shares),

               (y) the two consecutive Dividend Payment Dates contemporaneous with and/or immediately following the date on which a dividend or other payment is declared or made on the Ordinary Shares that pay dividends semi-annually, if any, or

                                       31

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               (z) the next Dividend Payment Date that is either contemporaneous with, or immediately following the date on which a dividend or other payment is declared or made on the Ordinary Shares that pay dividends quarterly, if any.

          (viii) Notwithstanding clause (vi), the Board of Directors shall be authorized to declare dividends on a pro rata basis on the Preferred
     Securities on:

               (x) the four consecutive Dividend Payment Dates contemporaneous with and/or immediately following the date on which a dividend or other payment is declared or made on the Parity Securities that pay dividends annually, if any,

               (y) the two consecutive Dividend Payment Dates contemporaneous with and/or immediately following the date on which a dividend or other payment is declared or made on the Parity Securities that pay dividends semi-annually, if any, or

               (z) the next Dividend Payment Date that is either contemporaneous with, or immediately following, the date on which a dividend or other payment is declared or made on the Parity Securities that pay dividends quarterly, if any.

          (ix) Notwithstanding any other provision of this Agreement or the
     Delaware Act, if the Board of Directors does not declare dividends on the
     Preferred Securities, when, and to the extent authorized under clauses
     (vii) or (viii) above, then such dividends on the Preferred Securities shall be deemed declared to the extent authorized, and the Preferred
     Securityholders shall be entitled to receive such dividends without any further act, vote or approval of the Board of Directors, any Securityholder or any other Person.

     (c) Payments of Additional Amounts. All payments in respect of the
Preferred Securities by the Company shall be made without withholding or deduction for or on account of any Relevant Tax, unless the withholding or deduction of such Relevant Tax is required by law. In that event, the Company shall pay, as further dividends, such additional amounts as may be necessary in order that the net amounts received by the Preferred Securityholders after such withholding or deduction will equal the amount which would have been received in respect of the Preferred Securities in the absence of such withholding or deduction (the "Additional Amounts"), except that no Additional Amounts are payable to a Preferred Securityholder (or to a third party on such Preferred
Securityholder's behalf) with respect to any Preferred Securities (i) to the extent that such Relevant Tax is imposed or levied by virtue of such Preferred
Securityholder (or the beneficial owner of such Preferred Securities) or a
Holder

                                       33

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or beneficial owner of Trust Securities having some connection with the
Relevant Jurisdiction, other than being a Preferred Securityholder (or beneficial owner) of such Preferred Securities or a beneficial owner of Trust
Securities (ii) to the extent that such Relevant Tax is imposed or levied by virtue of such Preferred Securityholder (or beneficial owner) or a beneficial owner of Trust Securities not having made a declaration of non-residence in, or other lack of connection with, the Relevant Jurisdiction or any similar claim for exemption, if the Guarantor or its agent has provided the beneficial owner of such Preferred Securities or Trust Securities or its nominee with at least 60 days' prior written notice of an opportunity to make such a declaration or claim, or (iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union
Directive on the taxation of savings implementing the conclusions of the ECOFIN
Council meeting of June 3, 2003 or any law implementing or complying with, or introduced in order to conform to or substantially similar to such Directive.

     (d) Redemption Terms. (i) On or after February 18, 2009, the Preferred
Securities shall be redeemable at the option of the Company, in whole or in part, subject to prior approval of the Guarantor and the Dutch Central Bank, if such approval is required at the time of redemption, at a redemption price of
$25.00 per Preferred Security, plus Additional Amounts, if any, plus any accumulated and unpaid dividends for the then current Dividend Period through the date of redemption ("Redemption Price").

          (ii) If fewer than all the outstanding Preferred Securities are to be redeemed, then the number of Preferred Securities to be redeemed shall be determined by the Board of Directors, and the securities to be redeemed shall be determined by lot or pro rata as may be determined by the Board of
     Directors in its sole discretion to be equitable, provided, that such method satisfies any applicable requirements of any securities exchange on which the Preferred Securities or any Trust Preferred Securities may then be listed and, if the Preferred Securities or Trust Preferred Securities
     are then held by DTC or its nominee in the form of a global security, any applicable requirements of DTC. The Company shall promptly notify the
     Registrar and Transfer Agent for the Preferred Securities in writing of the
     Preferred Securities selected for partial redemption and, in the case of any Preferred Securities selected for partial redemption, the liquidation preference thereof to be redeemed.

          (iii) Upon the occurrence of a Special Redemption Event, the Company shall have the right to redeem the Preferred Securities in whole (but not in part), at any time, subject to prior approval of the Guarantor and the
     Dutch Central Bank, if such approval is required at the time of redemption, at the Redemption Price.

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          (iv) In the event that payment of the Redemption Price in respect of any Preferred Securities is improperly withheld or refused and not paid either by the Company or by the Guarantor pursuant to the LLC Guarantee, dividends on such Preferred Securities, shall continue to accumulate from the date fixed for redemption to the date of actual payment of such
     Redemption Price.

     Any redemption of Preferred Securities, whether at the option of the
Company or upon the occurrence of a Special Redemption Event, shall not require the vote or consent of any of the Preferred Securityholders and may be effected only with the prior approval of the Guarantor and the Dutch Central Bank, if required.

     (e) Redemption Procedures. (i) Notice of any redemption of Preferred
Securities (a "Redemption Notice") will be given by the Board of Directors on behalf of the Company by mail to each Preferred Securityholder to be redeemed not fewer than 30 nor more than 60 days before the date fixed for redemption.
For purposes of the calculation of the date of redemption and the dates on which notices are given pursuant to this Section 10.02(e)(i), a Redemption Notice shall be deemed to be given on the day such notice is first mailed, by first-class mail, postage prepaid, to Preferred Securityholders. Each Redemption
Notice shall be addressed to the Preferred Securityholders at the address of each such Holder appearing in the books and records of the Company. No defect in the Redemption Notice or in the mailing thereof with respect to any Holder shall affect the validity of the redemption proceedings with respect to any other
Holder.

          (ii) If the Company gives a Redemption Notice (which notice will be irrevocable), then by 12:00 noon, New York City time, on the redemption date, the Board of Directors on behalf of the Company (A) if the Preferred
     Securities are in book-entry only form with DTC, will deposit irrevocably with DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price in respect of the Preferred Securities held through DTC in global form or
     (B) if the Preferred Securities are held in certificated form, will deposit with the Paying Agent, funds sufficient to pay the applicable Redemption
     Price of the amount of any such Preferred Securities and will give to the
     Paying Agent irrevocable instructions and authority to pay such amounts to the Preferred Securityholders, upon surrender of their certificates, by check, mailed to the address of the relevant Preferred Securityholder appearing on the books and records of the Company on the redemption date;
     provided, however, that for so long as the Trust or the Property Trustee of the Trust shall hold the Preferred Securities, payment of cash shall be made by wire in same day funds to the Preferred Securityholder by 12:00 noon, New York City time, on the redemption date. Upon satisfaction of the foregoing conditions, then immediately prior to the close of business on the date of

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     such deposit or payment, all rights of Preferred Securityholders so called for redemption will cease, except the right of the Holders to receive the
     Redemption Price, but without interest on such Redemption Price, and from and after the date fixed for redemption, such Preferred Securities will not accumulate dividends or bear interest.

     In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding Business Day (without any accrual of interest or other payment to such next succeeding Business Day), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day (without any reduction in interest or other amounts in respect of any such early payment).

     (f) Liquidation Terms. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Preferred
Securityholders at the time outstanding shall, subject to the limitations described herein, be entitled to receive the liquidation preference of $25.00 per Preferred Security, plus, in each case, accumulated and unpaid dividends for the then current Dividend Period to the date of the final distribution of assets of the Company, in respect of each Preferred Security held out of the assets of the Company available for distribution to Securityholders. Such entitlement shall arise following the liquidation distribution of Intercompany Securities to the Common Securityholders. In addition, the Guarantee Independent Director shall enforce the Contingent Guarantee on behalf of the Company solely for the benefit of the Preferred Securityholders.

     (g) LLC Guarantee. To the extent set forth in the LLC Guarantee, the
Guarantor has agreed to pay to the Preferred Securityholders, as and when due, the Guarantee Payments (as defined in Section 5.01 of the LLC Guarantee). As set forth in the LLC Guarantee, the obligations of the Guarantor under the LLC
Guarantee shall be several and independent of the Company's obligations hereunder. The Preferred Securityholders, by acceptance of such Preferred
Securities, acknowledge and agree to the subordination provisions in, and other terms of, the LLC Guarantee.

     (h) Contingent Guarantee. To the extent set forth in the Contingent
Guarantee, the Guarantor has agreed to pay to the Company, as and when due, the
Contingent Guarantee Payments (as defined in Section 2.01 of the Contingent
Guarantee). The Contingent Guarantee may not be enforced by anyone other than the Guarantee Independent Director, appointed pursuant to and under the circumstances set forth in Section 10.02(i)(iii), acting alone and without the requirement for a vote or consent of the other members of the Board of
Directors. The Guarantee Independent Director may not enforce the Contingent
Guarantee unless a claim has been made by the Guarantee Trustee or a Preferred
Securityholder under the LLC Guarantee or by the Guarantee Trustee or a Holder

                                       35

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of Trust Securities under the Trust Guarantee and any such claim remains unpaid for 180 days or more. The Guarantee Independent Director shall enforce the claim of the Company under the Contingent Guarantee without prejudice to the claims of the Guarantee Trustee or the Preferred Securityholders under the LLC Guarantee or of the Guarantee Trustee or the Holders of Trust Securities under the Trust
Guarantee.

     Upon receipt by the Company of payments from the Guarantor in respect of any claim under the Contingent Guarantee ("Contingent Distribution"), such payments shall be held by the Company separately from all its other assets, as a trust for the sole benefit of the Preferred Securityholders, and the Guarantee
Independent Director shall, acting alone and without the requirement for a vote or consent of the other members of the Board of Directors, have the sole power to cause the Company to distribute the Contingent Distribution pro rata to the
Holders of record of Preferred Securities, as determined in accordance with
Section 10.02(b)(iii), except to the extent any such Holders received payments of a related claim under the LLC Guarantee or the Trust Guarantee.

     (i) Voting Rights. (i) Except as expressly required by applicable law, or except as indicated below, the Preferred Securityholders shall not be entitled to vote. In the event the Preferred Securityholders are entitled to vote as indicated below, each Preferred Security shall be entitled to one vote on matters on which holders of the Preferred Securities are entitled to vote.

          (ii) If for four consecutive Dividend Periods or any six Dividend
     Periods, dividends on the Preferred Securities and any Additional Amounts
     in respect of such dividends have not been paid at the Dividend Rate in full by the Company or by the Guarantor under the LLC Guarantee or the
     Trust Guarantee, the Preferred Securityholders shall be entitled to appoint two Independent Directors to the Board of Directors. Such Independent
     Directors shall be elected by ordinary resolution passed by a majority of the Preferred Securityholders entitled to vote thereon, as determined in accordance with Section 11.01, present in person or by proxy at a separate general meeting of such Preferred Securityholders convened for that purpose
     (which shall be called at the request of any Preferred Securityholder entitled to vote thereon). Any Independent Director so appointed shall vacate office if, in such Independent Director's sole determination, dividends on the Preferred Securities have been paid regularly at the
     Dividend Rate in full by the Company or the Guarantor under the LLC
     Guarantee or the Trust Guarantee for one calendar year and all other amounts due under the LLC Guarantee, the Trust Guarantee and the Contingent
     Guarantee have been paid. Any such Independent Director may be removed with or without cause by, and shall not be removed except by, the vote of a majority of the outstanding Preferred Securities entitled to vote, at a meeting of the Company's Securityholders or of the Preferred
     Securityholders entitled to vote thereon, called for that purpose.

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          (iii) Upon the distribution of the Intercompany Securities to the holders of the Common Securities or upon the occurrence of the non-payment within one day following the making of a claim under the LLC Guarantee by the Guarantee Trustee or a Preferred Securityholder or under the Trust
     Guarantee by the Guarantee Trustee or a Holder of Trust Securities, the
     Preferred Securityholders shall be entitled to appoint one independent director (the "Guarantee Independent Director"). The Guarantee Independent
     Director shall be elected by ordinary resolution passed by a majority of the Preferred Securityholders entitled to vote thereon, as determined in accordance with Section 11.01, present in person or by proxy at a separate general meeting of such Preferred Securityholders convened for that purpose
     (which shall be called at the request of any Preferred Securityholder entitled to vote thereon). Any Guarantee Independent Director so appointed shall vacate office if, in such Guarantee Independent Director's sole determination, the dividends on the Preferred Securities have been paid regularly at the Dividend Rate in full by the Company or the Guarantor under the LLC Guarantee or the Trust Guarantee for one calendar year and all other amounts due under the LLC Guarantee, the Trust Guarantee and the
     Contingent Guarantee have been paid. Any such Guarantee Independent
     Director may be removed by, and shall not be removed except by, the vote of a majority of the outstanding Preferred Securities entitled to vote, at a meeting of the Company's Securityholders, or of the Preferred
     Securityholders entitled to vote thereon, called for that purpose.

     (j) Listing. If the Preferred Securities are distributed to Holders of
Trust Preferred Securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust, the Company shall use its commercially reasonable best efforts to cause the Preferred Securities to be listed on the New York Stock Exchange, Euronext or on such other national securities exchange or similar organization as the Trust Preferred Securities are then listed or quoted on.

     Section 10.03. Substitution of Intercompany Securities for Non-cumulative
Capital Securities.

     (a) Upon the occurrence of a Regulatory Event, the Board of Directors on behalf of Securityholders will, upon notice by the Bank, effect or procure the following contemporaneous exchanges:

          (i) the exchange, in whole but not in part, of the Intercompany
     Securities for Non-cumulative Capital Securities of the Bank having the same liquidation preference as the Preferred Securities to which such
     Non-cumulative Capital Securities relate, paying dividends or distributions at the same rate as the Preferred Securities, payable upon the same distribution payment dates and having other financial terms equivalent in

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     all material respects, as determined in the good faith of the Board of
     Directors, to the Preferred Securities (the "Non-cumulative Capital
     Securities"); provided however, that the Non-cumulative Capital Securities shall accrue dividends from the date which is the last Dividend Payment
     Date for the Preferred Securities occurring prior to such exchange, but will have no rights to receive any accrued Dividends or other payments on the Preferred Securities; and

          (ii) the exchange of the Preferred Securities for Non-cumulative
     Capital Securities to the Preferred Securityholders (a "Substitution
     Event").

     (b) In connection with the exchange of Preferred Securities for
Non-cumulative Capital Securities upon the occurrence of a Substitution Event:

          (i) The Board of Directors shall instruct the Clearing Agency or the
     Preferred Securityholders, as applicable, to deliver the Preferred
     Securities held by them in the form of the relevant Certificate to the
     Company. Any such transaction will not require the consent of Holders (or beneficial owners) of Preferred Securities or any other Person. Each
     Preferred Securityholder hereby irrevocably and unconditionally authorizes the Board of Directors to sign on its behalf any instruction or other document necessary for the purposes of effecting the exchange described in this Section 10.03.

          (ii) The Board of Directors may select any method to effect the delivery of the Non-cumulative Capital Securities to the Preferred
     Securityholders, so long as such method does not result in a materially adverse outcome for such Holders relative to the transactions described in this Section 10.03.

          (iii) Preferred Securityholders will continue to be entitled to receive Dividends and/or any liquidation distributions in respect of the
     Preferred Securities until the exchange is effected as described in this
     Section 10.03.

          (iv) The Board of Directors shall provide to each Holder notice of the exchange of the Preferred Securities for the Non-cumulative Capital
     Securities, but the failure to provide such notice shall not affect the validity of such exchange.

     (c) Immediately following the occurrence of the Substitution Event, the
Company shall be liquidated in accordance with Article 18 of this Agreement.

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                                   Article 11
                               VOTING AND MEETINGS

     Section 11.01. Voting Rights of Preferred Securityholders. (a) Except as
shall be otherwise expressly provided herein, in the By-Laws or as otherwise required by the Delaware Act, the Preferred Securityholders shall have no right or power to vote on any question or matter or in any proceeding or to be represented at, or to receive notice of, any meeting of Securityholders.

     (b) Notwithstanding that Securityholders holding Preferred Securities are entitled to vote or consent under any of the circumstances described in this
Agreement or in the By-Laws, any of the Preferred Securities that are owned by the Guarantor or any Affiliate of the Guarantor, either directly or indirectly, shall not be entitled to vote or consent and shall, for the purposes of such vote or consent, be treated as if they were not outstanding, except for
Preferred Securities purchased or acquired by the Guarantor or its Affiliates in connection with transactions effected by or for the account of customers of the
Guarantor or any of its Affiliates or in connection with the distribution or trading of or market-making in connection with such Preferred Securities;
provided, however, that Persons (other than Affiliates of the Guarantor) to whom the Guarantor or any of its Affiliates have pledged Preferred Securities may vote or consent with respect to such pledged Preferred Securities pursuant to the terms of such pledge.

     Section 11.02. Voting Rights of Common Securityholders. Except as otherwise provided herein, and except as otherwise provided by the Delaware Act, all voting rights of the Securityholders shall be vested exclusively in the Common
Securityholders. The Common Securityholders shall be entitled to one vote per
Common Security upon all matters upon which Common Securityholders have the right to vote. All Common Securityholders shall have the right to vote separately as a class on any matter on which the Common Securityholders have the right to vote, regardless of the voting rights of any other Securityholder.

     Section 11.03. Meetings of the Securityholders. Meetings of the
Securityholders of any class or of all classes of Securities may be called at any time by the Board of Directors as provided by this Agreement or the By-Laws.
Except to the extent otherwise provided, the following provisions shall apply to meetings of Securityholders:

     (a) Securityholders may vote in person or by proxy at such meeting.
Whenever a vote, consent or approval of Securityholders is permitted or required under this Agreement, such vote, consent or approval may be given at a meeting of Securityholders or by written consent;

     (b) Each Securityholder may authorize any Person to act for it by proxy on all matters in which a Securityholder is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every

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proxy must be signed by the Securityholder or its attorney in fact. Every proxy shall be revocable at the pleasure of the Securityholder executing it at any time before it is voted;

     (c) Each meeting of Securityholders shall be conducted by the Board of
Directors or by such other Person that the Board of Directors may designate;

     (d) Any required approval of Preferred Securityholders may be given at a separate meeting of such Preferred Securityholders convened for such purpose or at a meeting of Securityholders of the Company or pursuant to written consent.
The Board of Directors shall cause a notice of any meeting at which Preferred
Securityholders holding Preferred Securities are entitled to vote pursuant to
Section 10.02 or of any matter upon which action may be taken by written consent of such Preferred Securityholders, to be mailed to each holder of record of the
Preferred Securities. Each such notice shall include a statement setting forth
(i) the date of such meeting or the date by which such action is to be taken,
(ii) a description of any action proposed to be taken at such meeting on which such Preferred Securityholders are entitled to vote or of such matters upon which written consent is sought and (iii) instructions for the delivery of proxies or consents; and

     (e) Subject to Section 11.03(d) of this Agreement, the Board of Directors, in their sole discretion, shall establish all other provisions relating to meetings of Securityholders, including notice of the time, place or purpose of any meeting at which any matter is to be voted on by any Securityholders, waiver of any such notice, action by consent without a meeting, the establishment of a record date, quorum requirements, voting in person or by proxy or any other matter with respect to the exercise of any such right to vote.

                                   Article 12
                                    DIVIDENDS

     Section 12.01. Dividends. (a) Subject to the terms of this Article 12,
Preferred Securityholders shall receive dividends or other distributions, if any, in accordance with Article 10 of this Agreement only when, as and if declared by the Board of Directors, if authorized under Section 10.02(b), or deemed declared under Section 10.02(b)(ix), and Common Securityholders shall receive periodic dividends and distributions, subject to Article 10 of this
Agreement and to the provisions of the Delaware Act, when, as and if declared by the Board of Directors, in its discretion. A dividend shall constitute a distribution within the meaning of the Delaware Act.

     (b) A Securityholder shall not be entitled to receive any dividend or other distribution with respect to any dividend payment date (and any such dividend or other distribution shall not be considered due and payable),

                                       40

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irrespective of whether such dividend or other distribution has been declared by the Directors, until such time as the Company shall have funds legally available for the payment of such dividend to such Securityholder pursuant to the terms of this Agreement and the Delaware Act, and notwithstanding any provision of
Section 18-606 of the Delaware Act to the contrary, until such time, a
Securityholder shall not have the status of a creditor of the Company, or the remedies available to a creditor of the Company; provided, however, that a
Preferred Securityholder and a Holder may exercise such rights or remedies as provided herein or in any other agreement or document.

     Section 12.02. Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution (including a dividend) to any Securityholder on account of its
Security if such distribution would violate Section 18-607 of the Delaware Act or other applicable law. No dividends shall be declared and paid on the Common
Securities unless all dividends on the Preferred Securities, if any, whether declared or deemed declared, have been paid in full at the Dividend Rate.

                                   Article 13
                               BOARDS AND RECORDS

     Section 13.01. Financial Statements. The Board of Directors shall, as soon as practicable after the end of each Fiscal Year, cause to be prepared and mailed to each Preferred Securityholder and each Common Securityholder of record the audited financial statements of the Company for such Fiscal Year prepared in accordance with U.S. generally accepted accounting principles.

     Section 13.02. Limitation on Access to Records. Notwithstanding any
provision of this Agreement, the Board of Directors may, to the maximum extent permitted by law, keep, or cause to be kept, confidential from the Preferred
Securityholders, for such period of time as the Board of Directors deems reasonable, any information the disclosure of which the Board of Directors reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Board of Directors in good faith reasonably believes is not in the best interest of the Company or could damage the Company or its business or which the Company or the Board of Directors is required by law or by an agreement with any Person to keep confidential.

     Section 13.03. Accounting Method. For both financial and tax reporting purposes and for purposes of determining profits and losses, the books and records of the Company shall be kept on the accrual method of accounting applied in a consistent manner and shall reflect all Company transactions and be appropriate and adequate for the Company's business.

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     Section 13.04. Annual Audit. As soon as practicable after the end of each
Fiscal Year, but not later than 90 days after such end, the financial statements of the Company shall be audited by a firm of independent certified public accountants selected by the Board of Directors, and such financial statements shall be accompanied by a report of such accountants containing their opinion.
The cost of such audits shall be an expense of AANAH and paid by AANAH.

                                   Article 14
                                   TAX MATTERS

     Section 14.01. Company Tax Returns. (a) AANAH is hereby designated as the
Company's "Tax Matters Partner" under Section 6231(a)(7) of the Code and shall have all the powers and responsibilities of such position as provided in the
Code. The Tax Matters Partner is specifically directed and authorized to take whatever steps the Tax Matters Partner, in its discretion, deems necessary or desirable to perfect such designation, including filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under the Treasury Regulations. Expenses incurred by the
Tax Matters Partner in its capacity as such shall be borne by the Company.

     (b) The Tax Matters Partner shall cause to be prepared and timely filed all tax returns required to be filed by the Company. The Tax Matters Partner may, in its discretion, cause the Company to make or refrain from making any federal, state or local income or other tax elections for the Company that it deems necessary or advisable, including, without limitation, any election under
Section 754 of the Code or any successor provision.

     Section 14.02. Tax Reports. The Tax Matters Partner shall, as promptly as practicable and in any event within 90 days of the end of each Fiscal Year, cause to be prepared and mailed by the Company to each Preferred Securityholder of record Internal Revenue Service Schedule K-1 and any other forms that are necessary or advisable in order to permit the Securityholders to comply with
U.S. federal and any other income tax requirements.

     Section 14.03. Taxation as a Partnership. The Company shall take any necessary steps to be treated as a partnership for U.S. federal income tax purposes and shall not file any election to be treated as anything other than a partnership for such purposes.

     Section 14.04. Taxation of Securityholders. As provided in Section 7.04(b), gross income shall be allocated to the Preferred Securityholders on a daily accrual basis. The Securityholders intend that allocations of income and loss for U.S. federal income tax purposes be consistent with the economic allocations of income under this Agreement.

                                       42

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                                   Article 15
                                    EXPENSES

     Section 15.01. Expenses. Pursuant to the Services Agreement, LBC shall be responsible for, and shall pay, all expenses of the Company, including, without limitation:

     (a) all costs and expenses related to the business of the Company and all routine administrative expenses of the Company, including the maintenance of books and records of the Company, the preparation and dispatch to the
Securityholders of checks, financial reports, tax returns and notices required pursuant to this Agreement and the holding of any meetings of the
Securityholders;

     (b) all expenses incurred in connection with any litigation involving the
Company (including the cost of any investigation and preparation) and the amount of any judgment or settlement paid in connection therewith (other than expenses incurred by any Director in connection with any litigation brought by or on behalf of any Securityholder against such Director);

     (c) all expenses for indemnity or contribution payable by the Company to any Person;

     (d) all expenses incurred in connection with the collection of amounts due to the Company from any Person;

     (e) all expenses incurred in connection with the preparation of amendments or restatements to this Agreement; and

     (f) all expenses incurred in connection with the liquidation, dissolution, winding up or termination of the Company.

                                   Article 16
         TRANSFERS OF SECURITIES BY SECURITYHOLDERS AND RELATED MATTERS

     Section 16.01. Right of Assignee to Become a Preferred Securityholder. An
assignee shall become a Preferred Securityholder upon compliance with the provisions of Section 16.05 of this Agreement.

     Section 16.02. Events of Cessation of Security Ownership. A Person shall cease to be a Securityholder upon the lawful assignment of all of its Securities
(including any redemption or other repurchase by the Company) or as otherwise provided herein.

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     Section 16.03. Persons Deemed Preferred Securityholders. The Company may
treat the Person in whose name any Preferred Securities Certificate shall be registered on the books and records of the Company as the sole holder of such
Preferred Securities Certificate and of the Preferred Securities represented by such Preferred Securities Certificate for purposes of receiving dividends or other distributions and for all other purposes whatsoever and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Preferred Securities Certificate or in the Preferred Securities represented by such Preferred Securities Certificate on the part of any other Person, whether or not the Company shall have actual or other notice thereof.
Notwithstanding the foregoing or anything to the contrary herein, the Company agrees that at any time that the Trust shall be a holder of any Preferred
Securities, each holder of a preferred certificate issued by the Trust shall, upon presentation to the Company or the Registrar of reasonable evidence thereof, have the right to the fullest extent permitted by law and without the need for any other action of any other person, including the trustee under the
Trust and any other holder of any other of such preferred certificates, to enforce in the name of the Trust the Trust's rights under the Preferred
Securities represented by the preferred certificates of such holder.

     Section 16.04. The Preferred Certificates. (a) The Preferred Certificates
shall be issued in minimum denominations of $25.00 liquidation preference and integral multiples thereof. Each Preferred Certificate shall be signed, manually, by the President, any Vice President or the Secretary of the Company.
Preferred Certificates bearing the signatures of individuals who were, at the time when such signatures shall have been affixed, authorized to sign on behalf of the Company shall be validly issued notwithstanding that such individuals or any of them shall have ceased to be so authorized prior to the delivery of such
Preferred Certificates or did not hold such offices at the date of delivery of such Preferred Certificates. A transferee of a Preferred Certificate shall become a Securityholder upon due registration of such Preferred Certificate in such transferee's name pursuant to Section 16.05.

     (b) Unless and until the Company issues a global Preferred Certificate pursuant to Section 16.07, the Company shall only issue definitive Preferred
Certificates to the Preferred Securityholders.

If the Preferred Securities are distributed to Holders of the Trust Preferred
Securities in book-entry form in connection with the dissolution, winding up, termination or liquidation of the Trust, the Company shall cause the Preferred
Securities to be issued in one or more global certificates pursuant to Section
16.07 and registered pursuant to Section 16.05 in the name of DTC, as depositary, or its nominee.

     Section 16.05. Transfer of Preferred Certificates. (a) The Board of
Directors shall provide for the registration of Preferred Certificates and of transfers of Preferred Certificates in a record thereof (the "Securities
Register")

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and shall appoint a securities registrar (the "Registrar") and transfer agent
(the "Transfer Agent") to act on its behalf; provided, however, that without any action on the part of the Board of Directors being necessary, the Manager
Trustee is hereby appointed as the initial Registrar and Transfer Agent. Subject to the other provisions of this Article 16, upon surrender for registration of transfer of any Preferred Certificate, the Board of Directors shall cause one or more new Preferred Certificates to be issued in the name of the designated transferee or transferees. Every Preferred Certificate surrendered for registration of transfer shall be accompanied by a written instrument of transfer in form satisfactory to the Board of Directors duly executed by the
Preferred Securityholder or his or her attorney duly authorized in writing. Any registration of transfer shall be effected upon the Transfer Agent being satisfied with the documents of title and identity of the person making the request, upon the receipt by the transfer agent of any applicable certificate relating to transfer restrictions as described below, and subject to such reasonable regulations as the Company may from time to time establish. Each
Preferred Certificate surrendered for registration of transfer shall be canceled by the Board of Directors. A transferee of a Preferred Securities Certificate shall be admitted to the Company as a Preferred Securityholder and shall be entitled to the rights and subject to the obligations of a Preferred
Securityholder hereunder upon receipt by such transferee of a Preferred
Certificate. By acceptance of a Preferred Certificate, each transferee shall be bound by this Agreement. The transferor of a Preferred Certificate, in whole, shall cease to be a Preferred Securityholder at the time that the transferee of such Preferred Certificate is admitted to the Company as a Preferred
Securityholder in accordance with this Section 16.05.

     (b) Upon surrender for registration of transfer of any Preferred
Certificate at the office or agency of the Company or the Registrar maintained for that purpose (the "Administrator") the Company shall deliver or cause to be delivered to the Registrar in a form duly executed on behalf of the Company in the manner provided for in Section 16.05(a) and the Registrar shall countersign in the manner provided in and to the extent required by Section 16.05(a) and deliver, in the name of the designated transferee or transferees, one or more new Preferred Certificates in authorized denominations of a like aggregate liquidation amount dated the date of execution by such Administrator.

     The Registrar shall not be required (i) to issue, register the transfer of or exchange any Preferred Security during a period beginning at the opening of business 15 days before the day of selection for redemption of such Preferred
Security and ending at the close of business on the day of mailing of the notice of redemption, or (ii) to register the transfer of or exchange any Preferred
Security so selected for redemption in whole or in part, except, in the case of any such Preferred Security to be redeemed in part, any portion thereof not to be redeemed.

     No service charge shall be made for any registration of transfer or exchange of Preferred Certificates, but the Registrar may require payment of a

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sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Preferred Certificates.

     Section 16.06. Mutilated, Destroyed, Lost or Stolen Preferred Certificates.
If (a) any mutilated Preferred Certificate shall be surrendered to the
Registrar, or if the Registrar shall receive evidence to its satisfaction of the destruction, loss or theft of any Preferred Certificate, and (b) there shall be delivered to the Registrar and the Company such security or indemnity as may be required by them to save each of them harmless, then in the absence of notice that such Preferred Certificate shall have been acquired by a bona fide purchaser, the Company shall sign, the Registrar shall countersign to the extent required under Section 16.04(a), and the Company and the Registrar shall make available for delivery (all in the manner provided for in Section 16.04), in exchange for or in lieu of any mutilated, destroyed, lost or stolen Preferred
Certificate, a new Preferred Certificate of like class, tenor and denomination.
In connection with the issuance of any new Preferred Certificate under this
Section 16.06, the Company or the Registrar may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Any duplicate Preferred Certificate issued pursuant to this Section shall constitute conclusive evidence of a limited liability company interest in the Company corresponding to that evidenced by the lost, stolen or destroyed Preferred Certificate, as if originally issued, whether or not the lost, stolen or destroyed Preferred Certificate shall be found at any time.

     Section 16.07. Book-entry Provisions.

     (a) General. The provisions of this Section 16.07 shall apply only in the even that the Preferred Securities are distributed to the Holder of Trust
Securities in book-entry form in connection with the voluntary or involuntary dissolution, winding up, termination or liquidation of the Trust. Upon the occurrence of such an event, a global Preferred Certificate representing the
Book-Entry Interests shall be delivered to DTC, as the initial Clearing Agency, by or on behalf of the Company, and any previously issued and still outstanding definitive Preferred Certificates shall be of no further force and effect. The global Preferred Certificate shall initially be registered on the books and records of the Company in the name of Cede & Co., the nominee of DTC, and no
Preferred Securityholder will receive a new definitive Preferred Certificate representing such Holder's interests in such Preferred Certificate, except as provided in Section 16.07(c). In connection with the involuntary or voluntary dissolution, winding-up, termination or liquidation of the Trust, Cede & Co., the nominee of DTC, shall automatically be admitted to the Company as a
Preferred Securityholder. Receipt of the global Preferred Certificate shall be deemed to constitute a request by Cede & Co., the nominee of DTC, that the books and records of the Company reflect its admission as a Preferred Securityholder.
Unless and until new definitive, fully registered Preferred Certificates have been issued to the Preferred Securityholders pursuant to Section 16.07(c):

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          (i) The provisions of this Section shall be in full force and effect;

          (ii) The Company, the Board of Directors, the Manager Trustee, the
     Guarantee Independent Director, if any, and the Registrar and Transfer
     Agent shall be entitled to deal with the Clearing Agency for all purposes of this Agreement (including the payment of dividends, Redemption Price, the Contingent Distribution and liquidation distributions and receiving approvals, votes or consents hereunder) as the Preferred Securityholder and the sole holder of the Preferred Certificates and shall have no obligation to any other Preferred Securityholders;

          (iii) None of the Company, the Trust, the Board of Directors, the
     Manager Trustee, the Guarantee Independent Director, if any, or any agents of any of the foregoing shall have any liability or responsibility for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global Preferred Certificate for such beneficial ownership interests or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests; and

          (iv) Except as provided in Section 16.07(c) below, the Preferred
     Securityholders will not be entitled to receive physical delivery of the
     Preferred Securities in definitive form and will not be considered Holders thereof for any purpose under this Agreement, and no global Preferred
     Certificate representing Preferred Securities shall be exchangeable, except for another global Preferred Certificate of like denomination and tenor to be registered in the name of DTC or Cede & Co., or to a successor depositary or its nominee. Accordingly, each Preferred Securityholder must rely on the procedures of DTC or if such person is not a Participant, on the procedures of the Participant through which such person owns its interest to exercise any rights of a Preferred Securityholder under the
     Agreement.

     (b) Notices To Clearing Agency. Whenever a notice or other communication to the Preferred Securityholders is required under this Agreement, unless and until definitive Preferred Certificates shall have been issued to the Preferred
Securityholder pursuant to Section 16.07(c), the Company, the Board of
Directors, the Manager Trustee and the Guarantee Independent Director, if any,
shall give all such notices and communications specified herein to be given to the Preferred Securityholders to the Clearing Agency, and shall have no obligations to any other Preferred Securityholders.

     (c) Definitive Preferred Certificates. Definitive Preferred Certificates
shall be prepared by the Company and exchangeable for the global Preferred
Certificate if and only if (i) the depositary (A) notifies the Company that it is unwilling or unable to continue its services as a securities depositary and no

                                       47

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successor depositary shall have been appointed or (B) at any time, ceases to be a Clearing Agency registered under the Exchange Act at such time as the depositary is required to be so registered to act as such depositary, or (ii)
there shall have occurred and be continuing an Event of Default (as defined in the Trust Guarantee or the LLC Guarantee) or any event which after notice or lapse of time or both would be an Event of Default (as defined in the Trust
Guarantee or the LLC Guarantee) under the Trust Guarantee or the LLC Guarantee.
Upon surrender of the global Preferred Certificate representing the Book-Entry
Interests by the Clearing Agency, accompanied by registration instructions, the
Board of Directors or authorized Officer shall cause definitive Preferred
Certificates to be delivered to Preferred Securityholders in accordance with the instructions of the Clearing Agency. None of the Board of Directors, authorized
Officers and the Company shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Any Person receiving a definitive Preferred Certificate in accordance with this Section 16.07 shall be admitted to the Company as a
Preferred Securityholder upon receipt of such definitive Preferred Certificate and shall be registered on the books and records of the Company as a Preferred
Securityholder. The Clearing Agency or the nominee of the Clearing Agency, as the case may be, shall cease to be a Preferred Securityholder under this Section
16.07(c) at the time that at least one additional Person is admitted to the
Company as a Preferred Securityholder in accordance herewith. The definitive
Preferred Certificates shall be printed, lithographed or engraved or may be produced in any other manner as may be required by any national securities exchange on which Preferred Securities may be listed and is reasonably acceptable to any Officer of the Company, as evidenced by his or her execution thereof.

     Section 16.08. Transfer of Common Securities. AANAH, as the initial holder of the Common Securities shall have the right to transfer the Common Securities to the Guarantor, the Bank or any one or more Qualified Subsidiaries. No Person other than the Guarantor, the Bank, AANAH or one or more Qualified Subsidiaries is permitted to own the Common Securities.

                                   Article 17
           MERGERS, CONSOLIDATIONS AND SALES; INTERCOMPANY SECURITIES

     Section 17.01. The Company. The Company may not consolidate, convert, amalgamate, or merge with or into, be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described below. The Company may, without the consent of the Preferred Securityholders, consolidate, convert, amalgamate, or merge with or into, or be replaced by a limited partnership, limited liability company or trust organized as such under the laws of any state of United States of America, provided that (i) such successor entity either (x) expressly assumes all of the

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obligations of the Company under the Preferred Securities or (y) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor
Securities are not junior to any equity securities of the successor entity, with respect to participation in the profits, distributions and assets of the successor entity, except that they may rank junior to the Common Securities or any common equity securities of the successor entity to the same extent that the
Preferred Securities rank junior to the Common Securities, (ii) the Bank expressly acknowledges such successor entity as the holder of the Intercompany
Securities, (iii) the Preferred Securities or any Successor Securities are
listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the
Preferred Securities, if so listed, are then listed, (iv) such merger, consolidation, amalgamation, conversion or replacement does not cause the Trust
Preferred Securities (or, in the event that the Trust is liquidated, the
Preferred Securities (including any Successor Securities)) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation, conversion or replacement does not adversely affect the powers, preferences and other special rights of the holders of the Trust
Preferred Securities or Preferred Securities (including any Successor
Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of the Company, (vii) prior to such merger, consolidation, amalgamation, or conversion or replacement, the Company has received an opinion of nationally recognized law firm experienced in such matters to the effect that (A) such successor entity will be treated as a partnership, and will be not classified as an association or a publicly traded partnership taxable as a corporation, for United States federal income tax purposes, (B) such merger, consolidation, amalgamation, conversion or replacement would not cause the Trust to be classified as other than a grantor trust for United States federal income tax purposes, (C) following such merger, consolidation, amalgamation, conversion or replacement, such successor entity will not be required to register under the 1940 Act and (D) such merger, consolidation, amalgamation, conversion or replacement will not adversely affect the limited liability of the holders of the Preferred Securities and (viii) the
Guarantor guarantees the obligations of such successor entity under the
Successor Securities at least to the extent provided by the LLC Guarantee with respect to the Preferred Securities.

     Section 17.02. Intercompany Securities. (a) The Company may reinvest the proceeds from the Initial Intercompany Securities upon maturity or redemption thereof in Successor Intercompany Securities, provided that such reinvestment will not cause the Company to be considered to be an "investment company" within the meaning of the 1940 Act.

     (b) The Company may not transfer the Intercompany Securities, except to a holder of the Common Securities upon liquidation of the Company.

                                       49

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                                   Article 18
                    DISSOLUTION, LIQUIDATION AND TERMINATION

     Section 18.01. No Dissolution. The Company shall not be dissolved by the admission of Securityholders. The death, insanity, retirement, resignation, expulsion, bankruptcy or dissolution of a Securityholder, or the occurrence of any other event which terminates the continued membership of a Securityholder in the Company, shall not in and of itself cause the Company to be dissolved and its affairs wound up. Upon the occurrence of any such event, the business of the
Company shall be continued without dissolution. The bankruptcy of a
Securityholder (as defined in Sections 18-101(1) and 18-304 of the Delaware Act)
shall not cause a Securityholder to cease to be a member of the Company, and upon the occurrence of any such event the existence of the Company shall continue without dissolution.

     Section 18.02. Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

     (a) a decree or order by a court having jurisdiction in the premises shall have been entered adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of the Company under any applicable federal or state bankruptcy or similar law, and such decree or order shall have continued undischarged and unstayed for a period of 90 days; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, trustee, assignee, sequestrator or similar official in bankruptcy or insolvency of the Company or of all or substantially all of its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of
90 days or the Company shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization, arrangement, adjustment or composition under any applicable federal or state bankruptcy or similar law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver, liquidator, trustee, assignee, sequestrator or similar official in bankruptcy or insolvency of the
Company or of all or substantially all of its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due and its willingness to be adjudged a bankrupt, or corporate action shall be taken by the Company in furtherance of any of the aforesaid purposes;

     (b) the entry of a decree of judicial dissolution of the Company under
Section 18-802 of the Delaware Act;

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     (c) the entry of a judgment initiating judicial liquidation in respect of the Guarantor or the Bank under Netherlands law or any other liquidation of the
Guarantor or the Bank under Netherlands law;

     (d) in connection with the redemption, repurchase or exchange of all outstanding Preferred Securities; or

     (e) the written consent of all Securityholders.

     Notwithstanding the foregoing, the Company shall, to the fullest extent permitted by law, not be dissolved until all claims under the LLC Guarantee, the
Trust Guarantee and the Contingent Guarantee shall have been paid in full pursuant to the terms of the LLC Guarantee, the Trust Guarantee or the
Contingent Guarantee, as the case may be, and the Contingent Distribution, if any, shall have been made.

     Section 18.03. Notice of Dissolution. Upon the dissolution of the Company, the Board of Directors shall promptly notify the Securityholders of such dissolution.

     Section 18.04. Liquidation. Upon dissolution of the Company, the Board of
Directors or, in the event that the dissolution is caused by an event described in Sections 18.02(b) or (c) of this Agreement and there are no Directors, a
Person or Persons who may be approved by the Preferred Securityholders holding not less than a 66-2/3% in liquidation amount of the Preferred Securities, as liquidating trustees, shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to minimize the losses attendant upon a liquidation. The proceeds of liquidation shall be distributed, as realized, in the manner provided in Section 18-804 of the Delaware Act.

     Section 18.05. Termination. The Company shall terminate when all of the assets of the Company have been distributed in the manner provided for in this
Article 18, and the Certificate shall have been canceled in the manner required by the Delaware Act.

                                   Article 19
                                  MISCELLANEOUS

     Section 19.01. Amendments. This Agreement may only be amended by a written instrument executed by an Officer designated by the Board of Directors without the consent of any Preferred Securityholder; provided, however, that no amendment shall be made, and any such purported amendment shall be void and ineffective, to the extent either that such amendment (a) would have a material

                                       51

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adverse effect on a Preferred Securityholder or a Holder or beneficial owner of
Trust Securities (including, without limitation, amendments to Sections 9.02 and
9.07), (b) would result in the Company being deemed to be required to register under the 1940 Act, (c) would result in causing the Company to be treated as anything other than a partnership that is not a publicly traded partnership for purposes of United States federal income taxation, or (d) has not received the prior requisite approval of the holders of the Preferred Securityholders, as may be expressly provided in this Agreement or the By-Laws.

     Notwithstanding anything to the contrary in this Agreement, for so long as any Preferred Security remains outstanding, the Board of Directors shall not cause, or permit, any amendment to Section 10.02(b), 10.02(h), or 10.02(i)(iii)
of this Agreement, unless such amendment shall have received the prior unanimous approval of all Preferred Securityholders entitled to give such approval, as determined in accordance with Section 11.01.

     Section 19.02. Amendment of Certificate. In the event this Agreement shall be amended pursuant to Section 19.01, the Board of Directors shall cause the
Certificate to be amended to reflect such change if it deems such amendment of the Certificate to be necessary or appropriate.

     Section 19.03. Successors. This Agreement shall be binding as to the executors, administrators, estates, heirs and legal successors, or nominees or representatives, of the Securityholders.

     Section 19.04. Law; Severability. THIS AGREEMENT AND THE RIGHTS OF PARTIES
HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE
STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS. In
particular, this Agreement shall be construed to the maximum extent possible to comply with all of the terms and conditions of the Delaware Act. If, nevertheless, it shall be determined by a court of competent jurisdiction that any provisions or wording of this Agreement shall be invalid or unenforceable under the Delaware Act or other applicable law, such invalidity or unenforceability shall not invalidate the entire Agreement. In that case, this
Agreement shall be construed so as to limit any term or provision so as to make it enforceable or valid within the requirements of applicable law, and, in the event such term or provisions cannot be so limited, this Agreement shall be construed to omit such invalid or unenforceable provisions. If it shall be determined by a court of competent jurisdiction that any provision relating to the distributions and allocations of the Company or to any fee payable by the
Company is invalid or unenforceable, this Agreement shall be construed or interpreted so as (a) to make it enforceable or valid and (b) to make the distributions and allocations as closely equivalent to those set forth in this
Agreement as is permissible under applicable law.

                                       52

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     Section 19.05. Filings. Following the execution and delivery of this
Agreement, the Board of Directors shall cause to be promptly prepared any documents required to be filed and recorded under the Delaware Act, and the
Board of Directors shall cause to be promptly filed and recorded each such document in accordance with the Delaware Act and, to the extent required by local law, to be filed and recorded or notice thereof to be published in the appropriate place in each jurisdiction in which the Company may hereafter establish a place of business. The Board of Directors shall also promptly cause to be filed, recorded and published such statements of fictitious business name and any other notices, certificates, statements or other instruments required by any provision of any applicable law of the United States or any state or other jurisdiction which governs the conduct of its business from time to time.

     Section 19.06. Power of Attorney. Each Securityholder does hereby constitute and appoint each Person specifically authorized by the Board of
Directors to act as its true and lawful representative and attorney in fact, in its name, place and stead to make, execute, sign, deliver and file (a) any amendment of the Certificate required because of an amendment to this Agreement or in order to effectuate any change in the ownership of the Securities of the
Company, (b) any amendments to this Agreement made in accordance with the terms hereof and (c) all such other instruments, documents and certificates which may from time to time be required by the laws of the United States of America, the
State of Delaware or any other jurisdiction, or any political subdivision or agency thereof, to effectuate, implement and continue the valid and subsisting existence of the Company or to dissolve the Company or for any other purpose consistent with this Agreement and the transactions contemplated hereby.

     The power of attorney granted hereby is coupled with an interest and shall
(a) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination or bankruptcy of the Securityholder granting the same or the transfer of all or any portion of such Securityholder's Preferred
Securities and (b) extend to such Securityholder's successors, assigns and legal representatives.

     Section 19.07. Exculpation. (a) No Director or Officer shall have personal liability to the Company or the Securityholders for monetary damages for breach of, in the case of a Director, such Director's fiduciary duty (if any) or, in the case of a Director or an Officer, for any act or omission performed or omitted by such Director or Officer in good faith on behalf of the Company, and in a manner such Director or Officer reasonably believed to be within the scope of the authority conferred on such Director or Officer by this Agreement or by law, except for such Director's or Officer's gross negligence or willful misconduct.

     (b) Each Director and Officer shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters such
Director or Officer reasonably believes are within such other Person's

                                       53

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professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which distributions to Securityholders might properly be paid.

     Section 19.08. Indemnification. To the fullest extent permitted by applicable law, each Director and Officer shall be entitled to indemnification from AANAH for any loss, damage, claim or expense (including reasonable attorney's fees) incurred by such Director or Officer by reason of any act or omission performed or omitted by such Director or Officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Director or Officer by this Agreement, except with respect to any act or omission determined by a court of competent jurisdiction to have constituted gross negligence or wilful misconduct of such
Director or Officer.

     Section 19.09. Notices. All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by registered or certified mail, as follows:

          (i) If given to the Company, at the Company's mailing address set forth:

         ABN AMRO Capital Funding LLC VII
         c/o ABN AMRO North America Holding Company
         135 South LaSalle Street
         Chicago, Illinois 60603
         Facsimile No.: 312-904-5150
         Attention:  Chief Legal Officer, LaSalle Bank Corporation

          (ii) If given to any Securityholder, at the address set forth in the
     Securities Register.

Each such notice, request or other communication shall be effective (a) if given by telecopier, when transmitted to the number specified in such Securities
Register and the appropriate confirmation is received, (b) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid, or (c) if given by any other means, when delivered at the address specified in the Securities Register.

                           [SIGNATURE PAGE TO FOLLOW]

                                       54

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          IN WITNESS WHEREOF, this Agreement is executed as of the date first above stated.

                                            ABN AMRO NORTH AMERICA
                                              HOLDING COMPANY

                                            By: /s/ J. Sirota
                                               ---------------------------------
                                               Name:  J. Sirota
                                               Title: Vice President

                                            ABN AMRO CAPITAL FUNDING TRUST VII

                                            By: /s/ J. Sirota
                                               ---------------------------------
                                               Name:  J. Sirota
                                               Title: Vice President

                                            BNY MIDWEST TRUST COMPANY,
                                              as Manager Trustee

                                            By: /s/ Mary Callahan
                                               ---------------------------------
                                               Name:  Mary Callahan
                                               Title: Assistant Vice President

[Amended and Restated LLC Agreement]

--------------------------------------------------------------------------------

                                                                         Annex A
                                                     to the Amended and Restated
                                             Limited Liability Company Agreement

                                     BY-LAWS

                                       OF

                        ABN AMRO Capital Funding LLC VII

     These By-laws have been established as the By-laws of ABN AMRO Capital
Funding LLC VII, a Delaware limited liability company (the "Company"), pursuant to the Amended and Restated Limited Liability Company Agreement, dated as of
February 18, 2004 (as from time to time amended, modified or supplemented, the
"Agreement"), pursuant to which the Company's existence has been continued, and, together with the Agreement and the other annexes thereto, are deemed to be the limited liability company agreement of the Company for purposes of the Delaware
Act. In the event of any inconsistency between the Agreement and these By-laws, the provisions of the Agreement shall control.

     Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

                                   Article 1
                                 SECURITYHOLDERS

     Section 1.01. Annual Meetings. An annual meeting of Securityholders, if any, shall be held at such date, time and place either within or without the
State of Delaware if and as may be decided and designated by the Board of
Directors from time to time. Any other proper business may be transacted at the annual meeting.

     Section 1.02. Special Meetings. Special meetings of Securityholders may be called at any time by the Chairman of the Board, if any, the President, the
Board of Directors or any of the Independent Directors, if any, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting. A special meeting of Securityholders shall be called by the Secretary upon the written request, stating the purpose of the meeting, of Securityholders who together own of record a majority of the
Securities entitled to vote at such meeting.

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     Section 1.03. Notice of Meetings. Whenever Securityholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each Securityholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Securityholder at such Securityholder's address as it appears on the records of the Company.

     Section 1.04. Adjournments. Any meeting of Securityholders, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Securityholder of record entitled to vote at the meeting.

     Section 1.05. Quorum. At each meeting of Securityholders, except where otherwise provided by law or the Agreement or these By-laws, the holders of at least 50% of the Securities entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. In the absence of a quorum of the holders of Securities entitled to vote on a matter, the holders of a majority of the Securities present or represented may adjourn such meeting from time to time in the manner provided by Section 1.04 of these By-laws until a quorum shall be so present or represented. Securities other than Common
Securities belonging on the record date for the meeting to the Guarantor or an
Affiliate of the Guarantor shall neither be entitled to vote nor be counted for quorum purposes.

     Section 1.06. Organization. Meetings of Securityholders shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the President, or in the absence of the President by a Vice
President, or in the absence of the foregoing persons, by a chairman designated by the Board of Directors, or in the absence of such designation, by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an
Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

     Section 1.07. Voting; Proxies. Unless otherwise provided in the Agreement, each Securityholder entitled to vote at any meeting of Securityholders shall have voting power proportionate to the outstanding amount, based on initial

                                       2

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issue price, of the Securities held by such Securityholder that have voting power upon the matter in question. Each Securityholder entitled to vote at a meeting of Securityholders or to express consent or dissent to action in writing without a meeting may authorize another person or persons to act for such
Securityholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the Securities themselves or an interest in the
Company generally. A Securityholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company. Voting at meetings of
Securityholders need not be by written ballot unless the holders of a majority of the outstanding Securities entitled to vote thereon present in person or represented by proxy at such meeting shall so determine. Directors shall be designated, removed and replaced as provided in the Agreement and Article II hereof. Other than in the case of any matter expressly set forth in the
Agreement for which a higher vote is required, the affirmative vote of the holders of a majority of the Securities present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the Securityholders.

     Section 1.08. Fixing Date for Determination of Securityholders of Record.
In order that the Company may determine the Securityholders entitled to notice of or to vote at any meeting of Securityholders or any adjournment thereof, the
Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the
Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the
Board of Directors, the record date for determining Securityholders entitled to notice of or to vote at a meeting of Securityholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Securityholders of record entitled to notice of or to vote at a meeting of Securityholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     In order that the Company may determine the Securityholders entitled to consent to action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining

                                        3

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Securityholders entitled to consent to action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to
(a) its registered office in the State of Delaware, (b) its principal place of business, or (c) an Officer or agent of the Company having custody of the book in which proceedings of meetings of Securityholders are recorded. Delivery made to the Company's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining Securityholders entitled to consent to action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

     In order that the Company may determine the Securityholders entitled to receive payment of any distribution or allotment of any rights or the
Securityholders entitled to exercise any rights in respect of any exchange of
Securities, or for the purpose of any other lawful action, the Board of
Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining Securityholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

     Section 1.09. List of Securityholders Entitled to Vote. The Secretary shall prepare and make, at least ten days before every meeting of Securityholders, a complete list of the Securityholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Securityholder and the amount of Securities registered in the name of each Securityholder. Such list shall be open to the examination of any Securityholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any Securityholder who is present.

     Section 1.10. Consent of Securityholders in Lieu of Meeting. Unless
otherwise provided in the Agreement or by law, any action required by law to be taken at any annual or special meeting of Securityholders of the Company, or any action which may be taken at any annual or special meeting of such
Securityholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Securities having not less than the minimum number of votes that would be necessary to authorize or take such

                                        4

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action at a meeting at which all Securities entitled to vote thereon were present and voted and shall be delivered to the Company by delivery to (a) its registered office in the State of Delaware by hand or by certified mail or registered mail, return receipt requested, (b) its principal place of business, or (c) an Officer or agent of the Company having custody of the book in which proceedings of meetings of Securityholders are recorded. Every written consent shall bear the date of signature of each Securityholder who signs the consent and no written consent shall be effective to take the action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this By-Law to the Company, written consents signed by holders representing a sufficient amount of Securities to take action are delivered to the Company by delivery to (a) its registered office in the State of Delaware by hand or by certified or registered mail, return receipt requested, (b) its principal place of business, or (c) an Officer or agent of the Company having custody of the book in which proceedings of meetings of Securityholders are recorded. Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to those Securityholders who have not consented in writing.

                                   Article 2
                               BOARD OF DIRECTORS

     Section 2.01. Number; Powers; By-laws. The business and affairs of the
Company shall be managed by or under the direction of a Board composed initially of four Directors and thereafter of not less than four nor more than seven
Directors. Except as provided in the Agreement, Directors shall be designated, approved or elected by the Common Securityholder. The Board shall manage the business and affairs of the Company and may exercise all powers in connection therewith, and except for such powers as are required to be exercised by
Securityholders, all in accordance with the Agreement, these By-laws and applicable law. Except for the Guarantee Independent Director with respect to the enforcement of the Contingent Guarantee and the Contingent Distribution and
except to the extent that the Board or the Securityholders confer such authority on a Director, no Director shall have the authority to bind the Company.

     Section 2.02. Voting Power. Each Director (other than the Guarantee
Independent Director) shall, in the consideration of any matter by the Board, have a single vote at the time such vote is taken or made (whether at a meeting or by written consent). Except where a greater percentage approval may be provided for herein or in the Agreement or by law, an action shall be deemed approved by the Board only if it has been approved by a majority of the
Directors.

     Section 2.03. Quorum. At all meetings of the Board, the presence of at least a majority of Directors shall constitute a quorum for the transaction of business. In case at any meeting of the Board a quorum shall not be present, any

                                        5

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Director present may adjourn the meeting from time to time until a quorum shall be present.

     Section 2.04. Designation; Removal; Replacement. The term of office of a
Director shall be until the earliest of the following events: (i) his or her successor is designated or (ii) he or she resigns or is removed. Any Director
(other than an Independent Director or a Guarantee Independent Director) may be
removed, with or without cause by a majority vote of the Common Securityholders.
In the event of the resignation, removal or death of a Director, such Director shall be replaced by another person designated by a majority vote of the Common
Securityholders. Any Director may resign at any time upon written notice to the
Board of Directors or to the President or the Secretary of the Company. Such
resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective.

     Section 2.05. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

     Section 2.06. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, by the President or by any two
Directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

     Section 2.07. Participation in Meetings by Conference Telephone Permitted.
Unless otherwise restricted by the Agreement or these By-laws, the Board of
Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this By-Law shall constitute presence in person at such meeting.

     Section 2.08. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in the absence of the Chairman of the Board by the President, or in their absence, by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant
Secretary, shall act as secretary of the meeting, but in the absence of the
Secretary and any Assistant Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

     Section 2.09. Action by Directors Without a Meeting. Unless otherwise restricted by the Agreement or these By-laws, any action required or permitted to

                                        6

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be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

                                   Article 3
                                   COMMITTEES

     Section 3.01. Committees. The Board of Directors may, by resolution of the
Board adopted by majority vote, designate one or more committees, each committee to consist of one or more of the Directors of the Company. Any such committee, to the extent provided in the resolution of the Board of Directors or in these
By-laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company, if any, to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Formation, adopting an agreement of merger, consolidation or conversion, recommending to the Securityholders the sale, lease or exchange of all or substantially all of the Company's property and assets, recommending to the Securityholders a dissolution of the Company or a revocation of a dissolution, amending these By-laws or, with respect to any matter reserved to the Guarantee Independent Director pursuant to Section
9.02(c) of the Agreement or relating to the duties of the Guarantee Independent
Director under Section 9.07 of the Agreement; and, unless the resolution, these
By-laws or the Agreement expressly so provides, no such committee shall have the power or authority to authorize the issuance of Securities, to adopt a certificate of ownership and merger, consolidation or conversion or to remove or indemnify Officers or Directors.

     Section 3.02. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the
Board or a provision in the rules of such committee to the contrary, a majority of the members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these By-laws.

                                        7

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                                   Article 4
                                    OFFICERS

     Section 4.01. Officers; Election. As soon as practicable after the annual meeting of Securityholders in each year, the Board of Directors shall elect a
President and a Secretary, and may also elect one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a
Treasurer and one or more Assistant Treasurers and such other Officers as the
Board may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person unless the Agreement or these By-laws otherwise provide.

Section 4.02 . Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing any Officer, each
Officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any Officer may resign at any time upon written notice to the Board or to the President or the Secretary of the Company. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any Officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such Officer, if any, with the Company, but the election of an Officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting.

     Section 4.03. Powers and Duties. The Officers of the Company shall have such powers and duties in the management of the Company as shall be stated in these By-laws or in a resolution of the Board of Directors which is not inconsistent with these By-laws and, to the extent not so stated, as generally pertain to comparable offices in a corporation organized under the General
Corporation Law of the State of Delaware, subject to the control of the Board.
The Secretary shall have the duty to record the proceedings of the meetings of the Securityholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board may require any Officer, agent or employee to give security for the faithful performance of his or her duties.

                                   Article 5
                                   SECURITIES

     Section 5.01. Certificates for Securities. The Preferred Securities in the
Company shall be registered in certificated form, except that, if the Preferred
Securities are distributed to Holders of Trust Securities in book-entry form in connection with the dissolution, winding up, termination or liquidation of the
Trust, the Company shall cause the Preferred Securities to be issued in one or

                                        8

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more global certificates and registered in the name of a nominee of DTC pursuant to Article 16 of the Agreement. If such certificate is manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any Officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such Officer before such certificate is issued, it may be issued by the Company with the same effect as if such person were such Officer at the date of issue.

     Section 5.02. Lost, Stolen or Destroyed Certificates; Issuance of New
Certificates. The Company may issue a new certificate representing Securities in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated
Securities.

                                   Article 6
                                  MISCELLANEOUS

     Section 6.01. Seal. The Company may have a company seal which shall have the name of the Company inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The company seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

     Section 6.02. Waiver of Notice of Meetings of Securityholders, Directors
and Committees. Whenever notice is required to be given by law or under any provision of the Agreement or these By-laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Securityholders, Directors or a committee of
Directors need be specified in any written waiver of notice unless so required by the Agreement or these By-laws.

     Section 6.03. Indemnification of Directors, Officers and Employees. AANAH,
as the initial Common Securityholder, shall indemnify to the full extent permitted under the Delaware Act any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a Director, Officer or employee of the Company or serves or

                                        9

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served at the request of the Company any other enterprise as a director, officer or employee except for such Director's or Officer's gross negligence or willful misconduct. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by
AANAH promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. The rights provided to any person by this
By-Law shall be enforceable against AANAH by such person who shall be presumed to have relied upon it in serving or continuing to serve as a Director, Officer or employee as provided above. No amendment of this By-Law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this By-Law, the term "Company" shall include any predecessor of the Company and any constituent company (including any constituent of a constituent) absorbed by the Company in a consolidation or merger; the term "other enterprise" shall include any limited liability company, corporation, partnership, joint venture, trust or employee benefit plan. The rights conferred on any Person by this Section 6.03 shall not be exclusive of any other rights which such Person may have or hereafter acquire under any statute, provision of these By-Laws, the Agreement, any other agreement, vote of
Securityholders or disinterested Directors or otherwise. AANAH's obligation, if any, to indemnify any Person who was or is serving at its request as a director, officer, employee or agent of any other enterprise shall be reduced by any amount such Person may collect as indemnification from such other enterprise.
Any repeal or modification of the foregoing provisions of this Section 6.03 shall not adversely affect any right of protection hereunder of any Person in respect of any act or omission occurring prior to the time of such repeal or modification.

     Section 6.04. Form of Records. Any records maintained by the Company in the regular course of its business, including its Securities ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape or disk, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Company shall so convert any records so kept upon the request of any person entitled to inspect the same.

     Section 6.05. Amendment of By-laws. These By-laws may be amended or repealed, and new by-laws adopted, by the Board of Directors in accordance with the Agreement.

                                        10

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                                                                         Annex B
                                                     to the Amended and Restated
                                             Limited Liability Company Agreement

                            List of Initial Directors

                               Thomas M. Goldstein

                                 Thomas C. Heagy

                              Willie J. Miller, Jr.

                                Andrew B. Weimer

                            List of Initial Officers

                  Thomas C. Heagy                   President

                  Ernest J. Antczak                 Vice President

                  Martin L. Eisenberg               Vice President

                  Jerome F. Papinchock              Vice President

                  Jeffrey Sirota                    Vice President

                  Carol L. Tenyak                   Secretary

                  Thomas M. Goldstein               Treasurer

                  Kimberly Lynch                    Assistant Secretary

--------------------------------------------------------------------------------

                                                                         Annex C
                                                     to the Amended and Restated
                                             Limited Liability Company Agreement

                                                               Aggregate Initial
Certificate Number R -[_]                                 Liquidation Preference
                                                                 $[            ]
                                                                   ------------

                     CERTIFICATE FOR PREFERRED SECURITIES OF
                        ABN AMRO CAPITAL FUNDING LLC VII

                    6.08% Non-cumulative Guaranteed LLC Preferred Securities
                           (liquidation amount $25.00
                             per Preferred Security)

     ABN AMRO Capital Funding LLC VII, a limited liability company formed under the laws of the State of Delaware (the "Company"), hereby certifies that ABN
AMRO Capital Funding Trust VII (the "Securityholder") is the registered owner of
$[___________] aggregate liquidation preference of Preferred Securities of the
Company representing preferred limited liability company interests in the
Company, which are designated the 6.08% Non-cumulative Guaranteed LLC Preferred
Securities, liquidation amount $25.00 per Preferred Security (the "Preferred
Securities"). The Preferred Securities are fully paid and are nonassessable preferred limited liability company interests in the Company, as to which the
Securityholders of the Company who hold the Preferred Securities (the
"Securityholders"), in their capacities as such, have no liability in excess of their obligations to make payments provided for in the LLC Agreement (as defined below) and their share as provided in the LLC Agreement of the Company's assets and undistributed profits (subject to their obligation to repay any funds wrongfully distributed to them), and are transferable on the books and records of the Company, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer and otherwise in accordance with the provisions of the LLC Agreement. The powers, preferences and special rights and limitations of the Preferred Securities are set forth in, and this certificate and the Preferred Securities represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Amended and
Restated Limited Liability Company Agreement of the Company dated as of February
18, 2004, as the same may be amended from time to time in accordance with its terms (the "LLC Agreement"), authorizing the issuance of the Preferred
Securities and determining the powers, preferences and other special rights and limitations, regarding dividends, voting, return of capital and otherwise, and other matters relating to the Preferred Securities. Capitalized terms used herein but not defined herein shall have the meaning given them in the LLC

--------------------------------------------------------------------------------

Agreement. The Securityholder is entitled to the benefits of the Company
Preferred Securities Guarantee Agreement dated as of February 18, 2004, among the ABN AMRO Holding N.V., as Guarantor, ABN AMRO Capital Funding Trust VII, as
initial holder of Preferred Securities and BNY Midwest Trust Company, as trustee
(the "LLC Guarantee") to the extent provided therein. The Company will furnish a copy of the LLC Agreement and the LLC Guarantee to the Securityholder without charge upon written request to the Company at its principal place of business.

     By accepting this certificate, the Securityholder hereby accepts the rights under the LLC Guarantee with respect to this Preferred Security, including the rights under Article 6:253 of the Dutch Civil Code, which rights shall be transferred by operation of law under Article 6:251 of the Dutch Civil Code to any subsequent Securityholder of this Preferred Security. The Securityholder, by accepting this certificate, is deemed to have agreed to be bound by the provisions of the LLC Agreement. Upon receipt of this certificate, the
Securityholder is admitted to the Company as a Preferred Securityholder, is bound by the LLC Agreement and is entitled to the benefits thereunder.

                           [SIGNATURE PAGE TO FOLLOW]

                                        2

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     IN WITNESS WHEREOF, this certificate has been executed on behalf of the
Company by a duly authorized officer as of this [oo] day of [_____], [____].

                                      ABN AMRO CAPITAL FUNDING LLC VII

                                      By:
                                         ---------------------------------------
                                         Name:
                                         Title:

                                      Guaranteed to the extent set
                                      forth in the LLC Guarantee dated
                                      February 18, 2004.

                                      ABN AMRO HOLDING N.V.

                                      By:
                                         ---------------------------------------
                                         Name:
                                         Title:

                                      By:
                                         ---------------------------------------
                                         Name:
                                         Title:

                       (see reverse for additional terms)

[Certificate of LLC Preferred Securities]

--------------------------------------------------------------------------------

                          [FORM OF REVERSE OF SECURITY]

     Dividends payable on each Preferred Security will be fixed at a rate per annum of 6.08% of the stated liquidation amount of $25.00 per Preferred
Security. Dividends on the Preferred Securities will only be made to the extent that the Company has funds legally available for the payment of such dividends.
The amount of dividends payable for any period will be computed for any full quarterly dividend period on the basis of a 360-day year of twelve 30-day months.

     Except as otherwise described herein, dividends on the Preferred Securities will be non-cumulative, will accrue from the date of initial issuance and will be payable quarterly in arrears, on the last day of March , June , September and
December of each year, commencing on March 31, 2004 if, as and when declared by the Company. If the Trust Preferred Securities (or, if the Trust is liquidated, the Preferred Securities) are in book-entry only form, dividends will be payable to the Holders of record of Preferred Securities as they appear on the books and records of the Company on the relevant record dates, which will be one Business
Day prior to the relevant payment dates. If the Trust or the Property Trustee is the Holder of the Preferred Securities, all distributions of cash shall be made by wire transfer of same day funds to such Holder by 10:00 a.m., New York City time, on the applicable Dividend Payment Date. If the Trust Preferred Securities
(or, if the Trust is liquidated, the Preferred Securities) are not in book-entry only form, the relevant record dates shall be the 15th day of the month of the relevant payment dates (without regard to the next sentence). In the event that any date on which dividends are payable is not a Business Day, payment of such dividend shall be made on the next succeeding day which is a Business Day
(without accruing any interest or other payment to such next succeeding Business
Day) except that, if such Business Day falls in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day
(without any reduction in interest or other amounts in respect of any such early payment).

     On or after February 18, 2009, the Preferred Securities shall be redeemable at the option of the Company, in whole or in part, subject to prior approval of the Guarantor and the Dutch Central Bank, if such approval is required at the time of redemption, at a redemption price of $25.00 per Preferred Security, plus
Additional Amounts, if any, plus any accumulated and unpaid dividends for the then current Dividend Period through the date of redemption ("Redemption
Price"). If fewer than all the outstanding Preferred Securities are to be redeemed, then the number of Preferred Securities to be redeemed shall be determined by the Board of Directors, and the securities to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors in its sole discretion to be equitable, provided that such method satisfies any applicable requirements of any securities exchange on which the Preferred
Securities or any Trust Preferred Securities may then be listed and, if the
Preferred Securities or Trust Preferred Securities are then held by DTC or its

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nominee in the form of a global security, any applicable requirements of DTC.
The Company shall promptly notify the Registrar and Transfer Agent for the
Preferred Securities in writing of the Preferred Securities selected for partial redemption and, in the case of any Preferred Securities selected for partial redemption, the liquidation preference thereof to be redeemed.

     Upon the occurrence of a Special Redemption Event, the Company shall have the right to redeem the Preferred Securities in whole (but not in part), at any time, subject to prior approval of the Guarantor and the Dutch Central Bank, if such approval is required at the time of redemption, at the Redemption Price.

     Any redemption of Preferred Securities, whether at the option of the
Company or upon the occurrence of a Special Redemption Event, shall not require the vote or consent of any of the Preferred Securityholders and may be effected only with the prior approval of the Guarantor and the Dutch Central Bank, if required. Notice of any redemption of Preferred Securities will be given by the
Board of Directors on behalf of the Company by mail to each Preferred
Securityholder to be redeemed not fewer than 30 nor more than 60 days before the date fixed for redemption.

     In the event that payment of the Redemption Price in respect of any
Preferred Securities is improperly withheld or refused and not paid either by the Company or by the Guarantor pursuant to the LLC Guarantee, dividends on such
Preferred Securities shall continue to accumulate from the date fixed for redemption to the date of actual payment of such Redemption Price.

                                        2

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                                   ASSIGNMENT

         FOR VALUE RECEIVED, the undersigned assigns and transfers this
Preferred Security Certificate to:

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
        (Insert assignee's social security or tax identification number)

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                    (Insert address and zip code of assignee)

and irrevocably appoints

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-------------------------------------------------------------------------------

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      agent to transfer this Preferred Security Certificate on the books of the Company. The agent may substitute another to act for him or her.

Date:
     ---------------------------------------------------------------------------

Signature:
          ----------------------------------------------------------------------
          (Sign exactly as your name appears on the other side of this
                         Preferred Security Certificate)

                                       3

Item 4.3

===============================================================================

                      TRUST SECURITIES GUARANTEE AGREEMENT

                       ABN AMRO CAPITAL FUNDING TRUST VII

                         Dated as of February 18, 2004

===============================================================================

                                   ---------
                                                                           Page
                                                                           ----
                                   ARTICLE 1
                        DEFINITIONS AND INTERPRETATIONS

Section 1.01.  Definitions and Interpretations................................2

                                   ARTICLE 2
                              TRUST INDENTURE ACT

                                   ARTICLE 3
                 POWERS, DUTIES AND RIGHTS OF GUARANTEE TRUSTEE

                                   ARTICLE 4
                               GUARANTEE TRUSTEE

Section 4.01.  Guarantee Trustee; Eligibility................................14
Section 4.02.  Appointment, Removal and Resignation of  Guarantee Trustee....15

                                   ARTICLE 5
                                   GUARANTEE

Section 5.01.  Guarantee.....................................................15
Section 5.02.  Delivery of Guarantor Certificate; Distributions

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                                   ARTICLE 6
                      LIMITATION OF TRANSACTIONS; RANKING

Section 6.01.  Limitation of Transactions....................................21
Section 6.02.  Ranking.......................................................23

                                   ARTICLE 7
                                  TERMINATION

Section 7.01.  Termination...................................................24

                                   ARTICLE 8
                                INDEMNIFICATION

Section 8.01.  Exculpation...................................................24
Section 8.02.  Indemnification...............................................24

                                   ARTICLE 9
                                 MISCELLANEOUS

1. EXHIBIT A Guarantor's Officers' Certificate                              A-1

EXHIBIT B   Initial Holders List                                            B-1

                                      ii
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                            CROSS-REFERENCE TABLE1

Section of Trust Indenture Act                                    Section of
of 1939, as amended                                               Guarantee
310(a).........................................................     4.01(a)
310(b).........................................................  2.09, 4.01(c)
310(c).........................................................  Inapplicable
311(a).........................................................     2.02(b)
311(b).........................................................     2.02(b)
311(c).........................................................  Inapplicable
312(a).........................................................     2.02(a)
312(b).........................................................     2.02(b)
313............................................................      2.03
314(a).........................................................      2.04
314(b).........................................................  Inapplicable
314(c).........................................................      2.05
314(d).........................................................  Inapplicable
314(f).........................................................  Inapplicable
315(a).........................................................3.01(c), 3.01(d)
315(b).........................................................      2.07
315(c).........................................................     3.01(c)
315(d).........................................................     3.01(d)
316(a).........................................................      2.08

---------
     1 This Cross-Reference Table does not constitute part of the Guarantee and shall not affect the interpretation of any of its terms or provisions.

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     This TRUST SECURITIES GUARANTEE AGREEMENT (the "Guarantee"), dated as of
February 18, 2004, is executed and delivered by ABN AMRO HOLDING N.V., a public limited liability company incorporated under the laws of The Netherlands (the
"Guarantor"), ABN AMRO NORTH AMERICA HOLDING COMPANY and ABN AMRO INCORPORATED,
CITIGROUP GLOBAL MARKETS INC., MORGAN STANLEY & CO. INCORPORATED, A. G. EDWARDS
& SONS, INC., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, UBS
SECURITIES LLC, WACHOVIA CAPITAL MARKETS, LLC, LEHMAN BROTHERS INC., WELLS
FARGO SECURITIES, LLC, BANC OF AMERICA SECURITIES LLC, BEAR, STERNS & CO.,
INC., CHARLES SCHWAB & CO., INC., DEUTSCHE BANK SECURITIES INC., GOLDMAN, SACHS
& CO., HSBC SECURITIES (USA) INC., H&R BLOCK FINANCIAL ADVISORS, INC., J.P.
MORGAN SECURITIES INC., MCDONALD INVESTMENTS, INC., OPPENHEIMER & CO. INC.,
QUICK & REILLY, INC., RAYMOND JAMES & ASSOCIATES, INC., RBC DAIN RAUSCHER INC.,
TD WATERHOUSE INVESTOR SERVICES, INC., U.S. BANCORP PIPER JAFFRAY INC., ADVEST,
INC., BB&T CAPITAL MARKETS, A DIVISION OF SCOTT & STRINGFELLOW, INC., BLAYLOCK
& PARTNERS, L.P., C.L. KING & ASSOCIATES, INC., CREDIT SUISSE FIRST BOSTON LLC,
CROWELL WEEDON & CO., D.A. DAVIDSON & CO., DAVENPORT & COMPANY LLC, DOLEY
SECURITIES, INC., FERRIS BAKER WATTS INCORPORATED, J.J.B. HILLIARD, W.L. LYONS,
INC., JANNEY MONTGOMERY SCOTT LLC, LEG MASON WOOD WALKER, INCORPORATED, MESIROW
FINANCIAL, INC., MORGAN KEEGAN & COMPANY, INC., NATCITY INVESTMENTS, INC.,
PERSHING TRADING COMPANY L.P., ROBERT W. BAIRD & CO. INCORPORATED, RYAN, BECK &
CO., INC., SANDLER O'NEILL & PARTNERS, L.P., SOUTHWEST SECURITIES, INC.,
STIFEL, NICOLAUS & COMPANY, INCORPORATED, SUNTRUST CAPITAL MARKETS, INC.,
UTENDAHL CAPITAL PARTNERS, L.P., WEDBUSH MORGAN SECURITIES, INC. and WILLIAM
BLAIR & CO L.L.C. (collectively, the "Initial Holders") and BNY MIDWEST TRUST
COMPANY, an Illinois trust company, as trustee (the "Guarantee Trustee"), for the benefit of the Initial Holders and any subsequent Holders (as defined herein) from time to time of the Trust Securities (as defined herein) of ABN
AMRO Capital Funding Trust VII, a Delaware statutory trust (the "Issuer" or the
"Trust").

     WHEREAS, pursuant to the amended and restated trust agreement, dated as of
February 18, 2004, among the trustees of the Issuer named therein, the sponsor of the Issuer named therein, the Guarantor and the holders from time to time of undivided beneficial interests in the assets of the Issuer, as amended from time to time (the "Trust Agreement"), the Issuer is issuing on the date hereof
72,000,000 Non-cumulative Guaranteed Trust Preferred Securities, having an

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aggregate liquidation amount of $1,800,000,000, designated the 6.08%
Non-cumulative Guaranteed Trust Preferred Securities, and may issue up to an additional 3,900,000 such securities pursuant to an over-allotment option (the
"Trust Preferred Securities") and the 6.08% Trust Common Securities (the "Trust
Common Securities" and together with the Trust Preferred Securities, the "Trust
Securities"); and

     WHEREAS, as incentive for the Initial Holders and any subsequent Holders from time to time to purchase the Trust Securities, the Guarantor desires irrevocably and unconditionally to agree, to the extent set forth in this
Guarantee, to pay to the Initial Holders and any subsequent Holders from time to time of the Trust Securities the Guarantee Payments (as defined herein) and to make certain other payments on the terms and conditions set forth herein;

     NOW, THEREFORE, in consideration of the purchase by each Initial Holder and any subsequent Holders from time to time of Trust Securities, which purchase the Guarantor hereby agrees shall benefit the Guarantor, the Guarantor executes and delivers this Guarantee for the benefit of the Initial Holders and any subsequent Holders from time to time.

                                   ARTICLE 1
                        DEFINITIONS AND INTERPRETATIONS

     Section 1.01. Definitions and Interpretations. In this Guarantee, unless the context otherwise requires:

     (a)  capitalized terms used in this Guarantee but not defined in the preamble above have the respective meanings assigned to them in this
          Section 1.01;

     (b)  a term defined anywhere in this Guarantee has the same meaning throughout;

     (c)  all references to "the Guarantee" or "this Guarantee" are to this
          Guarantee as modified, supplemented or amended from time to time;

     (d)  all references in this Guarantee to Articles and Sections are to
          Articles and Sections of this Guarantee, unless otherwise specified;
          and

     (e)  a reference to the singular includes the plural and vice versa.

     "AANAH" means ABN AMRO North America Holding Company, a wholly-owned indirect subsidiary of ABN AMRO Holding N.V.

     "Additional Amounts" means an amount paid as further Distributions in order that the net amounts received by the Holders of the Trust Securities after

                                       2

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withholding or deduction of any Relevant Tax required by law equal the amount which would have been received in respect of the Trust Securities in the absence of such withholding or deduction, except that no Additional Amounts are payable to a Holder of Trust Securities (or to a third party on the Holder's behalf) with respect to any Trust Securities (i) to the extent that such
Relevant Tax is imposed or levied by virtue of such Holder (or the beneficial owner of such Trust Securities) having some connection with the Relevant
Jurisdiction, other than being a Holder (or beneficial owner) of such Trust
Securities, (ii) to the extent that such Tax is imposed or levied by virtue of such Holder (or beneficial owner) not having made a declaration of non-residence in, or other lack of connection with, the Relevant Jurisdiction or any similar claim for exemption, if the Guarantor or its agent has provided the beneficial owner of such Trust Security or its nominee with at least 60 days' prior written notice of an opportunity to make such a declaration or claim, or (iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive
2003/48/EC or any other European Union Directive on the taxation of savings, implementing the conclusions of the ECOFIN Council meeting of June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, or substantially similar to, such Directive.

     "Administrative Action" means any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations).

     "Affiliate" means, with respect to any specified person, any other person that directly or indirectly controls or is controlled by, or is under common control with, such specified person.

     "Authorized Officer" of a Person means any Person that is authorized to bind such Person.

     " Bank" means ABN AMRO Bank N.V., a public limited liability company incorporated under the laws of The Netherlands.

     "Company" means ABN AMRO Capital Funding LLC VII.

     "Company Common Securities" means the voting common securities representing ownership interests in the Company.

     "Company Preferred Securities" means the 6.08% Non-cumulative Guaranteed
Company Preferred Securities representing ownership interests in the Company.

     "Company Preferred Securities Guarantee" means the guarantee dated as of
February 18, 2004, executed and delivered by ABN AMRO Holding N.V., as guarantor, BNY

                                       3

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Midwest Trust Company, as the property trustee, and BNY Midwest Trust Company, as guarantee trustee, for the benefit of the initial holders and the subsequent holders from time to time of the Company Preferred Securities of ABN AMRO
Capital Funding LLC VII.

     "Company Securities" means the Company Preferred Securities and the
Company Common Securities.

     "Contingent Guarantee" means the contingent guarantee agreement among the
Guarantor, the Company and BNY Midwest Trust Company (as Guarantee Trustee)
relating to the Company Preferred Securities dated February 18, 2004.

     "Corporate Trust Office" means the principal trust office of the Guarantee
Trustee at which, at any particular time, its corporate trust business shall be administered, which office at the date hereof is located at 2 North LaSalle
Street, Suite 1020, Chicago, Illinois 60602, Attention: Corporate Finance
Group.

     "Covered Person" means any Holder or beneficial owner of Trust Securities.

     "Distributions" means cash income distributions with respect to the Trust
Securities.

     "Distribution Date" means the last day of each of March, September, June and September of each year.

     "Distribution Period" means each period beginning on the date of original issuance of the Trust Securities or on a Distribution Date and ending on the day that precedes the next succeeding Distribution Date.

     "Distribution Rate" means 6.08% per annum.

     "Event of Default" means a default by the Guarantor on any of its payment or other obligations under this Guarantee.

     "Euronext" means the Official Segment of Euronext Amsterdam N.V.'s Stock
Market.

     "Guarantee Trustee" means BNY Midwest Trust Company, until a Successor
Guarantee Trustee has been appointed and has accepted such appointment pursuant to the terms of this Guarantee by executing a counterpart hereof and becoming a party hereto, and thereafter means each such Successor Guarantee Trustee.

     "Holder" shall mean any Initial Holder or subsequent holder, as registered on the books and records of the Issuer, of any Trust Security; provided, however, that, in determining whether the holders of the requisite percentage of Trust

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Securities have given any request, notice, consent or waiver hereunder "Holder"
shall not include the Guarantor or any Affiliate of the Guarantor.

     "Indemnified Person" means the Guarantee Trustee, any Affiliate of the
Guarantee Trustee, or any officer, director, shareholder, member, partner, employee, representative, nominee, custodian or agent of the Guarantee Trustee.

     "Initial Intercompany Security" means the 6.20% Intercompany Security issued by the Bank.

     "Intercompany Securities" means the Initial Intercompany Security and, upon maturity or redemption thereof, any successor intercompany securities that will constitute the assets of the Company.

     "Investment Company Event" means that the Guarantor shall have requested and received an opinion of a nationally recognized U.S. law firm experienced in such matters to the effect that there is more than an insubstantial risk that the Trust is or will be considered an "investment company" within the meaning of the U.S. Investment Company Act of 1940, as amended from time to time, or any successor legislation (the "1940 Act"), as a result of (i) any judicial decision, any pronouncement or interpretation (irrespective of the manner made known), the adoption or amendment of any law, rule or regulation, any notice or announcement (including any notice or announcement of intent to adopt such rule or regulation) by any U.S. legislative body, court, governmental agency or regulatory authority after the date hereof or (ii) any change after the date hereof in the laws of The Netherlands relating to the enforceability of the
Guarantee thereunder, as confirmed in an opinion of a nationally recognized
Dutch law firm experienced in such matters.

     "Majority in liquidation amount of the Trust Securities" means, except as provided by the Trust Indenture Act, a vote by Holder(s) of Trust Securities, voting as a class, of more than 50% of the liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accrued and unpaid Distributions to the date upon which the voting percentages are determined) of all Trust Securities.

     "Officers' Certificate" means, with respect to any Person, a certificate signed by two Authorized Officers of such Person.

     "Ordinary Shares" means the ordinary shares of the Guarantor, any other shares of the Guarantor's capital stock ranking junior to the Parity Preferred
Shares, if any and any guarantees of the Guarantor ranking junior to the Parity
Guarantees and this Guarantee.

     "Parity Guarantee" means any guarantee issued by the Guarantor of any preferred securities, preferred or preference shares or any other securities that qualify as Tier 1 capital for the Guarantor issued by any subsidiary of the

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Guarantor, if such guarantee ranks pari passu with the Guarantor's obligations under this Guarantee.

     "Parity Preferred Shares" means the most senior ranking preferred or preference shares or other securities that qualify as Tier 1 capital issued by the Guarantor.

     "Parity Securities" means, collectively, the Parity Guarantees, the Parity
Preferred Shares and the Parity Subsidiary Securities.

     "Parity Subsidiary Securities" means any securities issued by a subsidiary of the Guarantor guaranteed by the Guarantor under a Parity Guarantee.

     "Perpetual Non-cumulative Capital Securities" means the perpetual non-cumulative capital securities into which the Trust Preferred Securities shall be exchanged upon a "Regulatory Event" as described in the Prospectus
Supplement dated February 11, 2004.

     "Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

     "Qualified Subsidiaries" means one or more subsidiaries of the Guarantor, the Bank or AANAH which are deemed to be a "company controlled by the parent company" under Rule 3a-5, as amended, of the 1940 Act.

     "Relevant Jurisdiction" means The Netherlands and, during any period any
Intercompany Security other than the Initial Intercompany Security is outstanding, the jurisdiction of residence of any obligor on any such
Intercompany Security.

     "Relevant Tax" means any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by or on behalf of any Relevant Jurisdiction or any authority therein or thereof having the power to tax.

     "Responsible Officer" means, with respect to the Guarantee Trustee, any officer within the Corporate Trust Office of the Guarantee Trustee, including any vice president, any assistant vice president, any secretary, any assistant secretary, the treasurer, any assistant treasurer or other officer of the
Guarantee Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

                                       6

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     "Successor Guarantee Trustee" means a successor Guarantee Trustee possessing the qualifications to act as Guarantee Trustee under Section 4.01.

     "Tax Event" means the receipt by the Guarantor or any of its Affiliates of an opinion of a nationally recognized law firm or other tax adviser in the
United States or The Netherlands, as appropriate, experienced in such matters, to the effect that, as a result of (i) any amendment to, or clarification of, or change (including any announced prospective change) in, the laws or treaties
(or any regulations promulgated thereunder) of the United States or The
Netherlands or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any Administrative Action or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective, or which pronouncement or decision is announced, on or after the date of issuance of the Company Securities or the
Trust Securities, there is more than an insubstantial risk that (A) the Trust or the Company will be subject to more than a de minimis amount of taxes, duties or other governmental charges; (B) the Guarantor or the Bank is or will be required to pay any additional amounts in respect of any taxes, duties or other governmental charges with respect to payments of interest or principal on the Intercompany Securities or with respect to any payments on the Trust
Preferred Securities or the Perpetual Non-cumulative Capital Securities or hereunder or under the Company Preferred Securities Guarantee Agreement, or (C)
the Company is or will be required to pay any additional amounts in respect of any taxes, duties or other governmental charges with respect to payments of dividends on the Company Preferred Securities or the Trust is or will be required to pay any additional amounts in respect of any taxes, duties or other governmental charges with respect to distributions on the Trust Preferred
Securities.

     "Trust Indenture Act" means the U.S. Trust Indenture Act of 1939, as amended.

     "Trust Special Redemption Event" means (i) a Tax Event or (ii) an
Investment Company Event, in each case, solely with respect to the Trust.

                                   ARTICLE 2
                              TRUST INDENTURE ACT

     Section 2.01. Trust Indenture Act; Application. (a) This Guarantee is
subject to the provisions of the Trust Indenture Act that are required to be part of this Guarantee and shall, to the extent applicable, be governed by such provisions.

                                       7

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A term defined in the Trust Indenture Act has the same meaning when used in this Guarantee, unless otherwise defined in this Guarantee or unless the context otherwise requires.

     (b) If and to the extent that any provision of this Guarantee limits, qualifies or conflicts with the duties imposed by Sections 310 to 317, inclusive, of the Trust Indenture Act, such imposed duties shall control.

     Section 2.02. Lists of Holders of Securities. (a) The Guarantee Trustee
shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders of Trust
Securities. If the Guarantee Trustee is not the Registrar, the Guarantor shall furnish to the Guarantee Trustee quarterly on or before the last day of March,
June, September, and December in each year, and at such other times as the
Guarantee Trustee may request in writing, a list, in such form and as of such date as the Guarantee Trustee may reasonably require, containing all the information in the possession or control of the Registrar, the Guarantor or any of its paying agents other than the Guarantee Trustee as to the names and addresses of Holders of Trust Securities.

     (b) The Guarantee Trustee shall comply with its obligations under Sections
311(a), 311(b) and 312(b) of the Trust Indenture Act.

     Section 2.03. Reports by the Guarantee Trustee. Within 60 days after May
15 of each year, the Guarantee Trustee shall provide to the Holders of the
Trust Securities such reports as are required by Section 313 of the Trust
Indenture Act, if any, in the form and in the manner provided by Section 313 of the Trust Indenture Act. The Guarantee Trustee shall also comply with the requirements of Section 313(d) of the Trust Indenture Act.

     Section 2.04. Periodic Reports to Guarantee Trustee. The Guarantor shall provide to the Guarantee Trustee such documents, reports and information as required by Section 314 (if any) and the compliance certificate required by
Section 314 of the Trust Indenture Act in the form, in the manner and at the times required by Section 314 of the Trust Indenture Act. Delivery of such reports, information and documents to the Guarantee Trustee is for informational purposes only and the Guarantee Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Guarantor's compliance with any of its covenants hereunder (as to which the Guarantee
Trustee is entitled to rely exclusively on Officers' Certificates).

     Section 2.05. Evidence of Compliance with Conditions Precedent. The
Guarantor shall provide to the Guarantee Trustee such evidence of compliance with any conditions precedent, if any, provided for in this Guarantee that relate to any of the matters set forth in Section 314(c) of the Trust Indenture
Act. Any certificate or opinion required to be given by an officer pursuant to
Section 314 (c) (1) may be given in the form of an Officers' Certificate and shall include:

                                       8

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     (a) a statement that each officer signing the Officers' Certificate has read the covenant or condition and the definition relating thereto;

     (b) a brief statement of the nature and scope of the examination or investigation undertaken by each officer in rendering the Officers'
Certificate;

     (c) a statement that each such officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     (d) a statement as to whether, in the opinion of each such officer, such condition or covenant has been complied with.

     Section 2.06. Events of Default; Waiver. The Holders of a Majority in
liquidation amount of the Trust Securities may, by vote, on behalf of the
Holders of all of the Trust Securities, waive any past Event of Default and its consequences except an Event of Default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of each Holder of Trust Securities. Upon such waiver, any such Event of Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Guarantee, but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

     Section 2.07. Event of Default; Notice. (a) The Guarantee Trustee shall, within 90 days after the occurrence of an Event of Default, transmit by mail, first class postage prepaid, to the Holders of the Trust Securities, notices of all Events of Default actually known to a Responsible Officer of the Guarantee
Trustee, unless such defaults have been cured before the giving of such notice, provided, that, the Guarantee Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Guarantee Trustee in good faith determines that the withholding of such notice is in the interests of the
Holders of the Trust Securities.

     (b) The Guarantee Trustee shall not be deemed to have knowledge of any
Event of Default unless a Responsible Officer of the Guarantee Trustee shall have received written notice, or a Responsible Officer of the Guarantee Trustee charged with the administration of the Guarantee shall have obtained actual knowledge, of such Event of Default.

     Section 2.08. Rights of Holders. (a) The Holders of a Majority in
liquidation amount of the Trust Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of this Guarantee or exercising any trust or power conferred upon the Guarantee Trustee under this Guarantee.

                                       9

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     (b) If the Guarantee Trustee fails to enforce its rights under the
Guarantee after a Holder of Trust Securities has made a written request, such
Holder of Trust Securities may institute a legal proceeding directly against the Guarantor to enforce the Guarantee Trustee's rights under Article 5 of this
Guarantee, without first instituting a legal proceeding against the Issuer, the
Guarantee Trustee or any other person or entity. Notwithstanding the foregoing, if the Guarantor has failed to make a Guarantee Payment, a Holder of Trust
Securities may directly institute a proceeding in such Holder's own name against the Guarantor for enforcement of Article 5 of this Guarantee for such payment.

     Section 2.09. Conflicting Interests. The Trust Agreement shall be deemed to be specifically described in this Guarantee for the purposes of clause (i)
of the first proviso contained in Section 310(b) of the Trust Indenture Act.

     Section 2.10. Guarantee Trustee May File Proofs Of Claims. Upon the
occurrence of an Event of Default, the Guarantee Trustee is hereby authorized to (a) recover judgment, in its own name and as a trustee of an express trust, against the Guarantor for the whole amount of any Guarantee Payments remaining unpaid and (b) file such proofs of claim and other papers or documents as may be necessary or advisable in order to have its claims and those of the Holders of the Trust Preferred Securities allowed in any judicial proceeding relative to the Guarantor, its creditors or its property.

                                   ARTICLE 3
                 POWERS, DUTIES AND RIGHTS OF GUARANTEE TRUSTEE

     Section 3.01. Powers, Duties and Rights of Guarantee Trustee. (a) This
Guarantee shall be held by the Guarantee Trustee for the benefit of the Holders of the Trust Securities, and the Guarantee Trustee shall not transfer this
Guarantee to any Person except a Holder of Trust Securities exercising his or her rights pursuant to Section 2.08(b) or to a Successor Guarantee Trustee on
acceptance by such Successor Guarantee Trustee of its appointment to act as
Successor Guarantee Trustee. The right, title and interest of the Guarantee
Trustee shall automatically vest in any Successor Guarantee Trustee, and such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered pursuant to the appointment of such
Successor Guarantee Trustee.

     (b) If an Event of Default actually known to a Responsible Officer of the
Guarantee Trustee has occurred and is continuing, the Guarantee Trustee shall enforce this Guarantee for the benefit of the Holders of the Trust Securities.

     (c) The Guarantee Trustee, before the occurrence of any Event of Default and after the curing or waiver of all Events of Default that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Guarantee, and no implied covenants shall be read into this Guarantee

                                      10

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against the Guarantee Trustee. In case an Event of Default has occurred (that has not been cured or waived pursuant to Section 2.06 and is actually known to a Responsible Officer of the Guarantee Trustee), the Guarantee Trustee shall exercise such of the rights and powers vested in it by this Guarantee, and use the same degree of care and skill in its exercise thereof, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

     (d) No provision of this Guarantee shall be construed to relieve the
Guarantee Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

          (i) Prior to the occurrence of any Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

               (A) the duties and obligations of the Guarantee Trustee shall be determined solely by the express provisions of this Guarantee, and the Guarantee Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this
          Guarantee, and no implied covenants or obligations shall be read into this Guarantee against the Guarantee Trustee; and

               (B) in the absence of bad faith on the part of the Guarantee
          Trustee, the Guarantee Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Guarantee
          Trustee and conforming to the requirements of this Guarantee; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Guarantee
          Trustee, the Guarantee Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Guarantee (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein);

          (ii) The Guarantee Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Guarantee
     Trustee, unless it shall be proved that the Guarantee Trustee was grossly negligent in ascertaining the pertinent facts upon which such judgment was made;

          (iii) The Guarantee Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a Majority in liquidation amount of the
     Trust Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee, or the

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     exercise of any trust or power conferred upon the Guarantee Trustee under this Guarantee; and

          (iv) No provision of this Guarantee shall require the Guarantee
     Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if the Guarantee Trustee shall have reasonable grounds for believing that the repayment of such funds or liability, or indemnity, satisfactory to the Guarantee Trustee, against such expense, risk or liability, is not assured to it under the terms of this Guarantee.

     Section 3.02. Certain Rights of Guarantee Trustee. (a) Subject to the
provisions of Section 3.01:

          (i) The Guarantee Trustee may conclusively rely, and shall be fully protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

          (ii) Any direction or act of the Guarantor contemplated by this
     Guarantee shall be sufficiently evidenced by an Officers' Certificate.

          (iii) Whenever, in the administration of this Guarantee, the
     Guarantee Trustee shall deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the
     Guarantee Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officers' Certificate which, upon receipt of such request, shall be promptly delivered by the Guarantor.

          (iv) The Guarantee Trustee shall have no duty to see to any recording, filing or registration of any instrument (or any rerecording, refiling or registration thereof).

          (v) The Guarantee Trustee may, at the expense of the Guarantor, consult with counsel of its selection, and the advice or opinion of such counsel with respect to legal matters shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion. Such counsel may be counsel to the Guarantor or any of its
     Affiliates and may include any of its employees. The Guarantee Trustee shall have the right at any time to seek instructions concerning the administration of this Guarantee from any court of competent jurisdiction.

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          (vi) The Guarantee Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Guarantee at the request or direction of any Holder, unless such Holder shall have provided to the
     Guarantee Trustee such security and indemnity, satisfactory to the
     Guarantee Trustee, against the costs, expenses (including attorneys' fees and expenses and the expenses of the Guarantee Trustee's agents, nominees or custodians) and liabilities that might be incurred by it in complying with such request or direction, including such reasonable advances as may be requested by the Guarantee Trustee; provided, that nothing contained in this Section 3.02(a)(vi) shall be taken to relieve the Guarantee Trustee, upon the occurrence of an Event of Default, of its obligation to exercise the rights and powers vested in it by this Guarantee.

          (vii) The Guarantee Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Guarantee Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit but shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

          (viii) The Guarantee Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys, and the Guarantee Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

          (ix) Any action taken by the Guarantee Trustee or its agents hereunder shall bind the Holders of the Trust Securities, and the signature of the Guarantee Trustee or its agents alone shall be sufficient and effective to perform any such action. No third party shall be required to inquire as to the authority of the Guarantee Trustee to so act or as to its compliance with any of the terms and provisions of this Guarantee, both of which shall be conclusively evidenced by the Guarantee Trustee or its agent taking such action.

          (x) Whenever in the administration of this Guarantee the Guarantee
     Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the
     Guarantee Trustee (i) may request written instructions from the Holders of a Majority in liquidation amount of the Trust Securities, (ii) may refrain from enforcing such remedy or right or taking such other action until such written instructions are received and (iii) shall be protected in conclusively relying on or acting in accordance with such written instructions.

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          (xi) The Guarantee Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Guarantee.

     (b) No provision of this Guarantee shall be deemed to impose any duty or obligation on the Guarantee Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it in any jurisdiction in which it shall be illegal, or in which the Guarantee Trustee shall be unqualified or incompetent in accordance with applicable law, to perform any such act or acts or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Guarantee Trustee shall be construed to be a duty.

     Section 3.03. Not Responsible for Recitals or Issuance of Guarantee. The
recitals contained in this Guarantee shall be taken as the statements of the
Guarantor, and the Guarantee Trustee does not assume any responsibility for their correctness. The Guarantee Trustee makes no representation as to the validity or sufficiency of this Guarantee.

                                   ARTICLE 4
                               GUARANTEE TRUSTEE

     Section 4.01. Guarantee Trustee; Eligibility. There shall at all times be a Guarantee Trustee which shall:

          (i) not be an Affiliate of the Guarantor; and

          (ii) be a corporation organized and doing business under the laws of the United States of America or any State thereof or of the District of
     Columbia, or a corporation or Person permitted by the Securities and
     Exchange Commission to act as an institutional trustee under the Trust
     Indenture Act, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least 50 million U.S.
     dollars ($50,000,000), and subject to supervision or examination by
     Federal, State or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then, for the purposes of this Section 4.01(a)(ii), the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

     (b) If at any time the Guarantee Trustee shall cease to be eligible to so act under Section 4.01(a), the Guarantee Trustee shall immediately resign in the manner and with the effect set out in Section 4.02(c).

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     (c) If the Guarantee Trustee has or shall acquire any "conflicting interest" within the meaning of Section 310(b) of the Trust Indenture Act, the
Guarantee Trustee and Guarantor shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act.

     Section 4.02. Appointment, Removal and Resignation of Guarantee Trustee.
Subject to Section 4.02(b), the Guarantee Trustee may be appointed or removed without cause at any time by the Guarantor except during an Event of Default.

     (b) The Guarantee Trustee shall not be removed in accordance with Section
4.02(a) until a Successor Guarantee Trustee has been appointed and has accepted such appointment by written instrument executed by such Successor Guarantee
Trustee and delivered to the Guarantor.

     (c) The Guarantee Trustee appointed to office shall hold office until a
Successor Guarantee Trustee shall have been appointed or until its removal or resignation. The Guarantee Trustee may resign from office (without need for prior or subsequent accounting) by an instrument in writing executed by the
Guarantee Trustee and delivered to the Guarantor, which resignation shall not take effect until a Successor Guarantee Trustee has been appointed and has accepted such appointment by instrument in writing executed by such Successor
Guarantee Trustee and delivered to the Guarantor and the resigning Guarantee
Trustee.

     (d) If no Successor Guarantee Trustee shall have been appointed and accepted appointment as provided in this Section 4.02 within 60 days after delivery of an instrument of removal or resignation, the Guarantee Trustee resigning or being removed may petition, at the expense of the Guarantor, any court of competent jurisdiction for appointment of a Successor Guarantee
Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Guarantee Trustee.

     (e) No Guarantee Trustee shall be liable for the acts or omissions to act of any Successor Guarantee Trustee.

     (f) Upon termination of this Guarantee or removal or resignation of the
Guarantee Trustee pursuant to this Section 4.02, and before the appointment of any Successor Guarantee Trustee, the Guarantor shall pay to the Guarantee
Trustee all amounts to which it is entitled to the date of such termination, removal or resignation.

                                   ARTICLE 5
                                   GUARANTEE

     Section 5.01. Guarantee. The Guarantor irrevocably and unconditionally agrees, subject to the limitations set forth in this Guarantee, to pay in full to each

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of the Initial Holders and each subsequent Holder from time to time, whether such rights under this Guarantee are asserted by the Guarantee Trustee or directly by any such Holder (without duplication of amounts theretofore paid by the Issuer), if, as and when due, regardless of any defense, right of setoff or counterclaim that the Issuer may have or assert:

          (i) any accumulated but unpaid Distributions on the Trust Securities, whether declared by the Issuer or deemed declared pursuant to Section 5.02 hereof, plus Additional Amounts thereon, if any;

          (ii) the $25.00 redemption price per each Trust Security called for redemption by the Issuer, plus an amount equal to any accumulated and unpaid Distributions thereon for the then current Distribution Period through the date of redemption, on the Trust Securities, plus Additional
     Amounts thereon, if any (the "Redemption Price"); and

          (iii) the $25.00 liquidation amount per each Trust Security upon any voluntary or involuntary dissolution, liquidation or winding up of the
     Issuer (other than in connection with the distribution of Company
     Preferred Securities to the Holders as provided in the Trust Agreement), plus Additional Amounts thereon, if any;

(collectively, the "Guarantee Payments"). All Guarantee Payments shall include interest accrued on such Guarantee Payments, at a rate per annum equal to the stated Distribution rate of the Trust Securities, since the date of the claim asserted under this Guarantee relating to such Guarantee Payments.

     The Guarantor's obligation to make any of the payments listed in (i)
through (iii) above may be satisfied either by direct payment of the required amounts by the Guarantor to the Holders or by causing the Issuer to pay such amounts to the Holders.

     Section 5.02. Delivery of Guarantor Certificate; Distributions Deemed
Declared. (a) As of each Distribution Date with respect to which the Issuer has not paid Distributions in full at the Distribution Rate, the Guarantor shall deliver an Officers' Certificate to the Guarantee Trustee substantially in the form attached as Exhibit A hereto (the "Guarantor Certificate"); provided that failure to deliver the Guarantor Certificate on or prior to any Distribution
Date with respect to which the Issuer has not paid Distributions in full at the
Distribution Rate, shall not constitute an Event of Default but shall result in
Distributions on all the Trust Securities then outstanding being deemed declared in full at the Distribution Rate on such Distribution Date for the purposes of Section 5.01(i) hereof.

     (b) If on any Distribution Date (i) the Issuer has not paid Distributions in full at the Distribution Rate and (ii)(A) not defined. (A) the Guarantor or one of its subsidiaries declares or makes a dividend or other payment on its
Ordinary Shares that pay dividends annually or (B) the Guarantor or any of its subsidiaries has redeemed,

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repurchased or otherwise acquired (other than (I) in connection with transactions effected by or for the account of customers of the Guarantor or any of its subsidiaries or in connection with the distribution, trading or market-making in respect of such securities, (II) in connection with the satisfaction by the Guarantor or any of its subsidiaries of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants, (III) as a result of a reclassification of the capital stock of the Guarantor or any of its subsidiaries or the exchange or conversion of one class or series of such capital stock for another class or series of such capital stock or (IV) the purchase of fractional interests in shares of the capital stock of the
Guarantor or any of its subsidiaries pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged)
for any consideration (or moneys have been paid to or made available for a sinking fund or for redemption of any such shares) any Ordinary Shares or any
Parity Securities during the twelve month period immediately preceding and including such Distribution Date, then Distributions will be deemed declared in full at the Distribution Rate on such Distribution Date for the purposes of
Section 5.01(i) hereof and for three consecutive Distribution Dates thereafter.

     (c) If on any Distribution Date (i) the Issuer has not paid Distributions in full at the Distribution Rate and (ii) the Guarantor or any of its
subsidiaries has declared or made a dividend or other payment in respect of any
Ordinary Shares that pay dividends semi-annually during the six month period immediately preceding and including such Distribution Date, then Distributions will be deemed declared in full at the Distribution Rate on such Distribution
Date for the purposes of Section 5.01(i) hereof and for the next consecutive
Distribution Date thereafter.

     (d) If on any Distribution Date (i) the Issuer has not paid Distributions in full at the Distribution Rate and (ii) the Guarantor or any of its
subsidiaries has declared or made a dividend or other payment in respect of any
Ordinary Shares that pay dividends quarterly during the three month period immediately preceding and including such Distribution Date, then Distributions will be deemed declared in full at the Distribution Rate on such Distribution
Date for the purposes of Section 5.01(i) hereof.

     (e) If on any Distribution Date (i) the Issuer has not paid Distributions in full at the Distribution Rate and the Guarantor or any of its subsidiaries has declared or made a dividend or other payment in respect of Parity
Securities that pay dividends annually during the twelve month period immediately preceding and including such Distribution Date, either in full or at a percentage of a dividend rate stated thereon, as set forth in paragraph 8 of the Guarantor Certificate delivered as of such Distribution Date, then
Distributions will be deemed declared in full at the Distribution Rate or pro rata in accordance with Section 5.02(i) hereof, as the case may be, on such
Distribution Date for the purposes of Section 5.01(i) hereof and for the three consecutive Distribution Dates thereafter.

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     (f) If on any Distribution Date (i) the Issuer has not paid Distributions in full at the Distribution Rate and (ii) the Guarantor or any of its
subsidiaries has declared or made a dividend or other payment in respect of the
Parity Securities that pay dividends semi-annually during the six month period immediately preceding and including such Distribution Date, either in full or at a percentage of a dividend rate stated thereon, as set forth in paragraph 9 of the Guarantor Certificate delivered as of such Distribution Date, then
Distributions will be deemed declared in full at the Distribution Rate or pro rata in accordance with Section 5.02(i) hereof, as the case may be, on such
Distribution Date for the purposes of Section 5.01(i) hereof and for the next consecutive Distribution Date thereafter.

     (g) If on any Distribution Date (i) the Issuer has not paid Distributions in full at the Distribution Rate and (ii) the Guarantor or any of its
subsidiaries has declared or made a dividend or other payment in respect of the
Parity Securities that pay dividends quarterly during the three month period immediately preceding and including such Distribution Date, either in full or at a percentage of a dividend rate stated thereon, as set forth in paragraph 10 of the Guarantor Certificate delivered as of such Distribution Date, then
Distributions will be deemed declared in full at the Distribution Rate or pro rata in accordance with Section 5.02(i) hereof, as the case may be, on such
Distribution Date for the purposes of Section 5.01(i) hereof.

     (h) The amount of Distributions declared or deemed declared for purposes of Section 5.01(i) hereof on all the Trust Securities then outstanding with respect to any Distribution Date shall be equal to the greater of (i) the amount of Distributions declared on such Distribution Date by the Trust or (ii)
the amount of Distributions deemed declared on such Distribution Date pursuant to subsection (a), (b), (c), (d), (e), (f) or (g) hereof.

     (i) In the event that Distributions are deemed declared on any
Distribution Date pursuant to this Section 5.02 pro rata with dividends and other payments on the Parity Securities, such Distributions shall be deemed declared in proportion that the aggregate amount available for payment of dividends on the Trust Securities and the Parity Securities in the fiscal year in which such Distribution Date falls bears to the aggregate full amount of stated dividends on the Trust Securities and the Parity Securities payable in such fiscal year. If Distributions are deemed declared on a pro rata basis, the
Guarantor will select, in its sole discretion, the date of the applicable market exchange rate to make the calculations described above.

     Section 5.03. Waiver of Notice and Demand. The Guarantor hereby waives notice of acceptance of this Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, any right to require a proceeding first against the Issuer or any other Person before proceeding against the Guarantor, protest, notice of nonpayment, notice of dishonor, notice of

                                      18

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redemption and all other notices and demands. This Guarantee creates a guarantee of payment and not of collection.

     Section 5.04. Obligations Not Affected. The obligations, covenants, agreements and duties of the Guarantor under this Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

          (a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Trust Securities to be performed or observed by the Issuer;

          (b) the extension of time for the payment by the Issuer of all or any portion of the Distributions, Redemption Price, liquidation preference or any other sums payable under the terms of the Trust Securities or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Trust Securities; provided, however, that nothing in this Guarantee shall affect or impair a valid extension;

          (c) any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Trust
     Securities, or any action on the part of the Issuer granting indulgence or extension of any kind;

          (d) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the
     Issuer or any of the assets of the Issuer;

          (e) any invalidity of, or defect or deficiency in, the Trust
     Securities;

          (f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

          (g) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a guarantor, it being the intent of this Section 5.04 that the obligations of the Guarantor hereunder shall be absolute and unconditional under any and all circumstances.

     There shall be no obligation of the Holders to give notice to, or obtain consent of, the Guarantor with respect to the happening of any of the foregoing.

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     No setoff, counterclaim, reduction or diminution of any obligation, or any defense of any kind or nature that the Guarantor has or may have against any
Holder shall be available hereunder to the Guarantor against such Holder to reduce the payments to it under this Guarantee; provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim.

     Section 5.05. Action Against Guarantor. The Guarantor waives any right or remedy to require that any action be brought first against the Issuer or any other person or entity before proceeding directly against the Guarantor.

     Section 5.06. Independent Obligations. The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Issuer with respect to the Trust Securities, and that the Guarantor shall be liable as principal and as debtor hereunder to make Guarantee Payments pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (g), inclusive, of Section 5.04 hereof.

     Section 5.07. Taxes. All payments in respect of the Guarantee Payments
(including interest accrued thereon, if any) by the Guarantor shall be made without withholding or deduction for or on account of any Relevant Tax, unless the withholding or deduction of such Relevant Tax is required by law. In that event, the Guarantor shall pay, as further Guarantee Payments, such additional amounts as may be necessary in order that the net amounts received by a Holder
(or a third party on its behalf) after such withholding or deduction will equal the amount which would have been received in respect of the Guarantee Payments
(including interest accrued thereon, if any) in the absence of such withholding or deduction ("Guarantee Additional Amounts"), except that no such Guarantee
Additional Amounts shall be payable to a Holder (or a third party on its behalf) with respect to any Guarantee Payments (including interest accrued thereon, if any) (i) to the extent that such Relevant Tax is imposed or levied by virtue of such Holder (or the beneficial owner of Trust Securities to which such Guarantee Payments relate) having some connection with the Relevant
Jurisdiction, other than being a Holder (or beneficial owner of Trust
Securities), (ii) to the extent that such the Relevant Tax is imposed or levied by virtue of such Holder (or beneficial owner) not having made a declaration of non-residence in, or other lack of connection with, the Relevant Jurisdiction or any similar claim for exemption, if the Guarantor or its agent has provided the beneficial owner of such Trust Securities or its nominee with at least 60 days' prior written notice of any opportunity to make such a declaration or claim, or (iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive
2003/48/EC or any other European Union Directive on the taxation of savings, implementing the conclusions of the ECOFIN Council meeting of June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, or substantially similar to, such Directive.

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     Section 5.08. Article 6:251 of DCC. This Guarantee is a guarantee for the benefit of each Holder from time to time of Trust Securities with respect to each Trust Security held by such Holder. Upon transfer of any Trust Securities to a third party, the previous Holder thereof shall no longer have any rights hereunder with respect to such Trust Securities. The rights under this
Guarantee with respect to a Trust Security are not separately transferable from such Trust Security. The Initial Holders, by their execution of this Guarantee, hereby accept the rights under this Guarantee as initial purchasers of the respective number of Trust Securities set forth next to their names in Exhibit
B attached hereto with the understanding that such rights shall be transferred by operation of law to any subsequent Holder acquiring a Trust Security from an
Initial Holder or from a subsequent Holder. It is specifically intended by the parties hereto that the rights under this Guarantee with respect to a Trust
Security shall be transferred by operation of law under Article 6:251 of the
Dutch Civil Code ("DCC") to a subsequent Holder of that Trust Security.

     Section 5.09. Article 6:253 of DCC. It is hereby irrevocably agreed and stipulated, for free ("om niet" in the sense of the article referred to), by way of third party stipulation ("derdenbeding") in the meaning of Article 6:253 of DCC, for the benefit of each Holder (whether present or future) of a Trust
Security that, to the extent that any such Holder should not become entitled to the rights under this Guarantee with respect to that Trust Security (whether by operation of Article 6:251 of DCC as referred to in Section 5.08 hereof or otherwise), such Holder shall become a beneficiary of the rights under (and accordingly a party to) this Guarantee as set forth in Article 6:253 of DCC upon having become a Holder of such Trust Security (unless such Holder has rejected such stipulation without delay upon having become aware of it).

                                   ARTICLE 6
                      LIMITATION OF TRANSACTIONS; RANKING

     Section 6.01. Limitation of Transactions. The Guarantor, for so long as any Trust Securities remain outstanding, shall not issue any preferred securities, preferred or preference shares or any securities that qualify as
Tier 1 capital for the Guarantor ranking senior on liquidation to its obligations under this Guarantee or give any guarantee in respect of any preferred securities, preferred or preference shares or any securities that qualify as Tier 1 capital for the Guarantor issued by any of its subsidiaries if such guarantee would rank senior to this Guarantee, unless this Guarantee is amended to give the Holders of the Trust Securities such rights and entitlements as are contained in or attached to such other guarantee so that this Guarantee ranks pari passu with such guarantee and pari passu with such preferred securities, preferred or preference shares or any securities that qualify as Tier 1 capital for the Guarantor.

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     (b) The Guarantor shall pay all amounts required to be paid pursuant to this Guarantee in respect of any Distributions on the Trust Securities payable in respect of the most recent Distribution Period prior to any dividend or other payment (except dividends in the form of the Ordinary Shares) upon the
Ordinary Shares (whether issued directly or by a subsidiary of the Guarantor and entitled to the benefits of a guarantee ranking junior to this Guarantee).

     (c) The Guarantor, for so long as any Trust Securities or Company
Preferred Securities remain outstanding, shall maintain, or shall cause the
Bank, AANAH or any one or more Qualified Subsidiaries or branches of the Bank
(each, a "Potential Securityholder") to maintain, 100% ownership of the Company
Common Securities and the Trust Common Securities. The Guarantor may transfer and permit the transfer of the Company Common Securities from one Potential
Securityholder to another Potential Securityholder, provided that prior to such transfer it has received an opinion of a nationally recognized law firm experienced in such matters to the effect that (A) the Company will continue to be treated as a partnership for United States federal income tax purposes and such transfer will not cause the Company to be classified as an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes, (B) such transfer will not cause the Company or the Trust to be required to register under the 1940 Act and (C) such transfer will not adversely affect the limited liability of the Holders of the Company Preferred
Securities.

     (d) The Guarantor for so long as any Trust Securities or Company Preferred
Securities remain outstanding, (i) shall cause the Trust to remain a statutory trust and not to voluntarily dissolve, wind up, liquidate or be terminated, except as permitted by the Trust Agreement, (ii) shall use its commercially reasonable efforts to ensure that the Trust will not be classified as other than a grantor trust for United States federal income tax purposes, and (iii)
shall cause the Company to remain a limited liability company, and (iv) shall use its commercially reasonable efforts to ensure that the Company will not be an association or a publicly traded partnership taxable as a corporation for
United States federal income tax purposes.

     (e) The Guarantor, for so long as any of the Trust Securities are outstanding, shall not permit, or take any action to cause, the dissolution, liquidation, termination or winding up of the Trust, unless a Trust Special
Redemption Event occurs or the Guarantor is itself in liquidation and the approval of the Dutch Central Bank, if then required, to such action has been received.

     (f) If the Company Preferred Securities are distributed to Holders of
Trust Preferred Securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust, the Guarantor shall use its commercially reasonable best efforts to cause the Company Preferred
Securities to be listed on the New York Stock Exchange, Euronext or on such other national securities exchange or similar organization as the Trust
Preferred Securities are then listed or quoted on.

                                      22

-------------------------------------------------------------------------------

     Section 6.02. Ranking. This Guarantee will constitute an unsecured obligation of the Guarantor and will rank (i) subordinate and junior in right of payment to indebtedness of the Guarantor (other than any guarantee or contractual right expressed to rank pari passu with or junior to this
Guarantee), (ii) pari passu with the Guarantor's obligations under the Parity
Guarantees, including, without limitation, (A) the Trust Securities Guarantee
Agreement dated as of April 1, 1999, among the Guarantor, the Initial Holders
(as defined therein) of the 7?% Noncumulative Guaranteed Trust Preferred
Securities and the 7?% Trust Common Securities of ABN AMRO Capital Funding
Trust II, and The Bank of New York, as guarantee trustee, (B) the Class B
Preferred Securities Guarantee Agreement dated as of April 1, 1999 among the
Guarantor, ABN AMRO Capital Funding Trust II, as initial holder of the 7?%
Noncumulative Guaranteed Class B Preferred Securities of ABN AMRO Capital
Funding LLC II, and The Bank of New York, as guarantee trustee, (C) the
Contingent Guarantee Agreement dated as of April 1, 1999 among the Guarantor,
ABN AMRO Capital Funding LLC II and The Bank of New York, as guarantee trustee,
(D) the Trust Securities Guarantee Agreement dated as of July 3, 2003, among the Guarantor, the Initial Holders (as defined therein) of the 5.90%
Non-cumulative Guaranteed Trust Preferred Securities and the 5.90% Trust Common
Securities of ABN AMRO Capital Funding Trust V, and BNY Midwest Trust Company,
as guarantee trustee, (E) the Company Preferred Securities Guarantee Agreement
dated as of July 3, 2003 among the Guarantor, BNY Midwest Trust Company, in its capacity as property trustee pursuant to the Trust Agreement (as defined therein), as initial holder of the 5.90% Non-cumulative Guaranteed LLC
Preferred Securities of ABN AMRO Capital Funding LLC V, and BNY Midwest Trust
Company, as guarantee trustee, (F) the Contingent Guarantee Agreement dated as of July 3, 2003 among the Guarantor, ABN AMRO Capital Funding LLC V and BNY
Midwest Trust Company, as guarantee trustee, (G) the Trust Securities Guarantee
Agreement dated as of September 30, 2003, among the Guarantor, the Initial
Holders (as defined therein) of the 6.25% Non-cumulative Guaranteed Trust
Preferred Securities and the 6.25% Trust Common Securities of ABN AMRO Capital
Funding Trust VI, and BNY Midwest Trust Company, as guarantee trustee, (H) the
Company Preferred Securities Guarantee Agreement dated as of September 30, 2003 among the Guarantor, BNY Midwest Trust Company, in its capacity as property trustee pursuant to the Trust Agreement (as defined therein), as initial holder of the 6.25% Non-cumulative Guaranteed LLC Preferred Securities of ABN AMRO
Capital Funding LLC VI, and BNY Midwest Trust Company, as guarantee trustee, and (I) the Contingent Guarantee Agreement dated as of September 30, 2003 among the Guarantor, ABN AMRO Capital Funding LLC VI and BNY Midwest Trust Company,
as guarantee trustee, and (iii) senior to the Ordinary Shares. Any guarantee given hereafter by the Guarantor with respect to preferred securities issued by a subsidiary of the Guarantor and treated as Tier 1 regulatory capital by the
Guarantor that is silent as to seniority will rank pari passu with this
Guarantee.

                                      23

-------------------------------------------------------------------------------

                                   ARTICLE 7
                                  TERMINATION

     Section 7.01. Termination. This Guarantee shall terminate upon, and be of no further force and effect from the earlier of (i) full payment of the
Redemption Price of all Trust Securities or purchase and cancellation of all
Trust Securities, (ii) upon the distribution of the Company Preferred
Securities to the Holders of all of the Trust Securities or (iii) upon full payment of the $25.00 liquidation amount, plus any accumulated and unpaid
Distributions thereon, plus Additional Amounts thereon, if any, as payable upon liquidation of the Issuer. Notwithstanding the foregoing, this Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any Holder of Trust Securities must restore payment of any sums paid under the Trust Securities or under this Guarantee for any reason whatsoever.

                                   ARTICLE 8
                                INDEMNIFICATION

     Section 8.01. Exculpation. (a) No Indemnified Person shall be liable, responsible or accountable in damages or otherwise to the Guarantor or any
Covered Person for any loss, expense, liability, damage or claim incurred by reason of any act performed or omitted by such Indemnified Person in good faith in accordance with this Guarantee and in a manner that such Indemnified Person reasonably believed to be within the scope of the authority conferred on such
Indemnified Person by this Guarantee or by law, except that an Indemnified
Person shall be liable for any such loss, damage or claim incurred by reason of such Indemnified Person's gross negligence or willful misconduct with respect to such acts or omissions.

     (b) An Indemnified Person shall be fully protected in conclusively relying in good faith upon the records of the Guarantor and upon such information, opinions, reports or statements presented to the Guarantor by any Person as to matters the Indemnified Person reasonably believes are within such other
Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Guarantor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to Holders of Trust Securities might properly be paid.

     Section 8.02. Indemnification. The Guarantor agrees to indemnify each
Indemnified Person for, and to hold each Indemnified Person harmless against, any and all loss, liability, damage, claim or expense (including taxes other than taxes based on the income of any such Indemnified Person) incurred without gross negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses (including reasonable legal fees and expenses) of defending itself

                                      24

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against, or investigating, any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The obligation to indemnify as set forth in this Section 8.02 shall survive the termination of this Guarantee or the earlier resignation or removal of the
Guarantee Trustee.

                                   ARTICLE 9
                                 MISCELLANEOUS

     Section 9.01. Successors and Assigns. All guarantees and agreements contained in this Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the Holders of the Trust Securities then outstanding.

     Section 9.02. Amendments. Except for those changes (i) required under
Section 6.01(a) above or (ii) provided for in the two penultimate sentences of this paragraph, this Guarantee may be modified by the Guarantor and the
Guarantee Trustee only with the prior approval of the Holders of not less than
66-2/3% in liquidation amount of the Trust Securities (excluding any Trust
Securities held by the Guarantor or any of its Affiliates, other than Trust
Securities purchased or acquired by the Guarantor or its Affiliates in connection with transactions effected by or for the account of customers of the
Guarantor or any of its Affiliates in connection with the distribution or trading of or market-making in connection with such securities and except that persons (other than Affiliates of the Guarantor) to whom the Guarantor or any of its Affiliates have pledged Trust Securities may vote or convert with respect to such pledged securities pursuant to the terms of such pledge). This
Guarantee may be amended without the consent of the Holders of the Trust
Securities to (i) cure any ambiguity, (ii) correct or supplement any provision in this Guarantee that may be defective or inconsistent with any other provision of this Guarantee, (iii) add to the covenants, restrictions or obligations of the Guarantor, (iv) conform to any change in the 1940 Act, the
Trust Indenture Act or the rules or regulations of either such Act and (v)
modify, eliminate and add to any provision of this Guarantee to such extent as may be necessary or desirable; provided that no such amendment shall have a material adverse effect on the rights, preferences or privileges of the Holders of the Trust Securities. Sections 5.01, 5.02, 5.07 and the form of Exhibit A hereto may not be amended without the prior approval of the Holders of 100% in liquidation amount of the Trust Securities. The provisions of Section 13.02 of the Trust Agreement with respect to meetings of Holders of the Trust Securities apply to the giving of such approval. Any amendment hereof in accordance with this Section 9.02 shall be binding on all the Holders.

     Section 9.03. Judgment Currency Indemnity. (a) If, for the purposes of obtaining judgment in any court, it is necessary to convert an amount due from the Guarantor under any provision of this Guarantee to a currency other than
U.S. Dollars, the parties agree, to the fullest extent that they may effectively do so, that

                                      25

-------------------------------------------------------------------------------

the rate of exchange used shall be that at which in accordance with normal banking procedures the Guarantee Trustee could purchase such other currency with U.S. Dollars at its New York office on the second Business Day preceding the day on which final judgment is given.

     (b) The obligations of the Guarantor in respect of any amount due to the
Guarantee Trustee or any Holders under this Agreement shall, notwithstanding any judgment in a currency other than U.S. Dollars, be discharged only to the extent that on the Business Day following receipt by the Guarantee Trustee or such Holders, as the case may be, of any amount adjudged to be so due in such other currency the Guarantee Trustee or such Holders, as the case may be, may in accordance with normal banking procedures purchase U.S. Dollars with such other currency.

     (c) If the amount of U.S. Dollars so purchased is less than the amount originally due to the Guarantee Trustee or such Holders, as the case may be, in
U.S. Dollars, the Guarantor agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Guarantee Trustee or such Holders, as the case may be, against such loss.

     (d) If the amount of Dollars so purchased exceeds the amount originally due to the Guarantee Trustee or such Holders, as the case may be, in U.S.
Dollars, agree to remit any remaining amount to the Guarantor.

     Section 9.04. Assignment of the Guarantor. The Guarantor will not assign its obligations under the Guarantee, except in the case of a merger, consolidation or a sale of substantially all of its assets, where the Guarantor is not the surviving entity.

     Section 9.05. Notices. All notices provided for in this Guarantee shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by first class mail, as follows:

          (a) If given to the Guarantee Trustee, at the Guarantee Trustee's mailing address set forth below:

              BNY Midwest Trust Company
              2 North LaSalle Street
              Suite 1020
              Chicago, Illinois 60602
              Facsimile:  (312) 827-8542
              Attention:  Corporate Finance Group

          (b) If given to the Guarantor, at the Guarantor's mailing address set forth below (or such other address as the Guarantor may give notice of to the Holders of the Trust Securities):

                                      26

-------------------------------------------------------------------------------

              ABN AMRO Holding N.V.
              Gustav Mahlerlaan 10
              1082 PP Amsterdam
              The Netherlands
              Fax: +31 20 383 48 30
              Attention: Group Asset and Liability Management

          with a copy to:

          Davis Polk & Wardwell
          450 Lexington Avenue
          New York, New York 10017
          Fax: +1 212 450 3800
          Attention: Margaret Tahyar, Esq.

          (c) If given to any Holder of Trust Securities, at the address set forth on the books and records of the Issuer.

     All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

     Section 9.06. Governing Law. THIS GUARANTEE SHALL BE GOVERNED BY, AND
CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE NETHERLANDS,
EXCEPT THAT ARTICLES 2, 3 AND 4, AND THE DEFINITIONS OF TERMS AS USED THEREIN,
SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE
LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES
THEREOF.

     Section 9.07. Jurisdiction. Any claim or proceeding brought by the
Guarantee Trustee on behalf of Holders or a Holder to enforce the obligations of the Guarantor hereunder shall be brought in a court of competent jurisdiction in Amsterdam, The Netherlands. Any claim or proceeding relating to the application of Articles 2, 3 and 4, and the definitions of terms as used therein, including, without limitation, any claims, counter-claims and cross-claims asserted against the Guarantee Trustee in connection therewith, shall be brought in a court of competent jurisdiction in the State of New York.

                                      27

-------------------------------------------------------------------------------

     THIS GUARANTEE is executed as of the day and year first above written.

                                         ABN AMRO HOLDING N.V.,
                                           as Guarantor

                                         By: /s/ Rolf Smit
                                            ------------------------------------
                                            Name:  Rolf Smit
                                            Title: Executive Vice President

                                         By: /s/ Arjo Blok
                                            ------------------------------------
                                            Name:  Arjo Blok
                                            Title: Senior Vice President

BNY MIDWEST TRUST COMPANY,
  as Guarantee Trustee

By: /s/ Mary Callahan
   ------------------------------------
   Name:  Mary Callahan
   Title: Assistant Vice President

ABN AMRO NORTH AMERICA HOLDING COMPANY
  as Holder of the Trust Common Securities

By: /s/ J. Sirota
   ------------------------------------
   Name:  J. Sirota
   Title: Vice President

[Trust Securities Guarantee]

-------------------------------------------------------------------------------

ABN AMRO INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. INCORPORATED

Acting severally on behalf of themselves
  and the several Initial Holders named
  in the Exhibit B hereto.

By:  ABN AMRO Incorporated

By: /s/ Vincent Murray
   ------------------------------------
   Name:  Vincent Murray
   Title: Managing Director

-------------------------------------------------------------------------------

                                                                      EXHIBIT A

                             ABN AMRO HOLDING N.V.

                             OFFICERS' CERTIFICATE

     [March 31], [June 30], [September 30], [December 31],2 __________

     The undersigned, [name of Authorized Officer], [title of Authorized
Officer], and [name of Authorized Officer], [title of Authorized Officer], of
ABN AMRO Holding N.V., a public limited liability company incorporated under the laws of The Netherlands (the "Company"), pursuant to Section 5.02 of the
Guarantee Agreement dated as of February 18, 2004 (the "Guarantee"), executed and delivered by the Company, as guarantor, ABN AMRO North America Holding
Company and ABN AMRO Incorporated, Citigroup Global Markets Inc. and Morgan
Stanley & Co. Incorporated, on behalf of themselves and the other underwriters listed on Exhibit B thereof, and BNY Midwest Trust Company, as guarantee trustee, for the benefit of the holders from time to time of the 6.08%
Non-cumulative Guaranteed Trust Preferred Securities (the "Trust Preferred
Securities") and the 6.08% Trust Common Securities (the "Trust Common
Securities" and together with the Trust Preferred Securities, the "Trust
Securities") of ABN AMRO Capital Funding Trust VII, do hereby certify as of the date hereof on behalf of the Company as follows (capitalized terms used herein without definitions have the meanings assigned to them in the Guarantee):

     1. We have read and are familiar with the provisions of the Guarantee
(including, without limitation, Section 5.02 thereof) and all definitions therein.

     2. We have reviewed all corporate documents necessary to state the facts contained herein and are duly authorized to certify to those facts.

     3. In our opinion, we have made such examination or investigation as is necessary to enable us to express an informed opinion as to the facts certified herein.

     4. [Neither][Either]1 the Company [nor][or]1 any of its subsidiaries (A)
has declared or made a dividend or other payment on its Ordinary Shares that pay dividends annually or (B) has redeemed, repurchased or otherwise acquired
(other than (I) in connection with transactions effected by or for the account of customers of the Guarantor or any of its subsidiaries or in connection with the distribution, trading or market-making in respect of such securities, (II)
in connection with the satisfaction by the Guarantor or any of its subsidiaries of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants, (III)
as a result of a

---------
     1 Delete, if not applicable.

                                      A-1

-------------------------------------------------------------------------------

reclassification of the capital stock of the Guarantor or any of its subsidiaries or the exchange or conversion of one class or series of such capital stock for another class or series of such capital stock or (IV) the purchase of fractional interests in shares of the capital stock of the
Guarantor or any of its subsidiaries pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged)
for any consideration (and moneys [have][have not]3 been paid to or made available for a sinking fund or for redemption of any such shares) any Ordinary
Shares or any Parity Securities during the twelve month period immediately preceding and including the date hereof.

     5. [Neither][Either]2 the Company [nor][or]2 any of its subsidiaries has declared or made a dividend or other payment in respect of the Ordinary Shares that pay dividends semi-annually, if any, during the six month period immediately preceding and including the date hereof.

     6. [Neither][Either]2 the Company [nor][or]2 any of its subsidiaries has declared or made a dividend or other payment in respect of the Ordinary Shares that pay dividends quarterly, if any, during the three month period immediately preceding and including the date hereof.

     7. (a) [Neither][Either]2 the Company [nor][or]2 any of its subsidiaries has declared or made a dividend or other payment in respect of the Parity
Securities that pay dividends annually, if any, during the twelve month period immediately preceding and including the date hereof.

     (b) A dividend or other payment in respect of the Parity Securities that pay dividends annually, if any, was declared or made [in full]2 [at __% of the stated dividend rate for such Parity Securities].4

     8. (a) [Neither][Either]2 the Company [nor][or]2 any of its subsidiaries has declared or made a dividend or other payment in respect of its Parity
Securities that pay dividends semi-annually, if any, during the six month period immediately preceding and including the date hereof.

     (b) A dividend or other payment in respect of the Parity Securities that pay dividends semi-annually, if any, was declared or made [in full]5 [at __% of the stated dividend rate for such Parity Securities].6

---------
     2 Delete, if not applicable.

     3 To be filled in only if a dividend or other payment was declared or made on the Parity Securities that pay dividends semi-annually.

     4 Delete, if not applicable.

     3 To be filled in only if a dividend or other payment was declared or made on the Parity Securities that pay dividends semi-annually.

                                      A-2
-------------------------------------------------------------------------------

     9. (a)[Neither][Either]7 the Company [nor][or]5 any of its subsidiaries has declared or made a dividend or other payment in respect of the Parity
Securities that pay dividends quarterly, if any, during the three month period immediately preceding and including the date hereof.

     (b) A dividend or other payment in respect of the Parity Securities that pay dividends quarterly, if any, was declared or made [in full]5 [at __% of the stated dividend rate for such Parity Securities.]5

     IN WITNESS WHEREOF, the undersigned have duly executed as of the date first set forth above.

                                                ABN AMRO HOLDING N.V.

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:

---------
     6 Delete, if not applicable.

                                      A-3

-------------------------------------------------------------------------------

                                                                      EXHIBIT B

                                INITIAL HOLDERS

-------------------------------------------------------------------------------
                                                                    Number of
                                                                 Trust Preferred
Name of Underwriter                                                Securities
-------------------------------------------------------------------------------
ABN AMRO Incorporated                                               8,287,200
Citigroup Global Markets Inc.                                       8,287,200
Morgan Stanley & Co. Incorporated                                   8,287,200
A. G. Edwards & Sons, Inc.                                          7,995,600
Merrill Lynch, Pierce, Fenner & Smith Incorporated                  7,995,600
UBS Securities LLC                                                  7,995,600
Wachovia Capital Markets, LLC                                       7,995,600
Lehman Brothers Inc.                                                2,880,000
Wells Fargo Securities, LLC                                         1,440,000
Banc of America Securities LLC                                        504,000
Bear, Stearns & Co., Inc.                                             504,000
Charles Schwab & Co., Inc.                                            504,000
Deutsche Bank Securities Inc.                                         504,000
Goldman, Sachs & Co.                                                  504,000
HSBC Securities (USA) Inc.                                            504,000
H&R Block Financial Advisors, Inc.                                    504,000
J.P. Morgan Securities Inc. 504,000
McDonald Investments, Inc.                                            504,000
Oppenheimer & Co. Inc.                                                504,000
Quick & Reilly, Inc.                                                  504,000
Raymond James & Associates, Inc.                                      504,000
RBC Dain Rauscher Inc.                                                504,000
TD Waterhouse Investor Services, Inc.                                 504,000
U.S. Bancorp Piper Jaffray Inc. 504,000
Advest, Inc.                                                          126,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.        126,000
Blaylock & Partners, L.P.                                             126,000
C.L. King & Associates, Inc. 126,000
Credit Suisse First Boston LLC                                        126,000
Crowell Weedon & Co.                                                  126,000
D.A. Davidson & Co. 126,000
Davenport & Company LLC                                               126,000
Doley Securities, Inc.                                                126,000
Ferris Baker Watts Incorporated                                       126,000
J.J.B. Hilliard, W.L. Lyons, Inc. 126,000
Janney Montgomery Scott LLC                                           126,000
Legg Mason Wood Walker, Incorporated                                  126,000

                                      B-1

-------------------------------------------------------------------------------

Mesirow Financial, Inc.                                               126,000
Morgan Keegan & Company, Inc.                                         126,000
NatCity Investments, Inc.                                             126,000
Pershing Trading Company L.P.                                         126,000
Robert W. Baird & Co. Incorporated                                    126,000
Ryan, Beck & Co., Inc.                                                126,000
Sandler O'Neill & Partners, L.P.                                      126,000
Southwest Securities, Inc.                                            126,000
Stifel, Nicolaus & Company, Incorporated                              126,000
SunTrust Capital Markets, Inc.                                        126,000
Utendahl Capital Partners, L.P.                                       126,000
Wedbush Morgan Securities, Inc.                                       126,000
William Blair & Co L.L.C.                                             126,000
-------------------------------------------------------------------------------
Total                                                              72,000,000
-------------------------------------------------------------------------------

                                      B-2

Item 4.4

================================================================================

                COMPANY PREFERRED SECURITIES GUARANTEE AGREEMENT

                        ABN AMRO CAPITAL FUNDING LLC VII

                         Dated as of February 18, 2004

================================================================================

                                   ---------
                                                                           Page
                                                                           ----

                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

Section 1.01.  Definitions and Interpretation..................................1

                                   ARTICLE 2
                              TRUST INDENTURE ACT

                                   ARTICLE 3
                 POWERS, DUTIES AND RIGHTS OF GUARANTEE TRUSTEE

                                   ARTICLE 4
                               GUARANTEE TRUSTEE

Section 4.01.  Guarantee Trustee; Eligibility.................................13
Section 4.02.  Appointment, Removal and Resignation of  Guarantee Trustee.....13

                                   ARTICLE 5
                                   GUARANTEE

-------------------------------------------------------------------------------

Section 5.08.  Article 6:251 of DCC...........................................19
Section 5.09.  Article 6:253 of DCC...........................................20

                                   ARTICLE 6
                      LIMITATION OF TRANSACTIONS; RANKING

Section 6.01.  Limitation of Transactions.....................................20
Section 6.02.  Ranking........................................................21

                                   ARTICLE 7
                                  TERMINATION

Section 7.01 . Termination....................................................22

                                   ARTICLE 8
                                INDEMNIFICATION

Section 8.01.  Exculpation....................................................23
Section 8.02.  Indemnification................................................23

                                   ARTICLE 9
                                 MISCELLANEOUS

                                      ii

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                            CROSS-REFERENCE TABLE1

                       Section of Trust Indenture Act             Section of
                             of 1939, as amended                  Guarantee

310(a).....................................................          4.01(a)
310(b).....................................................       2.09, 4.01(c)
310(c).....................................................       Inapplicable
311(a).....................................................          2.02(b)
311(b).....................................................          2.02(b)
311(c).....................................................       Inapplicable
312(a).....................................................          2.02(a)
312(b).....................................................          2.02(b)
313........................................................           2.03
314(a).....................................................           2.04
314(b).....................................................       Inapplicable
314(c).....................................................           2.05
314(d).....................................................       Inapplicable
314(f).....................................................       Inapplicable
315(a).....................................................     3.01(c), 3.01(d)
315(b).....................................................           2.07
315(c).....................................................          3.01(c)
315(d).....................................................          3.01(d)
316(a).....................................................           2.08

---------
     1 This Cross-Reference Table does not constitute part of the Guarantee and shall not affect the interpretation of any of its terms or provisions.

                                      iii

-------------------------------------------------------------------------------

     This COMPANY PREFERRED SECURITIES GUARANTEE AGREEMENT (the "Guarantee")
dated as of February 18, 2004, is executed and delivered by ABN AMRO HOLDING
N.V., a public limited liability company incorporated under the laws of The
Netherlands (the "Guarantor"), BNY MIDWEST TRUST COMPANY, an Illinois trust company (the "Initial Holder"), in its capacity as property trustee pursuant to the Trust Agreement (as defined below) and BNY MIDWEST TRUST COMPANY, an
Illinois trust company, as trustee (the "Guarantee Trustee"), for the benefit of the Initial Holder and any subsequent holders from time to time of the
Company Preferred Securities (as defined herein) of ABN AMRO Capital Funding
LLC VII, a Delaware limited liability company (the "Issuer" or the "Company").

     WHEREAS, pursuant to an amended and restated limited liability company agreement (the "LLC Agreement"), dated as of February 18, 2004, among ABN AMRO
North America Holding Company ("AANAH"), ABN AMRO Capital Funding Trust VII
(the "Trust") and BNY Midwest Trust Company, as manager trustee, the Issuer is issuing on the date hereof 72,000,040 Non-cumulative Guaranteed Preferred
Securities, having an aggregate liquidation amount of $1,800,001,000, designated the 6.08% Non-cumulative Guaranteed LLC Preferred Securities, and may issue up to an additional 3,900,000 such securities pursuant to an over-allotment option (the "Company Preferred Securities"); and

     WHEREAS, as incentive for the Initial Holder to purchase the Company
Preferred Securities, the Guarantor desires irrevocably and unconditionally to agree, to the extent set forth herein, to pay to the Initial Holder and any subsequent Holders from time to time of the Company Preferred Securities the
Guarantee Payments (as defined herein) and to make certain other payments on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the purchase by the Initial Holder and any subsequent Holder from time to time of Company Preferred Securities, which purchase the Guarantor hereby agrees shall benefit the Guarantor, the Guarantor executes and delivers this Guarantee for the benefit of the Initial Holder and any subsequent Holders from time to time of the Company Preferred Securities.

                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

     Section 1.01. Definitions and Interpretation. In this Guarantee, unless the context otherwise requires:

     (a) capitalized terms used in this Guarantee but not defined in the preamble above have the respective meanings assigned to them in this Section
1.01;

-------------------------------------------------------------------------------

     (b) a term defined anywhere in this Guarantee has the same meaning throughout;

     (c) all references to "the Guarantee" or "this Guarantee" are to this
Guarantee as modified, supplemented or amended from time to time;

     (d) all references in this Guarantee to Articles and Sections are to
Articles and Sections of this Guarantee, unless otherwise specified; and

     (e) a reference to the singular includes the plural and vice versa.

     "Additional Amounts" means an amount paid as further Dividends in order that the net amounts received by the Holders of the Company Preferred
Securities after withholding or deduction of any Relevant Tax required by law equal the amount which would have been received in respect of the Company
Preferred Securities in the absence of such withholding or deduction, except that no Additional Amounts are payable to a Holder of Company Preferred
Securities (or to a third party on the Holder's behalf) with respect to any
Company Preferred Securities (i) to the extent that such Relevant Tax is imposed or levied by virtue of such Holder (or the beneficial owner of such
Company Preferred Securities) having some connection with the Relevant
Jurisdiction, other than being a Holder (or beneficial owner) of such Company
Preferred Securities, (ii) to the extent that such Tax is imposed or levied by virtue of such Holder (or beneficial owner) not having made a declaration of non-residence in, or other lack of connection with, the Relevant Jurisdiction or any similar claim for exemption, if the Guarantor or its agent has provided the beneficial owner of such Company Preferred Security or its nominee with at least 60 days' prior written notice of an opportunity to make such a declaration or claim, or (iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European
Council Directive 2003/48/EC or any other European Union Directive on the taxation of savings, implementing the conclusions of the ECOFIN Council meeting of June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, or substantially similar to, such Directive.

     "Administrative Action" means any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations).

     "Affiliate" means, with respect to any specified person, any other person that directly or indirectly controls or is controlled by, or is under common control with, such specified person.

     "Authorized Officer" of a Person means any Person that is authorized to bind such Person.

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     "Bank" means ABN AMRO Bank N.V., a public limited liability company incorporated under the laws of The Netherlands.

     "Company Common Securities" means the voting common securities representing ownership interests in the Company.

     "Contingent Guarantee" means the contingent guarantee agreement among the
Guarantor, the Company and BNY Midwest Trust Company (as Guarantee Trustee)
relating to the Company Preferred Securities dated February 18, 2004.

     "Corporate Trust Office" means the principal trust office of the Guarantee
Trustee at which, at any particular time, its corporate trust business shall be administered, which office at the date hereof is located at [2 North LaSalle
Street, Suite 1020, Chicago, Illinois 60602, Attention: Corporate Finance
Group].

     "Covered Person" means any Holder or beneficial owner of Company Preferred
Securities.

     "Dividends" means cash income distributions with respect to the Company
Preferred Securities.

     "Dividend Date" means the last day of each of March, June, September and
December of each year.

     "Dividend Rate" means 6.08% per annum.

     "Dividend Period" means each period beginning on the date of original issuance of the Company Preferred Securities or on a Dividend Date and ending on the day that precedes the next succeeding Dividend Date.

     "Euronext" means the Official Segment of Euronext Amsterdam N.V.'s Stock
Market.

     "Event of Default" means a default by the Guarantor on any of its payment or other obligations under this Guarantee.

     "Guarantee Trustee" means BNY Midwest Trust Company, an Illinois trust company, until a Successor Guarantee Trustee has been appointed and has accepted such appointment pursuant to the terms of this Guarantee by executing a counterpart hereof and becoming a party hereto and thereafter means each such
Successor Guarantee Trustee.

     "Holder" shall mean the Initial Holder or any subsequent holder, as registered on the books and records of the Issuer, of any Company Preferred
Securities; provided, however, that, in determining whether the holders of the requisite percentage of Company Preferred Securities have given any request,

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notice, consent or waiver hereunder, "Holder" shall not include the Guarantor or any Affiliate of the Guarantor (other than the Trust).

     "Indemnified Person" means the Guarantee Trustee, the Initial Holder, any
Affiliate of the Guarantee Trustee, or any officer, director, shareholder, member, partner, employee, representative, nominee, custodian or agent of the
Guarantee Trustee.

     "Initial Intercompany Security" means the 6.20% Intercompany Security issued by the Bank.

     "Intercompany Securities" means the Initial Intercompany Security and, upon maturity or redemption thereof, any successor intercompany securities that will constitute the assets of the Company.

     "Majority in liquidation amount of the Company Preferred Securities"
means, except as provided by the Trust Indenture Act, a vote by Holder(s) of
Company Preferred Securities, voting separately as a class, of more than 50% of the liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accrued and unpaid Dividends to the date upon which the voting percentages are determined) of all Company Preferred
Securities.

     "1940 Act" means the U.S. Investment Company Act of 1940, as amended from time to time, or any successor legislation.

     "Officers' Certificate" means, with respect to any Person, a certificate signed by two Authorized Officers of such Person.

     "Ordinary Shares" means the ordinary shares of the Guarantor, any other shares of the Guarantor's capital stock ranking junior to the Parity Preferred
Shares, if any, and any guarantees of the Guarantor ranking junior to the
Parity Guarantees and this Guarantee.

     "Parity Guarantee" means any guarantee issued by the Guarantor of any preferred securities, preferred or preference shares or any other securities that qualify as Tier 1 capital of the Guarantor issued by any subsidiary of the
Guarantor, if such guarantee ranks pari passu with the Guarantor's obligations under this Guarantee.

     "Parity Preferred Shares" means the most senior ranking preferred or preference shares or other securities that qualify as Tier 1 capital issued by the Guarantor.

     "Parity Securities" means, collectively, the Parity Guarantees, the Parity
Preferred Shares and the Parity Subsidiary Securities.

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     "Parity Subsidiary Securities" means any securities issued by a subsidiary of the Guarantor guaranteed by the Guarantor under a Parity Guarantee.

     "Perpetual Non-cumulative Capital Securities" means the perpetual non-cumulative capital securities into which the Trust Preferred Securities shall be exchanged upon the occurrence of a "Regulatory Event" as described in the Prospectus Supplement dated February 11, 2004.

     "Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

     "Qualified Subsidiaries" means one or more subsidiaries of the Guarantor, the Bank or AANAH which are deemed to be a "company controlled by the parent company" under Rule 3a-5, as amended, of the 1940 Act.

     "Relevant Jurisdiction" means The Netherlands and, during any period any
Intercompany Security other than the Initial Intercompany Security is outstanding, the jurisdiction of residence of any obligor on any such
Intercompany Security.

     "Relevant Tax" means any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by or on behalf of any Relevant Jurisdiction or any authority therein or thereof having power to tax.

     "Responsible Officer" means, with respect to the Guarantee Trustee, any officer within the Corporate Trust Office of the Guarantee Trustee, including any vice president, any assistant vice president, any secretary, any assistant secretary, the treasurer, any assistant treasurer or other officer of the
Guarantee Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

     "Successor Guarantee Trustee" means a successor Guarantee Trustee possessing the qualifications to act as Guarantee Trustee under Section 4.01.

     "Trust" means ABN AMRO Capital Funding Trust VII.

     "Trust Agreement" means the amended and restated trust agreement dated as of February 18, 2004, among the trustees of the Trust named therein, the sponsor of the Trust named therein, the Guarantor and the holders from time to time of undivided beneficial interests in the assets of the Trust, as amended from time to time.

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     "Trust Indenture Act" means the U.S. Trust Indenture Act of 1939, as amended.

     "Trust Common Securities" means the 6.08% Common Securities issued by the
Trust.

     "Trust Preferred Securities" means the 6.08% Non-cumulative Guaranteed
Trust Preferred Securities issued by the Trust.

     "Trust Securities" means the Trust Preferred Securities and the Trust
Common Securities.

                                   ARTICLE 2
                              TRUST INDENTURE ACT

     Section 2.01. Trust Indenture Act; Application. (a) This Guarantee is
subject to the provisions of the Trust Indenture Act that are required to be part of this Guarantee and shall, to the extent applicable, be governed by such provisions. A term defined in the Trust Indenture Act has the same meaning when used in this Guarantee, unless otherwise defined in this Guarantee or unless the context otherwise requires.

     (b) If and to the extent that any provision of this Guarantee limits, qualifies or conflicts with the duties imposed by Sections 310 to 317, inclusive, of the Trust Indenture Act, such imposed duties shall control.

     Section 2.02. Lists of Holders of Securities. (a) The Guarantee Trustee
shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders of Company
Preferred Securities. If the Guarantee Trustee is not the Registrar, the
Guarantor shall furnish to the Guarantee Trustee quarterly on or before the last day of March, June, September, and December in each year, and at such other times as the Guarantee Trustee may request in writing, a list, in such form and as of such date as the Guarantee Trustee may reasonably require, containing all the information in the possession or control of the Registrar, the Guarantor or any of its paying agents other than the Guarantee Trustee as to the names and addresses of Holders of Company Preferred Securities.

     (b) The Guarantee Trustee shall comply with its obligations under Sections
311(a), 311(b) and 312(b) of the Trust Indenture Act.

     Section 2.03. Reports by the Guarantee Trustee. Within 60 days after May
15 of each year, the Guarantee Trustee shall provide to the Holders of the
Company Preferred Securities (and, for so long as the Trust is the Holder of the Company Preferred Securities, also to the Holders of the Trust Preferred
Securities) such reports as are required by Section 313 of the Trust Indenture
Act,

                                       6

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if any, in the form and in the manner provided by Section 313 of the Trust
Indenture Act. The Guarantee Trustee shall also comply with the requirements of
Section 313(d) of the Trust Indenture Act.

     Section 2.04. Periodic Reports to Guarantee Trustee. The Guarantor shall provide to the Guarantee Trustee such documents, reports and information as required by Section 314 (if any) and the compliance certificate required by
Section 314 of the Trust Indenture Act in the form, in the manner and at the times required by Section 314 of the Trust Indenture Act. Delivery of such reports, information and documents to the Guarantee Trustee is for informational purposes only, and the Guarantee Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Guarantor's compliance with any of its covenants hereunder (as to which the Guarantee
Trustee is entitled to rely exclusively on Officers' Certificates).

     Section 2.05. Evidence of Compliance with Conditions Precedent. The
Guarantor shall provide to the Guarantee Trustee such evidence of compliance with any conditions precedent, if any, provided for in this Guarantee that relate to any of the matters set forth in Section 314(c) of the Trust Indenture
Act. Any certificate or opinion required to be given by an officer pursuant to
Section 314 (c) (1) may be given in the form of an Officers' Certificate and shall include:

     (a) a statement that each officer signing the Officers' Certificate has read the covenant or condition and the definition relating thereto;

     (b) a brief statement of the nature and scope of the examination or investigation undertaken by each officer in rendering the Officers'
Certificate;

     (c) a statement that each such officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     (d) a statement as to whether, in the opinion of each such officer, such condition or covenant has been complied with.

     Section 2.06. Events of Default; Waiver. The Holders of a Majority in
liquidation amount of the Company Preferred Securities may, by vote, on behalf of the Holders of all of the Company Preferred Securities, waive any past Event of Default and its consequences except an Event of Default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of each Holder of Company Preferred Securities (and, for so long as the
Trust is the Holder of the Company Preferred Securities, also of each Holder of the Trust Securities). Upon such waiver, any such Event of Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Guarantee, but no such waiver shall extend to any

                                       7

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subsequent or other default or Event of Default or impair any right consequent thereon.

     Section 2.07. Event of Default; Notice. (a) The Guarantee Trustee shall, within 90 days after the occurrence of an Event of Default, transmit by mail, first class postage prepaid, to the Holders of the Company Preferred Securities
(and, for so long as the Trust is the Holder of the Company Preferred
Securities, also to the Holders of the Trust Securities) notices of all Events of Default actually known to a Responsible Officer of the Guarantee Trustee, unless such defaults have been cured before the giving of such notice, provided, that, the Guarantee Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Guarantee Trustee in good faith determines that the withholding of such notice is in the interests of the
Holders of the Company Preferred Securities.

     (b) The Guarantee Trustee shall not be deemed to have knowledge of any
Event of Default unless a Responsible Officer of the Guarantee Trustee shall have received written notice, or a Responsible Officer of the Guarantee Trustee charged with the administration of the Guarantee shall have obtained actual knowledge, of such Event of Default.

     Section 2.08. Rights of Holders. (a) The Holders of a Majority in
liquidation amount of the Company Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of this Guarantee or exercising any trust or power conferred upon the Guarantee Trustee under this Guarantee.

     (b) If the Guarantee Trustee fails to enforce its rights under the
Guarantee after a Holder of Company Preferred Securities has made a written request, such Holder of Company Preferred Securities may institute a legal proceeding directly against the Guarantor to enforce the Guarantee Trustee's rights under Article 5 of this Guarantee, without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or any other person or entity. Notwithstanding the foregoing, if the Guarantor has failed to make a
Guarantee Payment, a Holder of Company Preferred Securities may directly institute a proceeding in such Holder's own name against the Guarantor for enforcement of Article 5 of this Guarantee for such payment.

     (c) For so long as the Trust is the Holder of Company Preferred
Securities, and any Trust Preferred Securities remain outstanding, a Holder of
Trust Preferred Securities may exercise directly any right or power of a Holder of Company Preferred Securities under this Section 2.08.

     Section 2.09. Conflicting Interests. The LLC Agreement shall be deemed to be specifically described in this Guarantee for the purposes of clause (i) of the first proviso contained in Section 310(b) of the Trust Indenture Act.

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     Section 2.10. Guarantee Trustee May File Proofs Of Claims. Upon the
occurrence of an Event of Default, the Guarantee Trustee is hereby authorized to (a) recover judgment, in its own name and as a trustee of an express trust, against the Guarantor for the whole amount of any Guarantee Payments remaining unpaid and (b) file such proofs of claim and other papers or documents as may be necessary or advisable in order to have its claims and those of the Holders of the Company Preferred Securities allowed in any judicial proceeding relative to the Guarantor, its creditors or its property.

                                   ARTICLE 3
                 POWERS, DUTIES AND RIGHTS OF GUARANTEE TRUSTEE

     Section 3.01. Powers, Duties and Rights of Guarantee Trustee. (a) This
Guarantee shall be held by the Guarantee Trustee for the benefit of the Holders of the Company Preferred Securities, and the Guarantee Trustee shall not transfer this Guarantee to any Person except a Holder of Company Preferred
Securities exercising his or her rights pursuant to Section 2.08(b) or to a
Successor Guarantee Trustee on acceptance by such Successor Guarantee Trustee of its appointment to act as Successor Guarantee Trustee. The right, title and interest of the Guarantee Trustee shall automatically vest in any Successor
Guarantee Trustee, and such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered pursuant to the appointment of such Successor Guarantee Trustee.

     (b) If an Event of Default actually known to a Responsible Officer of the
Guarantee Trustee has occurred and is continuing, the Guarantee Trustee shall enforce this Guarantee for the benefit of the Holders of the Company Preferred
Securities.

     (c) The Guarantee Trustee, before the occurrence of any Event of Default and after the curing or waiver of all Events of Default that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Guarantee, and no implied covenants shall be read into this Guarantee against the Guarantee Trustee. In case an Event of Default has occurred (that has not been cured or waived pursuant to Section 2.06 and is actually known to a Responsible Officer of the Guarantee Trustee), the Guarantee Trustee shall exercise such of the rights and powers vested in it by this Guarantee, and use the same degree of care and skill in its exercise thereof, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

     (d) No provision of this Guarantee shall be construed to relieve the
Guarantee Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

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          (i) Prior to the occurrence of any Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

               (A) the duties and obligations of the Guarantee Trustee shall be determined solely by the express provisions of this Guarantee, and the Guarantee Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this
          Guarantee, and no implied covenants or obligations shall be read into this Guarantee against the Guarantee Trustee; and

               (B) in the absence of bad faith on the part of the Guarantee
          Trustee, the Guarantee Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Guarantee
          Trustee and conforming to the requirements of this Guarantee; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Guarantee
          Trustee, the Guarantee Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Guarantee (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein);

          (ii) The Guarantee Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Guarantee
     Trustee, unless it shall be proved that the Guarantee Trustee was grossly negligent in ascertaining the pertinent facts upon which such judgment was made;

          (iii) The Guarantee Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a Majority in liquidation amount of the
     Company Preferred Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Guarantee
     Trustee, or the exercise of any trust or power conferred upon the
     Guarantee Trustee under this Guarantee; and

          (iv) No provision of this Guarantee shall require the Guarantee
     Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if the Guarantee Trustee shall have reasonable grounds for believing that the repayment of such funds or liability, or indemnity, satisfactory to the Guarantee Trustee, against such expense, risk or liability, is not assured to it under the terms of this Guarantee.

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     Section 3.02. Certain Rights of Guarantee Trustee. (a) Subject to the
provisions of Section 3.01:

          (i) The Guarantee Trustee may conclusively rely, and shall be fully protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

          (ii) Any direction or act of the Guarantor contemplated by this
     Guarantee shall be sufficiently evidenced by an Officers' Certificate.

          (iii) Whenever, in the administration of this Guarantee, the
     Guarantee Trustee shall deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the
     Guarantee Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officers' Certificate which, upon receipt of such request, shall be promptly delivered by the Guarantor.

          (iv) The Guarantee Trustee shall have no duty to see to any recording, filing or registration of any instrument (or any rerecording, refiling or registration thereof).

          (v) The Guarantee Trustee may, at the expense of the Guarantor, consult with counsel of its selection, and the advice or opinion of such counsel with respect to legal matters shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion. Such counsel may be counsel to the Guarantor or any of its
     Affiliates and may include any of its employees. The Guarantee Trustee shall have the right at any time to seek instructions concerning the administration of this Guarantee from any court of competent jurisdiction.

          (vi) The Guarantee Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Guarantee at the request or direction of any Holder, unless such Holder shall have provided to the
     Guarantee Trustee such security and indemnity, satisfactory to the
     Guarantee Trustee, against the costs, expenses (including attorneys' fees and expenses and the expenses of the Guarantee Trustee's agents, nominees or custodians) and liabilities that might be incurred by it in complying with such request or direction, including such reasonable advances as may be requested by the Guarantee Trustee; provided, that nothing contained in this Section 3.02(a)(vi) shall be taken to relieve the

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     Guarantee Trustee, upon the occurrence of an Event of Default, of its obligation to exercise the rights and powers vested in it by this
     Guarantee.

          (vii) The Guarantee Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Guarantee Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit but shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

          (viii) The Guarantee Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys, and the Guarantee Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

          (ix) Any action taken by the Guarantee Trustee or its agents hereunder shall bind the Holders of the Company Preferred Securities, and the signature of the Guarantee Trustee or its agents alone shall be sufficient and effective to perform any such action. No third party shall be required to inquire as to the authority of the Guarantee Trustee to so act or as to its compliance with any of the terms and provisions of this
     Guarantee, both of which shall be conclusively evidenced by the Guarantee
     Trustee or its agent taking such action.

          (x) Whenever in the administration of this Guarantee the Guarantee
     Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the
     Guarantee Trustee (i) may request written instructions from the Holders of a Majority in liquidation amount of the Company Preferred Securities, (ii)
     may refrain from enforcing such remedy or right or taking such other action until such written instructions are received and (iii) shall be protected in conclusively relying on or acting in accordance with such written instructions.

          (xi) The Guarantee Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Guarantee.

     (b) No provision of this Guarantee shall be deemed to impose any duty or obligation on the Guarantee Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it in any jurisdiction in which it shall be illegal, or in which the Guarantee Trustee shall be unqualified or incompetent in accordance with applicable law, to perform any such act or acts or

                                      12

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to exercise any such right, power, duty or obligation. No permissive power or authority available to the Guarantee Trustee shall be construed to be a duty.

     Section 3.03. Not Responsible for Recitals or Issuance of Guarantee. The
recitals contained in this Guarantee shall be taken as the statements of the
Guarantor, and the Guarantee Trustee does not assume any responsibility for their correctness. The Guarantee Trustee makes no representation as to the validity or sufficiency of this Guarantee.

                                   ARTICLE 4
                               GUARANTEE TRUSTEE

     Section 4.01. Guarantee Trustee; Eligibility. There shall at all times be a Guarantee Trustee which shall:

          (i) not be an Affiliate of the Guarantor; and

          (ii) be a corporation organized and doing business under the laws of the United States of America or any State thereof or of the District of
     Columbia, or a corporation or Person permitted by the Securities and
     Exchange Commission to act as an institutional trustee under the Trust
     Indenture Act, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least 50 million U.S.
     dollars ($50,000,000), and subject to supervision or examination by
     Federal, State or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then, for the purposes of this Section 4.01(a)(ii), the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

     (b) If at any time the Guarantee Trustee shall cease to be eligible to so act under Section 4.01(a), the Guarantee Trustee shall immediately resign in the manner and with the effect set out in Section 4.02(c).

     (c) If the Guarantee Trustee has or shall acquire any "conflicting interest" within the meaning of Section 310(b) of the Trust Indenture Act, the
Guarantee Trustee and Guarantor shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act.

     Section 4.02. Appointment, Removal and Resignation of Guarantee Trustee.
Subject to Section 4.02(b), the Guarantee Trustee may be appointed or removed without cause at any time by the Guarantor except during an Event of Default.

                                      13

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     (b) The Guarantee Trustee shall not be removed in accordance with Section
4.02(a) until a Successor Guarantee Trustee has been appointed and has accepted such appointment by written instrument executed by such Successor Guarantee
Trustee and delivered to the Guarantor.

     (c) The Guarantee Trustee appointed to office shall hold office until a
Successor Guarantee Trustee shall have been appointed or until its removal or resignation. The Guarantee Trustee may resign from office (without need for prior or subsequent accounting) by an instrument in writing executed by the
Guarantee Trustee and delivered to the Guarantor, which resignation shall not take effect until a Successor Guarantee Trustee has been appointed and has accepted such appointment by instrument in writing executed by such Successor
Guarantee Trustee and delivered to the Guarantor and the resigning Guarantee
Trustee.

     (d) If no Successor Guarantee Trustee shall have been appointed and accepted appointment as provided in this Section 4.02 within 60 days after delivery of an instrument of removal or resignation, the Guarantee Trustee resigning or being removed may petition, at the expense of the Guarantor, any court of competent jurisdiction for appointment of a Successor Guarantee
Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Guarantee Trustee.

     (e) No Guarantee Trustee shall be liable for the acts or omissions to act of any Successor Guarantee Trustee.

     (f) Upon termination of this Guarantee or removal or resignation of the
Guarantee Trustee pursuant to this Section 4.02, and before the appointment of any Successor Guarantee Trustee, the Guarantor shall pay to the Guarantee
Trustee all amounts to which it is entitled to the date of such termination, removal or resignation.

                                   ARTICLE 5
                                   GUARANTEE

     Section 5.01. Guarantee. The Guarantor irrevocably and unconditionally agrees, subject to the limitations set forth in this Guarantee, to pay in full to the Initial Holder and each subsequent Holder from time to time, whether such rights under this Guarantee are asserted by the Guarantee Trustee or directly by any such Holder (without duplication of amounts theretofore paid by the Issuer), if, as and when due, regardless of any defense, right of setoff or counterclaim that the Issuer may have or assert:

          (i) any accumulated but unpaid Dividends on the Company Preferred
     Securities, whether declared by the Issuer or deemed declared pursuant to
     Section 5.02 hereof, plus Additional Amounts thereon, if any;

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          (ii) the $25.00 redemption price per each Company Preferred Security called for redemption by the Issuer, plus an amount equal to any accumulated and unpaid Dividends thereon for the then current Dividend
     Period through the date of redemption, on the Company Preferred
     Securities, plus Additional Amounts thereon, if any (the "Redemption
     Price"); and

          (iii) the $25.00 liquidation amount per each Company Preferred
     Security upon any voluntary or involuntary dissolution, liquidation or winding up of the Issuer, plus Additional Amounts thereon, if any;

(collectively, the "Guarantee Payments"). All Guarantee Payments shall include interest accrued on such Guarantee Payments, at a rate per annum equal to the stated Dividend rate of the Company Preferred Securities, since the date of the claim asserted under this Guarantee relating to such Guarantee Payments.

     The Guarantor's obligation to make any of the payments listed in (i)
through (iii) above may be satisfied either by direct payment of the required amounts by the Guarantor to the Holders or by causing the Issuer to pay such amounts to the Holders.

     Section 5.02. Delivery of Guarantor Certificate; Dividends Deemed
Declared. As of each Dividend Date with respect to which the Issuer has not paid Dividends in full at the Dividend Rate, the Guarantor shall deliver an
Officers' Certificate to the Guarantee Trustee substantially in the form attached as Exhibit A hereto (the "Guarantor Certificate"); provided that failure to deliver the Guarantor Certificate on or prior to any Dividend Date with respect to which the Issuer has not paid Dividends in full at the Dividend
Rate, shall not constitute an Event of Default but shall result in Dividends on all the Company Preferred Securities then outstanding being deemed declared in full at the Dividend Rate on such Dividend Date for the purposes of Section
5.01(i) hereof.

     (b) If on any Dividend Date (i) the Issuer has not paid Dividends in full at the Dividend Rate and (ii)(A) the Guarantor or one of its subsidiaries declares or makes a dividend or other payment on its Ordinary Shares that pay dividends annually or (B) the Guarantor or any of its subsidiaries has redeemed, repurchased or otherwise acquired (other than (I) in connection with transactions effected by or for the account of customers of the Guarantor or any of its subsidiaries or in connection with the distribution, trading or market-making in respect of such securities, (II) in connection with the satisfaction by the Guarantor or any of its subsidiaries of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants, (III) as a result of a reclassification of the capital stock of the Guarantor or any of its subsidiaries or the exchange or conversion of one class or series of such capital stock for another class or series of such capital stock or (IV) the purchase of fractional interests in shares of the capital stock of the
Guarantor or any of its subsidiaries pursuant to the conversion or exchange provisions of

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such capital stock or the security being converted or exchanged) for any consideration (or moneys have been paid to or made available for a sinking fund or for redemption of any such shares) any Ordinary Shares or any Parity
Securities during the twelve month period immediately preceding and including such Dividend Date, then Dividends will be deemed declared in full at the
Dividend Rate on such Dividend Date for the purposes of Section 5.01(i) hereof and for three consecutive Dividend Dates thereafter.

     (c) If on any Dividend Date (i) the Issuer has not paid Dividends in full at the Dividend Rate and (ii) the Guarantor or any of its subsidiaries has declared or made a dividend or other payment in respect of any Ordinary Shares that pay dividends semi-annually during the six month period immediately preceding and including such Dividend Date, then Dividends will be deemed declared in full at the Dividend Rate on such Dividend Date for the purposes of
Section 5.01(i) hereof and for the next consecutive Dividend Date thereafter.

     (d) If on any Dividend Date (i) the Issuer has not paid Dividends in full at the Dividend Rate and (ii) the Guarantor or any of its subsidiaries has declared or made a dividend or other payment in respect of any Ordinary Shares that pay dividends quarterly during the three month period immediately preceding and including such Dividend Date, then Dividends will be deemed declared in full at the Dividend Rate on such Dividend Date for the purposes of
Section 5.01(i) hereof.

     (e) If on any Dividend Date (i) the Issuer has not paid Dividends in full at the Dividend Rate and (ii) the Guarantor or any of its subsidiaries has declared or made a dividend or other payment in respect of Parity Securities that pay dividends annually during the twelve month period immediately preceding and including such Dividend Date, either in full or at a percentage of a dividend rate stated thereon, as set forth in paragraph 8 of the Guarantor
Certificate delivered as of such Dividend Date, then Dividends will be deemed declared in full at the Dividend Rate or pro rata in accordance with Section
5.02(i) hereof, as the case may be, on such Dividend Date for the purposes of
Section 5.01(i) hereof and for the three consecutive Dividend Dates thereafter.

     (f) If on any Dividend Date (i) the Issuer has not paid Dividends in full at the Dividend Rate and (ii) the Guarantor or any of its subsidiaries has declared or made a dividend or other payment in respect of the Parity
Securities that pay dividends semi-annually during the six month period immediately preceding and including such Dividend Date, either in full or at a percentage of a dividend rate stated thereon, as set forth in paragraph 9 of the Guarantor Certificate delivered as of such Dividend Date, then Dividends will be deemed declared in full at the Dividend Rate or pro rata in accordance with Section 5.02(i) hereof, as the case may be, on such Dividend Date for the purposes of Section 5.01(i) hereof and for the next consecutive Dividend Date thereafter.

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     (g) If on any Dividend Date (i) the Issuer has not paid Dividends in full at the Dividend Rate and (ii) the Guarantor or any of its subsidiaries has declared or made a dividend or other payment in respect of the Parity
Securities that pay dividends quarterly during the three month period immediately preceding and including such Dividend Date, either in full or at a percentage of a dividend rate stated thereon, as set forth in paragraph 10 of the Guarantor Certificate delivered as of such Dividend Date, then Dividends will be deemed declared in full at the Dividend Rate or pro rata in accordance with Section 5.02(i) hereof, as the case may be, on such Dividend Date for the purposes of Section 5.01(i) hereof.

     (h) The amount of Dividends declared or deemed declared for purposes of
Section 5.01(i) hereof on all the Company Preferred Securities then outstanding with respect to any Dividend Date shall be equal to the greater of (i) the amount of Dividends declared on such Dividend Date by the Company or (ii) the amount of Dividends deemed declared on such Dividend Date pursuant to subsection (a), (b), (c), (d), (e), (f), or (g) hereof.

     (i) In the event that Dividends are deemed declared on any Dividend Date pursuant to this Section 5.02 pro rata with dividends and other payments on the
Parity Securities, such Dividends shall be deemed declared in proportion that the aggregate amount available for payment of dividends on the Company
Preferred Securities and the Parity Securities in the fiscal year in which such
Dividend Date falls bears to the aggregate full amount of stated dividends on the Company Preferred Securities and the Parity Securities payable in such fiscal year. If Dividends are deemed declared on a pro rata basis, the
Guarantor will select, in its sole discretion, the date of the applicable market exchange rate to make the calculations described above.

     Section 5.03. Waiver of Notice and Demand. The Guarantor hereby waives notice of acceptance of this Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, any right to require a proceeding first against the Issuer or any other Person before proceeding against the Guarantor, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands. This Guarantee creates a guarantee of payment and not of collection.

     Section 5.04. Obligations Not Affected. The obligations, covenants, agreements and duties of the Guarantor under this Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

     (a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Company Preferred Securities to be performed or observed by the Issuer;

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     (b) the extension of time for the payment by the Issuer of all or any portion of the Dividends, Redemption Price, liquidation preference or any other sums payable under the terms of the Company Preferred Securities or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Company Preferred Securities; provided that nothing in this Guarantee shall affect or impair any valid extension;

     (c) any failure, omission, delay or lack of diligence on the part of the
Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Company Preferred
Securities, or any action on the part of the Issuer granting indulgence or extension of any kind;

     (d) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Issuer or any of the assets of the
Issuer;

     (e) any invalidity of, or defect or deficiency in, the Company Preferred
Securities;

     (f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

     (g) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a guarantor, it being the intent of this Section 5.04 that the obligations of the Guarantor hereunder shall be absolute and unconditional under any and all circumstances.

     There shall be no obligation of the Holders to give notice to, or obtain consent of, the Guarantor with respect to the happening of any of the foregoing.

     No setoff, counterclaim, reduction or diminution of any obligation, or any defense of any kind or nature that the Guarantor has or may have against any
Holder shall be available hereunder to the Guarantor against such Holder to reduce the payments to it under this Guarantee; provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim.

     Section 5.05. Action Against Guarantor. The Guarantor waives any right or remedy to require that any action be brought first against the Issuer or any other person or entity before proceeding directly against the Guarantor.

     Section 5.06. Independent Obligations. The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Issuer with respect to the Company Preferred Securities, and that the Guarantor shall be liable as principal and as debtor hereunder to make Guarantee Payments pursuant to the

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terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (g), inclusive, of Section 5.04 hereof.

     Section 5.07. Taxes. All payments in respect of the Guarantee Payments
(including interest accrued thereon, if any) by the Guarantor shall be made without withholding or deduction for or on account of any Relevant Tax, unless the withholding or deduction of such Relevant Tax is required by law. In that event, the Guarantor shall pay, as further Guarantee Payments, such additional amounts as may be necessary in order that the net amounts received by a Holder
(or a third party on its behalf) after such withholding or deduction will equal the amount which would have been received in respect of the Guarantee Payments
(including interest accrued thereon, if any) in the absence of such withholding or deduction ("Guarantee Additional Amounts"), except that no such Guarantee
Additional Amounts shall be payable to a Holder (or a third party on its behalf) with respect to any Guarantee Payments (including interest accrued thereon, if any) (i) to the extent that such Relevant Tax is imposed or levied by virtue of such Holder (or the beneficial owner of Company Preferred
Securities to which such Guarantee Payments relate) having some connection with the Relevant Jurisdiction, other than being a LLC Securityholder (or beneficial owner of such Company Preferred Securities), (ii) to the extent that such the
Relevant Tax is imposed or levied by virtue of such Company Preferred
Securityholder (or beneficial owner) not having made a declaration of non-residence in, or other lack of connection with, the Relevant Jurisdiction or any similar claim for exemption, if the Guarantor or its agent has provided the beneficial owner of such Company Preferred Securities or its nominee with at least 60 days' prior written notice of any opportunity to make such a declaration or claim, or (iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European
Council Directive 2003/48/EC or any other European Union Directive on the taxation of savings, implementing the conclusions of the ECOFIN Council meeting of June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, or substantially similar to, such Directive.

     Section 5.08. Article 6:251 of DCC. This Guarantee is a guarantee for the benefit of each Holder from time to time of Company Preferred Securities with respect to each Company Preferred Security held by such Holder. Upon transfer of any Company Preferred Securities to a third party, the previous Holder thereof shall no longer have any rights hereunder with respect to such Company
Preferred Securities. The rights under this Guarantee with respect to a Company
Preferred Security are not separately transferable from such Company Preferred
Security. The Initial Holder, by its execution of this Guarantee, hereby accepts the rights under this Guarantee as initial purchaser of the Company
Preferred Securities with the understanding that such rights shall be transferred by operation of law to any subsequent Holder acquiring a Company
Preferred Security from the Initial Holder or from a subsequent Holder. It is specifically intended by the parties hereto that the rights under this
Guarantee with respect to a Company Preferred

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Security shall be transferred by operation of law under Article 6:251 of the
Dutch Civil Code ("DCC") to a subsequent Holder of that Company Preferred
Security.

     Section 5.09. Article 6:253 of DCC. It is hereby irrevocably agreed and stipulated, for free ("om niet" in the sense of the article referred to), by way of third party stipulation ("derdenbeding") in the meaning of Article 6:253 of DCC, for the benefit of each Holder (whether present or future) of a Company
Preferred Security that, to the extent that any such Holder should not become entitled to the rights under this Guarantee with respect to that Company
Preferred Security (whether by operation of Article 6:251 of DCC as referred to in Section 5.08 hereof or otherwise), such Holder shall become a beneficiary of the rights under (and accordingly a party to) this Guarantee as set forth in
Article 6:253 of DCC upon having become a Holder of such Company Preferred
Security (unless such Holder has rejected such stipulation without delay upon having become aware of it).

                                   ARTICLE 6
                      LIMITATION OF TRANSACTIONS; RANKING

     Section 6.01. Limitation of Transactions. The Guarantor, for so long as any Company Preferred Securities remain outstanding, shall not issue any preferred securities, preferred or preference shares or any securities that qualify as Tier 1 capital for the Guarantor ranking senior on liquidation to its obligations under this Guarantee or give any guarantee in respect of any preferred securities, preferred or preference shares or any securities that qualify as Tier 1 capital for the Guarantor issued by any of its subsidiaries if such guarantee would rank senior to this Guarantee, unless this Guarantee is amended to give the Holders of the Company Preferred Securities such rights and entitlements as are contained in or attached to such other guarantee so that this Guarantee ranks pari passu with such guarantee and pari passu with such preferred securities, preferred or preference shares or any securities that qualify as Tier 1 capital for the Guarantor.

     (b) The Guarantor shall pay all amounts required to be paid pursuant to this Guarantee in respect of any Dividends on the Company Preferred Securities payable in respect of the most recent Dividend Period prior to any dividend or other payment (except dividends in the form of the Ordinary Shares) upon the
Ordinary Shares (whether issued directly or by a subsidiary of the Guarantor and entitled to the benefits of a guarantee ranking junior to this Guarantee).

     (c) The Guarantor, for so long as any Trust Securities or Company
Preferred Securities remain outstanding, shall maintain, or shall cause the
Bank or any one or more Qualified Subsidiaries or branches of the Bank (each, a
"Potential Securityholder") to maintain, 100% ownership of the Company Common
Securities and the Trust Common Securities. The Guarantor may transfer and permit the transfer of the Company Common Securities from one Potential
Securityholder to another Potential Securityholder, provided that prior to

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such transfer it has received an opinion of a nationally recognized law firm experienced in such matters to the effect that (A) the Company will continue to be treated as a partnership for United States federal income tax purposes and such transfer will not cause the Company to be classified as an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes, (B) such transfer will not cause the Company or the Trust to be required to register under the 1940 Act and (C) such transfer will not adversely affect the limited liability of the Holders of the Company Preferred
Securities.

     (d) The Guarantor for so long as any Trust Securities or Company Preferred
Securities remain outstanding, (i) shall cause the Company to remain a limited liability company, (ii) shall use its commercially reasonable efforts to ensure that the Company will not be an association or a publicly traded partnership taxable as a corporation for United States federal income tax purposes, (iii)
shall cause the Company to remain a limited liability company and not to voluntarily dissolve, wind up, liquidate or be terminated, except as permitted by the LLC Agreement, and (v) shall use its commercially reasonable efforts to ensure that the Trust will not be classified as other than a grantor trust for
United States federal income tax purposes.

     (e) The Guarantor, for so long as any of the Company Preferred Securities are outstanding, shall not permit, or take any action to cause, the dissolution, liquidation, termination or winding up of the Company, unless the
Guarantor is itself in liquidation and the approval of the Dutch Central Bank, if then required, to such action has been received.

     (f) If the Company Preferred Securities are distributed to Holders of
Trust Preferred Securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust, the Guarantor shall use its commercially reasonable best efforts to cause the Company Preferred
Securities to be listed on the New York Stock Exchange, Euronext or on such other national securities exchange or similar organization as the Trust
Preferred Securities are then listed or quoted on.

     Section 6.02. Ranking. This Guarantee will constitute an unsecured obligation of the Guarantor and will rank (i) subordinate and junior in right of payment to indebtedness of the Guarantor (other than any guarantee or contractual right expressed to rank pari passu with or junior to this
Guarantee), (ii) pari passu with the Guarantor's obligations under the Parity
Guarantees, including, without limitation, (A) the Trust Securities Guarantee
Agreement dated as of April 1, 1999, among the Guarantor, the Initial Holders
(as defined therein) of the 7?% Noncumulative Guaranteed Trust Preferred
Securities and the 7?% Trust Common Securities of ABN AMRO Capital Funding
Trust II, and The Bank of New York, as guarantee trustee, (B) the Class B
Preferred Securities Guarantee Agreement dated as of April 1, 1999 among the
Guarantor, ABN AMRO Capital Funding Trust II, as initial holder of the 7?%
Noncumulative Guaranteed Class B Preferred Securities of ABN AMRO Capital
Funding LLC II, and The Bank of

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New York, as guarantee trustee, (C) the Contingent Guarantee Agreement dated as of April 1, 1999 among the Guarantor, ABN AMRO Capital Funding LLC II and The
Bank of New York, as guarantee trustee, (D) the Trust Securities Guarantee
Agreement dated as of July 3, 2003, among the Guarantor, the Initial Holders
(as defined therein) of the 5.90% Non-cumulative Guaranteed Trust Preferred
Securities and the 5.90% Trust Common Securities of ABN AMRO Capital Funding
Trust V, and BNY Midwest Trust Company, as guarantee trustee, (E) the Company
Preferred Securities Guarantee Agreement dated as of July 3, 2003 among the
Guarantor, BNY Midwest Trust Company, in its capacity as property trustee pursuant to the Trust Agreement (as defined therein), as initial holder of the
5.90% Non-cumulative Guaranteed LLC Preferred Securities of ABN AMRO Capital
Funding LLC V, and BNY Midwest Trust Company, as guarantee trustee, (F) the
Contingent Guarantee Agreement dated as of July 3, 2003 among the Guarantor,
ABN AMRO Capital Funding LLC V and BNY Midwest Trust Company, as guarantee trustee, (G) the Trust Securities Guarantee Agreement dated as of September 30,
2003, among the Guarantor, the Initial Holders (as defined therein) of the
6.25% Non-cumulative Guaranteed Trust Preferred Securities and the 6.25% Trust
Common Securities of ABN AMRO Capital Funding Trust VI, and BNY Midwest Trust
Company, as guarantee trustee, (H) the Company Preferred Securities Guarantee
Agreement dated as of September 30, 2003 among the Guarantor, BNY Midwest Trust
Company, in its capacity as property trustee pursuant to the Trust Agreement
(as defined therein), as initial holder of the 6.25% Non-cumulative Guaranteed
LLC Preferred Securities of ABN AMRO Capital Funding LLC VI, and BNY Midwest
Trust Company, as guarantee trustee, and (I) the Contingent Guarantee Agreement dated as of September 30, 2003 among the Guarantor, ABN AMRO Capital Funding
LLC VI and BNY Midwest Trust Company, as guarantee trustee, and (iii) senior to the Ordinary Shares. Any guarantee given hereafter by the Guarantor with respect to preferred securities issued by a subsidiary of the Guarantor and treated as Tier 1 regulatory capital by the Guarantor that is silent as to seniority will rank pari passu with this Guarantee.

                                   ARTICLE 7
                                  TERMINATION

     Section 7.01. Termination. This Guarantee shall terminate upon, and be of no further force and effect from the earlier of (i) full payment of the
Redemption Price of all Company Preferred Securities or purchase and cancellation of all Company Preferred Securities or (ii) upon full payment of the $25.00 liquidation amount, plus any accumulated and unpaid Dividends thereon, plus Additional Amounts thereon, if any, as payable upon liquidation of the Issuer. Notwithstanding the foregoing, this Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any
Holder of Company Preferred Securities must restore payment of any sums paid under the Company Preferred Securities or under this Guarantee for any reason whatsoever.

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                                   ARTICLE 8
                                INDEMNIFICATION

     Section 8.01. Exculpation. (a) No Indemnified Person shall be liable, responsible or accountable in damages or otherwise to the Guarantor or any
Covered Person for any loss, liability, expense, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith in accordance with this Guarantee and in a manner that such
Indemnified Person reasonably believed to be within the scope of the authority conferred on such Indemnified Person by this Guarantee or by law, except that an Indemnified Person shall be liable for any such loss, liability, expense, damage or claim incurred by reason of such Indemnified Person's gross negligence or willful misconduct with respect to such acts or omissions.

     (b) An Indemnified Person shall be fully protected in relying in good faith upon the records of the Guarantor and upon such information, opinions, reports or statements presented to the Guarantor by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Guarantor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Dividends to Holders of Company Preferred Securities might properly be paid.

     Section 8.02. Indemnification. The Guarantor agrees to indemnify each
Indemnified Person for, and to hold each Indemnified Person harmless against, any and all loss, liability, damage, claim or expense incurred without gross negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses (including reasonable legal fees and expenses) of defending itself against, or investigating, any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The obligation to indemnify as set forth in this Section 8.02 shall survive the termination of this Guarantee or the earlier resignation or removal of the
Guarantee Trustee.

                                   ARTICLE 9
                                 MISCELLANEOUS

     Section 9.01. Successors and Assigns. All guarantees and agreements contained in this Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the Holders of the Company Preferred Securities then outstanding.

     Section 9.02. Amendments. Except for those changes (i) required under
Section 6.01(a) above or (ii) provided for in the two penultimate sentences of this paragraph, this Guarantee may be modified by the Guarantor and the
Guarantee

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Trustee only with the prior approval of the Holders of not less than 66-2/3% in liquidation amount of the Company Preferred Securities (excluding any Company
Preferred Securities held by the Guarantor or any of its Affiliates, other than
Company Preferred Securities purchased or acquired by the Guarantor or its
Affiliates in connection with transactions effected by or for the account of customers of the Guarantor or any of its Affiliates in connection with the distribution or trading of or market-making in connection with such securities and except that persons (other than Affiliates of the Guarantor) to whom the
Guarantor or any of its Affiliates have pledged Company Preferred Securities may vote or convert with respect to such pledged securities pursuant to the terms of such pledge). This Guarantee may be amended without the consent of the
Holders of the Company Preferred Securities to (i) cure any ambiguity, (ii)
correct or supplement any provision in this Guarantee that may be defective or inconsistent with any other provision of this Guarantee, (iii) add to the covenants, restrictions or obligations of the Guarantor, (iv) conform to any change in the 1940 Act, the Trust Indenture Act or the rules or regulations of either such Act and (v) modify, eliminate and add to any provision of this
Guarantee to such extent as may be necessary or desirable; provided that no such amendment shall have a material adverse effect on the rights, preferences or privileges of the Holders of the Company Preferred Securities. Sections
5.01, 5.02, 5.07 and the form of Exhibit A hereto may not be amended without the prior approval of the Holders of 100% in liquidation amount of the Company
Preferred Securities. Any amendment hereof in accordance with this Section 9.02 shall be binding on all Holders.

     Section 9.03. Judgment Currency Indemnity. (a) If, for the purposes of obtaining judgment in any court, it is necessary to convert an amount due from the Guarantor under any provision of this Guarantee to a currency other than
U.S. Dollars, the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Guarantee Trustee could purchase such other currency with U.S. Dollars at its New York office on the second
Business Day preceding the day on which final judgment is given.

     (b) The obligations of the Guarantor in respect of any amount due to the
Guarantee Trustee or any Holders under this Agreement shall, notwithstanding any judgment in a currency other than U.S. Dollars, be discharged only to the extent that on the Business Day following receipt by the Guarantee Trustee or such Holders, as the case may be, of any amount adjudged to be so due in such other currency the Guarantee Trustee or such Holders, as the case may be, may in accordance with normal banking procedures purchase U.S. Dollars with such other currency.

     (c) If the amount of U.S. Dollars so purchased is less than the amount originally due to the Guarantee Trustee or such Holders, as the case may be, in
U.S. Dollars, the Guarantor agrees, to the fullest extent that it may effectively do

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so, as a separate obligation and notwithstanding any such judgment, to indemnify the Guarantee Trustee or such Holders, as the case may be, against such loss.

     (d) If the amount of Dollars so purchased exceeds the amount originally due to the Guarantee Trustee or such Holders, as the case may be, in U.S.
Dollars, agree to remit any remaining amount to the Guarantor.

     Section 9.04. Assignment of the Guarantor. The Guarantor will not assign its obligations under the Guarantee, except in the case of a merger, consolidation or a sale of substantially all of its assets, where the Guarantor is not the surviving entity.

     Section 9.05. Notices. All notices provided for in this Guarantee shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by first class mail, as follows:

     (a) If given to the Guarantee Trustee, at the Guarantee Trustee's mailing address set forth below:

         BNY Midwest Trust Company
         2 North LaSalle Street
         Suite 1020
         Chicago, Illinois 60602
         Facsimile:  (312) 827-8542
         Attention:  Corporate Finance Group

     (b) If given to the Guarantor, at the Guarantor's mailing address set forth below (or such other address as the Guarantor may give notice of to the
Holders of the Company Preferred Securities):

         ABN AMRO Holding N.V.
         Gustav Mahlerlaan 10
         1082 PP Amsterdam
         The Netherlands
         Fax: +31 20 383 48 30
         Attention: Group Asset and Liability Management

     with a copy to:

         Davis Polk & Wardwell
         450 Lexington Avenue
         New York, New York 10017
         Fax: +1 212 450 3800
         Attention: Margaret Tahyar, Esq.

                                      25

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     (c) If given to any Holder of Company Preferred Securities, at the address set forth on the books and records of the Issuer.

     All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

     Section 9.06. Governing Law. THIS GUARANTEE SHALL BE GOVERNED BY, AND
CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE NETHERLANDS,
EXCEPT THAT ARTICLES 2, 3 AND 4, AND THE DEFINITIONS OF TERMS AS USED THEREIN,
SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE
LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES
THEREOF.

     Section 9.07. Jurisdiction. Any claim or proceeding brought by the
Guarantee Trustee on behalf of Holders or a Holder to enforce the obligations of the Guarantor hereunder shall be brought in a court of competent jurisdiction in Amsterdam, The Netherlands. Any claim or proceeding relating to the application of Articles 2, 3, 4, and the definitions of terms as used therein, including, without limitation, any claims, counter-claims and cross-claims asserted against the Guarantee Trustee in connection therewith, shall be brought in a court of competent jurisdiction in the State of New York.

                           [SIGNATURE PAGE TO FOLLOW]

                                      26

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     THIS GUARANTEE is executed as of the day and year first above written.

                                             ABN AMRO HOLDING N.V.,
                                               as Guarantor

                                             By: /s/ Rolf Smit
                                                --------------------------------
                                                Name:  Rolf Smit
                                                Title: Executive Vice President

                                             By: /s/ Arjo Blok
                                                --------------------------------
                                                Name:  Arjo Blok
                                                Title: Senior Vice President

BNY MIDWEST TRUST COMPANY,
  as Guarantee Trustee

By: /s/ Mary Callahan
   --------------------------------
   Name:  Mary Callahan
   Title: Assistant Vice President

BNY MIDWEST TRUST COMPANY,
  as Initial Holder (in its capacity as property
  trustee pursuant to the Trust Agreement)

By: /s/ Mary Callahan
   --------------------------------
   Name:  Mary Callahan
   Title: Assistant Vice President

[LLC Securities Guarantee]

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                                                                      EXHIBIT A

                             ABN AMRO HOLDING N.V.

                             OFFICERS' CERTIFICATE

       [March 31], [June 30], [September 30], [December 31],1 __________

     The undersigned, [name of Authorized Officer], [title of Authorized
Officer], and [name of Authorized Officer], [title of Authorized Officer], of
ABN AMRO Holding N.V., a public limited liability company incorporated under the laws of The Netherlands (the "Company"), pursuant to Section 5.02 of the
Guarantee Agreement dated as of February 18, 2004 (the "Guarantee"), executed and delivered by the Company, as guarantor, BNY Midwest Trust Company, in its capacity as property trustee pursuant to the Trust Agreement, and BNY Midwest
Trust Company, as guarantee trustee, for the benefit of the holders from time to time of the 6.08% Non-cumulative Guaranteed LLC Preferred Securities (the
"Company Preferred Securities") of ABN AMRO Capital Funding LLC VII, do hereby certify as of the date hereof on behalf of the Company as follows (capitalized terms used herein without definitions have the meanings assigned to them in the
Guarantee):

     1. We have read and are familiar with the provisions of the Guarantee
(including, without limitation, Section 5.02 thereof) and all definitions therein.

     2. We have reviewed all corporate documents necessary to state the facts contained herein and are duly authorized to certify to those facts.

     3. In our opinion, we have made such examination or investigation as is necessary to enable us to express an informed opinion as to the facts certified herein.

     4. [Neither][Either]1 the Company [nor][or]1 any of its subsidiaries (A)
has declared or made a dividend or other payment on its Ordinary Shares that pay dividends annually, or (B) has redeemed, repurchased or otherwise acquired
(other than (I) in connection with transactions effected by or for the account of customers of the Guarantor or any of its subsidiaries or in connection with the distribution, trading or market-making in respect of such securities, (II)
in connection with the satisfaction by the Guarantor or any of its subsidiaries of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants, (III)
as a result of a reclassification of the capital stock of the Guarantor or any of its subsidiaries or the exchange or conversion of one class or series of such capital stock for another

---------
     1 Delete, if not applicable.

                                      A-1

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class or series of such capital stock or (IV) the purchase of fractional interests in shares of the capital stock of the Guarantor or any of its subsidiaries pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged) for any consideration (and moneys [have][have not]2 been paid to or made available for a sinking fund or for redemption of any such shares) any Ordinary Shares or any Parity Securities during the twelve month period immediately preceding and including the date hereof.

     5. [Neither][Either]2 the Company [nor][or]2 any of its subsidiaries has declared or made a dividend or other payment in respect of the Ordinary Shares that pay dividends semi-annually, if any, during the six month period immediately preceding and including the date hereof.

     6. [Neither][Either]2 the Company [nor][or]2 any of its subsidiaries has declared or made a dividend or other payment in respect of the Ordinary Shares that pay dividends quarterly, if any, during the three month period immediately preceding and including the date hereof.

     7. (a) [Neither][Either]2 the Company [nor][or]2 any of its subsidiaries has declared or made a dividend or other payment in respect of the Parity
Securities that pay dividends annually, if any, during the twelve month period immediately preceding and including the date hereof.

     (b) A dividend or other payment in respect of the Parity Securities that pay dividends annually, if any, was declared or made [in full]2 [at __% of the stated dividend rate for such Parity Securities].3

     8. (a) [Neither][Either]2 the Company [nor][or]2 any of its subsidiaries has declared or made a dividend or other payment in respect of its Parity
Securities that pay dividends semi-annually, if any, during the six month period immediately preceding and including the date hereof.

     (b) A dividend or other payment in respect of the Parity Securities that pay dividends semi-annually, if any, was declared or made [in full]4 [at __% of the stated dividend rate for such Parity Securities].5

---------
     2 Delete, if not applicable.

     3 To be filled in only if a dividend or other payment was declared or made on the Parity Securities that pay dividends annually.

     4 Delete, if not applicable.

     5 To be filled in only if a dividend or other payment was declared or made on the Parity Securities that pay dividends semi-annually.

                                      A-2

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     9. (a) [Neither][Either]4 the Company [nor][or]4 any of its subsidiaries has declared or made a dividend or other payment in respect of the Parity
Securities that pay dividends quarterly, if any, during the three month period immediately preceding and including the date hereof.

     (b) A dividend or other payment in respect of the Parity Securities that pay dividends quarterly, if any, was declared or made [in full]4 [at __% of the stated dividend rate for such Parity Securities.]6

     IN WITNESS WHEREOF, the undersigned have duly executed as of the date first set forth above.

                                           ABN AMRO HOLDING N.V.

                                           By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                           By:
                                              ----------------------------------
                                              Name:
                                              Title:

---------
     6 To be filled in only if a dividend or other payment was declared or made on the Parity Securities that pay dividends quarterly.

                                      A-3

Item 8

                             DAVIS POLK & WARDWELL
                             450 Lexington Avenue
                              New York, NY 10017

                                                     February 19, 2004

ABN AMRO Holding N.V.
ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

ABN AMRO Capital Funding Trust VII
ABN AMRO Capital Funding LLC VII
135 South LaSalle Street
Chicago, Illinois 60603

Ladies and Gentlemen:

     We have acted as special tax counsel to ABN AMRO Holding N.V., ABN AMRO
Bank N.V., each a public limited liability company incorporated under the laws of The Netherlands, ABN AMRO Capital Funding Trust VII, a Delaware statutory trust, and ABN AMRO Capital Funding LLC VII, a limited liability company organized under the laws of Delaware in connection with the preparation and filing of a prospectus dated February 11, 2004 (the "Supplemental Prospectus")
to registration statement number 333-104778 on Form F-3 (the "Registration
Statement"). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933,
as amended (the "Act").

     We have reviewed the discussion contained under the heading "Taxation --
U.S. Taxation" in the Supplemental Prospectus and confirm that it sets forth in full our opinion as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the trust preferred securities, subject to the conditions and limitations set forth therein.

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ABN AMRO Holding N.V.                        2                February 19, 2004
ABN AMRO Bank N.V.
ABN AMRO Capital Funding Trust VII
ABN AMRO Capital Funding LLC VII

     We hereby consent to the inclusion of this opinion and to the references to us under the heading "Taxation -- U.S. Taxation" in the Supplemental
Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                        Very truly yours,

                                        /s/ Davis Polk & Wardwell